As filed with the Securities and Exchange Commission on August 14, 2006.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

EMERGENT BIOSOLUTIONS INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	2834	14-1902018
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code No.)	(I.R.S. Employer Identification No.)

300 Professional Drive, Suite 250
Gaithersburg, Maryland 20879
(301) 944-0290
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Fuad El-Hibri
Chief Executive Officer
Emergent BioSolutions Inc.
300 Professional Drive, Suite 250
Gaithersburg, Maryland 20879
(301) 944-0290
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

David E. Redlick, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 1875 Pennsylvania Avenue, NW Washington, DC 20006 (202) 663-6000	Daniel J. Abdun-Nabi, Esq. General Counsel Emergent BioSolutions Inc. 300 Professional Drive, Suite 250 Gaithersburg, Maryland 20879 (301) 944-0290	James A. Lebovitz, Esq. Brian D. Short, Esq. Dechert LLP 2929 Arch Street Philadelphia, Pennsylvania 19104 (215) 994-4000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this form are offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), please check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ _ _

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ _ _

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ _ _

CALCULATION OF REGISTRATION FEE

Title of Each Class of	Proposed Maximum	Amount of
Securities to be Registered	Aggregate Offering Price(1)	Registration Fee(2)
Common stock, $0.01 par value per share	$86,250,000	$9,229
Series A junior participating preferred stock purchase rights(3)	—	—

(1)	Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(o) under the Securities Act.

(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

(3)	Each share of common stock includes one series A junior participating preferred stock purchase right pursuant to a rights agreement to be entered into between the Registrant and the rights agent. The series A junior participating preferred stock purchase rights will initially trade together with the common stock. The value attributable to the series A junior participating preferred stock purchase rights, if any, is reflected in the offering price of the common stock.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated August 14, 2006

Prospectus

           shares

Common stock

This is an initial public offering of common stock by Emergent BioSolutions Inc. No public market currently exists for our common stock. We are offering        shares of our common stock. The estimated initial public offering price is between $           and $           per share.

We have applied to have our common stock listed on The NASDAQ Global Market under the symbol “EBSI.”

	Per share	Total

Initial public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds to Emergent, before expenses	$	$

The selling stockholders identified in this prospectus have granted the underwriters an option for a period of 30 days to purchase up to           additional shares of common stock to cover over-allotments. We will not receive any proceeds from the sale of shares by the selling stockholders.

Investing in our common stock involves a high degree of risk. See “Risk factors” beginning on page 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about          , 2006.

JPMorgan
Cowen and Company
HSBC

          , 2006

You should rely only on the information contained in this prospectus or to which we have referred you. We and the selling stockholders have not authorized anyone to provide you with different information. We and the selling stockholders are offering to sell, and are seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock. Our business, financial conditions, results of operations and prospects may have changed since that date.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in any jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

Prospectus summary

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that is important to you. Before investing in our common stock, you should read this prospectus carefully in its entirety, especially the risks of investing in our common stock that we discuss under “Risk factors,” and our financial statements and related notes beginning on page F-1.

Our business

We are a biopharmaceutical company focused on the development, manufacture and commercialization of immunobiotics. Immunobiotics are pharmaceutical products, such as vaccines and immune globulins, that induce or assist the body’s immune system to prevent or treat disease. We operate in two business segments: biodefense and commercial. In our biodefense business, we develop and commercialize immunobiotics for use against biological agents that are potential weapons of bioterrorism. In our commercial business, we develop immunobiotics for use against infectious diseases with significant unmet or underserved medical needs.

BioThrax. We manufacture and market BioThrax®, also referred to as anthrax vaccine adsorbed, the only anthrax vaccine approved by the U.S. Food and Drug Administration, or FDA. Our total revenues from BioThrax sales were $55.5 million in 2003, $81.0 million in 2004 and $127.3 million in 2005. The U.S. Department of Defense, or DoD, and the U.S. Department of Health and Human Services, or HHS, have been the principal customers for BioThrax. Since 1998, we have been a party to two supply agreements for BioThrax with the DoD. Pursuant to these contracts, we have supplied over eight million doses of BioThrax through July 2006 to the DoD for immunization of military personnel. Since March 1998, the DoD has vaccinated more than 1.5 million military personnel with more than 5.5 million doses of BioThrax. Our current contract with the DoD provides for the supply of BioThrax to the DoD through September 30, 2006. We expect to deliver all of the remaining doses of BioThrax under our contract with the DoD within the contract term. In April 2006, the DoD issued a notice that it intends to negotiate a sole source fixed price contract for the purchase of up to an additional 11 million doses of BioThrax over one base contract year plus four option years. In May 2005, we entered into an agreement to supply five million doses of BioThrax to HHS for placement into the strategic national stockpile for a fixed price of $123 million. We completed delivery of all five million doses by February 2006, seven months earlier than required. In May 2006, we entered into a contract modification with HHS for the delivery of an additional five million doses of BioThrax to HHS by May 2007 for a fixed price of $120 million.

The National Institutes of Health, or NIH, originally approved the manufacture and sale of BioThrax in 1970. In December 2005, in reaffirming the approval of BioThrax, the FDA concluded that BioThrax is safe and effective for the prevention of anthrax infection by all routes of exposure, including inhalation. A study published in 2002 by the Institute of Medicine, which is a component of The National Academy of Sciences, supports the FDA ruling. In its study, the Institute of Medicine found that BioThrax is an effective vaccine for protection against anthrax, including inhalational anthrax, caused by any known or plausible engineered strains.

Biodefense market opportunity. The biodefense market for immunobiotics has grown dramatically as a result of the increased awareness of the threat of global terror activity in the wake of the September 11, 2001 terrorist attacks and the October 2001 anthrax letter attacks. The letter attacks involved the delivery of mail contaminated with anthrax spores to government officials and members of the media in the United States. As a result of the letter attacks, 22 people became infected with anthrax, including 11 with inhalational anthrax, and five people died.

The U.S. government is the principal source of worldwide biodefense spending. Most U.S. government spending on biodefense programs results from procurement of countermeasures by HHS, the Centers for Disease Control and Prevention, or CDC, and the DoD and development funding from the National Institute of Allergy and Infectious Diseases of NIH, or NIAID, and the DoD. In 2004, the Project BioShield Act became law, providing $5.6 billion in appropriations over ten years and authorizing the procurement of countermeasures for biological, chemical, radiological and nuclear attacks.

Biodefense product development. In addition to BioThrax, our biodefense product portfolio includes three biodefense product candidates in preclinical development. We are developing all of our biodefense product candidates to address category A biological agents, which are the class of biological agents that the CDC has identified as the greatest possible threat to public health. Our biodefense product candidates in preclinical development are:

•	Anthrax immune globulin — for post-exposure treatment of anthrax infection;

•	Botulinum immune globulin — for post-exposure treatment of illness caused by botulinum toxin, which we are developing based on a new botulinum toxoid vaccine that we are developing in collaboration with the U.K. Health Protection Agency, or HPA; and

•	Recombinant bivalent botulinum vaccine — a prophylaxis for illness caused by botulinum toxin, which we also are developing in collaboration with HPA.

We are evaluating several potential product candidates in connection with development of a next generation anthrax vaccine, featuring attributes such as self-administration and a longer shelf life.

Commercial market opportunity. Vaccines have long been recognized as a safe and cost-effective method for preventing infection caused by various bacteria and viruses. Because of an increased emphasis on preventative medicine in industrialized countries, vaccines are now well recognized as an important part of public health management strategies. According to Frost & Sullivan, a market research organization, from 2002 to 2005, annual worldwide vaccine sales increased from $6.7 billion to $9.9 billion, a compound annual growth rate of approximately 14%. Frost & Sullivan estimates that the worldwide sales of vaccines will grow at a compound annual rate of approximately 10.5% from 2005 through 2012.

Commercial product development. Our commercial product portfolio includes two product candidates in Phase II clinical development, one vaccine candidate in Phase I clinical development and two vaccine candidates in preclinical development. Our commercial product candidates in clinical development are:

•	Typhoid vaccine — a single dose, drinkable vaccine, for which we have completed a Phase I clinical program, including trials in the United States, the United Kingdom and Vietnam, and expect to initiate a Phase II clinical trial in Vietnam in the fourth quarter of 2006;

•	Hepatitis B therapeutic vaccine — a multiple dose, drinkable vaccine for treatment of chronic carriers of hepatitis B infection, for which we have completed a Phase I clinical trial in the United Kingdom and expect to initiate a Phase II clinical trial in the United Kingdom in the second half of 2006; and

•	Group B streptococcus vaccine — a multiple dose, injectable vaccine for administration to women of childbearing age for protection of the fetus and newborn babies, for which we have completed a Phase I clinical trial in the United Kingdom.

Our commercial product candidates in preclinical development are a chlamydia vaccine and a meningitis B vaccine.

The Wellcome Trust provided funding for our Phase I clinical trial of our typhoid vaccine candidate in Vietnam and has agreed to provide funding for our Phase II clinical trial of this vaccine candidate in Vietnam. In May 2006, we entered into a license and co-development agreement with Sanofi Pasteur, the vaccines business of Sanofi-Aventis, under which we granted Sanofi Pasteur an exclusive, worldwide license under our proprietary technology to develop and commercialize a meningitis B vaccine candidate.

Our strategy. Our goal is to become a worldwide leader in developing, manufacturing and commercializing immunobiotics that target diseases with significant unmet or underserved medical needs. Key elements of our strategy to achieve this goal are:

•	Maximize the commercial potential of BioThrax. We are focused on increasing sales of BioThrax to U.S. government customers, expanding the market for BioThrax to other customers and pursuing label expansions and improvements for BioThrax. The potential label expansions and improvements for BioThrax include an extension of shelf life, reductions in the number of required doses, addition of another method of administration and use as a post-exposure prophylaxis for anthrax infection in combination with antibiotic therapy.

•	Continue to develop a balanced portfolio of immunobiotic products. We seek to maintain a balanced product portfolio that includes both biodefense and commercial immunobiotic product candidates and both vaccines and therapeutics to diversify product development and commercialization risk. We expect that biodefense product candidates may generate revenues from product sales sooner than commercial product candidates because of Project BioShield, which allows the U.S. government to purchase biodefense products for the strategic national stockpile before they are approved by the FDA.

•	Focus on core capabilities in product development and manufacturing. We focus our efforts on immunobiotic product development and manufacturing, which we believe are our core capabilities. We seek to obtain marketed products and development stage product candidates through acquisitions and licensing arrangements with third parties.

•	Build large scale manufacturing infrastructure. To augment our existing manufacturing capabilities, we are constructing a new 50,000 square foot manufacturing facility on our Lansing, Michigan campus. We anticipate that we will initiate large scale manufacturing of BioThrax at our new Lansing facility in 2008. We also own two buildings in Frederick, Maryland that we plan to build out as future manufacturing facilities.

•	Selectively establish collaborations. For each of our product candidates, we plan to evaluate the merits of retaining commercialization rights or entering into collaboration arrangements with leading pharmaceutical or biotechnology companies or non-governmental organizations. We currently have collaborations with HPA and Sanofi Pasteur.

•	Seek governmental and other third party grants and support. To date, the CDC, the NIH and the Wellcome Trust have provided product development support or funding. We plan to encourage government entities and non-government and philanthropic organizations to continue to conduct studies of, and pursue other development efforts and provide development funding for, BioThrax and our product candidates.

Our history. We commenced operations in September 1998 through an acquisition from the Michigan Biologic Products Institute of rights to BioThrax, vaccine manufacturing facilities at a multi-building campus on approximately 12.5 acres in Lansing, Michigan and vaccine development and production know-how. We acquired our pipeline of commercial vaccine candidates through our acquisition of Microscience Limited in 2005 and our acquisition of substantially all of the assets of Antex Biologics, Inc. in 2003.

Risks associated with our business

Our business is subject to numerous risks, as more fully described in the section entitled “Risk factors” immediately following this prospectus summary. We have derived substantially all of our revenue from sales of BioThrax under contracts with the DoD and HHS. Our ongoing U.S. government contracts do not necessarily increase the likelihood that we will secure future comparable contracts with the U.S. government. We expect that a significant portion of the business that we will seek in the near future, in particular for BioThrax, will be under government contracts that present a number of risks that are not typically present in the commercial contracting process. Our U.S. government contracts for BioThrax require annual funding decisions by the government and are subject to unilateral termination by the government. We may fail to achieve significant sales of BioThrax to customers in addition to the U.S. government, which would harm our growth opportunities. We may not be able to sustain or increase profitability. We are spending significant amounts for the expansion of our manufacturing facilities. We may not be able to manufacture BioThrax consistently in accordance with FDA specifications. Other than BioThrax, all of our product candidates are undergoing clinical trials or are in early stages of development, and failure is common and can occur at any stage of development. None of our product candidates other than BioThrax has received regulatory approval.

Our corporate information

We were incorporated as BioPort Corporation under the laws of Michigan in May 1998. In June 2004, we completed a corporate reorganization in which Emergent BioSolutions Inc., a Delaware corporation formed in December 2003, issued shares of class A common stock to stockholders of BioPort in exchange for an equal number of outstanding shares of common stock of BioPort. As a result of this reorganization, BioPort became a wholly owned subsidiary of Emergent.

Our principal executive offices are located at 300 Professional Drive, Suite 250, Gaithersburg, Maryland 20879, and our telephone number is (301) 944-0290. Our website address is www.emergentbiosolutions.com. We have included our website address as an inactive textual reference only. The information contained on, or that can be accessed through, our website is not a part of this prospectus.

In this prospectus, unless otherwise stated or the context otherwise requires, references to “Emergent,” “we,” “us,” “our” and similar references refer to Emergent BioSolutions Inc. BioThrax® and spi-Vec® are our registered trademarks. Other trademarks, trade names or service marks appearing in this prospectus are the property of their respective owners.

The offering

Common stock offered by us	shares

Common stock offered by the selling stockholders	shares if the underwriters exercise their over-allotment option in full

Common stock to be outstanding after this offering	shares

Use of proceeds	We expect to use the net proceeds from this offering, together with our existing cash and cash equivalents, revenues from BioThrax product sales and other committed sources of funds, to fund clinical trials, preclinical testing and other development activities and the balance for working capital, capital expenditures and other general corporate purposes. See “Use of proceeds.”

We will not receive any proceeds from the sale of shares of common stock by the selling stockholders as a result of the exercise by the underwriters of their over-allotment option.

Risk factors	See “Risk factors” and other information in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Proposed NASDAQ Global Market symbol	EBSI

The number of shares of our common stock to be outstanding immediately after this offering is based on 7,782,016 shares outstanding as of July 31, 2006, and excludes:

•	1,062,779 shares of common stock issuable upon the exercise of stock options outstanding as of July 31, 2006 at a weighted average exercise price of $6.38 per share;

•	157,206 additional shares of common stock reserved for issuance under our employee stock option plan as of July 31, 2006; and

•	175,000 additional shares of common stock that will be reserved for issuance under our 2006 stock incentive plan immediately prior to completion of this offering.

Except in our financial statements included in this prospectus, in the table set forth under “Capitalization,” in “Certain relationships and related party transactions” or where otherwise expressly indicated, all information in this prospectus assumes that, prior to the completion of this offering, our previously existing class A common stock has been reclassified as common stock, all previously outstanding shares of class B common stock have been converted into shares of common stock and each outstanding option to purchase class B common stock has become an option to purchase common stock.

Unless otherwise indicated, all information in this prospectus assumes:

•	no exercise of the outstanding options described above; and

•	no exercise by the underwriters of their option to purchase up to shares of common stock from the selling stockholders to cover over-allotments.

Summary consolidated financial data

You should read the following summary consolidated financial data together with our consolidated financial statements and the related notes appearing at the end of this prospectus and the “Management’s discussion and analysis of financial condition and results of operations” section of this prospectus.

The summary consolidated financial data for the years ended December 31, 2003, 2004 and 2005 have been derived from our historical audited consolidated financial statements. The summary consolidated financial data for the three-month periods ended March 31, 2005 and 2006 and as of March 31, 2006 have been derived from our unaudited consolidated financial statements. The unaudited summary consolidated financial data include, in the opinion of our management, all adjustments, consisting only of normal recurring adjustments, that are necessary for a fair presentation of our financial position and results of operations for these periods. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period, and our results for any interim period are not necessarily indicative of results for a full fiscal year. The as adjusted consolidated balance sheet data set forth below give effect to the sale by us of           shares of common stock in this offering at an assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and offering expenses payable by us.

	Year ended December 31,			Three months ended March 31,
(in thousands, except share and per share data)	2003	2004	2005	2005	2006

				(unaudited)

Statements of operations data:
Revenues:
Product sales	$55,536	$81,014	$127,271	$14,782	$12,196
Milestones and grants	233	2,480	3,417	480	27

Total revenues	55,769	83,494	130,688	15,262	12,223
Operating expenses (income):
Cost of product sales	22,342	30,102	31,603	4,136	2,861
Research and development	6,327	10,117	18,381	1,852	8,173
Selling, general & administrative	19,547	30,323	42,793	8,849	10,587
Purchased in-process research and development	1,824	—	26,575	—	—
Settlement of State of Michigan obligation	—	(3,819)	—	—	—
Litigation settlement	—	—	(10,000)	—	—

Total operating expenses	50,040	66,723	109,352	14,837	21,621

Income (loss) from operations	5,729	16,771	21,336	425	(9,398)

Other income (expense):
Interest income	100	65	485	77	203
Interest expense	(293)	(241)	(767)	(189)	(170)
Other income (expense), net	168	6	55	(13)	7

Total other income (expense)	(25)	(170)	(227)	(125)	40

Net income (loss)	$4,454	$11,472	$15,784	$224	$(4,636)

Earnings (loss) per share — basic	$0.68	$1.74	$2.21	$0.03	$(0.60)
Earnings (loss) per share — diluted	$0.63	$1.61	$2.00	$0.03	$(0.60)
Weighted average number of shares — basic	6,570,856	6,576,019	7,136,866	6,494,604	7,767,859
Weighted average number of shares — diluted	7,061,537	7,104,172	7,908,023	7,102,822	7,767,859

	As of March 31, 2006
(in thousands)	Actual	As adjusted

	(unaudited)

Balance sheet data:
Cash and cash equivalents	$14,774	$
Working capital	20,048
Total assets	90,573
Total long-term liabilities	10,225
Total stockholders’ equity	54,905

The balance sheet data above do not reflect the incurrence of $8.5 million of indebtedness under a mortgage loan from HSBC Realty Credit Corporation that we entered into in April 2006 in connection with the purchase of a building in Frederick, Maryland.

Risk factors

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all of the other information included in this prospectus, including the financial statements and related notes appearing at the end of this prospectus, before deciding to invest in our common stock. If any of the following risks actually occurs, our business, prospects, financial condition and operating results could be materially harmed. In that event, the market price of our common stock could decline and you could lose part or all of your investment.

Risks related to our dependence on U.S. government contracts for BioThrax

We have derived substantially all of our revenue from sales of our BioThrax anthrax vaccine under contracts with the U.S. Department of Defense and the U.S. Department of Health and Human Services. If we are unable to obtain new contracts with and deliver BioThrax to these customers, our business, financial condition and operating results could be materially harmed.

We have derived and expect for the foreseeable future to continue to derive substantially all of our revenue from sales of BioThrax, our FDA approved anthrax vaccine. We currently supply BioThrax to the DoD for immunization of military personnel and to HHS for placement into the strategic national stockpile. In 2005, we derived substantially all of our revenue from our BioThrax contracts with the DoD and HHS. Our current contract with the DoD expires on September 30, 2006. Although the DoD issued a notice that it intends to pursue a sole source fixed price contract to purchase up to an additional 11 million doses of BioThrax over one base contract year plus four option years, we may not be awarded a follow-on contract on favorable terms or at all. We have delivered all of the five million doses of BioThrax that HHS agreed to purchase under a contract that we entered into with HHS in May 2005. In May 2006, we entered into a contract modification with HHS for the delivery of an additional five million doses of BioThrax to HHS by May 2007. Our ongoing contracts do not necessarily increase the likelihood that we will secure future comparable contracts with the U.S. government. The success of our business and our operating results for the foreseeable future are substantially dependent on the number of doses of BioThrax that the U.S. government purchases from us.

The results of ongoing legal proceedings could reduce demand for BioThrax by the U.S. government. Prior to the issuance of an order in December 2005 by the FDA and an appellate court ruling in February 2006, the DoD had been enjoined by a court order from administering BioThrax without informed consent of the recipient or a Presidential waiver. Although we are not a party to this lawsuit, if further proceedings result in another injunction or otherwise restrict the administration of BioThrax by the DoD, the amount of future purchases of BioThrax by the DoD could be limited.

Our business may be harmed as a result of the government contracting process, which is a competitive bidding process that involves risks not present in the commercial contracting process.

We expect that a significant portion of the business that we will seek in the near future will be under government contracts or subcontracts awarded through competitive bidding. Competitive bidding for government contracts presents a number of risks that are not typically present in the commercial contracting process, including:

•	the need to devote substantial time and attention of management and key employees to the preparation of bids and proposals for contracts that may not be awarded to us;

•	the need to accurately estimate the resources and cost structure that will be required to perform any contract that we might be awarded; and

•	the expenses that we might incur and the delays that we might suffer if our competitors protest or challenge contract awards made to us pursuant to competitive bidding, and the risk that any such protest or challenge could result in the resubmission of bids based on modified specifications, or in termination, reduction or modification of the awarded contract.

The U.S. government may choose to award future contracts for the supply of anthrax vaccines and other biodefense product candidates that we are developing to our competitors instead of to us. If we are unable to win particular contracts, we may not be able to operate in the market for products that are provided under those contracts for a number of years. For example, in November 2004, HHS awarded VaxGen, Inc., one of our competitors in the anthrax vaccine market, a contract for the supply of 75 million doses of a recombinant protective antigen anthrax vaccine for inclusion in the strategic national stockpile. If VaxGen is able to deliver product under its contract, HHS may eliminate or reduce future orders for other anthrax vaccines, including BioThrax.

If we are unable to consistently win new contract awards over an extended period, or if we fail to anticipate all of the costs and resources that will be required to secure such contract awards, our growth strategy and our business, financial condition, and operating results could be materially adversely affected.

Our U.S. government contracts for BioThrax require annual funding decisions by the government and are subject to unilateral termination by the government. The failure to fund or termination of one or more of these contracts could cause our financial condition and operating results to suffer materially.

Our principal customer for BioThrax, our only marketed product, is the U.S. government. We sell to the U.S. government under contracts with the DoD and HHS. In addition, we anticipate that the U.S. government will be the principal customer for any other biodefense products that we successfully develop. Accordingly, we are subject to a range of risks arising out of being a contractor to the U.S. government under U.S. government programs.

Over its lifetime, a U.S. government program may be implemented through the award of many different individual contracts and subcontracts. The funding of government programs is subject to Congressional appropriations. Congress generally appropriates funds on a fiscal year basis even though a program may continue for several years. For example, our DoD contracts for BioThrax have been structured with one base year during which the DoD agrees to purchase a minimum number of doses of BioThrax with options for the DoD to purchase further quantities in future years. Government programs are often only partially funded initially, and additional funds are committed only as Congress makes further appropriations. The termination of a program or failure to commit funds to a program would result in a loss of anticipated future revenues attributable to that program, which could materially harm our business. Our government customers are subject to stringent budgetary constraints and political considerations. If annual levels of government expenditures and authorizations for biodefense decrease or shift to programs in areas where we do not offer products or are not developing product candidates, our business, revenues and operating results may suffer.

Generally, government contracts, including our U.S. government contracts for BioThrax, contain provisions permitting unilateral termination, in whole or in part, at the government’s convenience. Under general principles of government contracting law, if the government terminates a contract for convenience, the terminated company may recover only its incurred or committed costs, settlement expenses and profit on work completed prior to the termination. If the government terminates a contract for default, the defaulting company is entitled to recover costs incurred and associated profits on accepted items only and may be liable for excess costs incurred by the government in procuring undelivered items from another source. One or more of our government contracts could be terminated under these circumstances.

Our business with the U.S. government is also subject to specific procurement regulations and a variety of other legal compliance obligations. These obligations include those related to:

•	procurement integrity;

•	export control;

•	government security regulations;

•	employment practices;

•	protection of the environment;

•	accuracy of records and the recording of costs; and

•	foreign corrupt practices.

Compliance with these obligations increases our performance and compliance costs. Failure to comply with these regulations and requirements could lead to suspension or debarment, for cause, from government contracting or subcontracting for a period of time. The termination of a government contract or relationship as a result of our failure to satisfy any of these obligations would have a negative impact on our operations and harm our reputation and ability to procure other government contracts in the future.

The pricing under our fixed price government contracts is based on estimates of the time, resources and expenses required to deliver the specified doses of BioThrax. If our estimates are not accurate, we may not be able to earn an adequate return under these contracts.

Our current contracts for the supply of BioThrax with the DoD and HHS are fixed price contracts. In addition, we expect that our future contracts with the U.S. government for biodefense product candidates that we successfully develop may be fixed price contracts. Under a fixed price contract, we are required to deliver our products at a fixed price regardless of the actual costs we incur and absorb any costs in excess of the fixed price. Estimating costs that are related to performance in accordance with contract specifications is difficult. Our failure to anticipate technical problems, estimate costs accurately or control costs during performance of a fixed price contract could reduce the profitability of a fixed price contract or cause a loss.

Unfavorable provisions in government contracts may harm our business, financial condition and operating results.

Government contracts customarily contain provisions that give the government rights and remedies that are not typically found in commercial contracts, including provisions that allow the government to:

•	terminate existing contracts, in whole or in part, for any reason or no reason;

•	reduce or modify contracts or subcontracts;

•	cancel multi-year contracts and related orders if funds for contract performance for any subsequent year become unavailable;

•	decline to exercise an option to renew a contract;

•	claim rights in products, including intellectual property, produced under the contract;

•	suspend or debar the contractor from doing business with the government or a specific government agency;

•	pursue criminal or civil remedies under the False Claims Act and False Statements Act; and

•	control or prohibit the export of products.

Some government contracts grant the government the right to use, for or on behalf of the U.S. government, any technologies developed by the contractor under the government contract. If we were to develop technology under a contract with such a provision, we might not be able to prohibit third parties, including our competitors, from using that technology in providing products and services to the government.

Risks related to our financial position and need for additional financing

We have a limited operating history and may not maintain profitability in future periods or on a consistent basis.

We have a limited operating history. We commenced operations in 1998, and the FDA approved the manufacture of BioThrax at our renovated facilities in Lansing, Michigan in December 2001. Although we were profitable for each of the last three fiscal years, we have not been profitable for every quarter during that time. In particular, we were not profitable for the three months ended March 31, 2006. We may not be able to achieve consistent profitability on a quarterly basis or sustain or increase profitability on an annual basis. If we are unable to maintain profitability on a consistent basis, the market price of our common stock may decline, and you could lose part or all of your investment.

Our indebtedness may limit cash flow available to invest in the ongoing needs of our business.

As of July 31, 2006, we had $19.5 million principal amount of debt outstanding. We also have a revolving line of credit for up to $10.0 million. We can borrow under the line of credit through October 1, 2006.

Our leverage could have significant adverse consequences, including:

•	requiring us to dedicate a substantial portion of any cash flow from operations to the payment of interest on, and principal of, our debt, which will reduce the amounts available to fund working capital, capital expenditures, product development efforts and other general corporate purposes;

•	increasing the amount of interest that we have to pay on debt with variable interest rates if market rates of interest increase;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

•	placing us at a competitive disadvantage compared to our competitors that have less debt.

We may not have sufficient funds or may be unable to arrange for additional financing to pay the amounts due under our existing debt. Because of the covenants under our existing debt instruments and the pledge of our existing assets as collateral, we have a limited ability to obtain additional debt financing.

We may need additional funding and may be unable to raise capital when needed, which would harm our business, financial condition and operating results.

We expect our development expenses to increase in connection with our ongoing activities, particularly as we conduct additional and later stage clinical trials for our product candidates. In addition, we incur significant commercialization expenses for BioThrax product sales, marketing and manufacturing. We expect these commercialization expenses to increase in the future as we seek to broaden the market for BioThrax and if we receive marketing approval for additional products. We also are committed to substantial capital expenditures in connection with the expansion of our Lansing, Michigan facility. In addition, we expect to incur substantial capital expenditures in connection with our planned build out of two buildings in Frederick, Maryland as future manufacturing facilities. We expect to rely on cash from product sales to fund development and commercialization costs for our product candidates. If we do not obtain future contracts with, and deliver BioThrax to, the DoD and HHS, we may be forced to find additional sources of funding and to do so earlier than we currently anticipate. We may be unable to raise capital when needed or on attractive terms, which would force us to delay, reduce the scope of or eliminate our research and development programs or reduce our planned commercialization efforts.

As of July 31, 2006, we had $6.0 million of cash and cash equivalents. We believe that the net proceeds from this offering, together with our existing cash and cash equivalents, revenues from BioThrax product sales and other committed sources of funds, will be sufficient to enable us to fund our anticipated operating expenses and capital expenditure and debt service requirements for at least the next 24 months. Our future capital requirements will depend on many factors, including:

•	the level of BioThrax product sales and cost of product sales;

•	the timing of, and the costs involved in, constructing our new manufacturing facility in Lansing, Michigan and the build out of our manufacturing facilities in Frederick, Maryland;

•	the scope, progress, results and costs of our preclinical and clinical development activities;

•	the costs, timing and outcome of regulatory review of our product candidates;

•	the number of, and development requirements for, other product candidates that we may pursue;

•	the costs of commercialization activities, including product marketing, sales and distribution;

•	the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other patent-related costs, including litigation costs and the results of such litigation;

•	the extent to which we acquire or invest in businesses, products and technologies; and

•	our ability to establish and maintain collaborations, such as our collaboration with Sanofi Pasteur.

To the extent our capital resources are insufficient to meet our future capital requirements, we will need to finance our cash needs through public or private equity offerings, debt financings or corporate collaboration and licensing arrangements. Our only committed external sources of funds are remaining borrowing availability under our revolving line of credit, development funding under our collaboration agreement with Sanofi Pasteur and funding from the Wellcome Trust for our Phase II clinical trial of our typhoid vaccine candidate in Vietnam. Our ability to borrow additional amounts under our loan agreements is subject to our satisfaction of specified conditions. Additional equity or debt financing, grants, or corporate collaboration and licensing arrangements, may not be available on acceptable terms, if at all.

If we raise additional funds by issuing equity securities, our stockholders may experience dilution. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. Any debt financing or additional equity that we raise may contain terms, such as liquidation and other preferences, that are not favorable to us or our stockholders. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish valuable rights to our technologies or product candidates or grant licenses on terms that may not be favorable to us.

Risks related to manufacturing and manufacturing facilities

We have initiated a manufacturing facility expansion program. Delays in completing and receiving regulatory approvals for these manufacturing facility projects could limit our potential revenues and growth.

We are spending significant amounts for the construction of a new 50,000 square foot manufacturing facility on our Lansing, Michigan campus, which is being designed to enable us to manufacture BioThrax on a large scale for our existing and potential future customers. We are also constructing this new facility to accommodate large scale commercial manufacturing of multiple vaccine products, subject to complying with appropriate change-over procedures. In addition, we own two buildings in Frederick, Maryland that we plan to build out as future manufacturing facilities. Constructing and preparing a facility for commercial vaccine manufacturing is a significant project. For example, constructing the new Lansing facility with increased manufacturing capacity requires that we scale up both fermentation and downstream processing compared to levels at our existing production facility. These projects may result in unanticipated delays and cost more than expected due to a number of factors, including regulatory requirements. The FDA must approve our new manufacturing facilities before they can be used to commercially manufacture our products. For example, we are required to show that the product we manufacture in our new Lansing facility is comparable to BioThrax manufactured in our existing production facility. The costs and time required to comply with the FDA’s current Good Manufacturing Practice, or cGMP, regulations, or similar regulatory requirements for sales of our products outside the United States, may be significant. If construction or regulatory approval of our new facility in Lansing is delayed, we may not be able to manufacture sufficient quantities of BioThrax to allow us to increase sales of BioThrax to the U.S. government and other customers, which would limit our opportunities for growth. If construction or regulatory approval of our new manufacturing facilities at our Frederick site is delayed, we may not be able to independently manufacture our commercial product candidates for clinical trials or commercial sale. Cost overruns associated with constructing either our Lansing or Frederick facilities could require us to raise additional funds from external sources. We may not be able to do so on favorable terms or at all.

BioThrax and our immunobiotic product candidates are difficult to manufacture on a large scale commercial basis, which could cause us to delay product launches or experience shortages of products.

BioThrax and all our product candidates are biologics. Manufacturing biologic products, especially in large quantities, is complex. The products must be made consistently and in substantial compliance with a clearly defined manufacturing process. Accordingly, it is essential to be able to validate and control the manufacturing process to assure that it is reproducible. Slight deviations anywhere in the manufacturing process, including filling, labeling and packaging and quality control and testing, may result in lot failures or product recalls. From time to time, we experience deviations during the manufacturing process of BioThrax that can affect our release of the production lot according to our release protocols and other acceptance criteria. Lot failures or product recalls could cause us to fail to satisfy customer orders or contractual commitments, lead to a termination of one or more of our contracts or result in litigation or regulatory action against us, any of which could be costly to us and otherwise harm our business.

For example, in late 2005, our standard product release testing identified BioThrax production lots for which follow up testing was required to determine whether we can submit these lots to the FDA for release for sale. We waited to conduct final release testing of these lots pending FDA review of an application that we submitted to amend the BioThrax release specifications. The FDA approved our amendment to the release specifications in May 2006, and we subsequently reinitiated release testing of these BioThrax lots. We will not be able to sell any lots that fail to satisfy the amended release testing specifications or that are not released for sale by the FDA.

Disruption at, damage to or destruction of our manufacturing facilities could impede our ability to manufacture BioThrax, which would harm our business, financial condition and operating results.

We currently rely on our manufacturing facilities at a single location in Lansing, Michigan for the production of BioThrax. Any interruption in manufacturing operations at this location could result in our inability to satisfy the product demands of our customers. A number of factors could cause interruptions, including:

•	equipment malfunctions or failures;

•	technology malfunctions;

•	work stoppages;

•	damage to or destruction of the facility due to natural disasters;

•	regional power shortages;

•	product tampering; or

•	terrorist activities.

Any disruption that impedes our ability to manufacture and ship BioThrax in a timely manner could reduce our revenues and materially harm our business, financial condition and operating results.

Our business may be harmed if we do not adequately forecast customer demand.

The timing and amount of customer demand is difficult to predict. We may not be able to scale up our production quickly enough to fill any new customer orders on a timely basis. This could cause us to lose new business and possibly existing business. In addition, we may not be able to scale up manufacturing processes for our product candidates to allow production of commercial quantities at a reasonable cost or at all. Furthermore, if we overestimate customer demand, we could incur significant unrecoverable costs from creating excess capacity. For example, if we do not maintain and increase sales of BioThrax to the U.S. government and other customers, we may not be able to generate an adequate return on the significant amounts that we are spending for construction of our new manufacturing facility in Lansing.

In addition, if we do not successfully develop and commercialize any of our product candidates, we may never require the production capacity that we expect to have available at our Frederick site.

If third parties do not manufacture our product candidates in sufficient quantities and at an acceptable cost or in compliance with regulatory requirements and specifications, the development and commercialization of our product candidates could be delayed, prevented or impaired.

We currently rely on third parties to manufacture the supplies of our immunobiotic product candidates that we require for preclinical and clinical development. Any significant delay in obtaining adequate supplies of our product candidates could adversely affect our ability to develop or commercialize these product candidates. Although we recently commissioned a new pilot plant manufacturing facility on our Lansing campus and plan to construct a pilot plant in Maryland for production of preclinical and clinical supplies of our product candidates, we expect that we will continue to use third parties for these purposes. In addition, we expect that we will rely on third parties for a portion of the manufacturing process for commercial supplies of product candidates that we successfully develop, including fermentation for some of our vaccine product candidates, plasma fractionation and purification for our immune globulin product candidates and contract fill and finish operations. Our current and anticipated future dependence upon others for the manufacture of our product candidates may adversely affect our ability to develop product candidates and commercialize any products that receive regulatory approval on a timely and competitive basis.

Other than our agreement with a third party for purification and fractionation of plasma for our anthrax immune globulin candidate, we do not have any long-term manufacturing agreements with third parties, and manufacturers under our short-term supply agreements are not obligated to accept any purchase orders we may submit. If any third party terminates its agreement with us, based on its own business priorities, or otherwise fails to fulfill our purchase orders, we would need to rely on alternative sources to satisfy our requirements. If these alternative suppliers are not available or are delayed in fulfilling our requirements, we may not be able to obtain adequate supplies of our product candidates on a timely basis. A change of manufacturers may require review from the FDA and satisfaction of comparable foreign requirements. This review may be costly and time consuming. There are a limited number of manufacturers that operate under the FDA’s cGMP requirements and that are both capable of manufacturing for us and willing to do so.

We currently rely on third parties for regulatory compliance and quality assurance with respect to the supplies of our product candidates that they produce for us. We also will rely for these purposes on any third party that we use for production of commercial supplies of product candidates that we successfully develop. Manufacturers are subject to ongoing, periodic, unannounced inspection by the FDA and corresponding state and foreign agencies or their designees to ensure strict compliance with cGMP regulations and other governmental regulations and corresponding foreign standards. We cannot be certain that our present or future manufacturers will be able to comply with cGMP regulations and other FDA regulatory requirements or similar regulatory requirements outside the United States. We do not control compliance by manufacturers with these regulations and standards. If we or these third parties fail to comply with applicable regulations, sanctions could be imposed on us, which could significantly and adversely affect supplies of our product candidates. The sanctions that might be imposed include:

•	fines, injunctions and civil penalties;

•	refusal by regulatory authorities to grant marketing approval of our product candidates;

•	delays, suspension or withdrawal of regulatory approvals, including license revocation;

•	seizures or recalls of product candidates or products;

•	operating restrictions; and

•	criminal prosecutions.

If as a result of regulatory requirements or otherwise we or third parties are unable to manufacture our product candidates at an acceptable cost, our product candidates may not be commercially viable.

Our use of hazardous materials, chemicals, bacteria and viruses requires us to comply with regulatory requirements and exposes us to significant potential liabilities.

Our development and manufacturing processes involve the use of hazardous materials, including chemicals, bacteria, viruses and radioactive materials, and produce waste products. Accordingly, we are subject to federal, state, local and foreign laws and regulations governing the use, manufacture, distribution, storage, handling, disposal and recordkeeping of these materials. In addition to complying with environmental and occupational health and safety laws, we must comply with special regulations relating to biosafety administered by the CDC, HHS and the DoD.

The Public Health Security and Bioterrorism Preparedness and Response Act and the Agricultural Protection Act require us to register with the CDC and the Department of Agriculture our possession, use or transfer of select biological agents or toxins that could pose a threat to public health and safety, to animal or plant health or to animal or plant products. This legislation requires increased safeguards and security measures for these select agents and toxins, including controlled access and the screening of entities and personnel, and establishes a comprehensive national database of registered entities.

We also are subject to export control regulations governing the export of BioThrax and technology and materials used to develop and manufacture BioThrax and our product candidates. If we fail to comply with environmental, occupational health and safety, biosafety and export control laws, we could be held liable for fines, penalties and damages that result, and any such liability could exceed our assets and resources. In addition, we could be required to cease immediately all use of a select agent or toxin, and we could be prohibited from exporting our products, technology and materials.

If the company on whom we rely for filling BioThrax vials is unable to perform these services for us, our business may suffer.

We have outsourced the operation for filling BioThrax into vials to a single company, Hollister-Stier Laboratories LLC. Our contract with Hollister-Stier expires on December 31, 2007. We have not established internal redundancy for our filling functions and currently have no substitute provider that can handle our filling needs. If Hollister-Stier is unable to perform filling services for us or we are unable to enter into a new contract with Hollister-Stier, we would need to identify and engage an alternative filling company. Any new contract filling company will need to obtain FDA approval for filling BioThrax at its facilities. Identifying and engaging a new contract filling company and obtaining FDA approval could involve significant cost and delay. As a result, we might not be able to deliver BioThrax orders on a timely basis and our revenues could decrease.

Risks related to product development

Our business depends significantly on our success in completing development and commercializing product candidates that are still under development. If we are unable to commercialize these product candidates, or experience significant delays in doing so, our business will be materially harmed.

We have invested a significant portion of our efforts and financial resources in the development of our immunobiotic product candidates. In addition to BioThrax product sales, our ability to generate near term revenue is particularly dependent on the success of our anthrax immune globulin candidate and our botulinum development programs. All of these product candidates are currently in preclinical development. The commercial success of our product candidates will depend on many factors, including:

•	successful completion of preclinical development;

•	successful completion of clinical trials;

•	receipt of marketing approvals from the FDA and similar foreign regulatory authorities;

•	a determination by the Secretary of HHS that our biodefense product candidates should be purchased for the strategic national stockpile prior to FDA approval;

•	establishing commercial manufacturing processes or arrangements;

•	launching commercial sales of the product, whether alone or in collaboration with others; and

•	acceptance of the product by potential government customers, physicians, patients, healthcare payors and others in the medical community.

We expect to rely on FDA regulations known as the animal rule to obtain approval for our biodefense product candidates. The animal rule permits the use of animal efficacy studies together with human clinical safety and immunogenicity trials to support an application for marketing approval. These regulations are relatively new, and we have limited experience in the application of these rules to the product candidates that we are developing. It is possible that results from these animal efficacy studies may not be predictive of the actual efficacy of our immunobiotic product candidates in humans. In addition, our development plans for our botulinum immune globulin candidate require the development of a new botulinum toxoid vaccine that we would use to vaccinate individuals who would then donate plasma for use in our botulinum immune globulin candidate. If the development of this new botulinum toxoid vaccine is delayed or not completed, for regulatory or other reasons, we may not be able to successfully develop our botulinum immune globulin candidate.

If we are not successful in completing the development and commercialization of our immunobiotic product candidates, or if we are significantly delayed in doing so, our business will be materially harmed.

We will not be able to commercialize our product candidates if our preclinical development efforts are not successful, our clinical trials do not demonstrate safety or our clinical or animal trials do not demonstrate efficacy.

Before obtaining regulatory approval for the sale of our product candidates, we must conduct extensive preclinical development, clinical trials to demonstrate the safety of our product candidates and clinical or animal trials to demonstrate the efficacy of our product candidates. Preclinical and clinical testing is expensive, difficult to design and implement, can take many years to complete and is uncertain as to outcome. Success in preclinical testing and early clinical trials does not ensure that later clinical trials or animal efficacy trials will be successful, and interim results of a clinical trial or animal efficacy trial do not necessarily predict final results. A failure of one or more of our clinical trials or animal efficacy trials can occur at any stage of testing. We may experience numerous unforeseen events during, or as a result of, preclinical testing and the clinical or animal efficacy trial process that could delay or prevent our ability to receive regulatory approval or commercialize our product candidates, including:

•	regulators or institutional review boards may not authorize us to commence a clinical trial or conduct a clinical trial at a prospective trial site;

•	we may decide, or regulators may require us, to conduct additional preclinical testing or clinical trials, or we may abandon projects that we expect to be promising, if our preclinical tests, clinical trials or animal efficacy trials produce negative or inconclusive results;

•	we might have to suspend or terminate our clinical trials if the participating patients are being exposed to unacceptable health risks;

•	regulators or institutional review boards may require that we hold, suspend or terminate clinical development for various reasons, including noncompliance with regulatory requirements;

•	the cost of our clinical trials may be greater than we currently anticipate;

•	any regulatory approval we ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the product not commercially viable; and

•	the effects of our product candidates may not be the desired effects or may include undesirable side effects or the product candidates may have other unexpected characteristics.

If we are required to conduct additional clinical trials or other testing of our product candidates beyond those that we currently contemplate, if we are unable to successfully complete our clinical trials or other testing or if the results of these trials or tests are not positive, we may:

•	be delayed in obtaining marketing approval for our product candidates;

•	not be able to obtain marketing approval; or

•	obtain approval for indications that are not as broad as intended.

For example, the FDA could require us to conduct additional clinical development in our botulinum immune globulin program that we currently do not plan to conduct. We expect to rely on safety and immunogenicity data from a pentavalent botulinum toxoid vaccine previously manufactured by the State of Michigan in the development of a new bivalent botulinum toxoid vaccine that we plan to use as the basis for our botulinum immune globulin candidate. Following our completion of a planned Phase I clinical trial to evaluate the safety of the botulinum toxoid vaccine, we anticipate that the FDA will not require us to conduct a Phase II clinical trial for the botulinum toxoid vaccine before permitting us to initiate a donor stimulation program for our botulinum immune globulin candidate. If the FDA requires us to conduct a Phase II clinical trial for the botulinum toxoid vaccine, the development plans for our botulinum immune globulin candidate will be delayed.

Our product development costs will also increase if we experience delays in testing or approvals. Significant clinical trial delays also could allow our competitors to bring products to market before we do and impair our ability to commercialize our products or product candidates.

Under Project BioShield, the Secretary of HHS can contract to purchase countermeasures for the strategic national stockpile prior to FDA approval of the countermeasure in specified circumstances. Project

BioShield also allows the Secretary of HHS to authorize the emergency use of medical products that have not yet been approved by the FDA. However, our product candidates may not be selected by the Secretary under this authority. Moreover, this authority could result in increased competition for our products and product candidates, as has occurred in the case of the HHS procurement contract for VaxGen’s anthrax vaccine candidate and as discussed below under “— Risks related to commercialization — We face substantial competition, which may result in others developing or commercializing products before or more successfully than we do.”

Risks related to commercialization

If we fail to achieve significant sales of BioThrax to customers in addition to the U.S. government, our opportunities for growth could be harmed.

An element of our business strategy is to establish a market for sales of BioThrax to customers in addition to the U.S. government. The market for sales of BioThrax to customers other than the U.S. government is new and undeveloped, and we may not be successful in generating meaningful sales of BioThrax to these potential customers. In 2005, our sales of BioThrax to customers other than the U.S. government represented only one percent of our revenue. If we fail to significantly increase our sales of BioThrax to these customers, our business and opportunities for growth could be materially harmed.

Government regulations and the terms of our U.S. government contracts may make it difficult for us to achieve significant sales of BioThrax to customers other than the U.S. government. For example, we are subject to export control laws imposed by the U.S. government. Although there are currently only limited restrictions on the export of BioThrax, the U.S. government may decide, particularly in the current environment of elevated concerns about global terrorism, to increase the scope of export prohibitions. These controls could limit our sales of BioThrax to foreign governments and other foreign customers.

In addition, the DoD has contractual and statutory rights that could interfere with sales of BioThrax to customers other than the U.S. government. For example, our efforts to develop domestic commercial and international sales may be impeded by the DoD’s right under the Defense Production Act to require us to deliver more doses than are otherwise specified in our contract with the DoD. If the DoD required delivery of these additional doses, it could affect our production schedule and deplete BioThrax supplies that would otherwise be available for commercial sales. In addition, the DoD could either sell BioThrax directly to foreign governments at a lower price than we may offer or donate BioThrax to foreign governments under the DoD’s Foreign Military Sales program.

Our ability to meet any increased demand that develops for sales of BioThrax to customers other than the U.S. government depends on our available production capacity. We use substantially all of our current production capacity at our facility in Lansing, Michigan to manufacture BioThrax for sale to U.S. government customers. Until our new manufacturing facility in Lansing is available for commercial use, we will not have sufficient available production capacity to allow us to significantly increase sales of BioThrax to customers other than the U.S. government.

The commercial success of BioThrax and any products that we may develop will depend upon the degree of market acceptance by the government, physicians, patients, healthcare payors and others in the medical community.

Any products that we bring to the market may not gain or maintain market acceptance by potential government customers, physicians, patients, healthcare payors and others in the medical community. In particular, our biodefense immunobiotic products and product candidates are subject to the product criteria that may be specified by potential U.S. government customers. The product specifications in any government procurement request may prohibit or preclude us from participating in the government program if our products or product candidates do not satisfy the stated criteria. For example, in 2004, HHS issued a request for proposals for the supply of anthrax vaccine for the strategic national stockpile. The HHS request was limited to a recombinant anthrax vaccine. Because BioThrax is not a recombinant vaccine, BioThrax was precluded from consideration under that procurement program.

In May 2006, an HHS official stated in Congressional testimony that HHS maintains a commitment to develop a next generation recombinant protective antigen anthrax vaccine. A significant portion of future government anthrax vaccine procurement requests may specify a recombinant anthrax vaccine, which would limit, possibly significantly, the market for BioThrax. In May 2006, NIAID issued a notice seeking statements of capability for the advanced development and testing of next generation anthrax vaccine candidates with specified properties, including the ability to generate protective immune response in one or two doses, the ability to be self administered or rapidly inoculated into large numbers of people and a superior safety profile to BioThrax. Although we are evaluating several potential product candidates in connection with development of a next generation anthrax vaccine with these properties, we may not be successful in our development efforts.

In addition, notwithstanding favorable findings regarding the safety and efficacy of BioThrax by the FDA in its final ruling in December 2005, the U.S. Government Accountability Office reiterated concerns regarding BioThrax in Congressional testimony in May 2006 that it had previously identified beginning in 1999. These concerns include the need for a six dose regimen and annual booster doses, questions about the long-term and short-term safety of the vaccine, including how safety is affected by gender differences, and uncertainty about the vaccine’s efficacy.

If any products that we develop do not achieve an adequate level of acceptance, we may not generate material revenues with respect to these products. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, including:

•	the prevalence and severity of any side effects;

•	the efficacy and potential advantages over alternative treatments;

•	the ability to offer our product candidates for sale at competitive prices;

•	relative convenience and ease of administration;

•	the willingness of the target patient population to try new products and of physicians to prescribe these products;

•	the strength of marketing and distribution support; and

•	sufficient third party coverage or reimbursement.

Political or social factors may delay or impair our ability to market BioThrax and our biodefense product candidates and may require us to spend time and money to address these issues.

Products developed to treat diseases caused by or to combat the threat of bioterrorism will be subject to changing political and social environments. The political and social responses to bioterrorism have been highly charged and unpredictable. Political or social pressures or changes in the perception of the risk that military personnel or civilians could be exposed to biological agents as weapons of bioterrorism may delay or cause resistance to bringing our products to market or limit pricing or purchases of our products, which would harm our business. In addition, substantial delays or cancellations of purchases could result from protests or challenges from third parties. Furthermore, lawsuits brought against us by third parties or activists, even if not successful, require us to spend time and money defending the related litigation. The need to address political and social issues may divert our management’s time and attention from other business concerns.

For example, between 2001 and 2004, members of the military and various activist groups filed a citizen’s petition with the FDA and various lawsuits seeking the revocation of the license for BioThrax and the termination of the DoD program for the mandatory administration of BioThrax to military personnel. In October 2004, a federal court ruled that the FDA, as part of its review of all biological products approved prior to 1972, had not properly issued a final order determining that BioThrax is safe and effective and not misbranded. As a result, the court issued an injunction prohibiting the DoD from administering BioThrax to military personnel without informed consent of the recipient or a Presidential waiver. Although the FDA issued a final order in December 2005 determining that BioThrax is safe and effective and not misbranded and, as a result, an appellate court ruled in February 2006 that the injunction was dissolved, these actions created negative publicity about BioThrax. Similar or other such lawsuits or publicity campaigns could harm our future business.

We have a small marketing and sales group. If we are unable to expand our sales and marketing capabilities or enter into sales and marketing agreements with third parties, we may be unable to generate product sales revenue from sales to customers other than the U.S. government.

To achieve commercial success for any approved product, we must either develop a sales and marketing organization or outsource these functions to third parties. We currently market and sell BioThrax directly to the DoD and HHS through a small, targeted marketing and sales group. We plan to continue to do so and expect that we will use a similar approach for sales to the U.S. government of any other biodefense product candidates that we successfully develop. However, to increase our sales of BioThrax to state and local governments and foreign governments and create an infrastructure for future sales of other biodefense products to these customers, we plan to expand our sales and marketing organization. In addition, we expect to establish a separate internal organization to market and sell commercial products for which we retain commercialization or co-commercialization rights.

We may not be able to attract, hire, train and retain qualified sales and marketing personnel to build a significant or effective marketing and sales force for sales of biodefense product candidates to customers other than the U.S. government or for sales of our commercial product candidates. If we are not successful in our efforts to expand our internal sales and marketing capability, our ability to independently market and sell BioThrax and any other product candidates that we successfully develop will be impaired. Expanding our internal sales and marketing capability will be expensive and time consuming and could delay any product launch. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing capabilities is delayed as a result of FDA requirements or other reasons, we would incur related expenses too early relative to the product launch. This may be costly, and our investment would be lost if we cannot retain our sales and marketing personnel.

We face substantial competition, which may result in others developing or commercializing products before or more successfully than we do.

The development and commercialization of new immunobiotics is highly competitive. We face competition with respect to BioThrax, our current product candidates and any products we may seek to develop or commercialize in the future from major pharmaceutical companies and biotechnology companies worldwide. Potential competitors also include academic institutions, government agencies, and other public and private research institutions that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization. Our competitors may develop products that are safer, more effective, have fewer side effects, are more convenient or are less costly than any products that we may develop. Our competitors may also obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours. We believe that our most significant competitors in the area of immunobiotics are a number of pharmaceutical companies that have vaccine programs, including GlaxoSmithKline, Sanofi-Aventis, Wyeth, Merck and Novartis, as well as smaller more focused companies engaged in immunobiotic development, such as VaxGen, Cangene, Human Genome Sciences, Acambis, Avant Immunotherapeutics and Avecia Group.

Any immunobiotic product candidate that we successfully develop and commercialize is likely to compete with currently marketed products, such as vaccines and therapeutics, including antibiotics, and with other product candidates that are in development for the same indications. In many cases, the currently marketed products have well known brand names, are distributed by large pharmaceutical companies with substantial resources and have achieved widespread acceptance among physicians and patients. In addition, we are aware of product candidates of third parties that are in development, which, if approved, would compete against product candidates for which we receive marketing approval.

BioThrax.  Although BioThrax is the only anthrax vaccine approved by the FDA for the prevention of anthrax infection, we face significant competition for the supply of this vaccine to the U.S. government. The Biodefense Research Agenda for CDC Category A Agents published by NIAID includes the development of an anthrax vaccine based on recombinant protective antigen. In September 2003, NIAID awarded joint three-year contracts totaling $151.6 million to VaxGen and Avecia to fund development of a recombinant protective antigen anthrax vaccine. In November 2004, HHS awarded VaxGen a contract with a value of $877.5 million to supply 75 million doses of recombinant protective antigen vaccine for the strategic national stockpile. VaxGen has not yet delivered any vaccine doses under its contract with HHS. If VaxGen is ultimately successful in completing the development of its vaccine and delivering product under its contract, the demand for BioThrax by HHS could diminish significantly.

HPA manufactures an anthrax vaccine for use by the government of the United Kingdom. In addition, other countries may have anthrax vaccines for use by or in development for their own internal purposes.

Other biodefense products. The competition for our biodefense immunobiotic product candidates includes the following:

•	Anthrax immune globulin. Cangene, in collaboration with the CDC, is currently developing an anthrax immune globulin product using plasma collected from military personnel vaccinated with BioThrax. In July 2006, HHS exercised an option under a modification to an existing development and supply contract for Cangene to supply 10,000 doses of anthrax immune globulin for the strategic national stockpile. This contract modification has a total value of approximately $143 million. Human Genome Sciences is developing a monoclonal antibody to Bacillus anthracis as a post-exposure therapeutic for anthrax infection. In June 2006, HHS awarded a contract with a value of $165 million to Human Genome Sciences to supply 20,000 treatment courses of the monoclonal antibody, referred to as ABthrax®, for the strategic national stockpile.

•	Recombinant bivalent botulinum vaccine. DynPort Vaccine Company has a recombinant bivalent botulinum vaccine in Phase I clinical development with funding from the DoD and NIAID. AlphaVax and DOR BioPharma currently have botulinum vaccines in preclinical development.

•	Botulinum immune globulin. The current recommended therapy for clinical symptoms of botulism following exposure consists of passive immunization with an immune globulin derived from equine plasma. In June 2006, HHS awarded a five-year development and supply contract with a base value of

$362 million to Cangene for a heptavalent botulinum immune globulin derived from equine plasma. The contract provides for the supply of 200,000 doses of a botulinum immune globulin for the strategic national stockpile.

BioThrax and our biodefense product candidates also face competition for BioShield funding from other defensive measures, including protective gear such as bio-suits and gas masks.

Commercial products.  The competition for our commercial immunobiotic product candidates includes the following:

•	Typhoid vaccine. One oral typhoid vaccine, Vivotif® from Berna Biotech, and one injectable typhoid vaccine, sold as Typhim-Vi® by Sanofi Pasteur and Typherix® by GlaxoSmithKline, are currently approved and administered in the United States and Europe. Avant Immunotherapeutics is also developing an oral typhoid vaccine candidate. Antibiotics typically are used to treat typhoid after infection.

•	Hepatitis B therapeutic vaccine. There is no vaccine currently on the market that is licensed for therapeutic use for hepatitis B infection. Currently available therapies for this patient population consist mainly of antiviral drugs, such as an immunotherapy with interferons, including Epivir® from GlaxoSmithKline and Hepsera® from Gilead Sciences. Several other companies have vaccine candidates in clinical development.

•	Group B streptococcus vaccine. The existing method of prevention of group B streptococcus infection in neonates is the targeted administration of intravenous antibiotics to women during labor. A number of competitors have passive immune vaccines in preclinical development.

•	Chlamydia vaccine. There is no vaccine currently on the market for chlamydia, and we are not aware of any competing chlamydia vaccine candidate in clinical development. Several competitors may have chlamydia vaccine candidates in preclinical development.

•	Meningitis B vaccine. Currently, there is no meningitis vaccine on the market that is protective against group B meningococcal infection. Novartis markets a meningitis B vaccine in New Zealand to people under the age of 20 and is also developing a broad coverage protein subunit vaccine candidate. Current meningitis B treatment strategies include antibiotics and clinical support.

Many of our competitors have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel, as well as in acquiring products, product candidates and technologies complementary to, or necessary for, our programs or advantageous to our business.

Legislation and contractual provisions limiting or restricting liability of manufacturers, such as us, may not be adequate to protect us from all liabilities associated with the manufacture, sale and use of our products.

Provisions of our BioThrax contracts with the DoD and HHS and federal legislation enacted to protect manufacturers of biodefense and anti-terrorism countermeasures may limit our potential liability related to the manufacture, sale and use of BioThrax and our biodefense product candidates. However, these contractual provisions and legislation may not fully protect us from all related liabilities.

The Public Readiness and Emergency Preparedness Act, which was signed into law in December 2005, creates general immunity for manufacturers of biodefense countermeasures, including security countermeasures, when the Secretary of HHS issues a declaration for their manufacture, administration or use. The declaration is meant to provide general immunity from all claims under state or federal law for loss arising out of the administration or use of a covered countermeasure. Manufacturers are not entitled to this protection in cases of willful misconduct.

Upon a declaration by the Secretary, a compensation fund is created to provide “timely, uniform, and adequate compensation to eligible individuals for covered injuries directly caused by the administration or use of a covered countermeasure.” The “covered injuries” to which the program applies are defined as serious physical injuries or death. Individuals are permitted to bring a willful misconduct action against a manufacturer only after they have exhausted their remedies under the compensation program. However, a willful misconduct action could be brought against us if any individuals exhausted their remedies under the compensation program and thereby expose us to liability. Although we may petition the Secretary to make such a declaration with respect to anthrax generally and BioThrax specifically, we do not know if any such petition would be successful or that, if successful, the Act will provide adequate coverage or survive anticipated legal challenges to its validity.

We have applied to the Department of Homeland Security under the Safety Act enacted by the U.S. Congress in 2002 for liability protection for sales of BioThrax. The Safety Act creates product liability limitations for qualifying anti-terrorism technologies for claims arising from or related to an act of terrorism. In addition, the Safety Act provides a process by which an anti-terrorism technology may be certified as an “approved product” by the Department of Homeland Security and therefore entitled to a rebuttable presumption that the government contractor defense applies to sales of the product. The government contractor defense, under specified circumstances, extends the sovereign immunity of the United States to government contractors who manufacture a product for the government. Specifically, for the government contractor defense to apply, the government must approve reasonably precise specifications, the product must conform to those specifications and the supplier must warn the government about known dangers arising from the use of the product. If the Department of Homeland Security does not designate BioThrax as a qualifying anti-terrorism technology, we would not be entitled to the benefits of the Safety Act. Even if we are entitled to the benefits of the Safety Act, it may not provide adequate protection from any claims made against us.

In addition, although our existing contracts with the DoD and HHS provide that the government will indemnify us for any damages resulting from product liability claims, we cannot be certain that we will be able to continue to negotiate similar rights in future contracts or that the U.S. government will honor this obligation. For example, although we have notified the DoD of the lawsuits filed against us by current and former members of the U.S. military claiming damages as the result of personal injuries allegedly suffered from vaccination with BioThrax, the DoD has not yet acted on our claim for indemnification pending resolution of our claims under our product liability insurance.

In addition, members of Congress have proposed and may in the future propose legislation that reduces or eliminates these and other liability protections for manufacturers of biodefense countermeasures.

Product liability lawsuits could cause us to incur substantial liabilities and require us to limit commercialization of any products that we may develop.

We face an inherent risk of product liability exposure related to the sale of BioThrax and any other products that we successfully develop and the testing of our product candidates in clinical trials. We currently are a defendant in three federal lawsuits filed on behalf of three individuals vaccinated with BioThrax by the U.S. Army that claim damages resulting from personal injuries allegedly suffered because of the vaccination. If we cannot successfully defend ourselves against claims that our product or product candidates caused injuries and we are not entitled to indemnity by the U.S. government, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for any product candidates or products that we may develop;

•	injury to our reputation;

•	withdrawal of clinical trial participants;

•	withdrawal of a product from the market;

•	costs to defend the related litigation;

•	substantial monetary awards to trial participants or patients;

•	loss of revenue; and

•	the inability to commercialize any products that we may develop.

We have product liability insurance for coverage up to a $10 million annual aggregate limit with a deductible of $75,000 per claim. The amount of insurance that we currently hold may not be adequate to cover all liabilities that may occur. Insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost and we may not be able to obtain insurance coverage that will be adequate to satisfy any liability that may arise. For example, from 2002 through February 2006, we were unable to obtain product liability insurance for sales of BioThrax on commercially reasonable terms. We do not believe that the amount of insurance we have been able to obtain for BioThrax is sufficient to manage the risk associated with the potential deployment of BioThrax as a countermeasure to bioterrorism threats. We rely on contractual indemnification provisions and statutory protections to limit our liability for BioThrax.

If we are unable to obtain adequate reimbursement from governments or third party payors for any products that we may develop or to obtain acceptable prices for those products, our revenues will suffer.

Our revenues and profits from any products that we successfully develop, other than with respect to sales of our biodefense products under government contracts, will depend heavily upon the availability of adequate reimbursement for the use of such products from governmental and other third party payors, both in the United States and in other markets. Reimbursement by a third party payor may depend upon a number of factors, including the third party payor’s determination that use of a product is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

Obtaining a determination that a product is covered is a time-consuming and costly process that could require us to provide supporting scientific, clinical and cost-effectiveness data for the use of our products to each payor. We may not be able to provide data sufficient to gain coverage. Even when a payor determines that a product is covered, the payor may impose limitations that preclude payment for some uses that are approved by the FDA or comparable authorities but are determined by the payor to not be medically reasonable and necessary. Moreover, eligibility for coverage does not imply that any product will be covered in all cases or that reimbursement will be available at a rate that permits the health care provider to cover its costs of using the product. We expect that the success of some of our commercial vaccine candidates for which we obtain marketing approval will depend on inclusion of those product candidates in government immunization programs.

Most non-pediatric commercial vaccines are purchased and paid for, or reimbursed by, managed care organizations, other private health plans or public insurers or paid for directly by patients. In the United States, pediatric vaccines are funded by a variety of federal entitlements and grants, as well as state appropriations. Foreign governments also commonly fund pediatric vaccination programs through national health programs. In addition, with respect to some diseases affecting the public health generally, particularly in developing countries, public health authorities or nongovernmental, charitable or philanthropic organizations fund the cost of vaccines.

Federal legislation, enacted in December 2003, has altered the way in which physician-administered drugs and biologics covered by Medicare are reimbursed. Under the new reimbursement methodology, physicians are reimbursed based on a product’s “average sales price.” This new reimbursement methodology has generally led to lower reimbursement levels. The new federal legislation also has added an outpatient prescription drug benefit to Medicare, which went into effect January 2006. These benefits will be provided primarily through private entities, which we expect will attempt to negotiate price concessions from pharmaceutical manufacturers.

Any products we may develop may also be eligible for reimbursement under Medicaid. If the state-specific Medicaid programs do not provide adequate coverage and reimbursement for any products we may develop, it may have a negative impact on our operations.

The scope of coverage and payment policies varies among third party private payors, including indemnity insurers, employer group health insurance programs and managed care plans. These third party carriers may base their coverage and reimbursement on the coverage and reimbursement rate paid by carriers for Medicare beneficiaries. Furthermore, many such payors are investigating or implementing methods for reducing health care costs, such as the establishment of capitated or prospective payment systems. Cost containment pressures have led to an increased emphasis on the use of cost-effective products by health care providers. If third party payors do not provide adequate coverage or reimbursement for any products we may develop, it could have a negative effect on revenues and results of operations.

Foreign governments tend to impose strict price controls, which may adversely affect our revenues.

In some foreign countries, particularly the countries of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be adversely affected.

Legislation has been introduced into Congress that, if enacted, would permit more widespread re-importation of drugs from foreign countries into the United States, which may include re-importation from foreign countries where the drugs are sold at lower prices than in the United States. Such legislation, or similar regulatory changes, could decrease the price we receive for any approved products which, in turn, could adversely affect our operating results and our overall financial condition.

If we fail to attract and keep senior management and key scientific personnel, we may be unable to successfully sustain or expand our BioThrax operations or develop or commercialize our product candidates.

Our success depends on our continued ability to attract, retain and motivate highly qualified managerial and key scientific personnel. We consider Fuad El-Hibri, our president, chief executive officer and chairman of our board of directors, Steven N. Chatfield, our chief scientific officer and president of Emergent Product Development UK Limited, Edward J. Arcuri, our executive vice president and chief operating officer, and Robert G. Kramer, president and chief executive officer of BioPort, to be key to our BioThrax operations and our efforts to develop and commercialize our product candidates. All of these key employees, other than Dr. Chatfield, are at will employees and can terminate their employment at any time. Our employment agreement with Dr. Chatfield is terminable by him on short notice. We do not maintain “key person” insurance on any of our employees.

In addition, our growth will require us to hire a significant number of qualified scientific and commercial personnel, including clinical development, regulatory, marketing and sales executives and field sales personnel, as well as additional administrative personnel. There is intense competition from other companies and research and academic institutions for qualified personnel in the areas of our activities. If we cannot continue to attract and retain, on acceptable terms, the qualified personnel necessary for the continued development of our business, we may not be able to sustain our operations or grow.

Additional risks related to sales of biodefense products to the U.S. government

Our business could be adversely affected by a negative audit by the U.S. government.

U.S. government agencies such as the Defense Contract Audit Agency, or the DCAA, routinely audit and investigate government contractors. These agencies review a contractor’s performance under its contracts, cost structure and compliance with applicable laws, regulations and standards. The DCAA also reviews the adequacy of, and a contractor’s compliance with, its internal control systems and policies, including the contractor’s purchasing, property, estimating, compensation and management information systems. Any costs found to be improperly allocated to a specific contract will not be reimbursed, while such costs already reimbursed must be refunded. If an audit uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including:

•	termination of contracts;

•	forfeiture of profits;

•	suspension of payments;

•	fines; and

•	suspension or prohibition from doing business with the U.S. government.

In addition, we could suffer serious reputational harm if allegations of impropriety were made against us.

Laws and regulations affecting government contracts make it more costly and difficult for us to successfully conduct our business.

We must comply with numerous laws and regulations relating to the formation, administration and performance of government contracts, which can make it more difficult for us to retain our rights under these contracts. These laws and regulations affect how we do business with federal, state and local government agencies. Among the most significant government contracting regulations that affect our business are:

•	the Federal Acquisition Regulations, and agency-specific regulations supplemental to the Federal Acquisition Regulations, which comprehensively regulate the procurement, formation, administration and performance of government contracts;

•	the business ethics and public integrity obligations, which govern conflicts of interest and the hiring of former government employees, restrict the granting of gratuities and funding of lobbying activities and incorporate other requirements such as the Anti-Kickback Act and Foreign Corrupt Practices Act;

•	export and import control laws and regulations; and

•	laws, regulations and executive orders restricting the use and dissemination of information classified for national security purposes and the exportation of certain products and technical data.

In addition, qui tam lawsuits have been brought against us in which the plaintiffs argued that we defrauded the U.S. government by distributing non-compliant doses of BioThrax. This litigation was brought against us under a provision of the False Claims Act that allows a private citizen to file a suit in the name of the U.S. government charging fraud by government contractors and other entities who receive or use government funds and share in any money recovered. Although a federal district court dismissed the litigation, and a federal appeals court subsequently upheld that decision, we spent significant time and money defending the litigation.

The states, many municipalities and foreign governments typically also have laws and regulations governing contracts with their respective agencies. These domestic and foreign laws and regulations affect how we and our customers can do business and, in some instances, impose added costs on our business. Any changes in applicable laws and regulations could restrict our ability to maintain our existing contracts and obtain new contracts, which could limit our ability to conduct our business and materially adversely affect our revenues and results of operations.

We rely on property and equipment owned by the Department of Defense in the manufacturing process for BioThrax.

Our BioThrax supply contract with the DoD grants us the right to use property and equipment owned by the DoD in the manufacture of BioThrax. This property and equipment, referred to as government furnished equipment, is in service at our Lansing site. Some of this government furnished equipment is important to our business. We pay the DoD a fee for the use of the government furnished equipment based on the number of doses of BioThrax that we produce for sale to customers other than the U.S. government. We have the option to purchase all or part of the government furnished equipment at any time during the contract period for approximately $21 million. If the DOD modifies the terms under which we use the government furnished equipment in a manner unfavorable to us, including raising the usage fee, our business could be harmed. If DoD terminated our contract, we could be required to rent or purchase all or a part of the government furnished equipment to continue production of BioThrax in our current facility.

Risks related to regulatory approvals

If we are not able to obtain required regulatory approvals, we will not be able to commercialize our product candidates, and our ability to generate revenue will be materially impaired.

Our product candidates and the activities associated with their development and commercialization, including their testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale and distribution, are subject to comprehensive regulation by the FDA and other regulatory agencies in the United States and by comparable authorities in other countries. Failure to obtain regulatory approval for a product candidate will prevent us from commercializing the product candidate. We have only limited experience in preparing, filing and prosecuting the applications necessary to gain regulatory approvals and expect to rely on third party contract research organizations and consultants to assist us in this process. Securing FDA approval requires the submission of extensive preclinical and clinical data, information about product manufacturing processes and inspection of facilities and supporting information to the FDA to establish the product candidate’s safety and efficacy. Our future products may not be effective, may be only moderately effective or may prove to have significant side effects, toxicities or other characteristics that may preclude our obtaining regulatory approval or prevent or limit commercial use.

In the United States, BioThrax, our biodefense product candidates and our commercial product candidates are regulated by the FDA as biologics. To obtain approval from the FDA to market these product candidates, other than biodefense products purchased by HHS for the strategic national stockpile, we will be required to submit to the FDA a biologics license application, or BLA. Ordinarily, the FDA requires a sponsor to support a BLA application with substantial evidence of the product’s safety and effectiveness in treating the targeted indication based on data derived from adequate and well controlled clinical trials, including Phase III safety and efficacy trials conducted in patients with the disease or condition being targeted.

Because humans are rarely exposed to anthrax or botulinum toxins under natural conditions, and cannot be intentionally exposed, statistically significant effectiveness of our biodefense product candidates cannot be demonstrated in humans, but instead must be demonstrated, in part, by utilizing animal models before they can be approved for marketing. We believe that, according to the FDA’s current BLA requirements for biologics that cannot be ethically or feasibly tested in humans in Phase III efficacy trials, we may instead be able to obtain BLA approval based on clinical data from Phase II and Phase III trials in healthy subjects that demonstrate adequate safety and immune response and effectiveness data from studies in animals. Specifically, we intend to pursue FDA approval of our immune globulin candidates and our recombinant bivalent botulinum vaccine candidate under the FDA animal rule. Under the animal rule, if human efficacy trials are not ethical or feasible, the FDA can approve drugs or biologics used to treat or prevent serious or life threatening conditions caused by exposure to lethal or permanently disabling toxic chemical, biological, radiological or nuclear substances based on human clinical data demonstrating safety and immunogenicity and evidence of efficacy from appropriate non-clinical animal studies and any additional supporting data. Products approved under the animal rule are subject to additional regulation not normally required of other products. Additional regulation may include post-marketing study requirements, restrictions imposed on marketing or distribution or requirements to provide information to patients.

Based on an interim analysis of data from an ongoing clinical trial of BioThrax being conducted by the CDC, we have applied to the FDA to reduce the number of required doses of BioThrax for pre-exposure prophylaxis from six to five, with an annual booster dose thereafter. In April 2006, the FDA issued a complete response letter to our application, requesting clarification and requiring additional analysis of the data that we submitted. We are in the process of responding to this letter and amending our application. If the FDA does not find our response to be adequate, we might be required to conduct additional independent testing to continue to pursue the development of this dosing regimen. Responding to the FDA’s complete response letter will delay potential approval of our application. If we are unable ultimately to respond satisfactorily to the FDA, our application will not be approved.

The process of obtaining regulatory approvals is expensive, often takes many years, if approval is obtained at all, and can vary substantially based upon the type, complexity and novelty of the product candidates involved. Changes in the regulatory approval policy during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for each submitted product application, may cause delays in the approval or rejection of an application. The FDA has substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional preclinical, clinical or other studies. In addition, varying interpretations of the data obtained from preclinical and clinical testing could delay, limit or prevent regulatory approval of a product candidate.

Our products could be subject to restrictions or withdrawal from the market and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our products.

Any immunobiotic product for which we obtain marketing approval, along with the manufacturing processes, post-approval clinical data, labeling, advertising and promotional activities for such product, will be subject to continual requirements of and review by the FDA and other regulatory bodies, including through inspections of our facilities. As an approved product, BioThrax is subject to these requirements and ongoing review. These requirements include submissions of safety and other post-marketing information and reports, registration requirements, cGMP requirements relating to quality control, quality assurance and corresponding maintenance of records and documents, and recordkeeping. The FDA enforces its cGMP and other requirements through periodic unannounced inspections of manufacturing facilities. The FDA is authorized to inspect manufacturing facilities without a warrant at reasonable times and in a reasonable manner.

After we acquired BioThrax and related vaccine manufacturing facilities in Lansing, Michigan in 1998 from the Michigan Biologic Products Institute, we spent significant amounts of time and money renovating those facilities before the FDA approved a supplement to our manufacturing facility license in December 2001. The State of Michigan had initiated renovations after the FDA issued a notice of intent to revoke the FDA license to manufacture BioThrax in 1997. The notice of intent to revoke cited significant deviations by the Michigan Biologic Products Institute from cGMP requirements, including quality control failures. After approving the renovated Lansing facilities in December 2001, the FDA conducted routine, biannual inspections of the Lansing facilities in September 2002, May 2004 and May 2006. Following each of these inspections, the FDA issued inspectional observations on Form FDA 483. We responded to the FDA regarding the inspectional observations relating to each inspection and, where necessary, implemented corrective action. In December 2005, the FDA stated in its final order on BioThrax that at that time we were in compliance with all regulatory requirements related to the manufacture of BioThrax and that the FDA would continue to evaluate the production of BioThrax to assure compliance with federal standards and regulations. Although we have filed with the FDA our response to the inspectional observations relating to the May 2006 inspection, the FDA may not find our response to be adequate. If the FDA finds that we are not in substantial compliance with cGMP requirements, the FDA may undertake enforcement action against us.

Even if regulatory approval of a product is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product. Later discovery of previously unknown problems with our products or manufacturing processes, or failure to comply with regulatory requirements, may result in:

•	restrictions on the marketing or manufacturing of a product;

•	warning letters;

•	withdrawal of the product from the market;

•	refusal to approve pending applications or supplements to approved applications;

•	voluntary or mandatory product recall;

•	fines or disgorgement of profits or revenue;

•	suspension or withdrawal of regulatory approvals, including license revocation;

•	refusal to permit the import or export of products;

•	product seizure; and

•	injunctions or the imposition of civil or criminal penalties.

We may not be able to obtain orphan drug exclusivity for our products. If our competitors are able to obtain orphan drug exclusivity for their products that are the same as our products, we may not be able to have competing products approved by the applicable regulatory authority for a significant period of time.

Regulatory authorities in some jurisdictions, including the United States and Europe, may designate drugs and biologics for relatively small patient populations as orphan drugs. Generally, if a product with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the product is entitled to a seven-year period of marketing exclusivity, which precludes the FDA from approving another marketing application for the same drug or biologic for that time period for the same indication. Orphan drug exclusivity in Europe lasts for ten years, but can be reduced to six years if a drug or biologic no longer meets the criteria for orphan drug designation or if the drug or biologic is sufficiently profitable so that market exclusivity is no longer justified. If a competitor obtains orphan drug exclusivity for an indication for a product that competes with one of the indications for one of our product candidates before we obtain orphan drug designation, and if the competitor’s product is the same drug as ours, the FDA would be prohibited from approving our product candidate for the same orphan indication unless we demonstrate that our product is clinically superior. None of our products or product candidates have been designated as orphan drugs. Even if we obtain orphan drug exclusivity for one or more indications for one of our product candidates, we may not be able to maintain it. For example, if a competitive product that is the same drug or biologic as our product is shown to be clinically superior to our product, any orphan drug exclusivity we have obtained will not block the approval of that competitive product.

Failure to obtain regulatory approval in international jurisdictions would prevent us from marketing our products abroad.

We intend to have our products marketed outside the United States. To market our products in the European Union and many other foreign jurisdictions, we may need to obtain separate regulatory approvals and comply with numerous and varying regulatory requirements. With respect to some of our product candidates, we expect that a future collaborator will have responsibility to obtain regulatory approvals outside the United States, and we will depend on our collaborators to obtain these approvals. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ from that required to obtain FDA approval. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval. We may not obtain foreign regulatory approvals on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or jurisdictions or by the FDA. We and our collaborators may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize our products in any market.

Risks related to our dependence on third parties

We may not be successful in maintaining and establishing collaborations, which could adversely affect our ability to develop and, particularly in international markets, commercialize our product candidates.

For each of our product candidates, we plan to evaluate the merits of retaining commercialization rights for ourselves or entering into collaboration arrangements with leading pharmaceutical or biotechnology companies or non-governmental organizations, such as our collaboration agreement with Sanofi Pasteur for our meningitis B vaccine candidate. We expect that we will selectively pursue collaboration arrangements in situations in which the collaborator has particular expertise or resources for the development or commercialization of our products and product candidates or to access particular markets. If we are unable to reach agreements with suitable collaborators, we may fail to meet our business objectives for the affected product or program. We face, and will continue to face, significant competition in seeking appropriate collaborators. Moreover, collaboration arrangements are complex and time consuming to negotiate, document and implement. We may not be successful in our efforts to establish and implement collaborations or other alternative arrangements. The terms of any collaborations or other arrangements that we establish may not be favorable to us.

Any collaboration that we enter into may not be successful. The success of our collaboration arrangements will depend heavily on the efforts and activities of our collaborators. It is likely that our collaborators will have significant discretion in determining the efforts and resources that they will apply to these collaborations. In particular, the successful development of our meningitis B vaccine candidate will initially depend on the success of our research collaboration with Sanofi Pasteur and whether Sanofi Pasteur selects one or more viable candidates pursuant to the collaboration for development of a product. Thereafter, Sanofi Pasteur will have significant discretion in the development and commercialization of any such candidate. Sanofi Pasteur may choose not to pursue further development and commercialization of any candidate that it selects based on many factors outside our control. Sanofi Pasteur has the ability to suspend development of a candidate under the collaboration in various circumstances. The risks that we are subject to in our current collaborations, and anticipate being subject to in future collaborations, include the following:

•	our collaboration agreements are likely to be for fixed terms and subject to termination by our collaborators in the event of a material breach by us;

•	our collaborators are likely to have the first right to maintain or defend our intellectual property rights and, although we would have the right to assume the maintenance and defense of our intellectual property rights if our collaborators do not, our ability to do so may be compromised by our collaborators’ acts or omissions; and

•	our collaborators may utilize our intellectual property rights in such a way as to invite litigation that could jeopardize or invalidate our intellectual property rights or expose us to potential liability.

Collaborations with pharmaceutical companies and other third parties often are terminated or allowed to expire by the other party. For example, Sanofi Pasteur has the right to terminate our meningitis B vaccine collaboration at any time after April 1, 2007 upon six months’ prior written notice. Sanofi Pasteur can also terminate the collaboration upon a change of control or insolvency event involving us or upon our uncured material breach. Those terminations or expirations would adversely affect us financially and could harm our business reputation.

If third parties on whom we rely for clinical trials do not perform as contractually required or as we expect, we may not be able to obtain regulatory approval for or commercialize our product candidates, and our business may suffer.

We do not have the ability to independently conduct the clinical trials required to obtain regulatory approval for our products. We depend on independent clinical investigators, contract research organizations and other third party service providers to conduct the clinical trials of our product candidates and expect to continue to do so.

We rely heavily on these third parties for successful execution of our clinical trials, but do not exercise day-to-day control over their activities. We are responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Moreover, the FDA requires us to comply with standards, commonly referred to as Good Clinical Practices, for conducting and recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. Our reliance on third parties that we do not control does not relieve us of these responsibilities and requirements. Third parties may not complete activities on schedule, or may not conduct our clinical trials in accordance with regulatory requirements or our stated protocols. The failure of these third parties to carry out their obligations could delay or prevent the development, approval and commercialization of our product candidates.

In addition, we encourage government entities and non-government organizations to conduct studies of, and pursue other development efforts for, our product candidates. For example, the CDC is currently conducting an independent clinical trial to evaluate the administration of BioThrax in a regimen of fewer doses. We expect to rely on data from these development efforts in seeking marketing approval for our product candidates. However, these government entities and non-government organizations have no obligation or commitment to us to conduct or complete any of these studies or clinical trials and may choose to discontinue these development efforts at any time. In addition, government entities depend on annual Congressional appropriations to fund these development efforts. In prior years, there has been some uncertainty whether Congress would choose to fund the CDC trial. Although the trial has been funded to date, Congress may not continue to fund the trial.

We plan to expand our internal clinical development and regulatory capabilities. We will not be successful in doing so unless we are able to recruit appropriately trained personnel and add to our infrastructure.

Risks related to our intellectual property

We may fail to protect our intellectual property rights, which would harm our business.

Our success, particularly with respect to our commercial business, will depend in large part on our ability to obtain and maintain protection in the United States and other countries for the intellectual property covering or incorporated into our technology and products. The patent situation in the field of immunobiotics and other pharmaceuticals generally is highly uncertain and involves complex legal and scientific questions. We may not be able to obtain additional issued patents relating to our technology or products. Even if issued, patents may be challenged, narrowed, invalidated or circumvented, which could limit our ability to stop competitors from marketing similar products or limit the length of term of patent protection we may have for our products. Changes in patent laws or administrative patent office rules or changes in interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property or narrow the scope of our patent protection.

Our patents also may not afford us protection against competitors with similar technology. Because patent applications in the United States and many foreign jurisdictions are typically not published until 18 months after filing, or in some cases not at all, and because publications of discoveries in the scientific literature often lag behind actual discoveries, neither we nor our licensors can be certain that we or they were the first to make the inventions claimed in issued patents or pending patent applications, or that we or they were the first to file for protection of the inventions set forth in these patent applications. In addition, patents generally expire, regardless of their date of issue, 20 years from the earliest claimed non-provisional filing date. As a result, the time required to obtain regulatory approval for a product candidate may consume part or all of the patent term. We are not able to accurately predict the remaining length of the applicable patent term following regulatory approval of any of our product candidates.

If we fail to comply with our obligations in our intellectual property licenses with third parties, we could lose license rights that are important to our business.

We are a party to a number of license agreements. We consider our licenses with HPA relating to our recombinant bivalent botulinum vaccine candidate and the botulinum toxoid vaccine that we plan to use as the basis for our botulinum immune globulin candidate to be material to our business. Under these license agreements, we obtained the exclusive, worldwide right to develop, manufacture and commercialize pharmaceutical products that consist of botulinum toxoid components or recombinant botulinum toxin components for the prevention or treatment of illness in humans caused by exposure to the botulinum toxin, subject to HPA’s non-exclusive right to make, use or sell recombinant botulinum products to meet public health requirements in the United Kingdom. We expect to enter into additional licenses in the future. Our existing licenses impose, and we expect future licenses will impose, various diligence, milestone payment, royalty, insurance and other obligations on us. If we fail to comply with these obligations, the licensor may have the right to terminate the license, in which event we might not be able to market any product that is covered by the licensed patents.

If we are unable to protect the confidentiality of our proprietary information and know-how, the value of our technology and products could be adversely affected.

In addition to patented technology, we rely upon unpatented proprietary technology, processes and know-how, particularly as to our proprietary manufacturing processes. Because we do not have patent protection for BioThrax, the label expansions and improvements that we are pursuing for BioThrax or our anthrax immune globulin candidate, our only intellectual property protection for BioThrax and our anthrax immune globulin candidate is confidentiality regarding our manufacturing capability and specialty know-how, such as techniques, processes and biological starting materials. However, these types of trade secrets can be difficult to protect. We seek to protect this confidential information, in part, with agreements with our employees, consultants and third parties. These agreements may be breached, and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known or be independently developed by competitors. If we are unable to protect the confidentiality of our proprietary information and know-how, competitors may be able to use this information to develop products that compete with our products, which could adversely impact our business.

If we infringe or are alleged to infringe intellectual property rights of third parties, it will adversely affect our business.

Our development and commercialization activities, as well as any product candidates or products resulting from these activities, may infringe or be claimed to infringe patents or patent applications under which we do not hold licenses or other rights. Third parties may own or control these patents and patent applications in the United States and abroad. These third parties could bring claims against us or our collaborators that would cause us to incur substantial expenses and, if successful against us, could cause us to pay substantial damages. Further, if a patent infringement suit were brought against us or our collaborators, we or they could be forced to stop or delay development, manufacturing or sales of the product or product candidate that is the subject of the suit.

As a result of patent infringement claims, or to avoid potential claims, we or our collaborators may choose or be required to seek a license from the third party and be required to pay license fees or royalties or both. These licenses may not be available on acceptable terms, or at all. Even if we or our collaborators were able to obtain a license, the rights may be nonexclusive, which could result in our competitors gaining access to the same intellectual property. Ultimately, we could be prevented from commercializing a product, or be forced to cease some aspect of our business operations, if, as a result of actual or threatened patent infringement claims, we or our collaborators are unable to enter into licenses on acceptable terms. This could harm our business significantly.

There has been substantial litigation and other proceedings regarding patent and other intellectual property rights in the biotechnology and pharmaceutical industries. In addition to infringement claims against us, we may become a party to other patent litigation and other proceedings, including interference and reexamination proceedings declared by the United States Patent and Trademark Office and opposition proceedings in the European Patent Office, regarding intellectual property rights with respect to our products and technology. We may also become a party to trademark invalidation and interference proceedings in foreign trademark offices. The cost to us of any patent litigation or other proceeding, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. Patent litigation and other proceedings may also absorb significant management time.

Risks related to our acquisition strategy

Our strategy of generating growth through acquisitions may not be successful.

We have pursued an acquisition strategy since our inception to build our business of developing, manufacturing and commercializing immunobiotics. We commenced operations in September 1998 through an acquisition of rights to BioThrax, vaccine manufacturing facilities at a multi-building campus on approximately 12.5 acres in Lansing, Michigan and vaccine development and production know-how from the Michigan Biologic Products Institute. We acquired our pipeline of commercial vaccine candidates through our acquisition of Microscience in 2005 and our acquisition of substantially all of the assets of Antex in 2003.

In the future, we may be unable to license or acquire suitable products or product candidates from third parties for a number of reasons. In particular, the licensing and acquisition of pharmaceutical and biological products is a competitive area. A number of more established companies are also pursuing strategies to license or acquire products in the immunobiotics field. These established companies may have a competitive advantage over us due to their size, cash resources and greater clinical development and commercialization capabilities. Other factors that may prevent us from licensing or otherwise acquiring suitable products and product candidates include the following:

•	we may be unable to license or acquire the relevant technology on terms that would allow us to make an appropriate return on the product;

•	companies that perceive us to be their competitor may be unwilling to assign or license their product rights to us; or

•	we may be unable to identify suitable products or product candidates within our areas of expertise.

In addition, we expect competition for acquisition candidates in the immunobiotic field to increase, which may mean fewer suitable acquisition opportunities for us as well as higher acquisition prices. If we are unable to successfully obtain rights to suitable products and product candidates, our business, financial condition and prospects for growth could suffer.

If we fail to successfully manage any acquisitions, our ability to develop our product candidates and expand our product candidate pipeline may be harmed.

As part of our business strategy, we intend to continue to seek to obtain marketed products and development stage product candidates through acquisitions and licensing arrangements with third parties. The failure to adequately address the financial, operational or legal risks of these transactions could harm our business. Financial aspects of these transactions that could alter our financial position, reported operating results or stock price include:

•	use of cash resources;

•	higher than anticipated acquisition costs and expenses;

•	potentially dilutive issuances of equity securities;

•	the incurrence of debt and contingent liabilities, impairment losses or restructuring charges;

•	large write-offs and difficulties in assessing the relative percentages of in-process research and development expense that can be immediately written off as compared to the amount that must be amortized over the appropriate life of the asset; and

•	amortization expenses related to other intangible assets.

Operational risks that could harm our existing operations or prevent realization of anticipated benefits from these transactions include:

•	challenges associated with managing an increasingly diversified business;

•	disruption of our ongoing business;

•	difficulty and expense in assimilating the operations, products, technology, information systems or personnel of the acquired company;

•	diversion of management’s time and attention from other business concerns;

•	inability to maintain uniform standards, controls, procedures and policies;

•	the assumption of known and unknown liabilities of the acquired company, including intellectual property claims; and

•	subsequent loss of key personnel.

If we are unable to successfully manage our acquisitions, our ability to develop new products and continue to expand our product pipeline may be limited.

Risks related to the offering

Fuad El-Hibri, our president, chief executive officer and chairman of our board of directors, will continue to have substantial control over us after this offering and could delay or prevent a change of control.

Even after this offering, Mr. El-Hibri will be able to control the election of the members of our board of directors through his ownership interests and voting arrangements among our significant stockholders. Immediately prior to this offering, Mr. El-Hibri was the beneficial owner of 99.6% of our outstanding common stock. Immediately following this offering, Mr. El-Hibri will be the beneficial owner of  % of our outstanding common stock, or  % of our outstanding common stock if the underwriters exercise their over-allotment option in full.

Because Mr. El-Hibri will be able to control the election of the members of our board, and because of his substantial control of our capital stock, Mr. El-Hibri will likely have the ability to delay or prevent a change of control of our company that may be favored by other directors or stockholders and otherwise exercise substantial control over all corporate actions requiring board or stockholder approval, including any amendment of our certificate of incorporation or by-laws. The control by Mr. El-Hibri may prevent other stockholders from influencing significant corporate decisions and may result in conflicts of interest that could cause our stock price to decline.

Provisions in our corporate charter documents, in our shareholder rights plan and under Delaware law may prevent or frustrate attempts by our stockholders to change our management and hinder efforts to acquire a controlling interest in us.

Provisions of our certificate of incorporation and by-laws may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. These provisions include:

•	the classification of our directors;

•	limitations on changing the number of directors then in office;

•	limitations on the removal of directors;

•	limitations on filling vacancies on the board;

•	limitations on the removal and appointment of the chairman of our board of directors;

•	following the second anniversary of the completion of this offering, advance notice requirements for stockholder nominations for election of directors and other proposals;

•	the inability of stockholders to act by written consent;

•	the inability of stockholders to call special meetings; and

•	the ability of our board of directors to designate the terms of and issue new series of preferred stock without stockholder approval.

Until the second anniversary of the completion of this offering, the affirmative vote of holders of our capital stock representing a majority of the voting power of all outstanding stock entitled to vote is required to amend or repeal the above provisions of our certificate of incorporation. Following the second anniversary of the completion of this offering, the affirmative vote of holders of our capital stock representing at least 75% of the voting power of all outstanding stock entitled to vote is required to amend or repeal the above provisions of our certificate of incorporation. Until the second anniversary of the completion of this offering, the affirmative vote of either at least 75% of the directors then in office or holders of our capital stock representing a majority of the voting power of all outstanding stock entitled to vote is required to amend or repeal our by-laws. Following the second anniversary of the completion of this offering, the affirmative vote of either a majority of the directors present at a meeting of our board of directors or holders of our capital stock representing at least 75% of the voting power of all outstanding stock entitled to vote is required to amend or repeal or by-laws.

In addition, our board of directors has adopted a shareholder rights plan intended to protect stockholders in the event of an unfair or coercive offer to acquire our company and to provide our board of directors with adequate time to evaluate unsolicited offers. Preferred stock purchase rights have been distributed to holders of our common stock pursuant to the rights plan. This rights plan may have anti-takeover effects. The rights plan will cause substantial dilution to a person or group that attempts to acquire us on terms that our board of directors does not believe are in our best interests and those of our stockholders and may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares.

Furthermore, Section 203 of the General Corporation Law of Delaware prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person which together with its affiliates owns or within the last three years has owned 15% of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. Accordingly, Section 203 may discourage, delay or prevent a change in control of our company.

If you purchase shares of our common stock in this offering, you will suffer immediate and substantial dilution of your investment.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, your interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock after this offering. See “Dilution.”

An active trading market for our common stock may not develop.

Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock was determined through negotiations with the underwriters. Although we have applied to have our common stock listed on The NASDAQ Global Market, an active trading market for our shares may never develop or be sustained following this offering. If an active market for our common stock does not develop, it may be difficult to sell shares you purchase in this offering without depressing the market price for the shares or at all.

If our stock price is volatile, purchasers of our common stock could incur substantial losses.

Our stock price is likely to be volatile. The stock market in general and the market for biotechnology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their common stock at or above the initial public offering price. The market price for our common stock may be influenced by many factors, including:

•	the success of competitive products or technologies;

•	results of clinical trials of our product candidates or those of our competitors;

•	decisions and procurement policies by the U.S. government affecting BioThrax and our biodefense product candidates;

•	regulatory developments in the United States and foreign countries;

•	developments or disputes concerning patents or other proprietary rights;

•	the recruitment or departure of key personnel;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	market conditions in the pharmaceutical and biotechnology sectors and issuance of new or changed securities analysts’ reports or recommendations;

•	general economic, industry and market conditions; and

•	the other factors described in this “Risk factors” section.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our common stock to decline and delay the development of our product candidates. Pending their use, we may invest our net proceeds from this offering in a manner that does not produce income or that loses value.

We do not anticipate paying any cash dividends in the foreseeable future.

We currently intend to retain our future earnings, if any, to fund the development and growth of our business. Any future debt agreements that we enter into may limit our ability to pay dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. In particular, Mr. El-Hibri could direct the sale of all or part of the shares of our common stock as to which he exercises dispositive control. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. Moreover, after this offering, holders of an aggregate of 7,752,001 shares of our common stock will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register all shares of our common stock that we may issue under our employee benefit plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements described in “Underwriting.”

In addition, of the 1,062,779 shares of our common stock that may be issued upon the exercise of options outstanding as of July 31, 2006, approximately           shares will be vested and eligible for sale within 180 days after the date of this prospectus. For a further description of the eligibility of shares for sale into the public market following this offering, see “Shares eligible for future sale.”

Special note regarding forward-looking statements

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this prospectus regarding our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements include, among other things, statements about:

•	our performance under existing BioThrax sales contracts with HHS and DoD, including the timing of deliveries under these contracts;

•	our plans for future sales of BioThrax;

•	our plans to pursue label expansions and improvements for BioThrax;

•	our plans to expand our manufacturing facilities and capabilities;

•	the rate and degree of market acceptance and clinical utility of our products;

•	our ongoing and planned development programs, preclinical studies and clinical trials;

•	our ability to identify and acquire or in license products and product candidates that satisfy our selection criteria;

•	the potential benefits of our existing collaboration agreements and our ability to enter into selective additional collaboration arrangements;

•	the timing of and our ability to obtain and maintain regulatory approvals for our product candidates;

•	our commercialization, marketing and manufacturing capabilities and strategy;

•	our intellectual property portfolio; and

•	our estimates regarding expenses, future revenues, capital requirements and needs for additional financing.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this prospectus, particularly in the “Risk factors” section, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We do not assume any obligation to update any forward-looking statements.

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $      million, assuming an initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) our net proceeds from this offering by approximately $      million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders as a result of the exercise by the underwriters of their over-allotment option.

We expect to use the net proceeds from this offering, together with our existing cash and cash equivalents, revenues from BioThrax product sales and other committed sources of funds, to fund clinical trials, preclinical testing and other development activities, for the construction of our new manufacturing facility in Lansing, Michigan and the initial build out of our manufacturing facilities in Frederick, Maryland and the balance for working capital, capital expenditures and other general corporate purposes, which may include the acquisition or in license of technologies, products or businesses.

This expected use of proceeds from this offering represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending upon numerous factors, including the progress of our development and commercialization efforts, the progress of our clinical trials and our operating costs and capital expenditures, including the timing of, and the costs involved in, constructing our new manufacturing facilities in Lansing, Michigan and the build out of our manufacturing facilities in Frederick, Maryland. As a result, we will retain broad discretion in the allocation of the net proceeds from this offering. We have no current understandings, commitments or agreements to acquire or in license any technologies, products or businesses.

Pending use of the proceeds from this offering, we intend to invest the proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments.

Dividend policy

We currently intend to retain all of our future earnings to finance the growth and development of our business. We do not intend to pay cash dividends to our stockholders in the foreseeable future.

On June 15, 2005, our board of directors declared a special cash dividend to the holders of our outstanding shares of common stock in an aggregate amount of approximately $5.4 million. Our board of directors declared this special dividend in order to distribute the net proceeds of a payment that we received as a result of the settlement of litigation that we initiated against Elan Pharmaceuticals, Inc., Athena Neurosciences, Inc. and Solstice Neurosciences, Inc. We paid the special cash dividend on July 13, 2005 to stockholders of record as of June 15, 2005. Prior to this special cash dividend, we had never declared or paid any cash dividends on our common stock.

Capitalization

The following table sets forth our capitalization as of March 31, 2006:

•	on an actual basis; and

•	on an as adjusted basis to give effect to:

•	the reclassification of our class A common stock as common stock and the conversion of each outstanding share of our class B common stock into one share of common stock prior to the completion of this offering; and

•	the sale of shares of common stock that we are offering at an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and offering expenses payable by us.

Our capitalization following this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with our financial statements and the related notes appearing at the end of this prospectus and the “Management’s discussion and analysis of financial condition and results of operations” section of this prospectus.

	As of March 31, 2006
(in thousands, except share and per share data)	Actual	As adjusted(1)

	(unaudited)

Long-term indebtedness, including current portion	$11,198	$
Notes payable to employees	520
Stockholders’ equity:
Common stock, class A, $0.01 par value per share; 10,000,000 shares authorized and 7,752,001 shares issued and outstanding, actual; no shares authorized, issued or outstanding, as adjusted	78
Common stock, class B, $0.01 par value per share; 2,000,000 shares authorized and 16,800 shares issued and outstanding, actual; no shares authorized, issued or outstanding, as adjusted	—
Common stock, $0.01 par value per share; no shares authorized, issued or outstanding, actual; shares authorized and shares issued and outstanding, as adjusted	—
Additional paid-in capital	34,637
Accumulated other comprehensive loss	(370)
Retained earnings	20,560

Total stockholders’ equity	54,905

Total capitalization	$66,623	$

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) each of additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions.

The table above does not include:

•	the incurrence of $8.5 million of indebtedness under a mortgage loan from HSBC Realty Credit Corporation that we entered into in April 2006 in connection with the purchase of a building in Frederick, Maryland;

•	1,064,679 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2006 at a weighted average exercise price of $5.16 per share;

•	168,521 additional shares of common stock reserved for issuance under our employee stock option plan as of March 31, 2006; and

•	175,000 additional shares of common stock that will be reserved for issuance under our 2006 stock incentive plan immediately prior to completion of this offering.

Dilution

If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the public offering price per share of our common stock and the net tangible book value per share of our common stock after this offering.

Our actual net tangible book value as of March 31, 2006 was $54.9 million or $7.07 per share of our common stock. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding.

After giving effect to the issuance and sale by us of           shares of common stock in this offering, at an assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, less estimated underwriting discounts and commissions and offering expenses payable by us, our net tangible book value as of March 31, 2006 would have been $     million, or $      per share of common stock. This represents an immediate increase in net tangible book value per share of $      to existing stockholders and immediate dilution of $      per share to new investors. Dilution per share to new investors is determined by subtracting the net tangible book value per share after this offering from the initial public offering price per share paid by a new investor. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share of common stock		$

Actual net tangible book value per share as of March 31, 2006	$7.07
Increase in net tangible book value per share attributable to new investors

Adjusted net tangible book value per share after this offering

Dilution per share to new investors		$

A $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) our adjusted net tangible book value per share after this offering by approximately $      and dilution per share to new investors by approximately $     , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions.

If any shares are issued in connection with outstanding options, you will experience further dilution.

The following table summarizes as of March 31, 2006 the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing stockholders and by new investors in this offering at an assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and offering expenses payable by us.

	Shares purchased		Total consideration		Average price
	Number	Percentage	Amount	Percentage	per share

Existing stockholders	7,768,801%		$34,715,125%		$4.47
New investors

Total		100%	$	100%	$

A $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) the total consideration paid by new investors by $      million and increase (decrease) the percentage of total consideration paid by new investors by approximately  %, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

The table above is based on shares outstanding as of March 31, 2006 and excludes:

•	1,064,679 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2006 at a weighted average exercise price of $5.16 per share;

•	168,521 additional shares of common stock reserved for issuance under our employee stock option plan as of March 31, 2006; and

•	175,000 additional shares of common stock that will be reserved for issuance under our 2006 stock incentive plan immediately prior to completion of this offering.

If the underwriters exercise their over-allotment option in full, the following will occur:

•	the number of shares of common stock held by existing stockholders will decrease to , or approximately % of the total number of shares of our common stock outstanding after this offering; and

•	the number of shares of common stock held by new investors will increase to , or approximately % of the total number of shares of our common stock outstanding after this offering.

Selected consolidated financial data

You should read the following selected consolidated financial data together with our consolidated financial statements and the related notes appearing at the end of this prospectus and the “Management’s discussion and analysis of financial condition and results of operations” section of this prospectus.

We have derived the consolidated statement of operations data for the years ended December 31, 2003, 2004 and 2005 and the consolidated balance sheet data as of December 31, 2004 and 2005 from our audited consolidated financial statements, which are included in this prospectus. We have derived the consolidated statements of operations data for the years ended December 31, 2001 and 2002 and the consolidated balance sheets data as of December 31, 2001, 2002 and 2003 from our audited consolidated financial statements, which are not included in this prospectus. We have derived the consolidated statement of operations data for the three-month periods ended March 31, 2005 and 2006 and the consolidated balance sheet data as of March 31, 2006 from our unaudited consolidated financial statements, which are included in this prospectus. The unaudited consolidated financial data include, in the opinion of our management, all adjustments, consisting only of normal recurring adjustments, that are necessary for a fair presentation of our financial position and results of operations for these periods. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period, and our results for any interim period are not necessarily indicative of results for a full fiscal year.

	Year ended December 31,					Three months ended March 31,
(in thousands, except share and per share data)	2001	2002	2003	2004	2005	2005	2006

						(unaudited)

Statements of operations data:
Revenues:
Product sales	$45,309	$78,541	$55,536	$81,014	$127,271	$14,782	$12,196
Milestones and grants	—	—	233	2,480	3,417	480	27

Total revenues	45,309	78,541	55,769	83,494	130,688	15,262	12,223
Operating expenses (income):
Cost of product sales	34,367	24,569	22,342	30,102	31,603	4,136	2,861
Research and development	382	2,808	6,327	10,117	18,381	1,852	8,173
Selling, general & administrative	10,924	13,397	19,547	30,323	42,793	8,849	10,587
Purchased in-process research and development	—	—	1,824	—	26,575	—	—
Settlement of State of Michigan Obligation	—	—	—	(3,819)	—	—	—
Litigation settlement	—	—	—	—	(10,000)	—	—

Total operating expenses	45,673	40,774	50,040	66,723	109,352	14,837	21,621

Income (loss) from operations	(364)	37,767	5,729	16,771	21,336	425	(9,398)

Other income (expense):
Interest income	122	80	100	65	485	77	203
Interest expense	(193)	(451)	(293)	(241)	(767)	(189)	(170)
Other income (expense), net	(119)	(271)	168	6	55	(13)	7

Total other income (expense)	(190)	(642)	(25)	(170)	(227)	(125)	40
Income (loss) before provision for income taxes	(554)	37,125	5,704	16,601	21,109	300	(9,358)
Provision for (benefit from) income taxes	—	733	1,250	5,129	5,325	76	(4,722)

Net income (loss)	$(554)	$36,392	$4,454	$11,472	$15,784	$224	$(4,636)

Earnings (loss) per share — basic	$(0.10)	$5.68	$0.68	$1.74	$2.21	$0.03	$(0.60)
Earnings (loss) per share — diluted	$(0.10)	$5.05	$0.63	$1.61	$2.00	$0.03	$(0.60)
Weighted average number of shares — basic	5,651,192	6,409,661	6,570,856	6,576,019	7,136,866	6,494,604	7,767,859
Weighted average number of shares — diluted	5,561,192	7,212,903	7,061,537	7,104,172	7,908,023	7,102,822	7,767,859

	As of December 31,					As of
(in thousands)	2001	2002	2003	2004	2005	March 31, 2006

						(unaudited)

Balance sheet data:
Cash and cash equivalents	$5,854	$4,891	$7,119	$6,821	$36,294	$14,774
Working capital	(35,299)	1,130	(3,147)	7,509	29,023	20,048
Total assets	25,423	22,790	37,127	69,056	100,332	90,573
Total long-term liabilities	4,857	4,592	1,228	11,921	10,502	10,225
Total stockholders’ equity (deficit)	(32,295)	4,155	8,448	22,949	59,737	54,905

The balance sheet data above do not reflect the incurrence of $8.5 million of indebtedness under a mortgage loan from HSBC Realty Credit Corporation that we entered into in April 2006 in connection with the purchase of a building in Frederick, Maryland.

Management’s discussion and analysis of
financial condition and results of operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. You should review the “Risk factors” section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a biopharmaceutical company focused on the development, manufacture and commercialization of immunobiotics. We operate in two business segments: biodefense and commercial. We commenced operations as BioPort Corporation in September 1998 through an acquisition from the Michigan Biologic Products Institute of rights to our marketed product, BioThrax, vaccine manufacturing facilities at a multi-building campus on approximately 12.5 acres in Lansing, Michigan and vaccine development and production know-how. Following this acquisition, we completed renovations at the Lansing facilities that had been initiated by the State of Michigan. In December 2001, the FDA approved a supplement to our manufacturing facility license for the manufacture of BioThrax at the renovated facilities.

In June 2004, we completed a corporate reorganization in which we:

•	issued 6,487,950 shares of class A common stock in exchange for 6,262,554 shares of BioPort class A common stock and 225,396 shares of BioPort class B common stock;

•	repurchased and retired all other issued and outstanding shares of BioPort class B common stock; and

•	assumed all outstanding stock options to purchase BioPort class B common stock and granted option holders replacement stock options to purchase an equal number of shares of our class B common stock.

As a result of the reorganization, BioPort became a wholly owned subsidiary of Emergent. We acquired our portfolio of commercial vaccine candidates through our acquisition of Microscience in a share exchange in June 2005 and our acquisition of substantially all of the assets of Antex for cash in May 2003. We subsequently renamed Microscience as Emergent Product Development UK. We expect to continue to seek to obtain marketed products and development stage product candidates through acquisitions and licensing arrangements with third parties.

Our biodefense business has generated net income for each of the last three fiscal years. However, in our commercial business, we have not received approval to market any of our product candidates and, to date, have received no product sales revenues. Our only sources of revenue in our commercial business are development grant funding and an upfront license fee and additional payments for development work under a collaboration agreement with Sanofi Pasteur. As a result, our commercial business has incurred a net loss for each of the last three fiscal years.

Biodefense

In our biodefense business, we develop and commercialize immunobiotics for use against biological agents that are potential weapons of bioterrorism. Our marketed product, BioThrax, is the only vaccine approved by the FDA for the prevention of anthrax infection. In addition to BioThrax, our biodefense product portfolio includes three biodefense product candidates in preclinical development. The DoD and HHS have been the principal customers for BioThrax. In addition, we have supplied small amounts of BioThrax directly to several foreign governments. Since 1998, we have been a party to two supply agreements for BioThrax with the DoD. Pursuant to these contracts, we have supplied over eight million doses of BioThrax through July 2006 for immunization of military personnel. Under a contract that we entered into with HHS in May 2005, we have supplied five million doses of BioThrax to HHS for placement into the strategic national stockpile for a fixed price of $123 million. In May 2006, we entered into a contract modification with HHS for the delivery of an additional five million doses of BioThrax to HHS by May 2007 for a fixed price of $120 million.

We have derived and expect for the foreseeable future to continue to derive substantially all of our revenue from sales of BioThrax. Our total revenues from BioThrax sales were $55.5 million in 2003, $81.0 million in 2004 and $127.3 million in 2005. We are focused on increasing sales of BioThrax to U.S. government customers, expanding the market for BioThrax to other customers and pursuing label expansions and improvements for BioThrax.

We are collaborating with HPA in the development of a recombinant bivalent botulinum vaccine candidate and a new botulinum toxoid vaccine that we plan to use as the basis for a botulinum immune globulin candidate. We are independently developing an anthrax immune globulin candidate. We also are evaluating several potential product candidates in connection with development of a next generation anthrax vaccine, featuring attributes such as self-administration and a longer shelf life. We are actively pursuing government sponsored development grants and working with various government agencies to encourage them to conduct studies relating to BioThrax and our biodefense product candidates.

Commercial

In our commercial business, we develop immunobiotics for use against infectious diseases with significant unmet or underserved medical needs. Our commercial product portfolio includes a typhoid vaccine candidate and a hepatitis B therapeutic vaccine candidate, both of which are in Phase II clinical development, a group B streptococcus vaccine candidate in Phase I clinical development and a chlamydia vaccine candidate and a meningitis B vaccine candidate, both of which are in preclinical development. In May 2006, we entered into a license and co-development agreement with Sanofi Pasteur under which we granted Sanofi Pasteur an exclusive, worldwide license under our proprietary technology to develop and commercialize a meningitis B vaccine candidate.

We plan to encourage government entities and non-government and philanthropic organizations to provide development funding for, or to conduct clinical studies of, one or more of our commercial product candidates. For example, the Wellcome Trust provided funding for our Phase I clinical trial of our typhoid vaccine candidate in Vietnam and has agreed to provide funding for our Phase II clinical trial of this vaccine candidate in Vietnam.

Manufacturing infrastructure

To augment our existing manufacturing capabilities, we are constructing a new 50,000 square foot manufacturing facility on our Lansing, Michigan campus. We expect the construction of the facility to cost approximately $75 million, including approximately $55 million for the building and associated capital equipment, with the balance related to validation activities required for regulatory approval and initiation of manufacturing. We anticipate that we will incur approximately $42 million of these capital expenditures during 2006. We expect to complete construction of this facility in 2007. We are constructing this new facility as a large scale manufacturing plant that we can use to produce multiple vaccine products, subject to complying with appropriate change-over procedures. We anticipate that we will initiate large scale manufacturing of BioThrax at the new facility in 2008. We also own two buildings in Frederick, Maryland that we plan to build out as new manufacturing facilities. We anticipate that we will incur up to $5 million during 2006 related to initial engineering design and preliminary utility build out for this facility. Because we are in the preliminary planning stages for our Frederick build out, we cannot reasonably estimate the timing and estimated costs that will be necessary to complete this project.

Critical accounting policies and estimates

Our discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses. On an ongoing basis, we evaluate our estimates and judgments, including those related to accrued expenses, fair valuation of stock related to stock-based compensation and income taxes. We based our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements.

Revenue recognition

We recognize revenues from product sales in accordance with Staff Accounting Bulletin No. 104, Revenue Recognition, or SAB 104. SAB 104 requires recognition of revenues from product sales that require no continuing performance on our part if four basic criteria have been met:

•	there is persuasive evidence of an arrangement;

•	delivery has occurred or title has passed to our customer based on contract terms;

•	the fee is fixed and determinable and no further obligation exists; and

•	collectibility is reasonably assured.

We have generated BioThrax sales revenues under U.S. government contracts with the DoD and HHS. Under our DoD contract, we invoice the DoD for progress payments upon reaching contractually specified stages in the manufacture of BioThrax. We record as deferred revenue the full amount of each progress payment invoice that we submit to the DoD. Title to the product passes to the DoD upon submission of the first invoice. Delivery occurs upon FDA release of the product for sale and distribution. Following FDA release of the product, we segregate the product for later shipment and recognize as period revenue all deferred revenue related to the released product in accordance with the “bill and hold” sale requirements under SAB 104. At that time, we also invoice the DoD for the final progress payment and recognize the amount of that invoice as period revenue. Our contract with HHS does not provide for progress payments. We invoice HHS and recognize the related revenue upon delivery of the product to the government carrier, at which time title to the product passes to HHS.

Under the collaboration agreement that we entered into with Sanofi Pasteur in May 2006 for our meningitis B vaccine candidate, we received an upfront license fee and are entitled to additional payments for development work under the collaboration and upon achieving contractually defined development and commercialization milestones. We also will be entitled to royalty payments on net sales of this product. Under the collaboration agreement, we have contracted to perform development work for Sanofi Pasteur for which we are entitled to payments up to specified levels. We invoice Sanofi Pasteur in the beginning of each quarter for the estimated work to occur in that quarter. We record the invoice amount as deferred revenue. As services are completed, we recognize the amount of the related deferred revenue as period revenue. We evaluate the various components of a collaboration in accordance with Emerging Issues Task Force, or EITF, Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables, or EITF No. 00-21, which addresses whether, for revenue recognition purposes, there is one or several elements in an arrangement. We concluded that under EITF No. 00-21, the milestone payments under our contract with Sanofi Pasteur should be accounted for as multiple units of accounting because the milestones have pre-determined independent deliverables with a specific payment associated with each deliverable. We recognize revenue from milestone payments upon achievement of pre-defined scientific events that require substantive effort, if achievement of the milestone was not readily assured at the inception of the agreement. We recognize revenue immediately from readily assured achievements.

From time to time, we are awarded development grant contracts with government entities and non-government and philanthropic organizations. Under these contracts, we typically are reimbursed for our costs in connection with specific development activities and may also be entitled to additional fees. We record the reimbursement of our costs and any associated fees as grant revenue and the associated costs as research and development expense. We issue invoices under these contracts after we incur the reimbursable costs. We recognize revenue upon invoicing the sponsoring organization.

Accounts receivable

Accounts receivable are stated at invoice amounts and consist primarily of amounts due from the DoD and HHS as well as amounts due under reimbursement contracts with other government entities and non-government and philanthropic organizations. Because the prior collection history for receivables from these entities indicate that collection is likely, we do not currently record an allowance for doubtful accounts.

Inventories

Inventories are stated at the lower of cost or market, with cost being determined using a standard cost method, which approximates average cost. Average cost consists primarily of material, labor and manufacturing overhead expenses and includes the services and products of third party suppliers. We analyze our inventory levels quarterly and write down in the applicable period inventory that has become obsolete, inventory that has a cost basis in excess of its expected net realizable value and inventory in excess of expected customer demand. We also write off in the applicable period the costs related to expired inventory.

Accrued expenses

As part of the process of preparing financial statements, we are required to estimate accrued expenses. This process involves identifying services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for such service where we have not yet been invoiced or otherwise notified of actual cost. We make these estimates as of each balance sheet date in our financial statements. Examples of estimated accrued expenses include:

•	fees payable to contract research organizations in conjunction with clinical trials;

•	fees payable to third party manufacturers in conjunction with the production of clinical trial materials; and

•	professional service fees.

In accruing service fees, we estimate the time period over which services were provided and the level of effort in each period. If the actual timing of the provision of services or the level of effort varies from the estimate, we will adjust the accrual accordingly. The majority of our service providers invoice us monthly in arrears for services performed. In the event that we do not identify costs that have begun to be incurred or we underestimate or overestimate the level of services performed or the costs of such services, our actual expenses could differ from such estimates. The date on which some services commence, the level of services performed on or before a given date and the cost of such services are often subjective determinations. We make judgments based upon the facts and circumstances known to us.

Purchased in-process research and development

We account for purchased in-process research and development in accordance with Statement of Financial Accounting Standards, or SFAS, No. 2, Accounting for Research and Development Costs along with Financial Accounting Standards Board, or FASB, Interpretation No. 4, Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method.

Under these standards, we are required to determine whether the technology relating to a particular research and development project we acquire has an alternative future use. If we determine that the technology has no alternative future use, we expense the value of the research and development project not directly attributed to fixed assets. Otherwise, we capitalize the value of the research and development project not attributable to fixed assets as an intangible asset and conduct an impairment analysis at least annually. In connection with our acquisition of Microscience and our acquisition of substantially all of the assets of Antex, we allocated the value of the purchase consideration to current assets, current liabilities, fixed assets and development programs. Because we determined that the development programs at Microscience and Antex had no future alternative use, we charged the value attributable to the development programs as in-process research and development. For the Microscience acquisition, which was a share exchange, our board of directors determined the fair value of our shares issued in the exchange for financial statement purposes after taking into account the recommendations of management and the assessments provided by a third party valuation specialist. For the Antex acquisition, which was a cash transaction, no fair value determination was necessary.

Stock-based compensation

Through December 31, 2005, in accordance with SFAS No. 123, Accounting for Stock-Based Compensation, or SFAS No. 123, we elected to account for our employee stock-based compensation using the intrinsic value method in accordance with Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, or APB No. 25, rather than the alternative fair value accounting method provided for under SFAS No. 123. Accordingly, we did not record compensation expense on employee stock options granted in fixed amounts and with fixed exercise prices when the exercise prices of the options were equal to the fair value of the underlying common stock on the date of grant. Pro forma information regarding net loss and loss per share is required by SFAS No. 123 and has been determined as if we had accounted for employee stock option grants under the fair value method prescribed by that statement. We provide this pro forma disclosure in our financial statements. We account for transactions in which services are received in exchange for equity instruments based on the fair value of the services received from non-employees or of the equity instruments issued, whichever is more reliably measured, in accordance with SFAS No. 123 and EITF Issue No. 96-18, Accounting for Equity Instruments that Are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, or EITF No. 96-18. In accordance with EITF No. 96-18, we periodically remeasure stock-based compensation for options granted to non-employees as the underlying options vest. As of March 31, 2006, we had no outstanding options that had been granted to non-employees other than our directors.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment, or SFAS No. 123(R), which is a revision of SFAS No. 123. SFAS No. 123(R) supersedes APB No. 25 and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their estimated fair values. Pro forma disclosure is no longer an alternative. We adopted SFAS No. 123(R) on January 1, 2006 using the modified prospective method. We will continue to value our share-based payment transactions using a Black-Scholes valuation model. Under the modified prospective method, we recognize compensation cost in our financial statements for all awards granted after January 1, 2006 and for all awards outstanding as of January 1, 2006 for which the requisite service had not been rendered as of the date of adoption. Prior period operating results have not been restated. We measure the amount of compensation cost based on the fair value of the underlying common stock on the date of grant. We recognize compensation cost over the period that an employee provides service in exchange for the award.

As a result of our adoption of SFAS No. 123(R) effective January 1, 2006, we recorded stock-based compensation expense of $96,000, after tax, for the three months ended March 31, 2006. This expense related to stock options that were outstanding as of January 1, 2006. During the three months ended March 31, 2006, we did not grant any stock options and, consequently, did not record any additional related stock-based compensation expense. Both basic and diluted loss per share for the three months ended March 31, 2006 are $.02 less than if we had continued to account for stock-based compensation under APB No. 25. The effect of adopting SFAS No. 123(R) on net loss and net loss per share is not necessarily representative of the effects in future years due to, among other things, the vesting period of the stock options and the fair value of additional stock option grants in future years. Based on options granted to employees as of March 31, 2006, total compensation expense not yet recognized related to unvested options is approximately $612,000. We expect to recognize that expense over a weighted average period of 3.5 years. We expect to recognize amortization of stock-based compensation, after tax, of approximately $281,000 during the remainder of 2006, $279,000 in 2007, $36,000 in 2008 and $16,000 in 2009.

The factors that most affect charges or credits to operations related to stock-based compensation are the fair value of the common stock underlying stock options for which stock-based compensation is recorded, the volatility of fair value of the common stock, the expected life of the instrument and the assumed risk free rate of return. Because shares of our common stock have not been publicly traded, our board of directors has determined the fair value of our common stock for accounting purposes. There is no certainty that the results of our board’s determination would be the value at which the shares would be traded for cash. In determining the fair value of our common stock, our board of directors considered:

•	the history and nature of our business and our growth opportunities, including our contracts for BioThrax product sales;

•	prior determinations of the fair value of the common stock underlying stock options granted and the effect of corporate developments, including the progress of our product candidates, that have occurred between the time of the grants;

•	rights and preferences of the security being granted compared to the rights and preferences of our other outstanding equity;

•	values of public companies that we believe are comparable to us, adjusted for the risk and limited liquidity provided for in the shares we are issuing;

•	the assessments provided by independent valuation specialists;

•	business developments involving our direct competitors; and

•	general economic trends and the economic outlook for our industry.

If our estimates of the fair value of these equity instruments are too high or too low, it would have the effect of overstating or understating expenses.

Our board of directors considered the assessments of independent valuation specialists in determining the fair value of our class B common stock underlying stock options granted during 2003, 2004 and 2005. The assessments of these valuation specialists were based upon the application of the income and market approaches consistent with the practice aid issued by the American Institute of Certified Public Accountants entitled Valuation of Privately Held Company Equity Securities Issued as Compensation. Under the income approach, the valuation specialists used a discounted cash flow analysis based on projections of future cash flow to determine an estimated value. Under the market approach, the valuation specialists analyzed comparable public companies and developed an estimated value for the class B common stock based on revenues, earnings and enterprise values. The values derived by each of these methods were adjusted for lack of voting rights, minority interest and lack of marketability of the class B common stock.

In 2004, in connection with our reorganization, we recorded stock-based compensation expense as a result of the issuance of stock options to purchase our class B common stock to replace the outstanding stock options to purchase BioPort class B common stock. The exercise period of these replacement options was extended to June 2007. Based upon the guidance in APB No. 25, because the stock options granted for our class B common stock provided for an extended term over that of the cancelled BioPort options, a new measurement date was created and we recorded as stock-based compensation expense the excess of the intrinsic value of the modified options over the intrinsic value of the BioPort options when originally issued. This resulted in stock-based compensation expense of $4.3 million for 2004. We did not record any stock-based compensation expense for options granted during 2003 or 2005.

Income taxes

Our deferred tax assets include the unamortized portion of in-process research and development expenses, the anticipated future benefit of the net operating losses that we have incurred and other timing differences between financial reporting basis of assets and liabilities. We have historically incurred net operating losses for income tax purposes in some states and in some foreign jurisdictions, primarily the United Kingdom. The amount of the deferred tax assets on our balance sheet reflects our expectations regarding our ability to use our net operating losses to offset future taxable income. The applicable tax rules in particular jurisdictions limit our ability to use net operating losses as a result of ownership changes. In particular, we believe that these rules will significantly limit our ability to use net operating losses generated by Microscience and Antex prior to our acquisition of Microscience in June 2005 and our acquisition of substantially all of the assets of Antex in May 2003.

We review our deferred tax assets on a quarterly basis to assess our ability to realize the benefit from these deferred tax assets. If we determine that it is more likely than not that the amount of our expected future taxable income will not be sufficient to allow us to fully utilize our deferred tax assets, we increase our valuation allowance against deferred tax assets by recording a provision for income taxes on our income statement, which reduces net income, or increases net loss, for that period and reduces our deferred tax assets on our balance sheet. If we determine that the amount of our expected future taxable income will allow us to utilize net operating losses in excess of our net deferred tax assets, we reduce our valuation allowance by recording a benefit from income taxes on our income statement, which increases net income, or reduces net loss, for that period and increases our deferred tax assets on our balance sheet.

Financial operations overview

Revenues

We have generated substantially all of our revenues from sales of BioThrax. In 2005, BioThrax product sales accounted for 97% of our total revenues. The DoD and HHS have been the principal customers for BioThrax. We also have had limited sales of BioThrax to foreign governments and private industry. In addition, we periodically realize revenues from grants from government entities and non-government and philanthropic organizations and from licensing fees, milestone payments and development reimbursement. In 2005, these items accounted for 3% of our total revenues. If our ongoing development efforts are successful, we would expect to generate revenues from sales of additional products and milestone payments, development payments and royalties on sales of products that we license to third parties.

In May 2005, we entered into an agreement to supply five million doses of BioThrax to HHS for placement into the strategic national stockpile for a fixed price of $123 million. We completed delivery of all five million doses by February 2006, seven months earlier than required. In May 2006, we entered into a contract modification with HHS for the delivery of an additional five million doses of BioThrax to HHS by May 2007 for a fixed price of $120 million. Immediately following the contract modification, we delivered to and invoiced HHS for approximately 250,000 doses of BioThrax. We expect to deliver to HHS between 1.0 million and 1.5 million doses of BioThrax in August 2006 and between 1.25 million and 1.75 million doses in each of October 2006 and December 2006, with the balance, if any, to be delivered in the first quarter of 2007.

In January 2004, we entered into our current contract with the DoD for the delivery of a minimum number of doses of BioThrax over one base contract year plus two option periods for a minimum fixed price of approximately $91 million. Under this contract, we were required to deliver a minimum of approximately 2.8 million total doses in 2004 and 2005. We delivered approximately 4.0 million total doses in 2004 and 2005 under DoD purchase orders. We are required to deliver approximately an additional 1.0 million doses of BioThrax between January 1, 2006 and September 30, 2006. As of March 31, 2006, we had not begun delivery of these additional required doses. We anticipate completing delivery of these additional required doses before expiration of this contract in September 2006. We have invoiced the DoD, as contemplated under this contract, for progress payments as doses of BioThrax are manufactured for sale to the DoD. In accordance with our revenue recognition policy, we record deferred revenue for invoiced amounts until the FDA releases the product for sale and delivery. As of March 31, 2006, the amount of our deferred revenue for DoD sales was $7.3 million. In April 2006, the DoD issued a notice that it intends to negotiate a sole source fixed price contract for the purchase of up to an additional 11 million doses of BioThrax over one base year plus four option years. Although we are in discussions with the DoD, we have not yet entered into an agreement with the DoD for this procurement.

In May 2006, we entered into a collaboration agreement with Sanofi Pasteur relating to the development and commercialization of our meningitis B vaccine candidate and received a $3.8 million upfront license fee. This agreement also provides for a series of milestone payments upon the achievement of specified development and commercialization objectives, payments for development work under the collaboration and royalties on net sales of this product. We will recognize milestone payments and development payments under this agreement as revenue in accordance with our revenue recognition policies.

Our revenue, operating results and profitability have varied, and we expect that they will continue to vary, on a quarterly basis primarily because of the timing of fulfilling orders for BioThrax. We expect milestone and grant revenues to increase in 2006 as we receive reimbursement for development expenses under our meningitis B collaboration with Sanofi Pasteur and funding from the Wellcome Trust for costs associated with our completed Phase I clinical trial and planned Phase II clinical trial of our typhoid vaccine candidate in Vietnam.

Cost of product sales

The primary expense that we incur to deliver BioThrax to our customers is manufacturing costs, which are primarily fixed costs. These fixed manufacturing costs consist of attributable facilities, utilities and salaries and personnel related expenses for indirect manufacturing support staff. Variable manufacturing costs for BioThrax consist primarily of costs for materials, direct labor and contract filling operations. In 2005, we improved manufacturing efficiencies for BioThrax by extending the hours of operation for our manufacturing facility. As a result, the cost of product sales per dose of BioThrax decreased in 2005 compared to 2004. We do not expect further significant improvements in manufacturing efficiencies for BioThrax until we complete our new manufacturing facility in Lansing, Michigan. We currently are producing BioThrax at close to the maximum capacity of our existing manufacturing facility. We expect our manufacturing costs to remain relatively stable for the remainder of 2006 and during 2007.

We determine the cost of product sales for doses sold for a period based on the average manufacturing cost per dose for that period. We calculate the average manufacturing cost per dose by dividing the actual costs of manufacturing in the applicable period by the number of units produced in that period. In addition to the fixed and variable manufacturing costs described above, the average manufacturing cost per dose depends on the efficiency of the manufacturing process, utilization of available manufacturing capacity and the production yield for any period.

Research and development expenses

We expense research and development costs as incurred. Our research and development expenses consist primarily of:

•	salaries and related expenses for personnel;

•	fees to professional service providers for, among other things, independently monitoring our clinical trials and acquiring and evaluating data from our clinical trials;

•	costs of contract manufacturing services;

•	costs of materials used in clinical trials and research and development;

•	depreciation of capital assets used to develop our products; and

•	operating costs, such as the cost of facilities and the legal costs of pursuing patent protection of our intellectual property.

The successful development of our product candidates is highly uncertain. We believe that significant investment in product development is a competitive necessity and plan to continue these investments in order to be in a position to realize the potential of our product candidates. We cannot reasonably estimate or know the nature, timing and projected costs of the efforts that will be necessary to complete the remainder of the development of, or the period, if any, in which material net cash inflows may commence from any of our product candidates. This is due to the numerous risks and uncertainties associated with developing drugs, including the uncertainty of:

•	the scope, rate of progress and expense of our clinical trials and other research and development activities;

•	the potential benefits of our product candidates over other products;

•	our ability to market, commercialize and achieve market acceptance for any of our product candidates that we are developing or may develop in the future;

•	future clinical trial results;

•	the terms and timing of regulatory approvals; and

•	the expense of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights.

A change in the outcome of any of these variables with respect to the development of a product candidate could mean a significant change in the costs and timing associated with the development of that product candidate.

We expect that development spending will increase for all of our biodefense product candidates as our product development activities continue and we prepare for regulatory submissions and other regulatory activities. We expect our development expenses in our commercial business to increase in connection with our ongoing activities, particularly as we conduct additional and later stage clinical trials for our product candidates.

We expect that the magnitude of any increase in our research and development spending will be dependent upon such factors as the results from our ongoing preclinical studies and clinical trials, the size, structure and duration of any follow on clinical program that we may initiate, our ability to use data generated by government agencies, such as the ongoing CDC studies with BioThrax, and our ability to rely upon and utilize clinical and nonclinical data, such as the data generated by CDC from use of the pentavalent botulinum toxoid vaccine previously manufactured by the State of Michigan. Furthermore, if the FDA or other regulatory authority were to require us to conduct clinical trials beyond those which we currently anticipate will be required for the completion of clinical development of a product candidate or if we experience significant delays in enrollment in any of our clinical trials, we could be required to expend significant additional financial resources and time on the completion of clinical development.

Selling, general and administrative expenses

General and administrative expenses consist primarily of salaries and other related costs for personnel serving the executive, business development, finance, accounting, information technology, legal and human resource functions. Other costs include facility costs not otherwise included in cost of product sales or research and development expense and professional fees for legal and accounting services. We expect that our general and administrative expenses will increase as we add personnel to support the increased scale of our operations and become subject to the reporting obligations applicable to public companies. Our general and administrative expenses have increased as a result of preparing for this offering and supporting the overall growth of the company. We currently market and sell BioThrax directly to the DoD and HHS with a small, targeted marketing and sales group. Accordingly, our marketing and sales expense for these efforts has been limited. As we seek to broaden the market for BioThrax and if we receive marketing approval for additional products, we expect that we will increase our spending for marketing and sales activities.

Total other income (expense)

Total other income (expense) consists principally of interest income and interest expense. We earn interest on our cash, cash equivalents and short-term investments, and we incur interest expense on our indebtedness. Our net interest expense will increase in future periods as compared to prior periods as a result of the mortgage loan that we entered into in April 2006 and any borrowings under our revolving line of credit. In addition, some of our existing debt arrangements provide for increasing amortization of principal payments in future periods. See “Liquidity and capital resources — Debt financing” for additional information.

Results of operations

Three months ended March 31, 2006 compared to three months ended March 31, 2005

Revenues

Product sales revenues, which relate only to the biodefense segment, decreased by $2.6 million, or 17%, to $12.2 million for the three months ended March 31, 2006 from $14.8 million for the three months ended March 31, 2005. This decrease in product sales revenues was due to the timing of fulfilling orders from the DoD and HHS. Product sales revenues in the three months ended March 31, 2006 consisted of BioThrax sales to HHS of $11.6 million and sales to the Canadian government of $630,000. We did not deliver any doses of BioThrax to the DoD in the three months ended March 31, 2006. As required by our current contract with the DoD, we anticipate delivering approximately 1.0 million doses of BioThrax to the DoD before expiration of this contract in September 2006. Product sales revenues in the three months ended March 31, 2005 consisted exclusively of BioThrax sales to the DoD. Because we did not enter into our supply contract with HHS until May 2005, we had no sales to HHS in the three months ended March 31, 2005. We began delivering BioThrax to HHS in May 2006 under our recent contract modification.

Milestone and grant revenues decreased by $453,000, or 94%, to $27,000 for the three months ended March 31, 2006 from $480,000 for the three months ended March 31, 2005. Milestone and grant revenue for the three months ended March 31, 2005 resulted from reimbursement from the DoD for expenses related to production development and supply chain management improvements for BioThrax incurred in prior periods.

Cost of product sales

Cost of product sales, which relate only to the biodefense segment, consists of expenses incurred in the manufacture of BioThrax. Cost of product sales decreased by $1.3 million, or 31%, to $2.9 million for the three months ended March 31, 2006 from $4.1 million for the three months ended March 31, 2005. This decrease was attributable to the delivery of 141,000 fewer doses of BioThrax in the three months ended March 31, 2006 and improved utilization of our manufacturing capacity for BioThrax as a result of extending the hours of operation for our manufacturing facility. The reduction in the number of doses delivered resulted in a cost savings of approximately $200,000. Manufacturing efficiencies resulted in a cost savings of approximately $1.0 million.

Research and development expenses

Research and development expenses increased by $6.3 million to $8.2 million for the three months ended March 31, 2006 from $1.9 million for the three months ended March 31, 2005. This increase reflects increased expenses of $3.9 million in the biodefense segment and $2.9 million in the commercial segment, offset by a reduction of $407,000 in other research and development expenses.

The increase in biodefense spending was attributable to increased efforts on all our biodefense programs as we completed various studies and began subsequent studies and trials. The increase in spending for BioThrax enhancements related to preparing for animal efficacy studies to support applications for marketing approval of these enhancements, which we expect to submit to the FDA later in 2006 and in 2007. The increase in spending for immune globulin development related primarily to costs associated with our plasma donor stimulation program for our anthrax immune globulin candidate. The increase in spending for the recombinant botulinum vaccine and next generation anthrax vaccine programs, both of which are in preclinical development, resulted from advancing these programs to the process development stage and the manufacture of supplies of product candidates required for clinical development.

The increase in commercial spending was mainly attributable to spending on the commercial products listed in the table below following our acquisition of Microscience in June 2005. Research and development spending by Microscience is not included in our results for the three months ended March 31, 2005. The spending in the three months ended March 31, 2006 for our typhoid vaccine candidate resulted from ongoing work for the Phase I clinical trial in Vietnam that we recently completed and preparing for our Phase II clinical trial in Vietnam that we plan to initiate in the fourth quarter of 2006. The spending in the three months ended March 31, 2006 for our hepatitis B therapeutic vaccine candidate resulted from preparing for our Phase II clinical trial that we plan to initiate in the second half of 2006. The spending in the three months ended March 31, 2006 for our group B streptococcus vaccine candidate resulted from costs associated with our analysis of results from the Phase I clinical trial that we recently completed for one of the protein components of the vaccine candidate and preparation for Phase I clinical trials for the two other protein components of the vaccine candidate. Both our chlamydia vaccine and meningitis B vaccine candidates are in preclinical development.

The decrease in spending on other research and development expenses was attributable to our discontinuation of preclinical programs that we acquired from Antex and determined not to pursue.

Our principal research and development expenses for the three months ended March 31, 2005 and 2006 are shown in the following table:

	Three months ended
	March 31,
(in thousands)	2005	2006

Biodefense:
BioThrax enhancements	$432	$1,364
Immune globulin development	558	2,733
Recombinant bivalent botulinum vaccine	186	497
Next generation anthrax vaccine	47	497

Total biodefense	1,223	5,091
Commercial:
Typhoid vaccine	—	605
Hepatitis B therapeutic vaccine	—	638
Group B streptococcus vaccine	—	997
Chlamydia vaccine	91	442
Meningitis B vaccine	—	269

Total commercial	91	2,951
Other	538	131

Total	$1,852	$8,173

Selling, general and administrative expenses

Selling, general and administrative expenses increased by $1.7 million, or 20%, to $10.6 million for the three months ended March 31, 2006 from $8.8 million for the three months ended March 31, 2005. Selling, general and administrative expenses related to the biodefense segment increased by $1.5 million to $8.9 million for the three months ended March 31, 2006 from $7.4 million for the three months ended March 31, 2005. Selling, general and administrative expenses related to the commercial segment increased by $237,000 to $1.7 million for the three months ended March 31, 2006 from $1.4 million for the three months ended March 31, 2005. The increase in the biodefense segment was attributable to an increase in general and administrative expenses of $1.2 million resulting from the addition of personnel for our headquarters organization who devoted time to the biodefense segment and an increase in sales and marketing expenses of $280,000. The increase in the commercial segment was primarily attributable to an increase in general and administrative expenses of $232,000 resulting from the addition of personnel and facilities for Emergent Product Development UK.

Total other income (expense)

Total other income increased by $165,000 to $40,000 for the three months ended March 31, 2006 from a loss of $125,000 for the three months ended March 31, 2005. The increase resulted principally from an increase in interest income of $126,000 as a result of increased average cash balances and a decrease in interest expense of $19,000.

Income taxes

We recorded a benefit from income taxes of $4.7 million for the three months ended March 31, 2006 compared to a provision for income taxes of $76,000 for the three months ended March 31, 2005. The benefit from income taxes for the three months ended March 31, 2006 resulted primarily from our loss before benefit from income taxes of $9.4 million and an estimated effective annual tax rate of 50%. The provision for income taxes for the three months ended March 31, 2005 resulted primarily from our income before provision for income taxes of $300,000 and an estimated effective annual tax rate of 25%. The increase in the estimated effective annual tax rate by 25% is due primarily to an increase in the valuation allowance related to foreign and state net operating losses. While the net operating losses for foreign and state jurisdictions have been recorded as deferred tax assets, a full valuation allowance also has been recorded due to current uncertainty as to whether we will generate sufficient future taxable income in the applicable jurisdictions to fully utilize these net operating losses.

Year ended December 31, 2005 compared to year ended December 31, 2004

Revenues

Product sales revenues increased by $46.3 million, or 57%, to $127.3 million for 2005 from $81.0 million for 2004. Product sales revenues in 2005 consisted of BioThrax sales to HHS of $111.2 million, sales to the DoD of $14.5 million and aggregate sales to the governments of Canada and Taiwan of $1.6 million. Product sales revenues in 2004 consisted of BioThrax sales to the DoD of $80.6 million and sales to the Canadian government of $360,000.

Milestone and grant revenues increased by $937,000, or 38%, to $3.4 million in 2005 from $2.5 million in 2004 primarily as a result of additional work that we performed on a project basis for the DoD’s Defense Advanced Research Projects Agency, or DARPA, to evaluate a new vaccine adjuvant for BioThrax.

Cost of product sales

Cost of product sales increased by $1.5 million, or 5%, to $31.6 million for 2005 from $30.1 million for 2004. This increase was attributable to the delivery of 1.8 million additional doses of BioThrax in 2005 and a decrease in production yield, resulting in a higher average manufacturing cost per dose in 2005, offset by improved utilization of our manufacturing capacity for BioThrax as a result of extending the hours of operation for our manufacturing facility. The increase in the number of doses delivered combined with the decrease in production yield resulted in additional costs of $6.6 million. Manufacturing efficiencies resulted in a cost savings of $5.1 million.

Research and development expenses

Research and development expenses increased by $8.3 million, or 82%, to $18.4 million for 2005 from $10.1 million for 2004. This increase reflects increased expenses of $4.0 million in the biodefense segment and $5.8 million in the commercial segment, offset by a reduction of $1.6 million in other research and development expenses.

The increase in biodefense spending resulted from costs associated with our plasma donor stimulation program for our anthrax immune globulin candidate, process development related to our recombinant botulinum vaccine candidate and evaluation of third party technology related to our next generation anthrax vaccine program for potential acquisition or in-license, offset by decreased spending on BioThrax enhancements. In 2004, the immune globulin program was in initial studies and we had not yet begun work on the recombinant botulinum vaccine and next generation anthrax vaccine candidates. The decrease in spending on BioThrax enhancements resulted from substantial completion during 2004 of research regarding manufacturing process development for BioThrax to improve the stability and consistency of production lots.

The increase in spending in the commercial segment was attributable to spending on the commercial programs listed in the table below following our acquisition of Microscience in June 2005. Research and development spending by Microscience is not included in our results prior to the acquisition date. The commercial spending in 2005 resulted from the Phase I clinical trial in Vietnam for our typhoid vaccine candidate, preparation for a planned Phase II clinical trial for our hepatitis B therapeutic vaccine candidate, including the manufacture of clinical trial material, preparation for one of three planned Phase I clinical trials related to one of the protein components of our group B streptococcus vaccine candidate and preclinical work for our chlamydia vaccine and meningitis B vaccine candidates.

The decrease in spending on other research and development expenses was attributable to our discontinuation of preclinical programs that we acquired from Antex and determined not to pursue.

Our principal research and development expenses for 2004 and 2005 are shown in the following table:

	Year ended
	December 31,
(in thousands)	2004	2005

Biodefense:
BioThrax enhancements	$5,929	$2,883
Immune globulin development	350	5,309
Recombinant bivalent botulinum vaccine	—	1,708
Next generation anthrax vaccine	—	427

Total biodefense	6,279	10,327
Commercial:
Typhoid vaccine	—	1,477
Hepatitis B therapeutic vaccine	—	1,558
Group B streptococcus vaccine	—	2,433
Chlamydia vaccine	1,136	837
Meningitis B vaccine	—	656

Total commercial	1,136	6,961
Other	2,702	1,093

Total	$10,117	$18,381

Selling, general and administrative expenses

Selling, general and administrative expenses increased by $12.5 million, or 41%, to $42.8 million for 2005 from $30.3 million for 2004. Selling, general and administrative expenses related to our biodefense segment increased by $6.4 million to $35.4 million for 2005 from $29.0 million for 2004. Selling, general and administrative expenses related to our commercial segment increased by $6.0 million to $7.3 million for 2005 from $1.3 million for 2004. The increase in the biodefense segment was attributable to an increase in general and administrative expenses of $5.5 million resulting from the addition of personnel for our headquarters organization who devoted time to the biodefense segment and an increase in sales and marketing expenses of $1.0 million resulting from the addition of sales personnel to investigate potential other markets for BioThrax. The increase in the commercial segment was attributable to an increase in general and administrative expenses of $5.3 million resulting from the addition of personnel for our European subsidiary and legal expenses associated with reorganizing our corporate structure following our acquisition of Microscience in June 2005.

Purchased in-process research and development

In 2005, we recorded a non-cash charge of $26.6 million associated with our acquisition of Microscience. We valued the 1,264,051 shares of class A common stock that we issued in the acquisition at $28.2 million after the inclusion of acquisition costs. Of this amount, we identified $1.4 million as current assets, $0.9 million as fixed assets, $0.7 million as current liabilities and $26.6 million as the value attributable to development programs. Because we determined that the development programs had no future alternative use, we charged the value attributable to the development programs as purchased in-process research and development. We will amortize this charge for tax purposes over 15 years.

Litigation settlement

In 2005, we recorded a gain of $10.0 million relating to a settlement of a litigation matter that we initiated to resolve a contract and intellectual property dispute. There were no settlements in 2004.

Total other income (expense)

Total other expense increased by $57,000 to $227,000 for 2005 from $170,000 for 2004. This increase resulted primarily from an increase in interest expense associated with our financing of the acquisition costs for one building at our Frederick facility.

Income taxes

Provision for income taxes increased by $196,000, or 4%, to $5.3 million for 2005 from $5.1 million for 2004. The provision for income taxes for 2005 resulted primarily from our income before provision for income taxes of $21.1 million and an effective annual tax rate of 25%. The provision for income taxes for 2004 resulted primarily from our income before provision for income taxes of $16.6 million and an effective annual tax rate of 31%. The provision for income taxes also reflects research and development tax credits of $474,000 for 2005 and $492,000 for 2004 and small amounts of permanent tax differences in each year.

Year ended December 31, 2004 compared to year ended December 31, 2003

Revenues

Product sales revenues increased by $25.5 million, or 46%, to $81.0 million for 2004 from $55.5 million for 2003. Product sales revenues in 2004 consisted of BioThrax sales to the DoD of $80.6 million and sales to the Canadian government of $360,000. Product sales revenues in 2003 consisted of BioThrax sales to the DoD of $55.2 million and sales to the Canadian government of $270,000.

Milestones and grant revenues increased to $2.5 million in 2004 from $233,000 in 2003 primarily as a result of additional work that we performed on a project basis for DARPA to evaluate a new vaccine adjuvant for BioThrax.

Cost of product sales

Cost of product sales increased by $7.8 million, or 35%, to $30.1 million for 2004 from $22.3 million for 2003. This increase was attributable to the delivery of 1.0 million additional doses of BioThrax in 2004. We were able to deliver these additional doses as a result of increasing our manufacturing capacity at our Lansing facility in 2004 by extending the hours of operation of the facility. The increase in the number of doses delivered resulted in additional costs of $3.5 million. Increasing manufacturing capacity resulted in additional costs of $4.3 million, primarily for the training of new personnel. Our increase in manufacturing capacity allowed us to spread our fixed manufacturing costs over a greater number of doses, which resulted in a decrease in the cost of product sales per dose of BioThrax in 2004 compared to 2003.

Research and development expenses

Research and development expenses increased by $3.8 million, or 60%, to $10.1 million for 2004 from $6.3 million for 2003. This increase reflects increased expenses of $1.9 million in the biodefense segment and $1.8 million in the commercial segment. The increase in the biodefense segment was attributable to work on the initiation of programs for BioThrax enhancements. The increase in the commercial segment was attributable to spending on commercial product candidates acquired from Antex in May 2003. Research and development spending by Antex is not included in our results prior to the acquisition date.

Selling, general and administrative expenses

Selling, general and administrative expenses increased by $10.8 million, or 55%, to $30.3 million for 2004 from $19.5 million for 2003. Selling, general and administrative expenses related to the biodefense segment increased by $9.5 million to $29.0 million for 2004 from $19.5 million for 2003. This increase was attributable to growth in corporate staff to support expanding business activity. Selling, general and administrative expenses related to the commercial segment increased by $1.3 million for 2004 from an immaterial amount for 2003 as we hired additional employees to support the newly acquired Antex operations. The overall increase in selling, general and administrative expenses was primarily attributable to an increase of $7.0 million in general and administrative expenditures as a result of our corporate reorganization in June 2004 and the formation of our headquarters organization, including a non-cash stock-based compensation charge of $4.3 million. In addition, general and administrative expenses increased $1.1 million as a result of our acquisition of assets from Antex. Selling and marketing expense increased to $843,000 for 2004 from an immaterial amount for 2003. This increase in spending resulted from the addition of personnel and outside consulting fees.

Purchased in-process research and development

In 2003, we recorded a non-cash charge of $1.8 million associated with our acquisition of assets from Antex. The purchase consideration was $3.4 million in cash. We valued the transaction at $3.8 million after the inclusion of acquisition costs. Of this amount, we identified $300,000 as current assets, $1.7 million as fixed assets and $1.8 million as the value attributable to development programs. Because we determined that the development programs had no future alternative use, we charged the value attributable to the development programs as purchased in-process research and development. We will amortize this charge for tax purposes over 15 years.

Settlement of State of Michigan obligation

In 2004, we recorded a gain of $3.8 million from the satisfaction for less than originally estimated of an obligation to the State of Michigan related to our acquisition of assets from the Michigan Biologic Products Institute in 1998. We have no ongoing obligations to the State of Michigan related to our acquisition of assets from the Michigan Biologic Products Institute. There was no settlement of obligations in 2003.

Total other income (expense)

Total other expense, net, increased to $170,000 for 2004 from $25,000 for 2003. The increase resulted principally from a decrease in other income of $162,000.

Income taxes

Provision for income taxes increased by $3.9 million to $5.1 million for 2004 from $1.3 million for 2003. The provision for income taxes for 2004 resulted primarily from our income before provision for income taxes of $16.6 million and an effective annual tax rate of 31%. The provision for income taxes for 2003 resulted primarily from our income before provision for income taxes of $5.7 million and an effective annual tax rate of 22%. The provision for income taxes also reflects research and development tax credits of $492,000 for 2004 and $441,000 for 2003 and small amounts of permanent tax differences in each year.

Liquidity and capital resources

Sources of liquidity

We require cash to meet our operating expenses and for capital expenditures, acquisitions and principal and interest payments on our debt. We have funded our cash requirements from inception through March 31, 2006 principally with a combination of revenues from BioThrax product sales, debt financings and facilities and equipment leases and, to a lesser extent, from the sale of our class B common stock upon exercise of stock options. We have operated profitably for each of the years in the three year period ended December 31, 2005 and incurred a loss in the three months ended March 31, 2006. As of March 31, 2006, we had cash and cash equivalents of $14.8 million.

Cash flows

The following table provides information regarding our cash flows for the years ended December 31, 2003, 2004 and 2005 and the three months ended March 31, 2005 and March 31, 2006.

	Year ended December 31,			Three months ended March 31,
(in thousands)	2003	2004	2005	2005	2006

Net cash provided by (used in):
Operating activities(1)	$11,072	$9,196	$41,974	$(1,313)	$(18,277)
Investing activities	(7,917)	(18,175)	(5,841)	(379)	(2,853)
Financing activities	(927)	8,681	(6,660)	(138)	(390)

Total net cash provided (used)	$2,228	$(298)	$29,473	$(1,830)	$(21,520)

(1)	Includes the effect of exchange rate changes on cash and cash equivalents.

Net cash used in operating activities of $18.2 million in the three months ended March 31, 2006 resulted principally from our net loss of $4.6 million, an increase in inventories of $4.7 million, reflecting the value of work in process for BioThrax lots being manufactured or awaiting delivery, and a non-cash benefit from income taxes of $6.6 million, reflecting our net loss before provision for income taxes for the period.

Net cash used in operating activities of $1.3 million in the three months ended March 31, 2005 resulted principally from a reduction in deferred revenue of $10.9 million, reflecting the delivery to the DoD of BioThrax lots for which we had previously invoiced the DoD for progress payments, and an increase in inventories of $4.3 million, reflecting the value of work in process for BioThrax lots being manufactured or awaiting delivery, offset by a decrease in accounts receivable of $13.6 million as a result of the collection of amounts due from the DoD for invoices previously issued for progress in the manufacture of BioThrax lots.

Net cash provided by operating activities of $42.3 million in 2005 resulted principally from our net income of $15.8 million, a non-cash charge for purchased in-process research and development relating to the Microscience acquisition, which reduced net income by $26.6 million, and a reduction of accounts receivable of $16.1 million as a result of the collection of amounts due from the DoD during 2005 for invoices issued at the end of 2004 for progress in the manufacture of BioThrax lots, offset by a reduction of deferred revenue of $10.9 million, reflecting the delivery to the DoD in the first quarter of 2005 of BioThrax lots for which we had previously invoiced the DoD for progress payments and an increase in deferred tax assets of $11.0 million, reflecting the purchased in-process research and development expense related to the Microscience acquisition.

Net cash provided by operating activities of $9.2 million in 2004 resulted principally from our net income of $11.5 million, a non-cash stock based compensation charge that we incurred as a result of our issuance of new stock options in our corporate reorganization in June 2004, which reduced net income by $4.3 million, a provision for income taxes of $5.8 million, reflecting our net income before provision for income taxes for the year, and an increase in deferred revenue of $3.9 million, reflecting invoices to the DoD for progress payments for the manufacture of BioThrax lots, offset by an increase in accounts receivable of $15.7 million, reflecting invoices for amounts due from the DoD for progress in the manufacture of BioThrax lots, and a one-time non-cash gain of $3.8 million resulting from the satisfaction of an obligation to the State of Michigan for less than originally estimated.

Net cash provided by operating activities of $11.1 million in 2003 resulted principally from our net income of $4.5 million and an increase of $11.9 million in deferred revenue reflecting invoices to the DoD for progress payments for the manufacture of BioThrax lots, offset by an increase in inventories of $4.7 million reflecting the timing of deliveries to the DoD.

Net cash used in investing activities in the three months ended March 31, 2006 and 2005 and in 2005, 2004 and 2003 resulted principally from the purchase of property, plant and equipment. Capital expenditures in the three months ended March 31, 2006 relate primarily to costs for construction of our new building in Lansing, Michigan. Capital expenditures in 2005 were primarily attributable to investments in information technology upgrades and miscellaneous facility enhancements. Capital expenditures in 2004 include infrastructure investments in our facilities in Lansing and an enterprise resource planning system totaling $8.5 million and cash used to purchase one of our facilities in Frederick, Maryland totaling $9.7 million. Capital expenditures in 2003 include infrastructure investments in our Lansing facilities. Net cash used in investing activities in 2003 also includes cash of $3.8 million used for the acquisition of assets from Antex.

Net cash used in financing activities of $390,000 in the three months ended March 31, 2006 and $138,000 in the three months ended March 31, 2005 resulted principally from the repayment of notes payable to employees and the repurchase of class B common stock.

Net cash used in financing activities of $6.7 million in 2005 resulted principally from the payment of a special dividend of $5.4 million from a portion of the proceeds of a litigation settlement and the repayment of notes payable to employees.

Net cash provided by financing activities of $8.7 million in 2004 resulted principally from an increase in notes payable as a result of $11.0 million of total debt incurred to finance the purchase of one of our facilities in Frederick, Maryland and to finance the purchase of an enterprise resource planning system, offset by the repayment of non-recurring royalty and product supply obligations to the State of Michigan of $2.4 million.

Net cash used in financing activities of $927,000 in 2003 resulted primarily from the repayment of royalty and product supply obligations to the State of Michigan.

Contractual obligations

The following table summarizes our contractual obligations at March 31, 2006.

	Payments due by period
(in thousands)	Total	2006	2007	2008	2009	2010	After 2010

Contractual obligations(1):
Short and long-term debt(2)	$13,844	$1,587	$1,479	$349	$816	$815	$8,798
Operating lease obligations	3,785	1,292	1,249	1,188	56	—	—
Contractual settlement liabilities	200	100	100	—	—	—	—

Total contractual obligations	$17,829	$2,979	$2,828	$1,537	$872	$815	$8,798

(1)	Does not include contingent royalties and milestone payments.

(2)	Includes scheduled interest payments, net of capitalization of interest estimates related to construction in progress on long term construction of fixed assets.

Debt financing

As of July 31, 2006, we had $19.5 million principal amount of debt outstanding, comprised primarily of the following:

•	$2.5 million outstanding under a forgivable loan from the Department of Business and Economic Development of the State of Maryland used to finance eligible costs incurred to purchase one of our facilities in Frederick, Maryland;

•	$7.0 million outstanding under a mortgage loan from Mercantile Potomac Bank used to finance the remaining portion of the purchase price for the Frederick facility;

•	$8.5 million outstanding under a mortgage loan from HSBC Realty Credit Corporation used to finance the purchase price for a second facility on the Frederick site; and

•	$1.4 million outstanding under a term loan from Fifth Third Bank used to finance the purchase of an enterprise resource planning system.

We also have a revolving line of credit for up to $10.0 million with Fifth Third Bank. We can borrow under the line of credit through October 1, 2006.

Some of these debt instruments contain financial and operating covenants. In particular:

•	Under our mortgage loan from Mercantile Potomac Bank for our Frederick facility, we are required to maintain at all times a minimum tangible net worth, on a consolidated basis, of not less than $5.0 million and a ratio of earnings before interest, taxes, depreciation and amortization to the sum of current obligations under capital leases and principal obligations and interest expenses for borrowed money, in each case due and payable within the following 12 months, of not less than 1.1 to 1.0.

•	Under our forgivable loan from the State of Maryland, we are not required to repay the principal amount of the loan if beginning December 31, 2009 and through 2012 we maintain a specified number of employees at the Frederick site, by December 31, 2009 we have invested at least $42.9 million in total funds toward financing the purchase of the buildings on the site and for related improvements and operation of the facility and we occupy the facility through 2012.

•	Under our line of credit with Fifth Third Bank, we are required to maintain at all times a ratio of total liabilities to tangible net worth of not more than 2.5 to 1.0.

Our debt instruments also contain negative covenants restricting our activities. In particular, our line of credit with Fifth Third Bank limits our ability to incur indebtedness and liens, sell assets, make loans or advances, enter into transactions with affiliates and amend the terms of any government contract.

The facilities and software and other equipment that we purchased with the proceeds of our loans from Mercantile Potomac Bank, the State of Maryland, HSBC Realty Credit Corporation and Fifth Third Bank serve as collateral for these loans. Our line of credit with Fifth Third Bank is secured by accounts receivable under our DoD and HHS contracts. The covenants under our existing debt instruments and the pledge of our existing assets as collateral limit our ability to obtain additional debt financing.

Under our mortgage loan from Mercantile Potomac Bank, we are required to make monthly principal payments beginning in November 2006. A residual principal repayment of approximately $5.0 million is due in October 2011. Under our HSBC mortgage loan, we are required to make monthly principal payments. A residual principal repayment of approximately $7.5 million is due in April 2011. Under our loan from Fifth Third Bank, we make monthly principal payments through September 2007.

Tax benefits

In connection with our facility expansion in Lansing, the State of Michigan and the City of Lansing have provided us a variety of tax credits and abatements. We estimate that the total value of these tax benefits may be up to $18.5 million over a period of up to 15 years. These tax benefits are based on our $75 million planned additional investment in our Lansing facilities. In addition, we must maintain a specified number of employees in Lansing to continue to qualify for these tax benefits.

Funding requirements

We believe that the net proceeds from this offering, together with our existing cash and cash equivalents, revenues from BioThrax product sales and other committed sources of funds, will be sufficient to enable us to fund our anticipated operating expenses and capital expenditure and debt service requirements for at least the next 24 months. We have based this estimate on assumptions that may prove to be wrong. There are numerous risks and uncertainties associated with BioThrax product sales and with the development and commercialization of our product candidates. Our only committed external sources of funds are remaining borrowing availability under our revolving line of credit with Fifth Third Bank, development funding under our collaboration agreement with Sanofi Pasteur and funding from the Wellcome Trust for our Phase II clinical trial of our typhoid vaccine candidate in Vietnam. Our ability to borrow additional amounts under our loan agreements is subject to our satisfaction of specified conditions. Our future capital requirements will depend on many factors, including:

•	the level of BioThrax product sales and cost of product sales;

•	the timing of, and the costs involved in, constructing our new manufacturing facility in Lansing, Michigan and the build out of our manufacturing facilities in Frederick, Maryland;

•	the scope, progress, results and costs of our preclinical and clinical development activities;

•	the costs, timing and outcome of regulatory review of our product candidates;

•	the number of, and development requirements for, other product candidates that we may pursue;

•	the costs of commercialization activities, including product marketing, sales and distribution;

•	the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other patent-related costs, including litigation costs and the results of such litigation;

•	the extent to which we acquire or invest in businesses, products and technologies; and

•	our ability to establish and maintain collaborations, such as our collaboration with Sanofi Pasteur.

We may require additional sources of funds for future acquisitions that we may make or, depending on the size of the obligation, to meet balloon payments upon maturity of our current borrowings. To the extent our capital resources are insufficient to meet our future capital requirements, we will need to finance our cash needs through public or private equity offerings, debt financings or corporate collaboration and licensing arrangements.

Additional equity or debt financing, grants, or corporate collaboration and licensing arrangements, may not be available on acceptable terms, if at all. If adequate funds are not available, we may be required to delay, reduce the scope of or eliminate our research and development programs or reduce our planned commercialization efforts. If we raise additional funds by issuing equity securities, our stockholders may experience dilution. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. Any debt financing or additional equity that we raise may contain terms, such as liquidation and other preferences, that are not favorable to us or our stockholders. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish valuable rights to our technologies or product candidates or grant licenses on terms that may not be favorable to us.

Quantitative and qualitative disclosures about market risk

Our exposure to market risk is currently confined to our cash and cash equivalents and restricted cash that have maturities of less than three months. We currently do not hedge interest rate exposure. We have not used derivative financial instruments for speculation or trading purposes. Because of the short-term maturities of our cash and cash equivalents, we do not believe that an increase in market rates would have any significant impact on the realized value of our investments, but may increase the interest expense associated with our debt.

Effects of inflation

Our most liquid assets are cash, cash equivalents and short-term investments. Because of their liquidity, these assets are not directly affected by inflation. We also believe that we have intangible assets in the value of our intellectual property. In accordance with generally accepted accounting principles, we have not capitalized the value of this intellectual property on our balance sheet. Due to the nature of this intellectual property, we believe that these intangible assets are not affected by inflation. Because we intend to retain and continue to use our equipment, furniture and fixtures and leasehold improvements, we believe that the incremental inflation related to replacement costs of such items will not materially affect our operations. However, the rate of inflation affects our expenses, such as those for employee compensation and contract services, which could increase our level of expenses and the rate at which we use our resources.

Recent accounting pronouncements

In June 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, or SFAS No. 154. SFAS No. 154 requires retrospective application to prior periods’ financial statements for all voluntary changes in accounting principle, unless impracticable. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. SFAS No. 154 will have no immediate impact on our consolidated financial statements, though it would impact our presentation of future voluntary accounting changes, should such changes occur.

In June 2005, the EITF reached consensus on EITF Issue 05-06, Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination, or EITF 05-06. EITF 05-06 provides that leasehold improvements acquired in a business combination should be amortized over the lesser of the useful life of the assets or a term that includes renewals that are reasonably assured at the date of acquisition. The EITF also concluded that leasehold improvements placed in service significantly after and not contemplated at or near the beginning of the lease term should be amortized over the lesser of the useful life of the assets or a term that includes renewals that are reasonably assured at the date the leasehold improvements are purchased. EITF 05-06 is effective prospectively for leasehold improvements purchased or acquired in periods beginning after June 29, 2005. We do not believe that the adoption of this new standard will have a material impact on our financial position.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of Accounting Research Bulletin No. 43, Chapter 4, or SFAS No. 151. SFAS No. 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not believe the adoption of SFAS No. 151 will have a material impact on our financial position for the year ending December 31, 2005. We have adopted this policy effective January 1, 2006.

In June 2006, the FASB also issued FASB Interpretation 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, Accounting for Income Taxes, or FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that we recognize in the financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. We are currently evaluating the impact of adopting FIN 48 on our financial statements.

Business

Overview

We are a biopharmaceutical company focused on the development, manufacture and commercialization of immunobiotics. Immunobiotics are pharmaceutical products, such as vaccines and immune globulins that induce or assist the body’s immune system to prevent or treat disease. We operate in two business segments: biodefense and commercial. In our biodefense business, we develop and commercialize immunobiotics for use against biological agents that are potential weapons of bioterrorism. In our commercial business, we develop immunobiotics for use against infectious diseases with significant unmet or underserved medical needs. Our marketed product, BioThrax, is the only vaccine approved by the U.S. Food and Drug Administration, or FDA, for the prevention of anthrax infection. In addition to BioThrax, our biodefense product portfolio includes three biodefense product candidates in preclinical development. Our commercial product portfolio includes a typhoid vaccine candidate and a hepatitis B therapeutic vaccine candidate, both of which are in Phase II clinical development, one vaccine candidate in Phase I clinical development and two vaccine candidates in preclinical development.

We manufacture and market BioThrax, also referred to as anthrax vaccine adsorbed, the only FDA approved anthrax vaccine. BioThrax was originally approved in the United States in 1970. There have been more than 20 published studies of the use of BioThrax in humans. In December 2005, based on a review of the human efficacy data used to support the approval of BioThrax and other studies of BioThrax, the FDA reaffirmed that BioThrax is safe and effective for the prevention of anthrax infection by all routes of exposure, including inhalation. Our total revenues from BioThrax sales were $55.5 million in 2003, $81.0 million in 2004 and $127.3 million in 2005. The U.S. Department of Defense, or DoD, and the U.S. Department of Health and Human Services, or HHS, have been the principal customers for BioThrax. Under two contracts with the DoD, we have supplied over eight million doses of BioThrax through July 2006 for immunization of military personnel. Since March 1998, the DoD has vaccinated more than 1.5 million military personnel with more than 5.5 million doses of BioThrax. In April 2006, the DoD issued a notice that it intends to negotiate a sole source fixed price contract for the purchase of up to an additional 11 million doses of BioThrax over one base contract year plus four option years. Under a contract that we entered into with HHS in May 2005, we supplied five million doses of BioThrax to HHS for placement into the strategic national stockpile for a fixed price of $123 million. In May 2006, we entered into a contract modification with HHS for the delivery of an additional five million doses of BioThrax to HHS by May 2007 for a fixed price of $120 million.

The September 11, 2001 terrorist attacks and the October 2001 anthrax letter attacks significantly affected political and budgetary attitudes toward the threat of bioterrorism. Following these attacks, the U.S. government enacted measures to provide incentives for private industry to develop and manufacture biodefense products. In particular, in 2004, the Project BioShield Act became law, providing $5.6 billion in appropriations over ten years and authorizing the procurement of countermeasures for biological, chemical, radiological and nuclear attacks. Project BioShield provides for the procurement of countermeasures for anthrax and botulism, which are two of the biological agents that the Centers for Disease Control and Prevention, or CDC, has identified as the greatest possible threat to public health. The U.S. government procures most biodefense countermeasures through HHS, the CDC and the DoD and provides biodefense research and development funding through the National Institute of Allergy and Infectious Diseases, or NIAID, of the National Institutes of Health, or NIH, and the DoD.

In addition to BioThrax, we are developing three other biodefense immunobiotic product candidates, all of which are in preclinical development. These product candidates are:

•	Anthrax immune globulin — for post-exposure treatment of anthrax infection;

•	Botulinum immune globulin — for post-exposure treatment of illness caused by botulinum toxin, which we are developing based on a new botulinum toxoid vaccine that we are developing in collaboration with the U.K. Health Protection Agency, or HPA; and

•	Recombinant bivalent botulinum vaccine — a prophylaxis for illness caused by botulinum toxin, which we also are developing in collaboration with HPA.

We also are evaluating several potential product candidates in connection with development of a next generation anthrax vaccine, featuring attributes such as self-administration and a longer shelf life.

In our commercial business, we are developing a range of immunobiotic product candidates for use against infectious diseases with significant unmet or underserved medical needs. Our commercial product candidates in clinical development are:

•	Typhoid vaccine — a single dose, drinkable vaccine, for which we have completed a Phase I clinical program, including trials in the United States, the United Kingdom and Vietnam, and expect to initiate a Phase II clinical trial in Vietnam in the fourth quarter of 2006;

•	Hepatitis B therapeutic vaccine — a multiple dose, drinkable vaccine for treatment of chronic carriers of hepatitis B infection, for which we have completed a Phase I clinical trial in the United Kingdom and expect to initiate a Phase II clinical trial in the United Kingdom in the second half of 2006; and

•	Group B streptococcus vaccine — a multiple dose, injectable vaccine for administration to women of childbearing age for protection of the fetus and newborn babies, for which we have completed a Phase I clinical trial in the United Kingdom.

In addition, we are developing a chlamydia vaccine and a meningitis B vaccine, each of which is currently in preclinical development.

The Wellcome Trust provided funding for our Phase I clinical trial of our typhoid vaccine candidate in Vietnam and has agreed to provide funding for our Phase II clinical trial of this vaccine candidate in Vietnam. In May 2006, we entered into a license and co-development agreement with Sanofi Pasteur, the vaccines business of Sanofi-Aventis, under which we granted Sanofi Pasteur an exclusive, worldwide license under our proprietary technology to develop and commercialize a meningitis B vaccine candidate.

Our strategy

Our goal is to become a worldwide leader in developing, manufacturing and commercializing immunobiotics that target diseases with significant unmet or underserved medical needs. Key elements of our strategy to achieve this goal are:

Maximize the commercial potential of BioThrax. We are focused on increasing sales of BioThrax to U.S. government customers, expanding the market for BioThrax to other customers and pursuing label expansions and improvements for BioThrax. The potential label expansions and improvements for BioThrax include an extension of shelf life, reductions in the number of required doses, addition of another method of administration and use as a post-exposure prophylaxis for anthrax infection in combination with antibiotic therapy.

Continue to develop a balanced portfolio of immunobiotic products. We seek to maintain a balanced product portfolio that includes both biodefense and commercial immunobiotic product candidates and both vaccines and therapeutics to diversify product development and commercialization risk. We use multiple technologies in our development programs, which we believe significantly reduces our risk in these activities. We expect that biodefense product candidates may generate revenues from product sales sooner than commercial product candidates because of Project BioShield, which allows the U.S. government to purchase biodefense products for the strategic national stockpile before they are approved by the FDA.

Focus on core capabilities in product development and manufacturing. We focus our efforts on immunobiotic product development and manufacturing, which we believe are our core capabilities. This approach enables us to avoid the expense and time entailed in early stage research activities and, we believe, reduces product development and commercialization risk. We seek to obtain marketed products and development stage product candidates through acquisitions and licensing arrangements with third parties. We believe that we have secured, and will be able to continue to secure, rights to a diverse product pipeline that targets diseases with significant unmet or underserved medical needs. We also believe that this approach may enable us to accelerate product development timelines through our preclinical and clinical development and regulatory expertise and manufacturing capabilities.

Build large scale manufacturing infrastructure. To augment our existing manufacturing capabilities, we are constructing a new 50,000 square foot manufacturing facility on our Lansing, Michigan campus. We also own two buildings in Frederick, Maryland that we plan to build out as future manufacturing facilities. We are constructing our new facility in Lansing as a large scale commercial manufacturing plant that we can use to produce multiple vaccine products, subject to complying with appropriate change-over procedures. We anticipate that we will initiate large scale manufacturing of BioThrax at our new Lansing facility in 2008. We are constructing this facility to accommodate production of up to 40 million doses of BioThrax per year on a single production line, which we could expand for production of up to 80 million doses per year through the addition of a second production line. In comparison, our current facility has a maximum production capacity of approximately nine million doses of BioThrax per year.

Selectively establish collaborations. For each of our product candidates, we plan to evaluate the merits of retaining commercialization rights for ourselves or entering into collaboration arrangements with leading pharmaceutical or biotechnology companies or non-governmental organizations. We expect that we will selectively pursue collaboration arrangements in situations in which the collaborator has particular expertise or resources for the development or commercialization of our products and product candidates or to access particular markets. We recently entered into a collaboration with Sanofi Pasteur for our meningitis B vaccine candidate as we believe that the value of this vaccine candidate may be maximized if it is sold in combination with other vaccines offered by Sanofi Pasteur. We are currently collaborating with HPA for the development of both a new botulinum toxoid vaccine, which we plan to use to develop our botulinum immune globulin candidate, and our recombinant bivalent botulinum vaccine candidate, which has given us access to HPA’s technology and manufacturing capabilities.

Seek governmental and other third party grants and support. The biodefense immunobiotic product candidates that we are developing are of significant interest to the U.S. and potentially other governments. The CDC currently is independently conducting a clinical trial to evaluate the administration of BioThrax in a regimen of fewer doses. In addition, the NIH has completed an independent animal efficacy study of BioThrax in combination with antibiotics as a post-exposure prophylaxis for anthrax infection. We believe that some of our commercial immunobiotic product candidates that may benefit people in the developing world are of interest to charitable and philanthropic organizations. The Wellcome Trust provided funding for our Phase I clinical trial of our typhoid vaccine candidate in Vietnam and has agreed to provide funding for our Phase II clinical trial of this vaccine candidate in Vietnam. We plan to encourage government entities and non-government and philanthropic organizations to continue to conduct studies of, and pursue other development efforts and provide development funding for, BioThrax and our product candidates.

Market opportunity

We focus on the biodefense and commercial markets for immunobiotics.

The biodefense market

The biodefense market for immunobiotics has grown dramatically as a result of the increased awareness of the threat of global terror activity in the wake of the September 11, 2001 terrorist attacks and the October 2001 anthrax letter attacks. The letter attacks involved the delivery of mail contaminated with anthrax spores to government officials and members of the media in the United States. As a result of the letter attacks, 22 people became infected with anthrax, including 11 with inhalational anthrax, and five people died.

The U.S. government is the principal source of worldwide biodefense spending. Most U.S. government spending on biodefense programs results from procurement of countermeasures by HHS, the CDC and the DoD and development funding from NIAID and the DoD. The U.S. government is now the largest source of funding for academic institutions and biotechnology companies conducting biodefense basic research or developing novel vaccines and other immunobiotic therapeutics.

Department of Health and Human Services. In 2004, the Project BioShield Act became law. This statute provides $5.6 billion in appropriations over ten years and authorizes the procurement of countermeasures for biological, chemical, radiological and nuclear attacks. Pursuant to Project BioShield, HHS has begun to procure vaccines and other products for a strategic national stockpile. The strategic national stockpile is a national repository of medical assets and countermeasures designed to provide state and local public health agencies with medical supplies needed to treat those affected by terrorist attacks, natural disasters, industrial accidents and other public health emergencies, such as a flu epidemic. Materials from the strategic national stockpile were deployed following both the September 11, 2001 terrorist attacks and the October 2001 anthrax letter attacks. We expect that HHS will procure supplies of vaccines for the strategic national stockpile on an ongoing basis and replenish the stockpile as the existing inventories reach the end of their shelf lives.

Pursuant to Project BioShield, the CDC has categorized bioterrorism agents into three categories from A to C based on the perceived risk of the agent to national security. The highest risk category is category A. The six agents that the CDC has classified as category A are anthrax, botulism, plague, smallpox, tularemia and viral hemorrhagic fevers. The Secretary of HHS has directed most of the BioShield procurement efforts and funding to date to category A agents. Under Project BioShield, the Secretary of HHS can contract to purchase countermeasures for the strategic national stockpile prior to FDA approval of the countermeasure in specified circumstances. To be eligible for purchase under these provisions, the Secretary of HHS must determine that there is sufficient and satisfactory clinical results or research data, including data, if available, from preclinical and clinical trials, to support a reasonable conclusion that the countermeasure will qualify for approval or licensing within eight years, even though the product has not completed clinical trials and has not yet been approved by the FDA. Project BioShield also allows the Secretary of HHS to authorize the emergency use of medical products that have not yet been approved by the FDA.

Members of Congress have proposed and may in the future propose legislation that expands the funding and coverage of Project BioShield. We believe that continued assessments of the threat that bioterrorism poses to the public health are likely to advance these legislative initiatives.

Centers for Disease Control. The U.S. Congress provides annual funding to the CDC for the procurement of medical assets and countermeasures for the strategic national stockpile. This appropriation funding supplements amounts available under Project BioShield for procurement of countermeasures. Congress provided funding to CDC of $525 million in fiscal year 2006 and $467 million in fiscal year 2005 for this purpose.

Department of Defense. The DoD procures biodefense immunobiotics that it administers primarily through the Military Vaccine Agency, or MilVax. MilVax administers various vaccination programs for military personnel, including vaccines for common infectious diseases, such as influenza, and vaccines to protect against specific bioterrorism threats, such as anthrax and smallpox. The DoD has included anthrax at the top of its biological threat list. The level of spending by the DoD for MilVax is a function of the size of the U.S. military and the approach of the DoD with respect to vaccine stockpile and use, particularly whether the DoD mandates that members of the military participate in vaccination programs. Absent a Presidential waiver or the informed consent of the recipient, the DoD is required to use FDA approved products, if available, and not investigational products under development, in MilVax vaccination programs. The DoD provides development funding for biodefense vaccines through its Joint Vaccine Acquisition Program.

National Institute of Allergy and Infectious Diseases. Beginning with fiscal year 2003, the U.S. Congress added approximately $1.5 billion per year to the biodefense research funding budget for NIAID. In fiscal year 2004, NIAID awarded more than 700 research project grants for biodefense research. In fiscal year 2004, biodefense funding by NIAID totaled $1.6 billion, which was more than one-third of NIAID’s total budget.

There are also a number of potential additional customers for biodefense immunobiotics. These include:

•	the U.S. Postal Service;

•	foreign governments;

•	state and local governments, which we expect will be interested in these products to protect first responders, such as police, fire and emergency medical personnel;

•	multinational companies and non-governmental organizations; and

•	hospitals.

Although there have been minimal sales to these customers to date, we believe that they may comprise an important component of the overall biodefense market in the future.

The commercial market

Vaccines have long been recognized as a safe and cost-effective method for preventing infection caused by various bacteria and viruses. Because of an increased emphasis on preventative medicine in industrialized countries, vaccines are now well recognized as an important part of public health management strategies. According to Frost & Sullivan, a market research organization, from 2002 to 2005, annual worldwide vaccine sales increased from $6.7 billion to $9.9 billion, a compound annual growth rate of approximately 14%. Frost & Sullivan estimates that the worldwide sales of vaccines will grow at a compound annual rate of approximately 10.5% from 2005 through 2012. As of 2005, Frost & Sullivan estimates that approximately two-thirds of global vaccine sales were attributable to pediatric vaccines. In addition, vaccines sold in developed markets represented approximately 80% of worldwide vaccine revenues. New vaccine technologies and a greater understanding of how disease-causing organisms, or pathogens, cause disease are leading to the introduction of new vaccine products. Moreover, while existing marketed vaccines generally are designed to prevent infections, new vaccine technologies have also led to a focus on the development of vaccines for therapeutic purposes. Potential therapeutic vaccines extend beyond infectious diseases to cancer, autoimmune diseases and allergies.

Most non-pediatric commercial vaccines are purchased and paid for, or reimbursed by, managed care organizations, other private health plans or public insurers or paid for directly by patients. With respect to some diseases affecting the public health generally, particularly in developing countries, public health authorities or nongovernmental, charitable or philanthropic organizations fund the cost of vaccines. According to Frost & Sullivan, public purchases of vaccines, including for immunization programs and government stockpiles, account for approximately 90% of the total volume of worldwide vaccine sales. Although accounting for only 10% of the total volume of worldwide vaccine sales, private market purchases of vaccines accounted for approximately 60% of total worldwide vaccine sales revenues in 2005.

Scientific background

The immune system

The immune system provides protection against pathogens, such as bacteria and viruses, through immune responses that are generated by a type of white blood cells known as lymphocytes. Immune responses that depend on lymphocyte recognition of components of pathogens, called antigens, have two important characteristics. First, these immune responses are specific, which means that lymphocytes recognize particular antigens on pathogens. Second, these immune responses induce memory so that when the antigen is encountered again, the immune response is enhanced. Generally, there are two types of specific immunity: humoral immunity and cell mediated immunity. Humoral immunity is provided by proteins, known as antibodies or immune globulins, that are produced by lymphocytes. Antibodies are effective in dealing with pathogens before the pathogens enter cells. Cell mediated immunity is provided by lymphocytes that generally deal with threats from cells that are already infected with pathogens by directly killing infected cells or interacting with other immune cells to initiate the production of antibodies or activate cells that kill and eliminate infected cells.

Vaccines

A vaccine is normally given to a healthy person as a prophylaxis in order to generate immune responses that will protect against future infection and disease caused by pathogens. Following vaccination, the immune system’s memory of antigens presented by a vaccine allows for an immune response to be generated to a pathogen to provide protection against disease. Therapeutic vaccines also are being developed to strengthen or modify the immune response in patients already infected with bacterial and viral pathogens to clear the pathogens from their bodies. Without treatment, these patients can be subject to recurring bouts of the disease.

There are three basic types of vaccines: live attenuated vaccines, inactivated whole cell vaccines and subunit vaccines. Live attenuated vaccines are made from weakened, or attenuated, viruses or bacteria that are designed to mimic some of the early stages of infection without causing disease. Inactivated whole cell vaccines are made by growing the infectious organism in culture media or mammalian cells and then inactivating the organisms. Subunit vaccines are derived from individual antigens that can be purified and used as vaccines. Culture filtrate vaccines are a type of subunit vaccine. These vaccines are based on components that are secreted by pathogens grown in a culture media and then purified by filtration of the culture media.

Live attenuated vaccines can produce stronger, longer lasting immunity than inactivated whole cell vaccines and often are effective after only a single dose. However, live attenuated vaccines are subject to safety concerns related to the risk that they may revert to the virulent form or cause disease in patients with weakened immune systems. Inactivated whole cell vaccines have been successfully developed for some pathogens, but large quantities of the infectious organism have to be grown to make the vaccine. This poses a safety risk for people involved in the manufacturing process and requires high levels of containment. Subunit vaccines generally produce fewer side effects than vaccines that use the whole organism, but often are not as immunogenic as inactivated whole cell or live attenuated vaccines. Adjuvants, which augment or enhance the immune responses to vaccine antigens, are often used in combination with weaker antigens, such as subunit vaccines.

Scientists have applied recombinant technology, which allows for the manipulation of the genetic material of pathogens, in the development of new live attenuated and subunit vaccines. For live attenuated vaccines, genes involved in virulence can be completely deleted from a pathogen so that the organism can no longer cause disease or revert to the virulent form. For subunit vaccines, the gene coding for the antigen can be isolated and moved into a harmless organism where it can be expressed at high levels and purified. In addition, scientists have used recombinant technology to develop vector systems to deliver multiple vaccine antigens from different disease-causing organisms in a single live attenuated vaccine by inserting genes coding for these antigens into the genetic material of the vector. Currently, the only recombinant vaccines approved by the FDA are those for the prevention of hepatitis B infection, including both stand-alone vaccines and combination vaccines that include the recombinant hepatitis B component. The only recombinant vaccines currently licensed by the European Medicines Agency for marketing in the European Union member states are several vaccines that contain recombinant hepatitis B and one vaccine that includes a recombinant cholera toxin B subunit. We believe that the primary application for recombinant technology in the vaccine field will be for the development of vaccines in situations in which other vaccine technologies have not been successful or in which recombinant technology permits vaccine production with a lower level of safety containment.

Immune globulins

Immune globulins are normally made by collecting plasma from individuals who have contracted or been vaccinated for a particular disease and whose plasma contains protective antibodies, known as IgG, generated by a humoral immune response to pathogen exposure or vaccination. These antibodies are isolated by fractionation of the plasma, purified and then administered intravenously to patients, providing an immediate protective effect. Because it normally takes several weeks to generate antibodies after vaccination, immune globulins are used in situations in which it is not possible to wait for active immunization to generate the protective immune response.

Products

The following table summarizes key information about our marketed product, BioThrax, and our biodefense and commercial immunobiotic product candidates. We utilize a wide array of technologies to develop and manufacture our marketed product and product candidates, including conventional and recombinant technologies. For each development program, we select and apply the technology that we believe is best suited to address the particular disease based on our evaluation of factors such as safety, efficacy, manufacturing requirements, regulatory pathway and cost. We currently hold all commercial rights to BioThrax and all of our immunobiotic product candidates, other than our recombinant bivalent botulinum vaccine, for which HPA has the non-exclusive right to make, use and sell to meet public health requirements in the United Kingdom, and our meningitis B vaccine candidate that we are developing in collaboration with Sanofi Pasteur.

	Therapeutic/	Stage of		Collaboration/external
Immunobiotic	prophylactic	development	Status	relationship

Biodefense

Anthrax

BioThrax (anthrax vaccine adsorbed)	Prophylactic	FDA approved	Commercially marketed six dose regimen

	Prophylactic	Post-approval label expansion	BLA supplement submitted for five dose regimen and intramuscular injection; CDC clinical trial ongoing	CDC — independent clinical trial

	Prophylactic	Post-approval label expansion	Single dose syringe development program initiated

BioThrax (anthrax vaccine absorbed)*	Post-exposure prophylactic	Post-approval label expansion	Plan to file IND in 2006; two proof-of-concept animal studies completed

Anthrax immune globulin*	Therapeutic	Preclinical	Plasma donor stimulation program ongoing; animal efficacy studies planned; plan to file IND in late 2006 or early 2007

Botulinum

Recombinant bivalent botulinum vaccine*	Prophylactic	Preclinical	Proof-of-concept animal study completed	HPA — collaboration

Botulinum immune globulin*	Therapeutic	Preclinical	Proof-of-concept animal studies planned	HPA — collaboration for development of a new botulinum toxoid vaccine

*	We currently intend to rely on the FDA animal rule in seeking marketing approval for these product candidates. Under the animal rule, if human efficacy trials are not ethical or feasible, the FDA can approve drugs or biologics used to treat or prevent serious or life threatening conditions caused by exposure to lethal or permanently disabling toxic chemical, biological, radiological or nuclear substances based on human clinical data demonstrating safety and immunogenicity and evidence of efficacy from appropriate non-clinical animal studies and any additional supporting data. For more information about the FDA animal rule, see “— Government regulation — Clinical trials.”

	Therapeutic/	Stage of		Collaboration/external
Immunobiotic	prophylactic	development	Status	relationship

Commercial

Typhoid vaccine	Prophylactic	Phase II	Phase I clinical trial in Vietnam completed; plan to initiate Phase II clinical trial in Vietnam in the fourth quarter of 2006	Wellcome Trust — funding for Phase I and Phase II clinical trials in Vietnam

Hepatitis B therapeutic vaccine	Therapeutic	Phase II	Phase I clinical trial in the United Kingdom completed; clinical trial application approved in the United Kingdom for a Phase II clinical trial

Group B streptococcus vaccine	Prophylactic	Phase I	One Phase I clinical trial in the United Kingdom completed; two additional Phase I clinical trials planned

Chlamydia vaccine	Prophylactic	Preclinical	Proof-of-concept animal study completed

Meningitis B vaccine	Prophylactic	Preclinical	Antigen identification completed	Sanofi Pasteur — collaboration

Biodefense business

In our biodefense business, we are developing and commercializing immunobiotics for use against biological agents that are potential weapons of bioterrorism. Our marketed product, BioThrax, is the only vaccine approved by the FDA for the prevention of anthrax infection. In addition to BioThrax, our biodefense product portfolio includes three product candidates in preclinical development. We are developing all of our biodefense product candidates to address category A biological agents, which are the class of biological agents that the CDC has identified as the greatest possible threat to public health.

BioThrax (anthrax vaccine adsorbed)

Anthrax overview. Anthrax is a potentially fatal disease caused by the spore forming bacterium Bacillus anthracis. Anthrax bacteria are naturally occurring and spores are found in soil throughout the world. Anthrax spores can withstand extreme heat, cold and drought for long periods without nutrients or air. Anthrax infections occur if the spores enter the body through a cut, abrasion or open sore, referred to as cutaneous anthrax, or by ingestion or inhalation of the spores. Once inside the body, anthrax spores germinate into bacteria that then multiply. Anthrax bacteria secrete three toxin proteins, protective antigen, lethal factor and edema factor, which are individually non-toxic but can become highly toxic if allowed to interact on the surface of human or animal cells.

Cutaneous anthrax, although rare in the United States, is the most common type of naturally acquired anthrax. Cutaneous anthrax is typically acquired through contact with contaminated animals and animal products. The fatality rate for untreated cases of cutaneous anthrax is estimated to be approximately 20%.

Inhalational anthrax is the most lethal form of anthrax. We believe that aerosolized anthrax spores are the most likely method to be used in a potential anthrax bioterrorism attack. Inhalational anthrax has been reported to occur from one to 43 days after exposure to aerosolized spores. Initial symptoms of inhalational anthrax are non-specific and may include sore throat, mild fever, cough, achiness or weakness, lasting up to a few days. After a brief period of improvement, the release of anthrax toxins may cause an abrupt deterioration of the infected person, with the sudden onset of symptoms, including fever, respiratory failure as the lungs fill with fluids and shock. Hemorrhagic meningitis is common. Death often occurs within 24 hours of the onset of advanced respiratory complications. The fatality rate for inhalational anthrax is estimated to be between 45% and 90%, depending on whether aggressive, early treatment is provided.

To date, the principal customer for anthrax vaccines has been the U.S. government. Because of concerns regarding the use of anthrax spores as a biological weapon during the first Persian Gulf War, the DoD began administering BioThrax to military personnel in 1990. Since 1998, we have been a party to two supply agreements for BioThrax with the DoD. Pursuant to these contracts, we supplied over eight million doses of BioThrax through July 2006 to the DoD for immunization of military personnel. Since March 1998, the DoD has vaccinated more than 1.5 million military personnel with more than 5.5 million doses of BioThrax. The DoD currently administers BioThrax under its MilVax program on a voluntary basis.

In May 2005, we entered into an agreement to supply five million doses of BioThrax to HHS for placement into the strategic national stockpile for a fixed price of $123 million. We completed delivery of all five million doses by February 2006, seven months earlier than required. In May 2006, we entered into a contract modification with HHS for the delivery of an additional five million doses of BioThrax to HHS by May 2007 for a fixed price of $120 million.

Following the October 2001 anthrax letter attacks, HHS provided BioThrax under an investigational new drug application, or IND, protocol for administration on a voluntary basis to Capitol Hill employees and others who may have been exposed to anthrax. In addition, we have supplied small amounts of BioThrax directly to several foreign governments. It is our understanding that the DoD has sold BioThrax to the governments of a number of other foreign countries for the protection of military personnel. We believe that state and local governments and several foreign governments are significant potential customers for BioThrax. Our total revenues from BioThrax sales were $55.5 million in 2003, $81.0 million in 2004 and $127.3 million in 2005.

Current treatments. The only FDA approved product for pre-exposure prophylaxis of anthrax infection is BioThrax. The only FDA approved products for post-exposure prophylaxis of anthrax infection are antibiotics, which are typically administered over a 60-day period. Antibiotics prevent anthrax disease by killing the anthrax bacteria before the bacteria can release anthrax toxins into the body. However, antibiotics are not effective against anthrax toxins after the toxins have been released into the body and do not kill anthrax spores that may remain in the body for extended periods after exposure. Anthrax spores that remain in the body can potentially lead to infection following the end of antibiotic treatment. Infection also may occur if patients do not adhere to the prolonged course of antibiotic treatment or are not able to remain on antibiotics for extended periods of time. Because of these limitations, the CDC recommends administering BioThrax in combination with antibiotics under an IND with informed consent of the patient as a post-exposure prophylaxis for anthrax infection as an emergency public health intervention. While BioThrax is not currently approved by the FDA for post-exposure prophylaxis, as discussed below, we are actively pursuing a label expansion for this indication.

Description and benefits of BioThrax. BioThrax is the only FDA approved vaccine for the prevention of anthrax infection. It is approved by the FDA as a pre-exposure prophylaxis for use in adults who are at high risk of exposure to anthrax spores. BioThrax is manufactured from a culture filtrate, made from a non-virulent strain of Bacillus anthracis, and contains no dead or live bacteria. BioThrax is administered by subcutaneous injection in three initial doses followed by three additional doses, with an annual booster dose recommended thereafter. The initial three doses are given two weeks apart followed by three additional doses given at six, 12 and 18 months following first vaccination. BioThrax includes aluminum hydroxide, or alum, as an adjuvant.

The NIH originally approved the manufacture and sale of BioThrax by the Michigan Department of Public Health in 1970. In 1972, responsibility for approving biological products transferred from the NIH to the FDA. Following that transfer of responsibility, the FDA established procedures for reviewing the safety and efficacy of biological products, including BioThrax, that had been previously approved by the NIH. The FDA set out to categorize the products according to evidence of safety and effectiveness and determine if the products should remain approved and on the market. In December 1985, the FDA issued a proposed rule containing a finding that BioThrax was safe and effective. However, the FDA did not finalize that proposed rule pursuant to applicable notice and comment requirements. In December 2005, based on a review of data from the study used to support the original marketing approval of BioThrax and other studies of the use of BioThrax in humans, including studies by the CDC and the DoD, the FDA issued a final order regarding BioThrax. In the final order, the FDA affirmed the approval of BioThrax and found, among other things, that:

•	BioThrax is safe and effective;

•	the study used to support the original marketing approval of BioThrax constituted a well controlled human efficacy study in which BioThrax was 92.5% effective in preventing inhalational and cutaneous anthrax;

•	as reported by the National Academy of Science’s Institute of Medicine, studies in humans and animal models support the conclusion that BioThrax is effective against anthrax strains that are dependent upon the anthrax toxin as a mechanism of virulence by all routes of exposure, including inhalation;

•	periodic evaluations of reports in the vaccine adverse event reporting system database maintained by the CDC and the FDA confirm that BioThrax continues to be safe for its intended use; and

•	as reported by an independent advisory panel to the FDA, CDC data suggest that BioThrax is fairly well tolerated with severe local reactions and systemic reactions being relatively rare.

In a study published in 2002, the Institute of Medicine, which is a component of The National Academy of Sciences and provides independent, unbiased, evidence-based advice on matters pertaining to public health, found that BioThrax is an effective vaccine for protection against anthrax, including inhalational anthrax, caused by any known or plausible engineered strains and that no convincing evidence exists that people face an increased risk of experiencing short-term life-threatening or permanently disabling adverse effects from BioThrax or developing any adverse effects from long-term use of BioThrax.

BioThrax development activities. In its 2002 study, the Institute of Medicine recommended characteristics for the development of a new anthrax vaccine. Based on these recommendations, we are actively pursuing label expansions and improvements for BioThrax, including the following:

•	Extend shelf life. In 2005, the FDA approved an extension of BioThrax shelf life from two to three years, which will allow BioThrax to be stockpiled for a longer period of time. We are conducting ongoing stability testing of BioThrax, and, depending on the outcome of these tests, we may apply for a further extension of BioThrax shelf life to five years in 2007.

•	Reduce doses for pre-exposure prophylaxis. Based on an interim analysis of data from an ongoing clinical trial of BioThrax being conducted by the CDC, we have applied to the FDA to reduce the number of required doses of BioThrax for pre-exposure prophylaxis from six to five, with an annual booster dose thereafter. In April 2006, the FDA issued a complete response letter to our application, requesting clarification and requiring additional analysis of the data that we submitted. We are in the process of responding to this letter and amending our application.

•	Add second route of administration. We have applied to the FDA to add a second route of administration of BioThrax to include intramuscular injection in addition to subcutaneous injection. We believe that intramuscular injection will result in fewer injection site reactions than subcutaneous injection.

•	Single dose syringe. We believe that products that are administered in a single dose syringe are of significant interest to HHS for inclusion in the strategic national stockpile. As a result, we have initiated a development program to make BioThrax available in single dose syringes.

Post-exposure prophylaxis. We also plan to seek approval of BioThrax in combination with antibiotic therapy as a post-exposure prophylaxis for anthrax infection. We expect that we will use three doses of BioThrax given two weeks apart for this indication. In 2005, the NIH completed a proof-of-concept study of BioThrax in which rabbits infected with anthrax were treated with the antibiotic levofloxacin or with levofloxacin in combination with two doses of BioThrax in one of three dose amounts. One of the dose amounts tested was a dilution of BioThrax designed to elicit an immune response that is proportional to the effect of an undiluted dose in humans. This is referred to as a humanized dose. Only 44% of the rabbits treated with antibiotics alone survived, while 100% of the rabbits treated with either humanized doses or undiluted human doses of BioThrax in combination with levofloxacin survived. In the trial, there were statistically significant increases in survival rates for rabbits treated with all dose amounts of BioThrax in combination with the antibiotic compared to rabbits treated with levofloxacin alone. These results were consistent with an earlier animal test conducted by the U.S. Army Medical Research Institute of Infectious Diseases, or USAMRIID, involving undiluted human doses of BioThrax in combination with an antibiotic administered to nonhuman primates infected with anthrax.

To advance the development of BioThrax for this additional indication, we plan to conduct three animal efficacy studies in accordance with the FDA animal rule. We plan to evaluate the effect of a humanized dose of BioThrax in combination with an antibiotic compared to the antibiotic alone in rabbits and nonhuman primates exposed by inhalation to anthrax spores. We plan to file an IND with the FDA in 2006 to initiate a human clinical trial of BioThrax for this indication using three doses of BioThrax given two weeks apart. The purpose of this trial will be to obtain additional immunogenicity data regarding BioThrax using the planned three dose regimen. We expect to conduct this clinical trial concurrently with our planned animal efficacy studies. Under the FDA animal rule, we believe that, if the results are favorable, the rabbit and nonhuman primate animal efficacy studies together with our planned human immungenicity clinical trial would be sufficient to support the filing with the FDA of a BLA supplement for marketing approval of BioThrax for this indication in the second half of 2007.

Next generation anthrax vaccine. We are evaluating several potential product candidates in connection with development of a next generation anthrax vaccine, featuring attributes such as self-administration and a longer shelf life. In June 2006, NIAID issued a request for proposals for the advanced development and testing of next generation anthrax vaccine candidates that have properties desirable for a biodefense vaccine to be stored in the strategic national stockpile, including the following:

•	shelf life of three years or longer at room temperature;

•	the ability to generate protective immune response in one or two doses; and

•	the ability to be safely self administered or rapidly inoculated into large numbers of people.

The NIAID request stated that anthrax vaccine candidates should maintain a superior safety profile to BioThrax, contain a protective antigen that has been shown to be efficacious against anthrax spore challenge in animal models and have progressed through a proof-of-concept efficacy study in a relevant spore challenged animal model. The NIAID notice is not a request for proposals. NIAID is not obligated to make any award, and may decide not to make any award, for development funding pursuant to this request for proposals or otherwise.

Anthrax immune globulin

We are developing an anthrax immune globulin as a single dose intravenous therapeutic for treatment of patients with manifest symptoms of anthrax disease resulting from the release of anthrax toxins into the body. If successfully developed, we expect our anthrax immune globulin therapeutic to be prescribed for administration in these circumstances either as a monotherapy or in conjunction with an antibiotic.

There are no approved products for the effective treatment of anthrax disease after anthrax toxins have been released into the body. Cangene, in collaboration with the CDC, is currently developing an anthrax immune globulin for use in these circumstances based on plasma collected from military personnel who have been vaccinated with BioThrax. Pursuant to the first in a series of three anticipated requests for proposals, HHS awarded a contract to Cangene in 2005 to supply anthrax immune globulin for use in preliminary efficacy testing. In July 2006, HHS exercised an option under a modification to this contract for Cangene to supply 10,000 doses of anthrax immune globulin for the strategic national stockpile. This contract modification has a total value of approximately $143 million. Cangene has announced that it expects to deliver these doses of anthrax immune globulin to the strategic national stockpile beginning in late 2007 through the end of 2009. HHS also awarded a contract to Human Genome Sciences in 2005 to supply a monoclonal antibody to Bacillus anthracis for evaluation of efficacy as a post-exposure therapeutic for anthrax infection. In June 2006, HHS awarded a development and supply agreement with a value of $165 million to Human Genome Sciences for this monoclonal antibody, referred to as ABthrax. The contract provides for the supply of 20,000 treatment courses of ABthrax for the strategic national stockpile. Human Genome Sciences has announced that it expects to deliver ABthrax to the strategic national stockpile in 2008. The FDA has granted ABthrax an orphan drug designation for the treatment of inhalational anthrax.

Our plan is to develop our anthrax immune globulin therapeutic using antibodies that are produced by healthy donors immunized with BioThrax. We recently completed a plasma donor stimulation program in which we collected plasma from our employees and military personnel who had been vaccinated with BioThrax. We are currently designing a civilian donor stimulation program. We have collected a sufficient amount of plasma to initiate manufacturing of the anthrax immune globulin under current good manufacturing practice, or cGMP, requirements in a validated and approved process. The manufacturing process entails fractionating the plasma and purifying the immune globulin. We have engaged Talecris Biotherapeutics, Inc. to perform the plasma fractionation and purification processes and contract filling for our anthrax immune globulin candidate at its FDA approved facilities. We expect that the anthrax immune globulin that we manufacture will be acceptable under the FDA’s rules for use in both preclinical studies and human clinical trials.

We plan to rely on the FDA animal rule in connection with the development of our anthrax immune globulin candidate. Specifically, we plan to conduct efficacy studies of this product candidate in infected rabbits and then infected nonhuman primates. Concurrently, we plan to file an IND for a Phase I clinical trial to evaluate the safety and pharmacokinetics of our anthrax immune globulin candidate in healthy volunteers. We currently anticipate filing such an IND in late 2006 or early 2007. We believe that favorable data from these animal efficacy studies and the safety and pharmacokinetic clinical trial would be sufficient to support an application to the FDA for marketing approval. We have applied to NIH for a grant to fund preclinical development and the production of clinical trial material. We believe that our anthrax immune globulin would be eligible to be procured by HHS under Project BioShield for inclusion in the strategic national stockpile after we file an IND and prior to receiving marketing approval.

Recombinant bivalent botulinum vaccine

Disease overview. Botulism is a frequently fatal disease caused by botulinum toxins produced by the bacterium Clostridium botulinum. Clostridium botulinum is widely distributed in soil and aquatic environments throughout the world. Botulinum bacteria produce seven distinct serotypes, each of which elicits a distinct antibody response. Naturally occurring outbreaks of botulism in humans have been reported from exposure to four of the seven serotypes: A, B, E and F. Botulism normally occurs when an individual consumes contaminated food containing botulinum toxin. Once consumed, the toxin rapidly attacks nerve cells, resulting in paralysis of peripheral muscles, including the muscles involved in respiration. Botulism can also be contracted if botulinum bacteria contaminate wounds or colonize in the intestine of infants, which is referred to as infant botulism.

Botulinum toxins are among the most potent and dangerous of potential biological weapons. Exposure to very small quantities of botulinum toxin can cause the rapid onset of life threatening paralytic disease syndrome. It has been estimated that a single gram of toxin evenly dispersed and inhaled could kill more than one million people.

Market opportunity and current treatment. Because botulinum toxin is stable when purified and extremely potent when administered in very small quantities, it has the potential to be used directly as a biological weapon, either through deliberate contamination of food or drinking water or as an aerosol. As with anthrax vaccines, we believe that the U.S. government will be the principal customer for a botulinum vaccine, particularly in the near term. We believe that state and local governments, which we expect will be interested in a botulinum vaccine to protect first responders to a bioterrorism attack, and several foreign governments are significant potential customers for a botulinum vaccine.

The Michigan Department of Public Health first developed a pentavalent botulinum toxoid vaccine in the late 1960s and began manufacturing the pentavalent vaccine for use under an IND in 1969. This vaccine is called pentavalent because it addresses five serotypes of botulinum neurotoxin. Since 1989, the CDC and the DoD have distributed the pentavalent botulinum toxoid vaccine under this IND for vaccination of at risk laboratory workers and military personnel as an adjunct to other measures of protection. The pentavalent botulinum toxoid vaccine exhibited an acceptable safety profile in connection with the immunization of over 5,000 individuals with more than 21,000 doses of the vaccine. Approximately 90% of injections were followed by no, or mild, local reactions. Only 0.3% of injections were followed by severe local reactions. A total of 5.1% of injections were followed by reported systemic reactions. In connection with our acquisition of assets from the Michigan Biologic Products Institute in 1998, we acquired rights to the pentavalent vaccine, know-how relating to the development of the pentavalent vaccine and rights to a master botulinum cell bank, which provides starting materials for the pentavalent vaccine.

After more than 15 years of use, the supplies of pentavalent botulinum toxoid vaccine are dwindling and in need of replacement. In August 2003, HHS issued a pre-solicitation notice for the acquisition of up to ten million doses of a recombinant trivalent botulinum vaccine, which would address botulinum serotypes A, B and E. HHS was seeking a trivalent vaccine because botulinum serotype F is more difficult to produce under cGMP conditions and does not appear to represent the same level of threat as other serotypes of botulinum neurotoxin. We also believe that botulinum serotype E does not represent the same level of threat as serotypes A and B. Botulinum serotypes A and B are responsible for approximately 85% of all cases of botulism.

In November 1997, the DoD, through its Joint Vaccine Acquisition Program, awarded a contract for $322 million to DynPort Vaccine Company for the development of various biodefense vaccines. In April 2005, the DoD provided additional funding to DynPort for the continued development of a recombinant bivalent botulinum vaccine for protection against botulinum serotypes A and B.

Description and development status. We are developing a recombinant protein subunit bivalent botulinum vaccine for protection against botulinum serotypes A and B in collaboration with HPA. We hold an exclusive license from HPA to the recombinant technology that we are using in the development of our vaccine candidate. HPA is also providing us with process development and toxicology expertise, access to its facilities and specialized manufacturing capabilities. We are designing our vaccine candidate to be administered by intramuscular injection with an alum adjuvant in a three dose regimen. Our recombinant vaccine candidate is based on a fragment of the botulinum toxin that we have selected as an antigen because we believe it to be non-toxic and immunogenic. We are producing this recombinant antigen in an E. coli expression system. We believe that our technology will allow us to develop a stable product with possible cross-protection against a range of toxin subtypes and ease of formulation into a multivalent vaccine.

We have completed initial proof-of-concept studies of this vaccine candidate in mice for botulinum serotypes A and B. In these studies, the vaccine elicited antibodies and provided protection against challenge with the botulinum toxin. We plan to initiate additional proof-of-concept animal studies in mice for botulinum serotype E and then to evaluate the toxicity of the vaccine in other animal studies so that we will be in a position, if we determine to do so, to develop a recombinant trivalent botulinum vaccine instead of a recombinant bivalent botulinum vaccine.

We have established a small scale production process for botulinum serotypes A and B. We anticipate that we will be able to manufacture our recombinant vaccine in a cGMP facility that will not require the high level of containment that is required for the production of conventional, non-recombinant toxoid vaccines that involve cultivation of the disease-causing organism. We plan to rely on the FDA animal rule in connection with the development of our recombinant bivalent botulinum vaccine candidate.

Botulinum immune globulin

We are developing our botulinum immune globulin candidate in collaboration with HPA as an intravenous therapeutic for treatment of symptomatic botulinum exposure. Because of the rapid onset of symptoms following infection with botulinum toxin, prophylactic vaccines, which take several weeks to create an effective protective immune response, are not useful as post-exposure treatments for botulism. In addition, antibiotics are not effective post-exposure treatments since they work by killing the botulinum bacteria that produce the toxin, but do not act directly against the botulinum toxin.

We believe that an intravenous botulinum immune globulin has the potential to provide immediate protection from the effects of botulinum toxin. A third party’s FDA approved botulinum immune globulin was tested in a five-year, randomized, double-blind, placebo controlled trial in 122 infants with infant botulism and a subsequent six-year, open-label study in 382 infants. In the placebo controlled trial, infants treated with the botulinum immune globulin had statistically significant reductions in the average length of hospital stay, duration of intensive care, duration of mechanical ventilation, duration of tube or intravenous feeding and hospital charges. In the open-label study, the early treatment of patients with infant botulism shortened the average length of stay significantly more than later treatment.

The only current recommended therapy for exposure to botulism consists of passive immunization with an immune globulin derived from equine plasma. The components of a previously approved trivalent equine immune globulin that contained antibodies against botulinum toxin types A, B, and E have been reformulated into an approved bivalent product and an investigational monovalent product. However, the equine immune globulin is subject to important shortcomings. First, because the human body recognizes the equine immune globulin as a foreign substance, its efficacy may be limited. In addition, the antibody immune response against the equine immune globulin can lead to potential severe side effects, including anaphylactic shock, if the equine immune globulin is administered more than once. To screen for sensitivity to the equine immune globulin, patients are given small challenge doses of the equine immune globulin before receiving a full dose.

In June 2006, HHS awarded a five-year development and supply contract with a base value of $362 million to Cangene for a heptavalent botulinum immune globulin derived from equine plasma. The contract provides for the supply of 200,000 doses of a botulinum immune globulin for the strategic national stockpile. Cangene has announced that it expects to produce and deliver usable product to the strategic national stockpile from mid to late 2007. The contract also provides for optional task orders worth up to an extra $234 million, which may be awarded at the sole discretion of HHS. Cangene previously began development work on the project under a research and development contract with the CDC.

We plan to rely on the FDA animal rule in connection with the development of our botulinum immune globulin candidate. Specifically, we plan to conduct efficacy studies of this product candidate in an infected rodent population and then infected nonhuman primates. Concurrently, we expect to file an IND for a Phase I clinical trial to evaluate the safety and pharmacokinetics of the botulinum immune globulin in healthy volunteers. We believe that favorable data from these animal efficacy studies and the safety and pharmacokinetic clinical trial would be sufficient to support an application to the FDA for marketing approval.

As the first step in the development of our botulinum immune globulin candidate, we are initiating production of a bivalent botulinum toxoid vaccine using botulinum serotypes A and B derived from the starting material for the pentavalent vaccine developed by the Michigan Department of Public Health. We are designing this botulinum toxoid vaccine to be administered by injection with an alum adjuvant. We anticipate that several doses will be needed to elicit a strong immune response. We are performing development activities at existing HPA facilities, which we expect may expedite production of clinical material for the vaccine. HPA is also providing us with process development and specialized manufacturing capabilities for the vaccine.

We plan to conduct a preclinical proof-of-concept study of this vaccine candidate in mice and then file an IND to initiate a Phase I clinical trial to evaluate the safety of this vaccine in healthy volunteers. If the results of the Phase I clinical trial are favorable, we intend to initiate a donor stimulation program in which we will immunize healthy volunteers with the vaccine and collect plasma for fractionation for the manufacture of our botulinum immune globulin candidate. We expect to rely on safety and immunogenicity data from the pentavalent botulinum toxoid vaccine previously manufactured by the State of Michigan in the development of this bivalent botulinum toxoid vaccine. As a result, we anticipate that the FDA will not require us to conduct a Phase II clinical trial for the bivalent botulinum toxoid vaccine before permitting us to initiate the donor stimulation program.

Our current plan is to develop the botulinum toxoid vaccine that we are using in the development of our botulinum immune globulin candidate through Phase I clinical trials. At that point, we expect to assess our future development plans based on the U.S. government’s interest in providing funding for the further development or procurement of this toxoid vaccine, either instead of or in addition to a recombinant botulinum vaccine, as a pre-exposure prophylaxis for botulinum toxin. We believe that this type of government funding may become available as there is currently no botulinum vaccine available for the military or the strategic national stockpile. Moreover, we believe that the well-established nature of the manufacturing process for a toxoid vaccine, the availability of safety data from the pentavalent botulinum vaccine, our access to know-how from the development and manufacturing of the pentavalent botulinum vaccine by the State of Michigan and access to HPA technology would all facilitate our development of a bivalent botulinum toxoid vaccine.

Commercial business

In our commercial business, we are developing a range of commercial immunobiotic product candidates for use against infectious diseases with significant unmet or underserved medical needs.

Typhoid vaccine

Disease overview. Typhoid, also known as typhoid fever, is caused by infection with the bacterium Salmonella typhi. Typhoid is characterized by fever, headache, constipation, malaise, stomach pains, anorexia and myalgia. Severe cases of typhoid can result in confusion, delirium, intestinal perforation and death. Typhoid is transmitted by consuming contaminated food or drinks. Contamination usually results from poor hygiene and sanitation. Typhoid is often endemic in developing countries in which there is limited access to treated water supplies and sanitation.

Market opportunity and current treatment. According to the CDC, approximately 400 cases of typhoid are reported annually in the United States, of which approximately 70% are contracted abroad. An estimated 22 million cases of typhoid occur per year worldwide, resulting in approximately 200,000 deaths annually. The CDC recommends that all persons from the United States traveling to developing countries consider receiving a typhoid vaccination, with travelers to Asia, Africa and Latin America deemed to be especially at risk. U.S. military personnel deployed in these areas are also at risk of infection.

One oral typhoid vaccine and one injectable typhoid vaccine are currently approved and administered in both the United States and Europe. The approved oral typhoid vaccine is available in liquid and capsule formulations. Both formulations require three to four doses to generate a protective immune response. The capsule formulation requires a booster every five years thereafter. The liquid formulation has been reported to provide 77% of recipients in clinical trials with protection three years after vaccination. The approved injectable vaccine requires only a single dose. However, it is poorly immunogenic in children, requires a booster dose every three years thereafter and was effective in only 55% to 75% of recipients in clinical trials. Both approved vaccines have good safety profiles with relatively few adverse events reported. Antibiotics are used to treat typhoid after infection and usually lead to recovery commencing within four days. Without antibiotic therapy, the CDC estimates that the mortality rate of a typhoid infection is as high as 20%.

Description and development status. We are developing a live attenuated typhoid vaccine that contains deletions in two genes of the Salmonella typhi bacterium designed to eliminate virulence. We have designed our vaccine candidate to be administered in a single drinkable dose prior to travel to countries where typhoid is endemic. We believe that, if approved, the method of administration of our vaccine candidate would provide a competitive advantage compared to both currently approved typhoid vaccines.

We have completed preclinical studies in which we assessed the immunogenicity and toxicity of our vaccine candidate, with the following results:

•	In in vitro tests in which human cells were exposed to our vaccine candidate, the live attenuated bacteria contained in the vaccine did not multiply.

•	In pharmacology studies in mice, our vaccine candidate was immunogenic and had higher relative immunogenicity when delivered subcutaneously than the currently approved oral typhoid vaccine.

•	In safety and toxicity studies in mice, a strain of Salmonella that causes a disease similar to typhoid in mice, which contained deletions of the genes that are also deleted in our vaccine candidate, did not cause disease.

We also have completed the following clinical trials of our typhoid vaccine candidate in the United States and Europe:

•	An open-label, non-placebo controlled, pilot study conducted in the United Kingdom in nine healthy adult volunteers. The purpose of this study was to evaluate the safety and immunogenicity of our vaccine candidate. In this study, our vaccine candidate was immunogenic, eliciting both cell mediated and humoral immunogenicity, and well tolerated.

•	A double-blind, placebo controlled, single dose escalating Phase I clinical trial conducted in the United States in 60 healthy adult volunteers. The purpose of this trial was to evaluate the safety, tolerability and immunogenicity of three dose levels of our vaccine candidate. In this trial, our vaccine candidate was immunogenic and well tolerated at all dose levels.

•	An open-label, non-placebo controlled, single dose Phase I clinical trial conducted in the United States in 32 healthy adult volunteers. The purpose of this trial was to evaluate the safety and immunogenicity of two different presentations of the vaccine candidate, one using bottled water and another using tap water. We vaccinated 16 subjects with each presentation. Because one subject who received the tap water presentation of the vaccine candidate was excluded from the trial results due to a lack of post-baseline immunology data, the tap water presentation data reflected data from only 15 subjects. More than 90% of the subjects vaccinated with each presentation had a humoral antibody response to S. typhi. Because the two presentations were equally immunogenic and both were well tolerated by trial participants, we selected the tap water presentation for further development based on its relative convenience.

In these three clinical trials, our vaccine candidate demonstrated immunogenicity response levels following a single drinkable dose similar to those seen with multiple doses of the currently approved oral vaccine. As a result of these trials, we were able to establish the dose and regimen for our vaccine candidate with a formulation that we believe is appropriate for commercialization.

We recently completed a single-blind, placebo controlled Phase I clinical trial of our vaccine candidate in Vietnam in 27 healthy adult volunteers using the dose and regimen established in our Phase I clinical trials in the United States. The Wellcome Trust provided funding for the trial. The purpose of the trial was to evaluate the safety and immunogenicity of the vaccine candidate in adults living in an endemic area. In this trial, the vaccine candidate met the criterion for immunogenicity, with approximately 68% of subjects who received the vaccine candidate mounting a humoral antibody response. The vaccine candidate was well tolerated by trial participants, with no serious adverse events reported.

The remainder of our planned clinical development program for this vaccine candidate consists of the following:

•	Phase II clinical trial. In the fourth quarter of 2006, we plan to initiate a single-blind, placebo controlled Phase II clinical trial in Vietnamese children between five and 14 years of age. The Wellcome Trust has agreed to provide funding for this trial. The purpose of this trial will be to evaluate the safety and immunogenicity of our vaccine candidate. The trial design calls for 100 subjects to receive vaccine and 50 to receive placebo, with at least 70% of the subjects being between five and ten years of age. We will assess safety and immunogenicity up to 28 days after vaccination.

•	Disease surveillance study. Concurrently with the planned Phase II clinical trial, we plan to conduct a disease surveillance study in the areas where we are considering conducting a Phase III clinical trial of our vaccine candidate in order to confirm that a sufficient number of subjects will be included in the Phase III trial.

•	Phase III clinical trial. We plan to conduct a single-blind Phase III clinical trial in an area where typhoid is endemic. The purpose of this trial will be to evaluate the efficacy of our vaccine candidate in children who are likely to be exposed to the typhoid bacterium. We expect to undertake an interim analysis of the data from the trial after approximately one year, which, if the results are favorable, we plan to use to support the filing with the FDA of a BLA for marketing approval of our vaccine candidate. We plan to continue to monitor the incidence of typhoid in the trial participants for several years after vaccination.

•	Tolerability and immunogenicity study. Concurrently with our Phase III clinical trial, we plan to conduct a Phase III clinical trial in the United States or Europe in healthy volunteers. The purpose of this trial will be to evaluate the safety and immunogenicity of our vaccine candidate in the target population to support marketing approval in the United Sates and Europe.

Since typhoid fever in Asia is largely a disease of children, we plan to conduct our Phase II and Phase III clinical trials in this age group. We plan to conduct our Phase II and Phase III clinical trials in endemic areas because there are no agreed immune correlates of efficacy for live attenuated typhoid vaccines and it is not practicable to demonstrate clinical efficacy in travelers from the United States or Europe due to the prohibitively large number of subjects that would be needed. The currently approved typhoid vaccines relied on similar clinical trials for regulatory approval.

We plan to seek additional grant funding for development of this product candidate.

Hepatitis B therapeutic vaccine

Disease overview. Hepatitis B is a highly infectious virus transmitted from person to person by contact with blood and bodily fluids. Most hepatitis B infections in adults result in acute hepatitis, with the immune system eventually clearing the infection. However, in approximately 8% to 10% of infected adults and a much larger proportion of infected children, the immune system fails to clear the virus, resulting in immune tolerance of the virus and chronic infection. In addition, pregnant women suffering from hepatitis B can pass the infection on to their babies during childbirth. Babies born infected rarely clear the infection, with over 90% becoming chronically infected. According to the World Health Organization, approximately 25% of people with chronic hepatitis B infection develop serious liver disease, including cirrhosis and liver cancer.

Market opportunity and current treatment. Chronic infection with the hepatitis B virus is a global problem, with an estimated 350 million carriers worldwide. The World Health Organization estimates that approximately one million people per year worldwide die from complications of hepatitis B infection. Infection rates are highest in the developing world, posing an infection risk to travelers from industrialized countries. Infection is less common in the United States and Europe. In the United States, there are an estimated 1.2 million people with chronic hepatitis B infection, resulting in approximately 4,000 to 5,000 deaths annually.

Prophylactic vaccines based on recombinant protein subunit preparations are effective in preventing hepatitis B infection. Childhood vaccination with these vaccines is common in industrialized countries and in some of the developing world. Childhood immunization programs have reduced the number of carriers of chronic hepatitis B infection by up to 90% in parts of the world where hepatitis B is most common. In the United States, infection rates for acute hepatitis B have decreased by approximately 77% over the past 20 years. However, these existing vaccines have not proven to be effective in treating people with chronic hepatitis B infection. As a result, there remain a large number of people who are chronically infected with hepatitis B and require treatment to prevent the development of liver disease and reduce the risk of transmitting the infection to others.

There is no vaccine currently on the market that is licensed for therapeutic use for chronic hepatitis B infection. Currently available therapies for this patient population consist mainly of antiviral drugs, such as an immunotherapy with interferons. However, these treatments are subject to a number of shortcomings. Both of these treatments can only be used in a subset of patients, and their efficacy is limited. In addition, the use of antiviral drugs may lead to the development of resistant forms of the virus and Interferon has side effects that reduce patient compliance.

Description and development status. We are developing a live attenuated therapeutic vaccine for treatment of patients with chronic hepatitis B infection. We have designed our vaccine candidate to be administered in multiple drinkable doses over several months. It may require further booster doses. Because chronic carriers have weak cellular responses to the hepatitis B virus, they cannot clear the virus. Our vaccine candidate is intended to redirect the immune system to make strong cellular responses to a hepatitis B antigen known as hepatitis B core in chronic carriers, leading to suppression of viral replication and associated liver damage.

Our vaccine candidate uses our proprietary spi-VEC® oral delivery system technology to deliver hepatitis B core antigen to the human immune system. Spi-VEC is based on our live attenuated typhoid vaccine and employs recombinant technology to insert the gene for hepatitis B core into the live attenuated Salmonella bacteria. The bacteria produce the antigen once inside the patient. Because we are relying on recombinant technology to insert the gene for hepatitis B core into a vector delivery system, we do not need to separately purify the vaccine.

We have completed a program of pharmacology and toxicity studies of our hepatitis B therapeutic vaccine candidate in animals. In mice that were administered our vaccine candidate, the hepatitis B core antigen was manufactured and immune responses were elicited against the antigen. In separate toxicity studies also conducted in mice, our vaccine candidate was non-toxic.

In February 2004, we completed an open-label, dose escalating Phase I clinical trial of our vaccine candidate in the United Kingdom in 30 healthy adult volunteers. The purpose of this trial was to evaluate the safety and immunogenicity of our vaccine candidate. In this trial, we administered volunteers two doses of vaccine over a period of approximately two months. The vaccine elicited a cellular immune response in all subjects after two doses, indicating that the antigen had been successfully delivered to the immune system. In addition, 100% of subjects in the high dose group and 90% of subjects in the low dose group demonstrated the type of immune response known to be important in promoting clearance of hepatitis B. The vaccine candidate was well tolerated by trial participants, with no serious adverse events reported.

In March 2006, the U.K. Medicines and Healthcare products Regulatory Agency approved our clinical trial application, including a trial protocol to initiate a Phase II clinical trial of our vaccine candidate in patients chronically infected with hepatitis B. The protocol provides for a placebo controlled, randomized, dose escalating study to be conducted in the United Kingdom in 45 chronic carriers of hepatitis B. If necessary, we may expand the study to additional sites in Europe to increase the recruitment rate. The primary purpose of this trial will be to evaluate the safety and tolerability of six monthly doses of our vaccine candidate. The secondary purpose will be to investigate whether the vaccine candidate can reduce the hepatitis B viral DNA load, a recognized surrogate endpoint for treatment of hepatitis B using current therapeutics. We expect to begin dosing patients in the trial in the second half of 2006.

Group B streptococcus vaccine

Disease overview. Group B streptococcus is a bacterium that causes illness in newborn babies, pregnant women, the elderly and adults with other illnesses, such as diabetes or liver disease. Group B streptococcus is the most common cause of sepsis and meningitis in newborns in the developed world and is a frequent cause of pneumonia in newborns. It affects more babies than any other newborn health problem. Group B streptococcus bacteria can cause bladder and womb infections in pregnant women that in turn lead to infection of the fetus and premature delivery and stillbirth. In pregnant women carrying the group B streptococcus bacteria, the baby may become infected either before or during birth.

In the United States, approximately half of all neonatal group B streptococcus infections occur in newborns less than seven days old and are categorized as “early onset disease.” Infections in babies between seven days and three months old are categorized as “late onset disease.” Early onset disease is often associated with complicated or premature deliveries and usually results in pneumonia and the blood infection septicemia in the baby. It is also associated with meningitis. Approximately 5% of babies with early onset disease die. A high number of survivors of early onset disease are left with significant permanent disabilities, including sight or hearing loss and mental retardation. The majority of late onset cases occur in the first month of life. Late onset disease usually results in meningitis. Up to 5% of babies with late onset disease die. A high number of survivors of late onset disease are left with permanent disabilities, with up to one-third suffering long-term mental or physical handicaps.

Group B streptococcus infections in the elderly cause blood infections, skin or soft tissue infections and pneumonia.

Market opportunity and current treatment. The NIH has identified prevention of group B streptococcus infection in newborns as a major vaccine objective. Concern about the number of group B streptococcus neonatal infections prompted the CDC to recommend routine screening of pregnant women for group B streptococcus bacteria and preventative antibiotic treatment at the time of labor for women found to be infected. Screening of pregnant women for infection is recommended during weeks 35 to 37 of pregnancy. Approximately 10% to 30% of women are found to be carrying the bacterium as a normal component of the vaginal microflora. These women are offered intravenous antibiotics throughout their labor as a preventative measure. In the absence of antibiotic treatment, the CDC estimates that the risk is one in 200 of delivering a baby with group B streptococcus infection. While the level of group B streptococcus disease decreased in the United States from 1.7 cases per 1,000 live births in 1993 to 0.4 cases per 1,000 live births in 2002, the CDC projects that there are approximately 2,750 neonatal infections each year in the United States. In a study of 338 of these cases of neonatal infections, the death rate was approximately 6%. We expect the target market for our vaccine candidate to be women of childbearing age.

The existing method of prevention of group B streptococcus infection in neonates is the targeted administration of intravenous antibiotics to women during labor. However, this approach is invasive and only partially effective. In addition, antibiotics create the risk of possible adverse reactions and may lead to the development of antibiotic resistant strains of the disease. Direct vaccination of newborns is not effective because their immune system is too immature to respond to the vaccine. Antibiotics are used to treat babies after infection.

Approximately 17,500 cases of group B streptococcus infection occur each year in the U.S. population over one year of age, with most occurring in those over age 50. According to the CDC, the average death rates for invasive infections are approximately 8% to 10% for adults 18 to 64 years of age and 15% to 25% for adults 65 years of age and over. Antibiotics are used to treat infected individuals.

Description and development status. We are developing a recombinant protein subunit group B streptococcus vaccine initially for administration to women of childbearing age for protection of the fetus and newborn babies. We are designing our vaccine candidate to be administered by injection with an alum adjuvant in a three dose regimen. We expect that a booster dose may also be required. We anticipate that the vaccine will elicit an antibody response resulting in the production of antibody in the mother, which may the cross the placenta to protect the fetus and the newborn baby by passive immunity.

We have identified several novel surface associated proteins and are working on the development of three of these proteins as components of our vaccine candidate. We believe that a combination of proteins will be required to provide effective protection. We have completed preclinical studies in which we evaluated the safety and immunogenicity of our vaccine candidate, with the following results:

•	In studies in rabbits and mice, the three protein components of our vaccine candidate were immunogenic.

•	In a passive immunization study in which we administered rabbit antibody to rat pups, the rat pups were protected against challenge with disease.

•	Antibodies elicited by one of the protein components of our vaccine candidate recognized a number of group B streptococcus types, indicating that the protein component has potential to generate immune responses with broad coverage.

•	In a toxicology study in mice with one of the protein components of our vaccine candidate, the protein was non-toxic.

We have completed an open-label, dose escalating Phase I clinical trial of the first protein component of our vaccine candidate in the United Kingdom in 47 healthy adult volunteers. The purpose of this trial was to evaluate the safety and immunogenicity of this protein as an individual recombinant protein. We adjuvanted the protein with alum and tested it at four different strengths, with two doses given 28 days apart. In this trial, the protein was immunogenic at all doses tested. The immunogenic response rate was 83% at the lowest dose tested and 100% at the highest dose tested. The vaccine candidate was well tolerated by trial participants at all dose levels tested, with no serious adverse events reported. None of the subjects withdrew due to an adverse event.

As the next steps in our development plan, we plan to initiate two additional Phase I clinical trials for the other two proposed protein components of our vaccine candidate. First, we plan to evaluate the safety and immunogenicity of the protein that we already have tested together with one of these other proteins in a Phase I clinical trial in healthy adults. If the results of that trial are favorable, we plan to evaluate the safety and immunogenicity of all three proteins together in a further Phase I clinical trial.

Chlamydia vaccine

Disease overview. Chlamydia is the most prevalent sexually transmitted disease in the world. It is caused by infection with the bacterium Chlamydium trachomatis. Chlamydia trachomatis can cause urogenital disorders such as uritheritis, cervicitis, pelvic inflammatory disease, ectopic pregnancy and infertility among females and is the leading cause of non-gonococcal uritheritis and epidemiditis in males.

Chlamydia trachomatis also causes the ocular disease trachoma, which is a form of vesicular conjunctivitis. Trachoma is the leading cause of preventable blindness worldwide.

Market opportunity and current treatment. The World Health Organization estimates that more than 92 million new cases of Chlamydia trachomatis infection occur annually worldwide, more than four million of which occur in North America. Chlamydia trachomatis infections are the most commonly reported notifiable disease in the United States, with an estimated 2.8 million Americans becoming infected with Chlamydia trachomatis each year. Epidemiological studies indicate that in the United States, Chlamydia trachomatis infections are most prevalent among young sexually active individuals between the ages of 15 to 24 years of age. There is no vaccine currently on the market for Chlamydia trachomatis. However, screening tests and effective antibiotic treatments have been effective at containing Chlamydia trachomatis in the United States and Europe. Although Chlamydia trachomatis infection can be treated with antibiotics, control measures based on antimicrobial treatment alone are difficult due to the incidence of infection, the percentage of asymptomatic infections and deficiencies in diagnosis.

Description and development status. We are developing a recombinant protein subunit chlamydia vaccine for all clinically relevant strains of Chlamydia trachomatis, including strains that cause ocular disease. We are designing our vaccine candidate to be administered by injection with a novel adjuvant in a three dose regimen. We are currently evaluating in-license opportunities for the adjuvant. We have cloned our vaccine candidate and produced it in E. coli. In studies in mice, our vaccine candidate protected against both upper reproductive tract disease and lower reproductive tract infection induced by Chlamydia trachomatis. In addition, there was no evidence of infertility in the mice following treatment with our vaccine candidate.

Meningitis B vaccine

Disease overview. Meningococcal disease is a life threatening condition caused by infection with the bacterium Neisseria meningitidis. Neisseria meningitidis is classified into 12 groups based on differences in the surface coating of the bacterium that elicit distinct immune responses. According to the World Health Organization, group B is the most common cause of endemic meningitis in industrialized countries, accounting for 30% to 40% of cases in North America and 30% to 80% of cases in Europe. Meningococcal disease has a fatality rate of approximately 10%. The infection can develop very rapidly and cause death within 24 hours of the symptoms first becoming apparent. Children from six months to two years of age are at the highest risk of group B meningococcal infection, with teenagers also at enhanced risk.

Market opportunity and current treatment. The World Health Organization estimates that approximately 1.2 million cases of meningococcal disease caused by the bacterium Neisseria meningitidis occur annually worldwide, resulting in approximately 135,000 deaths. In the United States, 2,333 cases of meningococcal disease were reported in 2001, with approximately one-third due to group B. In 2003, 1,756 cases of meningococcal disease were reported in the United States. Currently, there is no meningitis vaccine on the market that is protective against group B meningococcal infection. Current meningitis B treatments include antibiotics and clinical support. The rapid progression of the infection means that antibiotic therapy can be ineffective in preventing serious morbidity and mortality.

Description and development status. We are developing a recombinant protein subunit meningitis B vaccine for babies, children and adolescents. We are designing our vaccine candidate to be administered by injection with an alum adjuvant in a two dose regimen for children under age five and a single dose regimen for children over age five. We do not expect that a booster dose will be required. We anticipate that the vaccine will consist of two or three protein antigens. We are currently evaluating a pool of 46 protein candidates in a number of preclinical studies. We are producing recombinant proteins in E. coli.

We have entered into a collaboration agreement with Sanofi Pasteur for this vaccine candidate.

Sanofi Pasteur collaboration

In May 2006, we entered into a license and co-development agreement effective April 1, 2006 with Sanofi Pasteur, the vaccines business of Sanofi-Aventis, pursuant to which we granted Sanofi Pasteur an exclusive, worldwide license to develop and commercialize a meningitis vaccine that contains program antigens evaluated and selected under the agreement. We retain the right and obligation to conduct development activities through Phase I clinical trials. Under specified circumstances, we also retain the right to exploit antigens that have been terminated from development under the agreement on an exclusive basis and other specified antigens on a co-exclusive basis. Sanofi Pasteur has agreed to use commercially reasonable efforts to develop and commercialize a meningitis B vaccine in the United States, the European Union and other major market countries.

A steering committee made up of an equal number of representatives from us and Sanofi Pasteur oversees all development and commercialization activities under the agreement. The steering committee has the authority to make strategic decisions by unanimous vote relating to the development of a meningitis vaccine. Sanofi Pasteur has ultimate decision-making authority over matters that are not resolved at the steering committee and executive officer levels, but does not have the unilateral authority to amend the agreement or the development plan in a manner that would alter our obligations. In addition, Sanofi Pasteur has the right to make all strategic decisions relating to the development of any combination product and has sole discretion over the commercialization of any meningitis vaccine developed under the agreement.

Under the agreement, Sanofi Pasteur paid us initial fees of €3 million. In addition, Sanofi Pasteur has agreed to pay all expenses incurred by us under the development program. We are also eligible to receive payments of up to a maximum of €73 million upon the achievement of specified research, development and commercialization milestones. Sanofi Pasteur has agreed to pay royalties to us based on net sales by Sanofi Pasteur, its affiliates and sublicensees of licensed products from the collaboration, including specified minimum royalties with respect to sales of any combination product. In addition, Sanofi Pasteur has agreed to pay us a portion of specified sublicense income received by Sanofi Pasteur or its affiliates.

The term of the agreement ends, on a country-by-country basis, upon the later of ten years from first commercial sale or the expiration of the last-to-expire patent covering a licensed product in such country. Sanofi Pasteur may terminate the agreement for convenience beginning April 1, 2007 upon six months’ prior written notice. Sanofi Pasteur also may terminate the agreement upon any change of control involving us or as a result of our uncured material breach of the agreement or bankruptcy.

Facilities

The following table sets forth general information regarding our materially important facilities.

			Approximate
Location	Use	Segment	square feet	Owned/leased

Lansing, Michigan	Manufacturing operations facility and office space	Biodefense	214,000	Owned
Frederick, Maryland	Future manufacturing facilities	Biodefense/ Commercial	290,000	Owned
Gaithersburg, Maryland	Office and laboratory space	Biodefense/	36,000	Leases expire 2008
		Commercial
Rockville, Maryland	Office space	Biodefense/ Commercial	23,000	Lease expires 2016
Wokingham, England	Office and laboratory space	Commercial	16,000	Leases expire 2016

Lansing, Michigan. We own a multi-building campus on approximately 12.5 acres in Lansing, Michigan that includes facilities for bulk manufacturing of BioThrax, including fermentation, filtration and formulation, as well as for raw material storage and in-process and final product warehousing. The campus is secured through perimeter fencing, limited and controlled ingress and egress and 24 hour on-site security personnel. We acquired these facilities in 1998 from the Michigan Biologic Products Institute after the State of Michigan, with the concurrence of the DoD, suspended the production of BioThrax to renovate these manufacturing facilities. Following our acquisition of BioThrax, we completed the facility renovations initiated by the State of Michigan. Our comprehensive renovations included the implementation of work plans to systematically improve numerous aspects of the production and release of BioThrax, including process validation, quality systems and testing methods. In December 2001, the FDA approved a supplement to our manufacturing facility license for the manufacture of BioThrax at the renovated facilities.

In February 2006, we began construction of a new 50,000 square foot manufacturing facility on our Lansing campus. We expect the construction of the facility to cost approximately $75 million, including approximately $55 million for the building and associated capital equipment. We are constructing this new facility as a large scale commercial manufacturing plant that we can use to produce multiple vaccine products, subject to complying with appropriate change-over procedures. Subject to regulatory approval, we expect that the new manufacturing facility will serve as our primary BioThrax manufacturing facility. We anticipate that we will initiate large scale manufacturing of BioThrax at the new facility in 2008. We are constructing this facility to accommodate production of up to 40 million doses of BioThrax per year on a single production line, which we could expand for production of up to 80 million doses per year through the addition of a second production line. In comparison, our current facility has a maximum production capacity of approximately nine million doses of BioThrax per year. In addition to construction of a new manufacturing facility, we recently commissioned a new pilot plant on our Lansing campus.

Frederick, Maryland. We own two buildings of approximately 145,000 square feet each on a 15-acre site in Frederick, Maryland. We financed the purchase of these buildings with a forgivable loan from the Department of Business and Economic Development of the State of Maryland and mortgage loans from commercial lenders. These buildings serve as collateral for our financing obligations. For more information, see “Management’s discussion and analysis of financial condition and results of operations — Liquidity and capital resources — Debt financing.”

We are in the preliminary phase of establishing plans to build out this site for a portion of our potential future product manufacturing requirements. Our preliminary plans contemplate that the site would be designed to provide pilot plant production capabilities, full scale commercial manufacturing operations, warehouse and storage facilities and fill and finish operations. We expect that we will complete the build out of this site in two stages. In the first stage, our preliminary plans contemplate a build out of one of the two buildings on this site to accommodate pilot plant and initial product launch capabilities. In the second stage, our preliminary plans contemplate a build out of commercial manufacturing operations.

Other. We lease two separate product development facilities. Our facility in Gaithersburg, Maryland of approximately 36,000 square feet contains a combination of laboratory and office space, including our executive offices. We conduct product development programs at this site for both our biodefense and commercial product candidates. Our facility in Wokingham, England of approximately 16,000 square feet contains a combination of laboratory and office space. We conduct product development programs at this site primarily for our commercial product candidates. Our facility in Rockville, Maryland contains approximately 23,000 square feet of office space for our future needs.

Manufacturing

We manufacture BioThrax at our facilities in Lansing, Michigan using well established vaccine manufacturing procedures. We currently rely on contract manufacturers and other third parties to manufacture the supplies of our immunobiotic product candidates that we require for preclinical and clinical development. We acquire these supplies on a purchase order basis. We anticipate that we will use our existing plant facilities in Michigan, including our recently commissioned pilot plant, and, when constructed and approved, our planned new plant facilities in Michigan and Maryland to support both continued process development and the manufacture of clinical supplies of our product candidates. We believe that manufacturing our products and product candidates independently will provide us cost savings and greater control over the manufacturing and regulatory approval and oversight process, accelerate product development timelines and allow us to expand our base of manufacturing know-how that we can then apply to the development and manufacture of future product candidates.

Hollister-Stier Laboratories LLC performs the contract filling operation for BioThrax vials at its FDA approved facility located in Spokane, Washington. Hollister-Stier has agreed to meet all of our firm purchase orders for contract filling of BioThrax based on a good faith annual estimate that we provide prior to each calendar year. In addition, Hollister-Stier has agreed to accommodate fill requests in excess of our annual estimate subject to its available production capacity. Our contract with Hollister-Stier expires December 31, 2007. The contract also can be terminated by either party following an uncured material breach by the other party.

Talecris Biotherapeutics has agreed to perform plasma fractionation and purification and contract filling relating to the manufacture of our anthrax immune globulin candidate at its FDA approved facilities located in Melville, New York and Clayton, North Carolina. Subject to limited exceptions, we have agreed to obtain all of our anthrax immune globulin requirements exclusively from Talecris. While our agreement with Talecris remain in effect, Talecris has agreed not to market, sell or acquire any competing product that contains anthrax immune globulin as an active ingredient.

Talecris has agreed to perform plasma fractionation and purification and contract filling for the manufacture of our anthrax immune globulin candidate for preclinical or animal studies, for clinical use or for non-clinical testing required for clinical trials and for commercial sale. We have agreed to pay Talecris royalties on net sales on a country-by-country basis for commercial product manufactured by Talecris under the contract.

Our contract with Talecris expires December 31, 2013 or five years following initiation of commercial manufacturing. We have the option to extend the term for an additional five-year period upon notice to Talecris at least 12 months prior to the expiration of the initial term. After three years following initiation of commercial manufacturing, either party may terminate the contract upon two years’ advance notice. The contract can also be terminated by either party following an uncured material breach by the other party. We have the right to terminate the contract, under specified circumstances, if we discontinue our production of anthrax immune globulin source plasma or the development of our anthrax immune globulin candidate.

We expect to engage one or more third parties to perform the plasma fractionation and purification processes and contract filling for our botulinum immune globulin candidate.

We rely on third parties for supplies and raw materials used for the production of BioThrax and our immunobiotic product candidates. We purchase these supplies and raw materials from various suppliers in quantities adequate to meet our needs. We believe that there are adequate alternative sources of supply available if any of our current suppliers were unable to meet our needs.

Marketing and sales

We currently market and sell BioThrax directly to the DoD and HHS with a small, targeted marketing and sales group. We plan to continue to do so and expect that we will use a similar approach for sales to the U.S. government of any other biodefense product candidates that we successfully develop. We plan to expand our sales and marketing organization as we broaden our sales activities of biodefense products to state and local governments, which we expect will be interested in these products to protect first responders, such as police, fire and emergency medical personnel. We have established marketing and sales offices in Singapore and Munich, Germany to target sales of biodefense products to foreign governments. We have engaged third party marketing representatives to market BioThrax in the Middle East, Turkey, India, Australia and several Scandinavian countries in Europe.

We expect to establish a separate internal organization to market and sell commercial products for which we retain commercialization or co-commercialization rights. We anticipate that our internal marketing and sales organization will be complemented by selective co-promotion and other arrangements with leading pharmaceutical and biotechnology companies.

We generally expect to retain commercial rights for our product candidates that we successfully develop in situations in which we believe it is possible to access the market through a focused, specialized sales force. In particular, we believe that such a sales force could address commercial markets, such as the market for typhoid vaccines and other vaccines for travelers to developing countries, that overlap with markets for our biodefense products. We expect that we will selectively pursue collaboration arrangements in situations in which the collaborator has particular expertise or resources for the development or commercialization of our products or product candidates or to access particular markets.

Competition

The biotechnology and pharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. While we believe that our technologies, knowledge, experience, and resources provide us with competitive advantages, we face potential competition from many different sources, including commercial pharmaceutical and biotechnology companies, academic institutions, government agencies and private and public research institutions.

GlaxoSmithKline, Sanofi-Aventis, Wyeth, Merck and Chiron generated approximately 85% of total vaccine revenues in 2005. The concentration of the industry reflects a number of factors, including:

•	the need for significant, long-term investment in research and development;

•	the importance of manufacturing capacity, capability and specialty know-how, such as techniques, processes and biological starting materials; and

•	the high regulatory burden for prophylactic products, which generally are administered to healthy people.

These factors have created a significant barrier to entry into the vaccine industry.

Many of our competitors, including those named above, have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. These companies also compete with us in recruiting and retaining qualified scientific and management personnel, as well as in acquiring products, product candidates and technologies complementary to, or necessary for, our programs. Smaller or more focused companies, including Vaxgen, Cangene, Human Genome Sciences, Acambis, Avant Immunotherapeutics and Avecia, may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer side effects, are more convenient or are less expensive than any products that we may develop. In addition, we may not be able to compete effectively if our products and product candidates do not satisfy government procurement requirements, particularly requirements of the U.S. government with respect to biodefense products.

Any immunobiotic product candidates that we successfully develop and commercialize is likely to compete with currently marketed products, such as vaccines and therapeutics, including antibiotics, and with other product candidates that are in development for the same indications.

BioThrax.  Although BioThrax is the only product approved by the FDA for human use for the prevention of anthrax infection, we face significant competition for the supply of this vaccine to the U.S. government. The NIAID Biodefense Research Agenda for CDC Category A Agents includes the development of an anthrax vaccine based on recombinant protective antigen. In September 2003, NIAID awarded joint three-year contracts totaling $151.6 million to VaxGen and Avecia to fund development of a recombinant protective antigen anthrax vaccine. In November 2004, HHS awarded VaxGen a contract with a value of $877.5 million to supply 75 million doses of recombinant protective antigen vaccine for the strategic national stockpile. Avecia submitted a competing proposal to supply vaccine for the strategic national stockpile, which HHS did not accept. The HHS procurement request was limited to a recombinant anthrax vaccine. Because BioThrax is not a recombinant vaccine, BioThrax was precluded from consideration under that procurement program.

The VaxGen vaccine candidate is based on technology developed by USAMRIID. VaxGen has announced that studies of its vaccine candidate in animal models have indicated results that are approximately equivalent to those experienced with BioThrax. VaxGen has not yet delivered any vaccine doses under its contract with HHS. In May 2006, VaxGen announced that HHS unilaterally modified its contract to provide its anthrax vaccine for the strategic national stockpile. The contract modification extends the deadlines by which VaxGen is required to complete various milestones, including deliveries, and imposes additional requirements for clinical and non-clinical studies to be completed prior to the initiation of vaccine deliveries to the strategic national stockpile. VaxGen announced that meeting the new requirements would delay deliveries to the strategic national stockpile to the end of 2007 at best or more likely into 2008. VaxGen is obligated under the modified contract to initiate deliveries no later than November 2008. Prior to the modification, VaxGen had stated that it intended to initiate deliveries by the end of 2006 or early 2007. According to VaxGen, the new requirements under the contract modification and the delays in delivery will increase the cost of contract performance for VaxGen and postpone revenues triggered by delivery of a vaccine to the stockpile. As a result, VaxGen announced that it is pursuing financial compensation for the unilateral contract modifications. In May 2006, an HHS official stated in Congressional testimony that delays in accelerated development programs are not unexpected or unprecedented and that HHS maintains a commitment to develop a next generation recombinant protective antigen anthrax vaccine.

HPA manufactures an anthrax vaccine for use by the government of the United Kingdom. In addition, other countries may have anthrax vaccines for use by or in development for their own internal purposes.

Other biodefense products. The competition for our biodefense immunobiotic product candidates includes the following:

•	Anthrax immune globulin. Cangene, in collaboration with the CDC, is currently developing an anthrax immune globulin using plasma collected from military personnel who have been vaccinated with BioThrax. In July 2006, HHS exercised an option under a modification to an existing development and supply contract for Cangene to supply 10,000 doses of anthrax immune globulin for the strategic national stockpile. In June 2006, HHS awarded a contract to Human Genome Sciences to supply 20,000 treatment courses of a monoclonal antibody to Bacillus anthracis, referred to as ABthrax, for the strategic national stockpile.

•	Recombinant bivalent botulinum vaccine. DynPort Vaccine Company has a recombinant bivalent botulinum vaccine in Phase I clinical development with funding from the DoD and NIAID.

•	Botulinum immune globulin. The current recommended therapy for clinical symptoms of botulism following exposure consists of passive immunization with an immune globulin derivied from equine plasma. In June 2006, HHS awarded a five-year development and supply contract to Cangene for a heptavalent botulinum immune globulin derived from equine plasma. The contract provides for the supply of 200,000 doses of a botulinum immune globulin for the strategic national stockpile.

BioThrax and our biodefense product candidates also face competition for BioShield funds from other defensive measures, including protective gear such as bio-suits and gas masks.

Commercial products. The competition for our commercial immunobiotic product candidates includes the following:

•	Typhoid vaccine. One oral typhoid vaccine and one injectable typhoid vaccine are currently approved and administered in the United States and Europe. In addition, combination vaccines are available for the prevention of hepatitis A and typhoid infections. Antibiotics typically are used to treat typhoid after infection. For more information, see “— Products — Commercial business — Typhoid vaccine.” We believe that Avant Immunotherapeutics Inc. has an oral, single dose, live attenuated typhoid vaccine candidate in Phase I clinical development with funding from the NIH.

•	Hepatitis B therapeutic vaccine. There is no vaccine currently on the market that is licensed for therapeutic use for hepatitis B infection. Currently available therapies for this patient population consist mainly of antiviral drugs, such as an immunotherapy with interferons. For more information, see “— Products — Commercial business — Hepatitis B therapeutic vaccine.” Several other companies have vaccine candidates in clinical development, including Enzo Biochem, Oxxon Therapeutics and Genencor International.

•	Group B streptococcus vaccine. The existing method of prevention of group B streptococcus infection in neonates is the targeted administration of intravenous antibiotics to women during labor. A number of competitors have passive immune vaccines in preclinical development.

•	Chlamydia vaccine. There is no vaccine currently on the market for chlamydia, and we are not aware of any competing chlamydia vaccine candidate in clinical development. Several competitors may have chlamydia vaccine candidates in preclinical development. Screening tests and effective antibiotic treatments have been effective at containing chlamydia in the United States and Europe.

•	Meningitis B vaccine. Currently, there is no meningitis vaccine on the market that is protective against group B meningococcal infection. Novartis markets a meningitis B vaccine in New Zealand to people under the age of 20 and is also developing a broad coverage protein subunit vaccine candidate. Current meningitis B treatment strategies include antibiotics and clinical support.

Intellectual property and licenses

Our success, particularly with respect to our commercial business, depends in part on our ability to obtain and maintain proprietary protection for our product candidates, technology and know-how, to operate without infringing the proprietary rights of others and to prevent others from infringing our proprietary rights. Our policy is to seek to protect our proprietary position by, among other methods, filing U.S. and foreign patent applications related to our proprietary technology, inventions, and improvements that are important to the development of our business. U.S. patents generally have a term of 20 years from the date of nonprovisional filing. We also rely on trade secrets, know-how, continuing technological innovation and in-licensing opportunities to develop and maintain our proprietary position.

As of July 31, 2006, we owned or licensed a total of 40 U.S. patents and 42 U.S. patent applications relating to our biodefense and commercial product candidates described in this prospectus, as well as numerous foreign counterparts to many of these patents and patent applications. Our patent portfolio includes patents and patent applications with claims directed to compositions of matter, pharmaceutical formulations and methods of use.

We consider the patent rights that we have licensed from HPA relating to our recombinant bivalent botulinum vaccine candidate and our botulinum toxoid vaccine, which we plan to use in the development of our botulinum immune globulin candidate, to be most important to the protection of our biodefense product portfolio. These patents rights are described below under “— License agreements — HPA agreements.”

We consider the following patents that we own or license to be most important to the protection of our vaccine candidates in our commercial business that are in clinical development.

•	Typhoid vaccine. We hold five U.S. patents relating to our typhoid vaccine candidate. Some of these patents have claims to the composition of matter of the vaccine candidate and methods of use of attenuated Salmonella typhi bacteria as vaccines for the treatment and prevention of typhoid and for the delivery of vaccine antigens. In addition, we have two pending U.S. patent applications with claims to additional compositions and methods of therapy that are generally related to our typhoid vaccine candidate. Our issued U.S. patents expire, and, if issued, our U.S. patent applications would expire, between 2015 and 2020. We hold 25 foreign counterparts to our issued U.S. patents relating to our typhoid vaccine candidate, including counterparts under the European Patent Convention and in Japan, that expire, and 31 foreign patent applications that, if issued, would expire, between 2015 and 2020.

•	Hepatitis B therapeutic vaccine. Our hepatitis B therapeutic vaccine candidate uses our proprietary spi-VEC oral delivery system technology to deliver hepatitis B core antigen to the human immune system. Spi-VEC is based on our live attenuated typhoid vaccine candidate and employs recombinant technology to insert the gene for hepatitis B core into the live attenuated Salmonella bacteria. As a result, the patents relating to our typhoid vaccine candidate also protect our hepatitis B therapeutic vaccine candidate. We also hold one U.S. patent with claims to the use of attenuated Salmonella organisms for the delivery of hepatitis B vaccine antigens, which expires in 2019. In addition, we have one pending U.S. patent application relating to our hepatitis B therapeutic vaccine candidate, which if issued also would expire in 2019. We have four foreign patent applications relating to our hepatitis B therapeutic vaccine candidate that, if issued, would expire in 2019.

•	Group B streptococcus vaccine. We hold two U.S. patents relating to our group B streptococcus vaccine candidate with claims to the composition of matter of the vaccine candidate and methods of use for the prevention or treatment of infection caused by Streptococcus agalactiae. In addition, we have four pending U.S. patent applications with claims to additional compositions and methods of therapy relating to our group B streptococcus vaccine candidate. Our issued U.S. patents expire, and, if issued, our U.S. patent applications would expire, between 2019 and 2022. We hold 19 foreign counterparts to our issued U.S. patents relating to our group B streptococcus vaccine candidate, including counterparts under the European Patent Convention and in Japan, that expire, and 39 foreign patent applications that, if issued, would expire, in 2019.

•	STM technology. We jointly own with Imperial College Innovations Limited patents with claims to methods for the identification of virulence genes using our signature tagged mutagenesis, or STM, technology, which we used to identify and develop the gene mutations that form the basis of our typhoid vaccine and hepatitis B therapeutic vaccine candidates. We also jointly own with Imperial Innovations the composition of matter patents covering these gene mutations. We have exclusive rights, even as to Imperial Innovations, under these jointly owned patents in all fields of use, except in the field of diagnosis, prevention, treatment, or palliation of microbial diseases, disorders and infections in humans and animals where our rights are generally non-exclusive and are subject to existing license agreements with third parties. Because our typhoid vaccine and hepatitis B therapeutic vaccine candidates are outside of this non-exclusive field of use, we have exclusive rights with respect to these vaccine candidates. We exclusively own the composition of matter patents covering the specific combination of mutations employed in our typhoid vaccine and hepatitis B therapeutic vaccine candidates.

The patent positions of companies like ours are generally uncertain and involve complex legal and factual questions. Our ability to maintain and solidify our proprietary position for our technology will depend on our success in obtaining effective claims and enforcing those claims once granted. We do not know whether any of our patent applications or those patent applications that we license will result in the issuance of any patents. Our issued patents and those that may issue in the future, or those licensed to us, may be challenged, invalidated or circumvented, which could limit our ability to stop competitors from marketing related products or the length of term of patent protection that we may have for our products. In addition, our competitors may independently develop similar technologies or duplicate any technology developed by us, and the rights granted under any issued patents may not provide us with any meaningful competitive advantages against these competitors. Furthermore, because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that, before any of our products can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of the patent.

We also rely on trade secrets relating to manufacturing processes and product development to protect our business. Because we do not have patent protection for BioThrax, the label expansions and improvements that we are pursuing for BioThrax or our anthrax immune globulin candidate, our only intellectual property protection for BioThrax and our anthrax immune globulin candidate is confidentiality regarding our manufacturing capability and specialty know-how, such as techniques, processes and biological starting materials. However, these types of trade secrets can be difficult to protect. We seek to protect this confidential information, in part, with agreements with our employees, consultants, scientific advisors and contractors. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, agreements or security measures may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our consultants or contractors use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

License agreements

We are a party to a number of license agreements under which we license patents, patent applications, and other intellectual property. We enter into these agreements to augment our owned intellectual property. These agreements impose various diligence and financial payment obligations on us. We expect to continue to enter into these types of license agreements in the future. The only existing licenses that we consider to be material to our business, are our agreements with HPA, which are described below.

HPA agreements. In November 2004, we entered into two separate license agreements with HPA for our botulinum toxoid vaccine and our recombinant bivalent botulinum vaccine candidate. Under the license agreements, we obtained the exclusive, worldwide right to develop, manufacture and commercialize pharmaceutical products that consist of botulinum toxoid components or recombinant botulinum toxin components for the prevention or treatment of illness in humans caused by exposure to the botulinum toxin, subject to HPA’s non-exclusive right to make, use or sell recombinant botulinum products to meet public health requirements in the United Kingdom.

The licensed patent portfolio includes one U.S. patent with claims to the composition of matter of recombinant components of Clostridium botulinum, which expires in 2016. Additional composition of matter and method of use claims are pending in three U.S. patent applications, which if issued as patents also would expire in 2016. The licensed portfolio also includes seven foreign applications, which if issued would expire in 2016.

Under each license agreement, we are required to pay HPA royalties on sales of the licensed product by us, our affiliates or third party sublicensees in the major market countries of the United States, United Kingdom, France, Germany, Italy and Japan, and a separate royalty on sales of the licensed product by us and our affiliates in any other country.

Under each license agreement, we are generally obligated to use commercially reasonable efforts to respond to applicable solicitations or procurement proposals from, and to enter into contracts with, governmental agencies in each of the major market countries with respect to the licensed product. We may satisfy this obligation by filing an IND with respect to a licensed product by November 2009. If we fail to file an IND within that time period under either of the license agreements, we are obligated to pay HPA an annual fee until an IND has been filed.

In November 2004, we also entered into two separate development agreements with HPA pursuant to which HPA agreed to conduct specified tests, studies and other development activities with respect to the botulinum toxoid product and the recombinant botulinum product in accordance with mutually-agreed development plans. We have satisfied minimum contractual commitments to compensate HPA for this development work. HPA also agreed to provide us with clinical supplies of the botulinum toxoid product and the recombinant botulinum product for clinical trials.

The term of each development agreement lasts until the development activities are completed. HPA may terminate each development agreement as a result of our uncured material breach or insolvency. Each of the development agreements automatically terminates if the applicable license agreement is terminated.

The term of each license agreement lasts until the expiration of all of our royalty obligations under the applicable license agreement. We are obligated to pay royalties under each license agreement, on a product-by-product and country-by-country basis, until the later of seven years from first commercial sale of the first licensed product in that country and the expiration of the last-to-expire licensed patent in that country. HPA may terminate each license agreement if we terminate the applicable development agreement without cause before we have paid, or if HPA terminates such development agreement due to our failure to pay, the minimum commitment amount set forth in such development agreement. In addition, HPA may terminate each license agreement as a result of our uncured material breach or insolvency.

Government contracts

We have an ongoing BioThrax supply contract with the DoD, which purchases BioThrax for immunization of military personnel. In addition, we supply BioThrax to HHS for placement into the strategic national stockpile.

Department of Defense. Since 1998, we have been a party to two supply agreements for BioThrax with the DoD. We have completed delivery of all of the doses of BioThrax under our first contract with the DoD. In November 2003, we entered into a follow-on, second supply contract with the DoD. This second contract is referred to as an indefinite delivery/indefinite quantity contract. Under this contract, the DoD is obligated to acquire a minimum number of doses of BioThrax and has the right to acquire up to a maximum number of doses. We invoice the DoD for progress payments under the contract upon reaching pre-determined process stages in the manufacture of BioThrax. The contract provides for the supply of BioThrax to the DoD through September 30, 2006. We expect to deliver all of the remaining doses of BioThrax under our contract with the DoD within the contract term.

Department of Health and Human Services. In May 2005, we entered into an agreement to supply five million doses of BioThrax to HHS for placement into the strategic national stockpile for a fixed price of $123 million. We have completed delivery of all of the five million doses of BioThrax to HHS. In May 2006, we entered into a contract modification with HHS for the delivery of an additional five million doses of BioThrax to HHS by May 2007 for a fixed price of $120 million. Our contract with the HHS does not provide for progress payments. We invoice HHS under the contract upon completing delivery of the specified doses of BioThrax.

U.S. government indemnification. Under contractual provisions, the U.S. government indemnifies us against claims by third parties for death, personal injury and other damages related to BioThrax, including reasonable litigation and settlement costs, to the extent that the claim or loss results from specified risks not covered by insurance or caused by our grossly negligent or criminal behavior. As required under such contracts, we have notified the DoD of personal injury claims that have been filed against us as a result of the vaccination of U.S. military personnel with BioThrax and are seeking reimbursement from DoD for all costs incurred in defending these claims. In addition, HHS has agreed that BioThrax delivered for inclusion in the strategic national stockpile will not be used in humans unless mutually agreeable indemnification is approved.

Safety Act and other statutory protections. We have applied to the Department of Homeland Security pursuant to the Safety Act enacted by the U.S. Congress in 2002 for liability protection for sales of BioThrax. The Safety Act creates product liability limitations for qualifying anti-terrorism technologies for claims arising from or related to an act of terrorism. In addition, the Safety Act provides a process by which an anti-terrorism technology may be certified as an “approved product” by the Department of Homeland Security and therefore entitled to a rebuttable presumption that the government contractor defense applies to sales of the product. If the Department of Homeland Security does not designate BioThrax as a qualifying anti-terrorism technology, we would not be entitled to the benefits of the Safety Act.

The government contractor defense, under specified circumstances, extends the sovereign immunity of the United States to government contractors who manufacture a product for the government. Specifically, for the government contractor defense to apply, the government must approve reasonably precise specifications, the product must conform to those specifications and the supplier must warn the government about known dangers arising from the use of the product. We have successfully asserted the government contractor defense in product liability litigation in federal district court in Michigan.

As part of the 2006 Defense Authorization Act, the U.S. Congress adopted the Public Readiness and Emergency Preparedness Act, which offers targeted liability protections to those involved in the development, manufacturing and deployment of pandemic and epidemic products and security countermeasures. The Public Readiness and Emergency Preparedness Act provides immunity, subject to limited exceptions, for claims arising out of, related to or resulting from the administration or use of a covered countermeasure.

Government regulation

The FDA and comparable regulatory agencies in state and local jurisdictions and in foreign countries impose substantial requirements for the preclinical and clinical development, manufacture, distribution and marketing of pharmaceutical and biological products, including immunobiotics. These agencies and other federal, state and local entities regulate research and development activities and the testing, manufacture, quality control, safety, effectiveness, labeling, storage, distribution, recordkeeping, approval, advertising, sale, promotion, import, and export of our products and product candidates.

U.S. government regulation

In the United States, BioThrax and our product candidates are regulated by the FDA as biological products. Biologics are subject to regulation under the Federal Food, Drug, and Cosmetic Act, or the FDCA, the Public Health Service Act, or the PHSA, the regulations promulgated under the FDCA and the PHSA and other federal, state, and local statutes and regulations. Violations of regulatory requirements at any stage may result in various adverse consequences, including delay in approving or refusal to approve a product. Violations of regulatory requirements also may result in enforcement actions, including withdrawal of approval, labeling restrictions, seizure of products, fines, injunctions or civil or criminal penalties.

The process required by the FDA under these laws before our product candidates may be marketed in the United States generally involves the following:

•	preclinical laboratory and animal tests;

•	submission to the FDA of an IND, which must become effective before clinical trials may begin;

•	completion of human clinical trials and other studies to establish the safety and efficacy of the proposed product for each intended use;

•	FDA review of whether the facility in which the product is manufactured, processed, packed or held complies with cGMP requirements designed to assure the product’s continued quality; and

•	submission to the FDA and approval of an NDA in the case of a drug, or a BLA in the case of a biologic, containing preclinical and clinical data, proposed labeling and information to demonstrate that the product will be manufactured to appropriate standards of identity, purity and quality.

The research, development and approval process requires substantial time, effort and financial resources, and approvals may not be granted on a timely or commercially viable basis, if at all.

Preclinical studies

Preclinical studies include laboratory evaluation of the product candidate, its chemistry, formulation and stability, as well as animal studies to assess its potential safety and efficacy. We submit the results of the preclinical studies, together with manufacturing information, analytical data and any available clinical data or literature to the FDA as part of an IND, which must become effective before we may begin human clinical trials. The IND submission also contains clinical trial protocols, which describe the design of the proposed clinical trials. The IND becomes effective 30 days after the FDA receives the filing, unless the FDA, within the 30-day time period, raises concerns or questions about the conduct of the preclinical trials or the design of the proposed clinical trials as outlined in the IND. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can begin. In addition, an independent Institutional Review Board charged with protecting the welfare of human subjects involved in research at each medical center proposing to conduct the clinical trials must review and approve any clinical trial. Furthermore, study subjects must provide informed consent for their participation in the clinical trial.

Clinical trials

Human clinical trials are typically conducted in three sequential phases, which may overlap:

•	In a Phase I clinical trial, the drug or biologic is initially administered into healthy human subjects or subjects with the target condition and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion.

•	In a Phase II clinical trial, the drug or biologic is administered to a limited subject population to identify possible adverse effects and safety risks, the efficacy of the product for specific targeted diseases and dosage tolerance and optimal dosage.

•	A Phase III clinical trial is undertaken if a Phase II clinical trial demonstrates that a dosage range of the drug or biologic is effective and has an acceptable safety profile. In a Phase III clinical trial, the drug or biologic is administered to an expanded population, often at geographically dispersed clinical trial sites, to further evaluate dosage and clinical efficacy and to further test for safety.

U.S. law requires that trials to support approval for product marketing be “adequate and well controlled.” In general, this means that pivotal clinical trials typically must be prospective, randomized, blinded and controlled. The design of the clinical trials must be described in appropriate protocols submitted to the FDA and approved by an Institutional Review Board. Clinical trials typically compare the experimental product to either a placebo or, in some cases, a product already approved for the treatment of the applicable disease or condition. Trials must also be conducted in compliance with good clinical practice, or GCP, requirements.

In the case of product candidates that are intended to treat rare life-threatening diseases, such as infection caused by exposure to the anthrax toxin, conducting controlled clinical trials to determine efficacy may be unethical or infeasible. Under regulations issued by the FDA in 2002, often referred to as “the animal rule,” the FDA described the circumstances under which it will rely on evidence from studies in animals to provide substantial evidence of efficacy for products for which human efficacy studies are not ethical or feasible. The animal rule provides that, under these circumstances, approval of the product can be based on clinical data from trials in healthy subjects that demonstrate adequate safety and immunogenicity and efficacy data from adequate and well controlled animal studies. Among other requirements, the animal studies must establish that the biological product is reasonably likely to produce clinical benefits in humans. Because the FDA must agree that data derived from animal studies may be extrapolated to establish safety and effectiveness in humans, these studies add complexity and uncertainty to the testing and approval process. In addition, products approved under the animal rule are subject to additional regulation not normally required of other products. Additional regulation may include post-marketing study requirements, restrictions imposed on marketing or distribution or requirements to provide information to patients.

We may not successfully complete Phase I, Phase II or Phase III testing of our product candidates within any specific time period, if at all. Furthermore, the FDA or the Institutional Review Boards or the sponsor may prevent clinical trials from beginning or may place clinical trials on hold or terminate them at any point in this process if, among other reasons, they conclude that study subjects are being exposed to an unacceptable health risk.

Marketing approval

In the United States, the results of product development, preclinical studies and clinical trials must be submitted to the FDA for review and approval prior to marketing and commercial shipment of the product candidate. If the product is regulated as a drug, an NDA must be submitted and approved before commercial marketing may begin. If the product is regulated as a biologic, a BLA must be submitted and approved before commercial marketing may begin. The NDA or BLA must include a substantial amount of data and other information concerning the safety and effectiveness and, in the case of a biologic, purity and potency of the product candidate from laboratory, animal and clinical testing, as well as data and information on the finished product, including manufacturing, product stability and proposed product labeling.

Each domestic and foreign manufacturing establishment, including any contract manufacturers we may decide to use, must be listed in the NDA or BLA and must be registered with the FDA. The FDA generally will not approve an application until the FDA conducts a manufacturing inspection, approves the applicable manufacturing process for the drug or biological product and determines that the facility is in compliance with cGMP requirements. If the manufacturing facilities and processes fail to pass the FDA inspection, we will not receive approval to market these products.

Under applicable laws and FDA regulations, each NDA or BLA submitted for FDA approval is usually reviewed for administrative completeness and reviewability within 45 to 60 days following submission of the application. If deemed complete, the FDA will “file” the NDA or BLA, thereby triggering substantive review of the application. The FDA can refuse to file any NDA or BLA that it deems incomplete or not properly reviewable.

The FDA may deny an NDA or BLA if the applicable regulatory criteria are not satisfied or may require additional clinical data. Even if additional clinical data is submitted, the FDA may ultimately decide that the NDA or BLA does not satisfy the criteria for approval. If the FDA approves a product, it may limit the approved therapeutic uses for the product as described in the product labeling, require that contraindications, warning statements or precautions be included in the product labeling, require that additional studies be conducted following approval as a condition of the approval, impose restrictions and conditions on product distribution, prescribing or dispensing in the form of a risk management plan or otherwise limit the scope of any approval or post-approval, or limit labeling. Once issued, the FDA may withdraw product approval if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. In addition, the FDA may require testing and surveillance programs to monitor the effect of approved products that have been commercialized. The FDA has the power to prevent or limit further marketing of a product based on the results of these post-marketing programs.

Satisfaction of FDA requirements or similar requirements of state, local and foreign regulatory agencies often takes many years and the actual time required may vary substantially, based upon the type, complexity and novelty of the product candidate. Government regulation may delay or prevent marketing of potential products for a considerable period of time or permanently and impose costly procedures upon our activities. The FDA or other regulatory agencies may not grant approval for any of our product candidates on a timely basis, or on a commercially viable basis, if at all. Success in preclinical testing or early clinical trials does not ensure that later clinical trials will be successful, and interim results of a clinical trial do not necessarily predict final results. Data obtained from preclinical and clinical activities is not always conclusive and may be susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. Even if a product candidate receives regulatory approval, the approval may be significantly limited to specific indications. Furthermore, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market.

Ongoing regulation

Any products manufactured or distributed by us pursuant to FDA clearances or approvals are subject to pervasive and continuing regulation by the FDA, including:

•	recordkeeping requirements;

•	periodic reporting requirements;

•	cGMP requirements related to all stages of manufacturing, testing, storage, packaging, labeling and distribution of finished dosage forms of the product;

•	reporting of adverse experiences with the drug or biologic; and

•	advertising and promotion restrictions.

The FDA’s rules for advertising and promotion require in particular that we not promote our products for unapproved uses and that our promotion be fairly balanced and adequately substantiated. We must also submit appropriate new and supplemental applications and obtain FDA approval for some changes to the approved product, product labeling or manufacturing process.

Drug and biologics manufacturers and their subcontractors are required to register their establishments with the FDA and state agencies. The cGMP requirements for biological products are extensive and require considerable time, resources, and ongoing investment to comply. The regulations require manufacturers to establish validated systems to ensure that products meet high standards of sterility, purity and potency. The requirements apply to all stages of the manufacturing process, including the synthesis, processing, sterilization, packaging, labeling, storage and shipment of the biological product. The regulations require investigation and correction of any deviations from cGMP and impose documentation requirements upon us and any third party manufacturers that we may decide to use. Manufacturing establishments are subject to periodic unannounced inspections by the FDA and state agencies for compliance with cGMP. The FDA is authorized to inspect manufacturing facilities without a warrant at reasonable times and in a reasonable manner. We or our present or future suppliers may not be able to comply with cGMP and other FDA regulatory requirements.

In addition, cGMP requirements are constantly evolving, and new or different requirements may apply in the future. We, our collaborators or third party contract manufacturers may not be able to comply with the applicable regulations. After regulatory approvals are obtained, the subsequent discovery of previously unknown problems, or the failure to maintain compliance with existing or new regulatory requirements, may result in:

•	restrictions on the marketing or manufacturing of a product;

•	warning letters;

•	withdrawal of the product from the market;

•	refusal to approve pending applications or supplements to approved applications;

•	voluntary or mandatory product recall;

•	fines or disgorgement of profits or revenue;

•	suspension or withdrawal of regulatory approvals;

•	refusal to permit the import or export of products;

•	product seizure; and

•	injunctions or the imposition of civil or criminal penalties.

The FDA’s policies may change and additional government regulations may be enacted that could prevent or delay regulatory approval of our product candidates. Moreover, increased attention to the containment of health care costs in the United States and in foreign markets could result in new government regulations. We cannot predict the likelihood, nature or extent of adverse governmental regulation that might arise from future legislative or administrative action in the United States or abroad. We and our product candidates are also subject to a variety of state laws and regulations in those states or localities where they are or will be marketed. Any applicable state or local regulations may hinder our ability to market our product candidates in those states or localities.

Biologics review for BioThrax

The NIH originally approved the manufacture and sale of BioThrax in 1970 pursuant to the regulatory process in effect at the time. In 1972, responsibility for approving biological products was transferred from the NIH to the FDA. Following that transfer of responsibility, the FDA established procedures for reviewing the safety, efficacy and labeling of biological products, including BioThrax, that had been approved by the NIH prior to July 1, 1972. Under the biologics review process, the FDA appointed advisory panels of independent experts to evaluate previously approved biologic products and to advise the FDA as to whether the products were safe, effective and not misbranded. After reviewing a particular panel’s recommendation, the FDA publishes the panel’s report, along with a proposed order recommending classification of the biological product into one of three categories: Category I, safe, effective and not misbranded; Category II, unsafe, ineffective or misbranded; or Category III, not within Category I or Category II because further studies are required. After a ninety-day comment period, the FDA reviews any comments and then publishes a final rule or order classifying the product at issue as Category I, II or III. Only after publishing a final order does the FDA then take action with respect to individual products. For example, if the biologics review determines that a specific product is not safe and effective, the FDA would initiate the process of revoking the approval for the product. Likewise, if further study is required before the status of a product can be determined, the sponsor would be required to come forward with additional data within prescribed time periods. The FDA completed the biologics review for BioThrax in 2005, classifying the product as Category I, safe, effective and not misbranded.

Regulation of immune globulin products

Products derived from humans, including our immune globulin candidates, are subject to additional regulation. The FDA regulates the screening and vaccination of human donors and the process of collecting source plasma. FDA regulations require that all donors be tested for suitability and provide informed consent prior to vaccination or collection of source plasma for the immune globulin. The vaccination and collection of source plasma may also be subject to Institutional Review Board approval or to an IND, depending on factors such as whether donors are to be vaccinated according to the vaccine’s approved schedule. The FDA also regulates the process of testing, storage and processing of source plasma, which is used to manufacture immune globulin candidates for use in clinical trials and, after approval by the FDA, for commercial distribution.

Regulation related to bioterrorism counteragents and pandemic preparedness

Because some of our products or product candidates are intended for the treatment of diseases that may result from acts of bioterrorism or for pandemic preparedness, they may be subject to the specific requirements described below.

Project BioShield

The Project BioShield Act of 2004 provides expedited procedures for bioterrorism related procurement, hiring and awarding of research grants, making it easier for HHS to quickly commit funds to countermeasure projects. Project BioShield relaxes procedures under the Federal Acquisition Regulation for procuring up to $25 million of property or services used in performing, administering or supporting biomedical countermeasure research and development. In addition, if the Secretary of HHS deems that there is a pressing need, Project BioShield authorizes the Secretary to use an expedited award process, rather than the normal peer review process, for grants, contracts and cooperative agreements related to biomedical countermeasure research and development activity. This power is limited to awards of $1.5 million or less.

Under Project BioShield, the Secretary of HHS, with the concurrence of the Secretary of the Department of Homeland Security and upon the approval of the President, can contract to purchase unapproved countermeasures for the strategic national stockpile in specified circumstances. Congress is notified of a recommendation for a stockpile purchase after Presidential approval. Project BioShield specifies that a company supplying the countermeasure to the strategic national stockpile is paid on delivery of a substantial portion of the countermeasure. To be eligible for purchase under these provisions, the Secretary of HHS must determine that there is sufficient and satisfactory clinical results or research data, including data, if available, from preclinical and clinical trials, to support a reasonable conclusion that the countermeasure will qualify for approval or licensing within eight years. Project BioShield also allows the Secretary of HHS to authorize the emergency use of medical products that have not yet been approved by the FDA. To exercise this authority, the Secretary of HHS must conclude that:

•	the agent for which the countermeasure is designed can cause serious or life-threatening disease;

•	the product may reasonably be believed to be effective in detecting, diagnosing, treating or preventing the disease;

•	the known and potential benefits of the product outweigh its known and potential risks;

•	there is no adequate alternative to the product that is approved and available; and

•	any other criteria prescribed in regulations are met.

Although this provision permits the Secretary of HHS to circumvent the FDA approval process, its use would be limited to rare circumstances. We cannot predict whether these authorities would be applicable to any of our current product candidates.

Safety Act

The Safety Act enacted by the U.S. Congress in 2002 creates product liability limitations for qualifying anti-terrorism technologies for claims arising from or related to an act of terrorism. In addition, the Safety Act provides a process by which an anti-terrorism technology may be certified as an “approved product” by the Department of Homeland Security and therefore entitled to a rebuttable presumption that the government contractor defense applies to sales of the product. The government contractor defense, under specified circumstances, extends the sovereign immunity of the United States to government contractors who manufacture a product for the government. Specifically, for the government contractor defense to apply, the government must approve reasonably precise specifications, the product must conform to those specifications and the supplier must warn the government about known dangers arising from the use of the product. Our products or product candidates may not qualify for the protections of the Safety Act or the government contractor defense.

Public Readiness and Emergency Preparedness Act

The Public Readiness and Emergency Preparedness Act enacted by the U.S. Congress in 2005 provides immunity for manufacturers from all claims under state or federal law for “loss” arising out of the administration or use of a “covered countermeasure.” “Covered countermeasures” include security countermeasures and “qualified pandemic or epidemic products,” including products intended to diagnose or treat pandemic or epidemic disease, such as pandemic vaccines, as well as treatments intended to address conditions caused by such products. For these immunities to apply, the Secretary of HHS must issue a declaration in cases of public health emergency or “credible risk” of a future public health emergency. In the declaration, the Secretary may recommend the manufacture, administration or use of one or more countermeasures. Once the Secretary issues a declaration invoking the immunity provisions of the Act for the specified countermeasures, immunity applies with regard to administration or use of those countermeasures during the effective period of the declaration and for the diseases specified in the declaration. However, injured persons may still bring a suit for “willful misconduct” against the manufacturer under some circumstances. A declaration also triggers the establishment of a compensation program. If Congress funds the compensation program, persons injured by a qualified countermeasure must first seek compensation under the program before they may bring a suit alleging willful misconduct. We cannot predict whether our products or product candidates would fall within the provisions of this law, whether Congress would fund the relevant compensation program or if the necessary prerequisites for immunity would be triggered.

Foreign regulation

In addition to regulations in the United States, we will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of our products. Whether or not we obtain FDA approval for a product, we must obtain approval of a product by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The actual time required to obtain clearance to market a product in a particular foreign jurisdiction may vary substantially, based upon the type, complexity and novelty of the pharmaceutical product candidate and the specific requirements of that jurisdiction. The requirements governing the conduct of clinical trials, marketing authorization, pricing and reimbursement vary from country to country.

In the European Union, our products are subject to extensive regulatory requirements. As in the United States, the marketing of medicinal products has for many years been subject to the granting of marketing authorizations by regulatory agencies. European Union member states require both regulatory clearance and a favorable ethics committee opinion prior to the commencement of a clinical trial, whatever its phase. Under European Union regulatory systems, we may submit marketing authorization applications either under a centralized or decentralized procedure.

The centralized procedure provides for the grant of a single marketing authorization that is valid for all European Union member states. The centralized procedure is currently mandatory for products developed by means of a biotechnological process, including recombinant DNA technology, the controlled expression of genes coding for biologically active proteins and monoclonal antibody methods, and new chemical entities for the treatment of acquired immune deficiency syndrome, cancer and neurodegenerative disorder or diabetes. Beginning in May 2008, the centralized procedure will be mandatory for products for the treatment of auto-immune diseases and other immune dysfunctions and viral diseases. The centralized process is optional for medicines that constitute a “significant therapeutic, scientific or technical innovation” or for which a centralized process is in the interest of patients.

The decentralized procedure provides for mutual recognition of national approval decisions. Under this procedure, the holder of a national marketing authorization may submit an application to the remaining member states. Within 90 days of receiving the applications and an assessment report, each member state must decide whether to recognize approval. If a member state does not recognize the marketing authorization, the disputed points are eventually referred to the European Commission, whose decision is binding on all member states.

Unlike the United States, the European Union member states do not have separate rules or review procedures for biologics and vaccines. Regulators apply broadly consistent principles and standards when reviewing applications, although they accept that the nature of the efficacy data supporting a vaccine application is likely to differ from the data that would support applications for the majority of therapeutic products. However, there are special procedures for some types of vaccine products. For example, influenza vaccines are subject to accelerated review and approval each year, following the release by the World Health Organization of the annual influenza strains. European Union member states have the discretion to require that marketing authorization holders submit samples of live vaccines or other immunological products for examination and formal batch release by a government control laboratory prior to release onto the market.

Orphan drugs

Under the Orphan Drug Act, special incentives exist for sponsors to develop products for rare diseases or conditions, which are defined to include those diseases or conditions that affect fewer than 200,000 people in the United States. A vaccine also can receive these incentives if it is expected to be administered to fewer than 200,000 persons per year. Sponsors may request that the FDA grant a drug orphan designation prior to approval. Biologics may qualify for designation as an orphan drug.

Products designated as orphan drugs are eligible for special grant funding for research and development, FDA assistance with the review of clinical trial protocols, potential tax credits for research, reduced filing fees for marketing applications and a special seven-year period of market exclusivity after marketing approval. Orphan drug exclusivity prevents FDA approval of applications by others for the same drug or biologic intended for use for the designated orphan disease or condition. The FDA may approve a subsequent application from another person if the FDA determines that the application is for a different product or different use, or if the FDA determines that the subsequent product is clinically superior or that the holder of the initial orphan drug approval cannot assure the availability of sufficient quantities of the drug or biologic to meet the public’s need. The FDA also may approve another application for the same drug or biologic that has orphan exclusivity but for a different use, in which case the competing drug or biologic could be prescribed by physicians outside its FDA approval for the orphan use notwithstanding the existence of orphan exclusivity. A grant of an orphan designation is not a guarantee that a product will be approved.

The European Union operates an equivalent system to encourage the development and marketing of medicinal products for rare diseases. Applications for orphan designations are submitted to the European Medicines Agency and reviewed by a Committee on Orphan Medicinal Products, comprising representatives of the member states, patient groups and other persons. The final decision is made by the European Commission.

A product can be designated as an orphan drug if it is intended for either a life-threatening or chronically debilitating condition affecting not more than 5 in 10,000 persons in the European Community when the application is made or a life-threatening, seriously debilitating or serious and chronic condition in the European Community for which, without incentives, it is unlikely that the marketing of the product in the Community would generate sufficient return to justify the necessary investment. In either case, the applicant must also demonstrate that there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized in the European Community or, if such method exists, that the medicinal product will be of significant benefit to those affected by that condition.

After a marketing authorization has been granted in the European Community for an orphan product, no similar product may be approved for a period of ten years. At the end of the fifth year, however, any member state can initiate proceedings to restrict that period to six years if it believes the criteria for orphan designation no longer apply, for example, because the prevalence of disease has increased or the manufacturer is earning an unreasonable profit. In addition, competitive products can be approved during the marketing exclusivity period if they are not similar to the original product or are safer, more effective or otherwise clinically superior to it.

None of our products or product candidates have been designated as orphan drugs.

Reimbursement and pricing controls

In many of the markets where we or our potential collaborators would commercialize a product following regulatory approval, the prices of pharmaceutical products are subject to direct price controls by law and to reimbursement programs with varying price control mechanisms.

In the United States, there has been an increased focus on drug and biologic pricing in recent years. Although there are currently no direct government price controls over private sector purchases in the United States, federal legislation requires pharmaceutical manufacturers to pay prescribed rebates on specified drugs and biologics to enable them to be eligible for reimbursement under public health care programs such as Medicaid. Vaccines are generally exempt from these programs. Various states have adopted further mechanisms that seek to control drug and biologic prices, including by disfavoring higher priced products and by seeking supplemental rebates from manufacturers. Managed care has also become a potent force in the market place that increases downward pressure on the prices of pharmaceutical products. Federal legislation, enacted in December 2003, has altered the way in which physician-administered drugs and biologics covered by Medicare are reimbursed. Under the new reimbursement methodology, physicians are reimbursed based on a product’s “average sales price.” This new reimbursement methodology has generally led to lower reimbursement levels. The new federal legislation also has added an outpatient prescription drug benefit to Medicare, which went into effect in January 2006. These benefits will be provided primarily through private entities, which we expect will attempt to negotiate price concessions from pharmaceutical manufacturers.

Public and private health care payors control costs and influence drug and biologic pricing through a variety of mechanisms, including through negotiating discounts with the manufacturers and through the use of tiered formularies and other mechanisms that provide preferential access to particular products over others within a therapeutic class. Payors also set other criteria to govern the uses of a drug or biologic that will be deemed medically appropriate and therefore reimbursed or otherwise covered. In particular, many public and private health care payors limit reimbursement and coverage to the uses that are either approved by the FDA or that are supported by other appropriate evidence, such as published medical literature, and appear in a recognized compendium. Drug compendia are publications that summarize the available medical evidence for particular drug products and identify which uses are supported or not supported by the available evidence, whether or not such uses have been approved by the FDA.

Most non-pediatric commercial vaccines are purchased and paid for, or reimbursed by, managed care organizations, other private health plans or public insurers or paid for directly by patients. In the United States, pediatric vaccines are funded by a variety of federal entitlements and grants, as well as state appropriations. The CDC currently distributes pediatric grant funding on a discretionary basis under the Public Health Service Act. Federal and state governments purchase the majority of all pediatric vaccines produced in the United States, primarily through the Vaccine for Children Program implemented by the U.S. Congress in 1994. The Vaccine for Children Program is designed to help pay for vaccinations to disadvantaged children, including uninsured children, children on Medicaid and underinsured children who receive vaccinations at federally qualified health centers.

Different pricing and reimbursement schemes exist in other countries. In the European Community, governments influence the price of pharmaceutical products through their pricing and reimbursement rules and control of national health care systems that fund a large part of the cost of those products to consumers. Some jurisdictions operate positive and negative list systems under which products may only be marketed once a reimbursement price has been agreed. Other member states allow companies to fix their own prices for medicines, but monitor and control company profits. The downward pressure on health care costs in general, particularly prescription drugs, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries cross-border imports from low-priced markets exert a commercial pressure on pricing within a country.

Regulations regarding government contracting

Our status as a government contractor in the United States and elsewhere means that we are also subject to various statutes and regulations, including the Federal Acquisition Regulation, which govern the procurement of goods and services by agencies of the United States and other countries. These governing statutes and regulations can impose stricter penalties than those normally applicable to commercial contracts, such as criminal and civil damages liability and suspension and debarment from future government contracting. In addition, pursuant to various statutes and regulations, our government contracts can be subject to unilateral termination by the government for convenience in the United States and elsewhere, detailed auditing requirements, statutorily controlled pricing, sourcing and subcontracting restrictions and statutorily mandated processes for adjudicating contract disputes.

Vaccine Injury Compensation Program

Because the cost of vaccine related litigation had reduced significantly the number of manufacturers willing to sell childhood vaccines, the U.S. Congress enacted the National Childhood Vaccine Injury Act in 1986. The Vaccine Injury Compensation Program established under the Vaccine Injury Act is a no-fault compensation program funded by an excise tax on each dose of a covered vaccine and is designed to streamline the process of seeking compensation for those injured by childhood vaccines. The Vaccine Injury Act requires all individuals injured by a vaccine to go through the compensation program before pursuing others remedies. Although claimants can reject decisions issued under the compensation program and pursue subsequent legal action through the courts, the Vaccine Injury Act determines the circumstances under which a manufacturer may be found liable in a civil action. The Vaccine Injury Act may not protect us if our products or product candidates cause injury.

Hazardous materials and select agents

Our development and manufacturing processes involve the use of hazardous materials, including chemicals, bacteria, viruses and radioactive materials, and produce waste products. Accordingly, we are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of these materials. In addition to complying with environmental and occupational health and safety laws, we must comply with special regulations relating to biosafety administered by the CDC, HHS and the DoD.

The Public Health Security and Bioterrorism Preparedness and Response Act and the Agricultural Protection Act require us to register with the CDC and the Department of Agriculture our possession, use or transfer of select biological agents or toxins that could pose a threat to public health and safety, to animal or plant health or to animal or plant products. This legislation requires increased safeguards and security measures for these select agents and toxins, including controlled access and the screening of entities and personnel, and establishes a comprehensive national database of registered entities.

In particular, this legislation and related regulations require that we:

•	develop and implement biosafety, security and emergency response plans;

•	restrict access to select agents and toxins;

•	provide appropriate training to our employees for safety, security and emergency response;

•	comply with strict requirements governing transfer of select agents and toxins;

•	provide timely notice to the government of any theft, loss or release of a select agent or toxin; and

•	maintain detailed records of information necessary to give a complete accounting of all activities related to select agents and toxins.

Other regulations

In the United States and elsewhere, the research, manufacturing, distribution, sale and promotion of drug and biological products are potentially subject to regulation by various federal, state and local authorities in addition to the FDA, including the Centers for Medicare and Medicaid Services, other divisions of HHS, such as the Office of Inspector General, the U.S. Department of Justice and individual U.S. Attorney offices within the Department of Justice and state and local governments. For example, sales, marketing and scientific and educational grant programs must comply with the anti-kickback and fraud and abuse provisions of the Social Security Act, the False Claims Act, the privacy provisions of the Health Insurance Portability and Accountability Act and similar state laws. Pricing and rebate programs must comply with the Medicaid rebate requirements of the Omnibus Budget Reconciliation Act of 1990 and the Veterans Health Care Act of 1992. All of these activities are also potentially subject to federal and state consumer protection and unfair competition laws.

Outside the United States, advertising and promotion of medicinal products, along with associated commercial practices, are often subject to significant government regulation. We are subject to the Export Administration Regulations implemented by the Bureau of Industry and Security governing the export of BioThrax and technology for the development and use of pathogens and toxins used in the development and manufacture of BioThrax and our product candidates. In connection with our international sales activity, we are also subject to export regulations and other sanctions imposed by the Office of Foreign Assets Control of the Department of the Treasury, the antiboycott provisions of the Export Administration Act and the Internal Revenue Code and the Foreign Corrupt Practices Act.

Litigation

BioThrax product liability litigation. We currently are a defendant in three federal lawsuits filed on behalf of three individuals vaccinated with BioThrax by the U.S. Army on October 14, 2005, January 9, 2006 and January 17, 2006 that claim damages resulting from personal injuries allegedly suffered because of the vaccination. We have moved to dismiss these three lawsuits for lack of personal jurisdiction, or, in the alternative to transfer the lawsuits to federal court in Michigan. These lawsuits are in the preliminary stages of litigation, and we believe that we are entitled to indemnification under our contract with the DoD for legal fees and any damages that may result from these claims. In April 2006, the U.S. District Court for the Western District of Michigan entered summary judgment in our favor in four other lawsuits asserting similar claims asserted by approximately 120 individuals. These four lawsuits had previously been consolidated in the Michigan District Court. The District Court’s ruling in the consolidated Michigan cases was based on two grounds. First, the District Court found that we are entitled to protection under a Michigan state statute that provides immunity for drug manufacturers if the drug was approved by the FDA and its labeling is in compliance with FDA approval, unless the plaintiffs establish that the manufacturer intentionally withheld or misrepresented information to the FDA and the drug would not have been approved, or the FDA would have withdrawn approval, if the information had been accurately submitted. Second, the District Court found that we are entitled to the immunity afforded by the government contractor defense, which, under specified circumstances, extends the sovereign immunity of the United States to government contractors who manufacture a product for the government. Specifically, the government contractor defense applies when the government approves reasonably precise specifications, the product conforms to those specifications and the supplier warns the government about known dangers arising from the use of the product. The District Court found that we established each of those factors. We intend to rely on similar defenses with respect to the substantive claims asserted in our three pending lawsuits.

MilVax litigation. In 2003, six unidentified plaintiffs filed suit in the U.S. District Court for the District of Columbia against the U.S. government seeking to enjoin the Anthrax Vaccine Immunization Program administered under MilVax under which all military personnel were required to be vaccinated with BioThrax. On October 27, 2004, the District Court enjoined the DoD from administering BioThrax to military personnel without their informed consent or a Presidential waiver. This ruling was based in part on the District Court’s finding that the FDA, as part of its review of all biological products approved prior to 1972, had not properly issued a final order determining that BioThrax is safe and effective and not misbranded. In December 2005, the FDA issued a final order determining that BioThrax is safe and effective and not misbranded. On February 9, 2006, the U.S. Court of Appeals for the District of Columbia, on appeal of the injunction by the government, ruled that the injunction had dissolved by its own terms as a result of the FDA’s final order and remanded the case to the District Court with instructions that the District Court consider the government’s request to vacate the District Court’s opinion. Although we are not a party to this lawsuit, if the District Court institutes another injunction or otherwise restricts the administration of BioThrax by the DoD, the amount of future purchases of BioThrax by the DoD could be limited.

Other.  We are, and may in the future become, subject to other legal proceedings, claims and litigation arising in the ordinary course of our business in connection with the manufacture, distribution and use of our products and product candidates. For example, BioPort is a defendant, along with many other vaccine manufacturers, in a series of lawsuits that have been filed in various state and federal courts in the United States alleging that thimerosal, a mercury-containing preservative used in the manufacture of some vaccines, caused personal injuries. BioPort is currently a named defendant in 41 lawsuits pending in two jurisdictions: four in California and 37 in Illinois. The products at issue in these lawsuits are pediatric vaccines and immune globulins. Because we are not currently and have not historically been in the business of manufacturing or selling pediatric vaccines, we do not believe that we manufactured the pediatric vaccines at issue in the lawsuits. Under a contractual obligation to the State of Michigan, we manufactured one batch of vaccine suitable for pediatric use. However, the contract required the State to use the vaccine solely for Michigan public health purposes. One plaintiff in a thimerosal lawsuit alleges that he was injured by immune globulin containing thimerosal. We previously manufactured human immune globulin that contained thimerosal. We no longer manufacture any products that contain thimerosal. We believe that our defense costs for these thimerosal lawsuits will be covered by applicable product liability insurance and have submitted a request for coverage to our carriers for defense costs incurred to date.

Personnel

As of July 31, 2006, we had 469 employees, including 125 employees engaged in product development, 246 employees engaged in manufacturing, seven employees engaged in sales and marketing and 91 employees engaged in general and administrative activities. We believe that our future success will depend in part on our continued ability to attract, hire and retain qualified personnel. None of our employees is represented by a labor union or covered by collective bargaining agreements. We believe that our relations with our employees are good.

Management

Our executive officers and directors and their respective ages and positions as of July 31, 2006 are as follows:

Name	Age	Position

Fuad El-Hibri	48	President, Chief Executive Officer and Chairman of the Board of Directors
Edward J. Arcuri, Ph.D.	55	Executive Vice President and Chief Operating Officer
Robert G. Kramer, Sr.	49	President and Chief Executive Officer, BioPort Corporation
Steven N. Chatfield, Ph.D.	49	Chief Scientific Officer and President, Emergent Product Development UK Limited
Daniel J. Abdun-Nabi	51	Senior Vice President Corporate Affairs, General Counsel and Secretary

Kyle W. Keese	44	Senior Vice President Marketing and Communications
R. Don Elsey	53	Vice President Finance, Chief Financial Officer and Treasurer
Joe M. Allbaugh	54	Director
Zsolt Harsanyi, Ph.D.(1)(2)(3)	62	Director
Jerome M. Hauer	54	Director
Shahzad Malik, M.D.(1)(2)	39	Director
Ronald B. Richard(1)(2)(3)	50	Director
Louis W. Sullivan, M.D.	72	Director

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Nominating and Corporate Governance Committee.

Fuad El-Hibri. Mr. El-Hibri has served as chief executive officer and as chairman of our board of directors since June 2004 and as president since March 2006. Mr. El-Hibri served as chief executive officer and chairman of the board of directors of BioPort Corporation from May 1998 until June 2004, when, as a result of our corporate reorganization, BioPort became a wholly owned subsidiary of Emergent. Mr. El-Hibri has served as chairman of Digicel Holdings, Ltd., a privately held telecommunications firm, since August 2000. He served as president of Digicel from August 2000 to February 2005. Mr. El-Hibri has served as chairman of East West Resources Corporation, a venture capital and financial consulting firm, since June 1990. He served as president of East West Resources from September 1990 to January 2004. Mr. El-Hibri is a member of the board of trustees of American University and a member of the board of directors of the International Biomedical Research Alliance, an academic joint venture among the NIH, Oxford University and Cambridge University. He also serves as director and treasurer of El-Hibri Charitable Foundation. Mr. El-Hibri received a master’s degree in public and private management from Yale University and a B.A. in economics from Stanford University.

Edward J. Arcuri, Ph.D. Dr. Arcuri has served as executive vice president and chief operating officer since January 2005. Dr. Arcuri served as senior vice president of manufacturing operations from September 2003 to January 2005 and senior vice president of vaccine manufacturing from January 2002 to

September 2003 for MedImmune, Inc., a biotechnology company. Dr. Arcuri served as senior vice president, operations from May 1999 to January 2002, vice president, manufacturing from July 1999 to May 2000 and chief operating officer from May 2001 to January 2002 at Aviron, Inc., a biotechnology company, which was acquired by MedImmune in January 2002. Prior to joining Aviron, Dr. Arcuri served in various management positions at North American Vaccine, Inc., Merck & Co. and SmithKline Beecham Pharmaceuticals, formerly SmithKline & French Laboratories. Dr. Arcuri received both a Ph.D. and an M.S. in biology from Rensselaer Polytechnic Institute and a B.S. in biology from the State University of New York at Albany.

Robert G. Kramer, Sr. Mr. Kramer has served as president and chief executive officer of BioPort Corporation since July 2004. Mr. Kramer served as chief financial officer of BioPort from February 1999 to August 2000, as chief operating officer of BioPort from September 2000 to June 2004 and as president of BioPort from October 2001 to June 2004. Prior to joining BioPort, Mr. Kramer served in various financial management positions at Pharmacia Corp., which was subsequently acquired by Pfizer Inc., and with subsidiaries of Northwest Industries. Mr. Kramer received an M.B.A. from Western Kentucky University and a B.S. in industrial management from Clemson University.

Steven N. Chatfield, Ph.D. Dr. Chatfield has served as chief scientific officer since January 2005 and as president of our subsidiary, Emergent Product Development UK Limited, since June 2005. Dr. Chatfield served as development director and chief scientific officer of Microscience Limited, a U.K. biotechnology company, from March 1999 to December 2004. We acquired Microscience in June 2005. Prior to joining Microscience, Dr. Chatfield held various positions in the field of vaccine research and development, including director of biotechnology at Medeva plc, director of research at Evans Medical and several positions at Wellcome Biotechnology and the Wellcome Foundation. Dr. Chatfield received a Ph.D. from the Council for National Academic Awards in association with the University of Birmingham in the United Kingdom.

Daniel J. Abdun-Nabi. Mr. Abdun-Nabi has served as senior vice president corporate affairs, general counsel and secretary since December 2004. Mr. Abdun-Nabi served as vice president and general counsel from May 2004 to December 2004. Mr. Abdun-Nabi served as general counsel for IGEN International, Inc., a biotechnology company, and its successor BioVeris Corporation, from September 1999 to May 2004. Prior to joining IGEN, Mr. Abdun-Nabi served as senior vice president, legal affairs, general counsel and secretary of North American Vaccine, Inc. Mr. Abdun-Nabi received an L.L.M. in taxation from Georgetown University Law Center, a J.D. from the University of San Diego School of Law and a B.A. in political science from the University of Massachusetts, Amherst.

Kyle W. Keese. Mr. Keese has served as senior vice president marketing and communications since March 2006. Mr. Keese served as vice president of sales and marketing of Emergent from June 2004 to March 2006 and of BioPort Corporation from June 2003 to June 2004. Mr. Keese served as vice president, business development for Antex Biologics, Inc., a biotechnology company, from March 2001 to May 2003, when we acquired substantially all of the assets of Antex. Prior to joining Antex, Mr. Keese served in various business development, marketing and sales management positions at IGEN International and Abbott Laboratories and as an officer in the U.S. Navy. Mr. Keese received an M.B.A. from National University and a B.A. in mathematics and computer science from Tulane University.

R. Don Elsey. Mr. Elsey has served as chief financial officer since March 2006 and as vice president finance and treasurer since June 2005. Mr. Elsey served as the director of finance and administration at IGEN International, Inc., a biotechnology company, and its successor BioVeris Corporation, from April 2000 to June 2005. Prior to joining IGEN, Mr. Elsey served as director of finance at Applera, a genomics and sequencing company, and in several finance positions at International Business Machines, Inc.

Mr. Elsey received an M.B.A. in finance and a B.A. in economics from Michigan State University. Mr. Elsey is a certified management accountant.

Joe M. Allbaugh.  Mr. Allbaugh has served as a director since June 2006. Mr. Allbaugh has served as president and chief executive officer of The Allbaugh Company, LLC, a corporate strategy and consulting services firm, since March 2003. Mr. Allbaugh served as director of the Federal Emergency Management Agency from February 2001 to March 2003. Previously, Mr. Allbaugh served as deputy secretary of transportation of the Oklahoma Department of Transportation and manager of a number of state and federal political campaigns. Mr. Allbaugh serves on the boards of directors of Citadel Security Software Inc., a publicly held enterprise security software company, and UltraStrip Systems, Inc., a publicly held technology company in the defense, homeland security and global ship repair markets. Mr. Allbaugh also serves on the board of advisors of Compressus Inc., a privately held software company. Mr. Allbaugh received a B.A. in political science from the Oklahoma State University.

Zsolt Harsanyi, Ph.D.  Dr. Harsanyi has served as a director since August 2004. Dr. Harsanyi has served as chief executive officer and chairman of the board of directors of Exponential Biotherapies Inc., a private biotechnology company, since December 2004. Dr. Harsanyi served as president of Porton International plc, a pharmaceutical and vaccine company, from January 1983 to December 2004. Dr. Harsanyi was a founder of Dynport Vaccine Company LLC in September 1996. Prior to joining Porton International, Dr. Harsanyi was vice-president of corporate finance at E.F. Hutton, Inc. Previously, Dr. Harsanyi directed the first assessment of biotechnology for the U.S. Congress’ Office of Technology Assessment, served as a consultant to the President’s Commission for the Study of Ethical Problems in Medicine and Biomedical and Behavioral Research and was on the faculties of Microbiology and Genetics at Cornell Medical College. Dr. Harsanyi received a Ph.D. from Albert Einstein College of Medicine and a B.A. from Amherst College.

Jerome M. Hauer.  Mr. Hauer has served as a director since June 2005. Mr. Hauer has served as chief executive officer at The Hauer Group, a consulting services firm, since March 2006. Mr. Hauer served as senior vice president and co-chair of the homeland security practice of Fleishman-Hillard Government Relations, a government relations service firm, from January 2005 to March 2006. Prior to joining Fleishman-Hillard, Mr. Hauer served as the director of Response to Disaster and Emergencies Institute and assistant professor at the George Washington University School of Public Health from November 2003 to December 2004. Mr. Hauer served as acting assistant secretary for public health emergency preparedness of HHS from June 2002 to November 2003 and as director of the office of public health preparedness of HHS from May 2002 to June 2002. He also served as managing director of the crisis and consequence management group at Kroll Associates, a risk consulting firm, from October 2000 to February 2002. Mr. Hauer served as the first director of the New York City Mayor’s Office of Emergency Management under Mayor Rudolph Giuliani. He also served as the director of Emergency Medical Services and Emergency Management as well as director of the Department of Fire and Buildings for the State of Indiana under Governor Evan Bayh. Mr. Hauer serves on the board of directors of Hollis Eden Pharmaceuticals, Inc., a publicly held pharmaceutical company. Mr. Hauer previously served as a member of the Health Advisory Board of the Johns Hopkins School of Public Health and as a member of the National Academy of Science’s Institute of Medicine’s Committee to Evaluate the R&D Needs for Improving Clinical Medical Response to Chemical or Biological Terrorism Incidents. Mr. Hauer received an M.H.S. in public health from Johns Hopkins University School of Hygiene and Public Health and a B.A. from New York University.

Shahzad Malik, M.D.  Dr. Malik has served as a director since June 2005. Dr. Malik has served as a general partner of Advent Venture Partners, a venture capital firm, since April 1999. Prior to joining Advent Venture Partners, Dr. Malik spent two years at McKinsey & Company where he focused on healthcare and investment banking and six years as a practicing physician specializing in cardiology. Dr. Malik also serves on the board of directors for several private biotechnology companies. Dr. Malik received his M.D. from Cambridge University and an M.A. in physiological sciences from Oxford University.

Ronald B. Richard.  Mr. Richard has served as a director since January 2005. Mr. Richard has served as the president and chief executive officer of the Cleveland Foundation, the nation’s oldest community foundation, since June 2003. Mr. Richard served as chief operating officer of In-Q-Tel, a venture capital fund that provides technologies to the Central Intelligence Agency, from March 2001 to August 2002. Prior to joining In-Q-Tel, Mr. Richard served in various senior management positions at Matsushita Electric Industrial Co., a consumer electronics company. Mr. Richard is a former U.S. foreign service officer. He served in Osaka/Kobe, Japan and as a desk officer for North Korean, Greek and Turkish affairs at the U.S. Department of State in Washington, D.C. Mr. Richard previously served as chairman of the board of trustees of the International Biomedical Research Alliance, an academic joint venture among the NIH, Oxford University and Cambridge University. Mr. Richard received an M.A. in international relations from Johns Hopkins University School of Advanced International Studies and a B.A. in history from Washington University. He holds an honorary doctorate in humane letters from Notre Dame College.

Louis W. Sullivan, M.D. Dr. Sullivan has served as a director since June 2006. Dr. Sullivan has served as president emeritus of Morehouse School of Medicine since July 2002. Dr. Sullivan served as president of Morehouse School of Medicine from 1981 to 1989 and from 1993 to 2002. From 1989 to 1993, Dr. Sullivan was Secretary of HHS. Dr. Sullivan also serves on the boards of directors of United Therapeutics Corporation, BioSante Pharmaceuticals, Inhibitex, Inc. and Henry Schein, Inc., publicly traded biotechnology companies. He is a founder and chairman of Medical Education for South African Blacks, Inc., a trustee of Morehouse School of Medicine and Africare and a director of the National Center on Addiction and Substance Abuse at Columbia University. Dr. Sullivan recently retired from the boards of directors of Bristol-Myers Squibb Company, 3-M Corporation, Georgia Pacific Corporation, Cigna Corporation and Equifax, Inc. Dr. Sullivan received his M.D. from Boston University and a B.S. from Morehouse College.

Board composition and election of directors

Our board of directors is currently authorized to have and currently has seven members. Upon completion of this offering, our board of directors will be divided into three classes, each of whose members will serve for staggered three-year terms:

•	, and will serve as class I directors, and their terms will expire at our 2007 annual meeting;

•	and will serve as class II directors, and their terms will expire at our 2008 annual meeting; and

•	and will serve as class III directors, and their terms will expire at our 2009 annual meeting.

Upon the expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual meeting of stockholders in the year in which their term expires.

Until the fifth anniversary of the completion of this offering, any change in the number of directors serving on our board and the appointment and removal of the chairman of our board will require the vote of at least 75% of the directors then in office. Our directors may be removed from office only for cause and only by the affirmative vote of holders of our capital stock representing at least 75% of the voting power of all outstanding stock entitled to vote. Mr. El-Hibri, through his ownership interests in our common stock and voting arrangements among our significant stockholders, will be able to control the election of directors. See “Description of capital stock — Anti-takeover effects of Delaware law and our certificate of incorporation and by-laws.”

Four of our current directors, Mr. Allbaugh, Dr. Harsanyi, Dr. Malik and Mr. Richard are independent directors, as defined in applicable Nasdaq Stock Market rules. We refer to these directors as our “independent directors.” There are no family relationships among any of our directors or executive officers.

Board committees

Audit committee

The members of our audit committee are Dr. Harsanyi, Dr. Malik and Mr. Richard. Dr. Harsanyi chairs the committee. Our audit committee assists our board of directors in its oversight of our accounting and financial reporting processes and the integrity of our financial statements, our compliance with legal and regulatory requirements, the audits of our financial statements and the qualifications, independence and performance of our independent registered public accounting firm.

Upon the completion of this offering, our audit committee’s responsibilities will include:

•	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

•	overseeing the work of our independent registered public accounting firm, including through the receipt and consideration of reports from our independent registered public accounting firm;

•	reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

•	coordinating our board of directors’ oversight of internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

•	establishing procedures for the receipt and retention of accounting related complaints and concerns;

•	meeting independently with our independent registered public accounting firm and management; and

•	preparing the audit committee report required by Securities and Exchange Commission rules.

All audit services to be provided to us and all non-audit services, other than de minimis non-audit services, to be provided to us by our independent registered public accounting firm must be approved in advance by our audit committee.

Dr. Harsanyi and Dr. Malik are audit committee financial experts. We believe that the composition of our audit committee meets the requirements for independence under current Nasdaq Stock Market and Securities and Exchange Commission rules and regulations.

Compensation committee

The members of our compensation committee are Dr. Harsanyi, Dr. Malik and Mr. Richard. Mr. Richard chairs the committee. Our compensation committee assists the board of directors in the discharge of its responsibilities relating to the compensation of our executive officers and establishing and maintaining broad-based employee benefit plans and programs.

Upon the completion of this offering, our compensation committee’s responsibilities will include:

•	reviewing and approving, or making recommendations to the board of directors with respect to, the compensation of our chief executive officer and our other executive officers;

•	overseeing the evaluation of the performance of our senior executives;

•	overseeing and administering, and making recommendations to the board of directors with respect to, our broad-based compensation programs and our cash and equity incentive plans;

•	reviewing and making recommendations to the board of directors with respect to director compensation; and

•	preparing the compensation committee report required by Securities and Exchange Commission rules.

Nominating and corporate governance committee

The members of our nominating and corporate governance committee are Dr. Harsanyi and Mr. Richard. Dr. Harsanyi chairs the committee.

Upon the completion of this offering, our nominating and corporate governance committee’s responsibilities will include:

•	recommending to the board of directors the persons to be nominated for election as directors or to fill vacancies and to be appointed to each of the board’s committees;

•	overseeing an annual review by the board of directors with respect to management succession planning;

•	developing and recommending to the board of directors corporate governance principles and guidelines; and

•	overseeing periodic evaluations of the board of directors.

Compensation committee interlocks and insider participation

None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any entity that has one or more executive officers who serve as members of our board of directors or our compensation committee. None of the members of our compensation committee has ever been our employee.

Director compensation

Under our director compensation program, we pay each of our non-employee directors an annual retainer of $20,000 for service as a director. Each non-employee director also receives a fee for each board and committee meeting attended. The board meeting fee is $1,500 for attendance in person and $500 for attendance by telephone. The audit committee meeting fee is $1,500 for attendance in person and $500 for attendance by telephone. The compensation committee meeting fee is $1,000 for attendance in person and $300 for attendance by telephone. Following the completion of this offering, the nominating and corporate governance committee meeting fee will be $1,000 for attendance in person and $300 for attendance by telephone. Each member of our audit committee receives an additional annual retainer of $5,000. Each member of our compensation committee receives an additional annual retainer of $3,000. Following the completion of this offering, each member of our nominating and corporate governance committee will receive an annual retainer of $3,000. We reimburse our non-employee directors for out-of-pocket expenses incurred in connection with attending our board and committee meetings.

Under the director compensation program, we have granted a non-qualified option to purchase 15,000 shares of our class B common stock to each of our independent directors, unless the director’s appointment was pursuant to any transaction or other arrangement requiring such appointment, and to each of our non-employee directors who does not qualify as an independent director if our board of directors determined that the option grant was necessary to attract such non-employee director to join the board. These options vest over three years and expire ten years from the date of grant, subject to the director’s continued service as a director. Upon a change in control, as defined in each director stock option agreement, we will have the option to purchase and redeem all the options owned by the director, or held for the benefit of the director, for a purchase price equal to the difference between the option exercise price and the fair market value. In the event we exercise such repurchase option, any unvested options will be deemed fully vested on the day preceding the date of repurchase.

We have granted the following non-qualified stock options to our independent and non-employee directors:

•	On December 1, 2004, we granted a stock option to purchase 15,000 shares at an exercise price of $7.89 per share to Dr. Harsanyi.

•	On January 26, 2005, we granted a stock option to purchase 15,000 shares at an exercise price of $7.89 per share to Mr. Richard.

•	On June 15, 2005, we granted a stock option to purchase 15,000 shares at an exercise price of $10.06 per share to Mr. Hauer.

•	On June 30, 2006, we granted a stock option to purchase 15,000 shares at an exercise price of $29.58 per share to Dr. Sullivan.

•	On June 30, 2006, we granted a stock option to purchase 15,000 shares at an exercise price of $29.58 per share to Mr. Allbaugh.

Following the completion of this offering, pursuant to automatic option grants to non-employee directors under our 2006 stock incentive plan, we will grant each of our non-employee directors a nonstatutory option to purchase:

•	7,500 shares of common stock upon commencement of service on our board of directors;

•	5,000 shares of common stock, on the date of each of our annual meetings of stockholders, provided that the director continues serving as a director after the annual meeting and has served on our board of directors for at least six months; and

•	if the non-employee director is serving as the chair of one or more committees of our board of directors, an additional 2,500 shares of common stock, on the date of each of our annual meetings of stockholders, provided that the director continues serving as a director after the annual meeting and has served on our board of directors for at least six months.

See “— Stock option and other compensation plans — 2006 stock incentive plan” for additional information regarding these option grants.

Executive compensation

The following table sets forth a summary of the compensation paid or accrued during the year ended December 31, 2005 to our chief executive officer and to our four most highly compensated executive officers other than our chief executive officer who were serving as executive officers as of December 31, 2005. We refer to these individuals as our named executive officers.

Summary compensation table

					Long-term
					compensation
	Annual compensation				Shares
			Other annual		underlying	All other
Name and principal position	Salary	Bonus(1)	compensation		options	compensation(2)

Fuad El-Hibri President, Chief Executive Officer and Chairman of the Board of Directors	$490,818	—	$—		75,000	$7,000
Edward J. Arcuri, Ph.D. Executive Vice President and Chief Operating Officer	280,192	—	—		40,000	—
Robert G. Kramer, Sr. President and Chief Executive Officer, BioPort Corporation	371,192	—	—		40,000	7,000
Steven N. Chatfield, Ph.D. President, Emergent Product Development UK Limited and Chief Scientific Officer	225,162	—	38,752	(3)	20,000	—
Daniel J. Abdun-Nabi Senior Vice President Corporate Affairs, General Counsel and Secretary	272,631	—	—		—	—

(1)	Bonus amounts for 2005 have not yet been determined. Each of the named executive officers is eligible to receive a bonus in an amount determined by our board of directors.

(2)	Represents the value of our contributions on behalf of the named executive officer to our 401(k) savings plan.

(3)	Represents a relocation payment of $15,000 and a living allowance of $23,752.

Stock option grants

The following table sets forth information regarding grants of stock options to purchase shares of our common stock to our named executive officers during the year ended December 31, 2005. Immediately prior to the completion of this offering, each outstanding option to purchase shares of our class B common stock automatically will become an option to purchase an equal number of shares of our common stock.

Potential realizable values are calculated using the assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and assuming that the market price appreciates from this price at the indicated rate for the entire term of each option and that each option is exercised and sold on the last day of its term at the assumed appreciated price. The assumed 5% and 10% rates of stock price appreciation are required by the rules of the Securities and Exchange Commission and do not represent our estimate or projection of the future price of our common stock. Actual gains, if any, on stock option exercises depend on the future performance of our common stock and the date on which the options are exercised.

Option grants in last fiscal year

						Potential realizable
			Percentage of			value at assumed
	Number of		total options			annual rates of
	shares		granted to	Exercise		stock price
	underlying		employees in	price per	Expiration	appreciation for option term(1)
Name	options granted		fiscal year	share	date	5% ($)	10% ($)

Fuad El-Hibri	75,000	(2)	30.0%	$10.06	5/25/10
Edward J. Arcuri, Ph.D.	40,000	(3)	16.0	7.89	2/9/10
Robert G. Kramer, Sr.	40,000	(2)	16.0	10.06	5/25/10
Steven N. Chatfield, Ph.D.	20,000	(3)	8.0	7.89	2/9/10
Daniel J. Abdun-Nabi	—		—	—	—

(1)	The dollar amounts under these columns are the result of calculations at rates set by the Securities and Exchange Commission and, therefore, are not intended to forecast possible future appreciation, if any, in the price of the underlying common stock.

(2)	These options vest in three annual installments, with 40% of the original number of shares having vested on December 31, 2005 and 30% of the original number of shares vesting on each of December 31, 2006 and December 31, 2007.

(3)	These options vest in three equal annual installments beginning on December 31, 2005.

Option exercises and year-end option values

The following table sets forth information regarding the number of shares of our common stock issued upon option exercises by our named executive officers during the year ended December 31, 2005 and the value realized by our named executive officers. In addition, the table sets forth information regarding the number and value of unexercised options held by our named executive officers at December 31, 2005. There was no public trading market for our common stock as of December 31, 2005. Accordingly, as permitted by the rules of the Securities and Exchange Commission, we have calculated the value of unexercised in-the-money options at December 31, 2005 assuming that the fair market value of our common stock as of December 31, 2005 was equal to the assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, less the aggregate exercise price.

Aggregated option exercises in last fiscal year and
fiscal year-end option values

			Number of securities
			underlying unexercised		Value of unexercised
	Number of shares		options at		in-the-money options at
	acquired on	Value	December 31, 2005		December 31, 2005
Name	exercise	realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Fuad El-Hibri	—	—	30,000	45,000
Edward J. Arcuri, Ph.D.	—	—	13,334	26,666
Robert G. Kramer, Sr.	—	—	178,500	24,000
Steven N. Chatfield, Ph.D.	—	—	6,667	13,333
Daniel J. Abdun-Nabi	—	—	25,900	11,100

Employment agreement with Steven Chatfield, Ph.D.

In December 2005, our wholly owned subsidiary, Emergent Product Development UK Limited, formerly Emergent Europe Limited, entered into an employment contract with Dr. Chatfield to serve as President of Emergent Product Development UK. Under this agreement, Dr. Chatfield is entitled to an annual base salary of £149,914, which may be reviewed annually in the discretion of Emergent Product Development UK. Dr. Chatfield is also eligible to participate in any bonus plan established by Emergent Product Development UK from time to time. Under the agreement, Emergent Product Development UK agreed to contribute 10% of Dr. Chatfield’s salary, which amount will be capped at Inland Revenue Limits, in equal monthly installments to a qualified pension plan, subject to Dr. Chatfield making monthly contributions to the qualified pension plan in an amount equal to 2.5% of his salary. Either party may terminate the agreement upon not less than six months’ prior written notice. Emergent Product Development UK may terminate Dr. Chatfield’s employment without prior notice for conduct amounting to gross misconduct or any other equivalent conduct or performance issues. Subject to any contrary provision of applicable law, Dr. Chatfield’s employment will end automatically without the need for notice of termination at the end of the month in which Dr. Chatfield reaches the age of 65.

Under the terms of a prior employment contract with us, which has been superseded in all other respects, Dr. Chatfield remains subject to the following noncompetition obligations. Dr. Chatfield is prohibited from competing with us during the term of his employment and for a period thereafter of not less than six months and not more than 12 months as may be required by us, provided that we notify Dr. Chatfield in writing not less than three months prior to expiration of employment or any severance pay period, or in the event of termination by us for cause, at the time of termination, and that we continue to pay Dr. Chatfield 50% of his base salary in effect at termination during the additional period. Dr. Chatfield is also prohibited, during his term of employment and for a period of six months after termination of employment, from inducing or soliciting our employees, including any employees who left our employ within the previous six months, to leave our employ or inducing or soliciting customers, clients or business partners to reduce their relationship or breach their agreements with us. Dr. Chatfield is also bound by the terms of Emergent Product Development UK’s standard non-disclosure, invention and assignment agreement.

Dr. Chatfield currently serves as our chief scientific officer pursuant to a letter agreement dated July 11, 2006.

Severance plan and termination protection program

In May 2006, our board of directors approved a severance plan and termination protection program effective April 1, 2006 for the benefit of employees with the title of chief executive officer, president, executive vice president, senior vice president or vice president who have been designated to participate in the severance plan by our board of directors or, with the authorization of our board of directors, by our chief executive officer. Our chief executive officer may designate the greater of 7% of the total number of our employees or 35 employees to be participants in the severance plan at any particular time, on the basis of name, title, function or compensation level. Our chief executive officer will at all times be a participant under the severance plan and shall have no less favorable rights under the severance plan than any other participant. Each of our executive officers based in the United States is currently a participant in the severance plan.

The severance plan is effective through December 31, 2009. Commencing on December 31, 2009, and on December 31 of each year thereafter, the severance plan will automatically extend for additional one-year periods unless we provide 90 days’ prior written notice that the term will not be extended.

If during the term of the severance plan, we terminate a participant’s employment without cause, as defined in the severance plan, then the participant will be entitled to:

•	any unpaid base salary and accrued paid time-off through the date of termination;

•	a pro rata target annual bonus in respect of the year of termination;

•	any bonus earned but unpaid as of the date of termination for any previously completed year;

•	reimbursement for any unreimbursed expenses incurred by the participant prior to the date of termination;

•	an amount equal to a specified percentage of the participant’s annual base salary;

•	employee and fringe benefits and perquisites, if any, to which the participant may be entitled as of the date of termination under our relevant plans, policies and programs; and

•	continued eligibility for the participant and his or her eligible dependents to receive employee benefits, for a stated period following the participant’s date of termination, except when the provision of employee benefits would result in a duplication of benefits provided by any subsequent employer.

The following table sets forth the percentage of base salary and the stated period for continued employee benefits that each of our executive officers who participates in the plan is entitled if we terminate the executive officer’s employment without cause.

		Stated period
	Percentage of	for continued
	annual base	employee
Name	salary	benefits

Fuad El-Hibri	150%	18 months
Robert G. Kramer, Sr.	100	12 months
Edward J. Arcuri, Ph.D.	100	12 months
Daniel J. Abdun-Nabi	100	12 months
Kyle W. Keese	100	12 months
R. Don Elsey	75	9 months

We may pay any amount under the severance plan, in our sole and absolute discretion, either in a single lump sum amount within 30 days following termination or in equal monthly installments over the same stated period during which we have agreed to provide continued employee benefits to the terminated employee.

As a condition to payment of any amounts under the severance plan, the participant is required:

•	for the same stated period during which we have agreed to provide continued employee benefits to the terminated employee, not to:

•	induce, counsel, advise, solicit or encourage our employees to leave our employ or to accept employment with any other person or entity,

•	induce, counsel, advise, solicit or encourage any person who we employed within six months prior to that time to accept employment with any person or entity besides us or hire or engage that person as an independent contractor,

•	solicit, interfere with or endeavor to cause any of our customers, clients or business partners to cease or reduce its relationship with us or induce any such customer, client or business partner to breach any agreement that such customer, client or business partner may have with us, and

•	engage in or have a financial interest in any business competing with us within any state, region or locality in which we are then doing business or marketing products;

•	upon reasonable notice and at our expense, to cooperate fully with any reasonable request that may be made by us in connection with any investigation, litigation or other similar activity to which we are or may be a party or may otherwise be involved and for which the participant may have relevant information; and

•	to sign and deliver a suitable waiver and release under which the participant will release and discharge us from and on account of any and all claims that relate to or arise out of our employment relationship.

In connection with our implementation of the severance plan, in August 2006, we agreed to the following modifications and clarifications to Mr. El-Hibri’s contractual obligations and duties:

•	Mr. El-Hibri’s service as chairman of Digicel Holdings, chairman of East West Resources, a member of the board of trustees of American University, a member of the board of directors of the International Biomedical Research Alliance and director and treasurer of El-Hibri Charitable Foundation and his management of his personal investments at levels of time and attention comparable to those that Mr. El-Hibri provided to such entities within the preceding twelve months, do not violate his contractual obligations to us or interfere with his ability to perform his duties to us;

•	it is not a violation of Mr. El-Hibri’s contractual obligations to us if he pursues a business transaction or opportunity where such transaction or opportunity was first presented to Mr. El-Hibri in his capacity as an officer or director of the entities listed above or where such transaction or opportunity was first presented to us and our board of directors declined to pursue such transaction or opportunity; and

•	with respect to three employees who, at Mr. El-Hibri’s invitation, left their employment with East West Resources to accept employment with us, it is not a violation of Mr. El-Hibri’s non-solicitation agreement to induce, counsel, advise, solicit or encourage, or attempt to induce, counsel, advise, solicit or encourage those employees to return to employment with East West Resources.

If during the term of the severance plan, we terminate a participant’s employment with cause, then the participant will not be entitled to receive any compensation, benefits or rights under the severance plan, and any stock options or other equity participation benefits vested on or prior to the date of the termination, but not yet exercised, will immediately terminate.

If during the term of the severance plan, we terminate a participant’s employment without cause or a participant resigns for good reason, as defined in the severance plan, in each case within 18 months following a change of control, as defined in the severance plan, or we terminate a participant’s employment prior to a change of control, which subsequently occurs, at the request of a party involved in the change of control, or otherwise in connection with or in anticipation of a change of control, then the participant will be entitled to:

•	a lump sum amount, payable within 30 days following the date of termination, equal to the sum of:

•	any unpaid base salary and accrued paid time-off through the date of termination,

•	a pro rata target annual bonus in respect of the year of termination,

•	any bonus earned but unpaid as of the date of termination for any previously completed year,

•	any unreimbursed expenses incurred by the participant prior to the date of termination, and

•	an amount equal to a specified percentage of the sum of the participant’s base salary and the greater of the annual bonus that was paid to the participant in respect of the most recently completed year or the maximum annual bonus that could have been paid to the participant under an established bonus plan for the most recently completed year;

•	employee and fringe benefits and perquisites, if any, to which the participant may be entitled as of the date of termination of employment under our relevant plans, policies and programs;

•	any unvested stock options held by the participant that are outstanding on the date of termination will become fully vested as of that date, and the period, during which any stock options held by the participant that are outstanding on that date may be exercised, shall be extended to a date that is the later of the 15th day of the third month following the termination date, or December 31 of the calendar year in which the stock option would otherwise have expired if the exercise period had not been extended, but not beyond the final date the stock option could have been exercised if the participant’s employment had not terminated, in each case based on the term of the option at the original grant date;

•	continued eligibility for the participant and his or her eligible dependents to receive employee benefits, for a stated period following the participant’s date of termination, except when the provision of employee benefits would result in a duplication of benefits provided by any subsequent employer;

•	a gross-up payment with respect to applicable taxes on any payment to the participant;

•	the retention for the maximum period permitted by applicable law of all rights the participant has to indemnification from us immediately prior to the change of control and the continuation throughout the period of any applicable statute of limitations of any director’s and officer’s liability insurance covering the participant immediately prior to the change of control; and

•	the advancement to the participant of all costs and expenses, including attorney’s fees and disbursements, incurred by the participant in connection with any legal proceedings that relate to the termination of employment or the interpretation or enforcement of any provision of the severance plan, for which the participant will have no obligation to reimburse us if the participant prevails in the proceeding with respect to at least one material issue or the proceeding is settled.

The following table sets forth the percentage of base salary and the stated period for continued employee benefits that each of our executive officers who participates in the plan is entitled under the circumstances described above in connection with a change of control.

		Stated period
	Percentage of	for continued
	annual base	employee
Name	salary	benefits

Fuad El-Hibri	250%	30 months
Robert G. Kramer, Sr.	200	24 months
Edward J. Arcuri, Ph.D.	200	24 months
Daniel J. Abdun-Nabi	150	18 months
Kyle W. Keese	100	12 months
R. Don Elsey	75	9 months

Our chief executive officer may designate up to two participants for whom any reason for resigning within the 30-day period following the first anniversary of a change of control shall also constitute good reason. Mr. El-Hibri has been designated as a participant to receive this benefit.

All payments under the severance plan will be reduced by any applicable taxes required by applicable law to be paid or withheld by us. All payments and benefits provided under the severance plan are intended to either comply with or be exempt from Section 409A of the Internal Revenue Code. If at the time a participant’s employment is terminated, the participant is a specified employee within the meaning of Section 409A(a)(2)(B)(ii), then any payments to the participant that constitute nonqualified deferred compensation within the meaning of Section 409A will be delayed by a period of six months. All such payments that would have been made to the participant during the six-month period will be made in a lump sum in the seventh month following the date of termination, and all remaining payments will commence in the seventh month following the date of termination.

Our board of directors or any committee of our board of directors is authorized to administer the plan and has authority to adopt, amend and repeal the administrative rules, guidelines and practices relating to the severance plan as it deems advisable.

Limitation of liability and indemnification

Our certificate of incorporation that will be in effect upon the completion of this offering limits the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by the General Corporation Law of Delaware. Our certificate of incorporation provides that no director will have personal liability to us or to our stockholders for monetary damages for breach of fiduciary duty or other duty as a director. However, these provisions do not eliminate or limit the liability of any of our directors:

•	for any breach of their duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for voting or assenting to unlawful payments of dividends or other distributions; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment to or repeal of these provisions will not eliminate or reduce the effect of these provisions in respect of any act or failure to act, or any cause of action, suit or claim that would accrue or arise prior to any amendment or repeal or adoption of an inconsistent provision. If the General Corporation Law of Delaware is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the General Corporation Law of Delaware.

In addition, our certificate of incorporation provides that we must indemnify our directors and officers and we must advance expenses, including attorneys’ fees, to our directors and officers in connection with legal proceedings, subject to limited exceptions.

We have entered into agreements to indemnify our directors and executive officers. These agreements, among other things, provide that we will indemnify the director or executive officer to the fullest extent permitted by law for claims arising in his or her capacity as our director, officer, manager, employee, agent or representative and advance expenses, including attorneys’ fees, to these individuals in connection with legal proceedings, subject to limited exceptions. The indemnification agreements also establish the procedures that will apply in the event a director or officer makes a claim for indemnification.

Stock option and other compensation plans

Employee stock option plan

Our employee stock option plan was adopted by our board of directors and approved by our stockholders on June 30, 2004 and amended and restated on January 26, 2005. We refer to this employee stock option plan, as amended and restated, as our employee stock option plan. Our employee stock option plan became effective on the date that our board of directors adopted the plan. We assumed all options outstanding under the BioPort Corporation employee stock option plan as of June 30, 2004 and granted option holders replacement stock options to purchase an equal number of shares of our class B common stock under our employee stock option plan. Under our employee stock option plan, the exercise period for options under the BioPort Corporation employee stock option plan that would have otherwise expired on June 30, 2004 was extended to June 30, 2007. For incentive stock options, the extension of the exercise period caused the options to be considered nonqualified stock options after June 30, 2004. Under our employee stock option plan, 1,250,000 shares of our class B common stock are reserved for issuance. Our board of directors has authorized our compensation committee to administer our employee stock option plan. Immediately prior to the completion of this offering, each outstanding option to purchase shares of our class B common stock automatically will become an option to purchase an equal number of shares of our common stock, with no other changes to the option.

If a merger or other reorganization event occurs, options granted under our employee stock option plan may be substituted or assumed. In the event of our merger, consolidation or combination with or into another corporation, other than a merger, consolidation or combination in which we are the surviving corporation and which does not result in any reclassification or other change in the number of outstanding shares of our common stock, each option holder will have the right after the merger, consolidation or combination and during the term of the option to receive upon exercise of the option, for each share of common stock as to which the option could be exercised, the kind and amount of shares of the surviving or new corporation, cash, securities, evidence of indebtedness, other property or any combination which would have been received upon the merger, consolidation or combination by the holder of a share of common stock immediately prior to the merger, consolidation or combination. Upon the occurrence of a change in control, as defined in our employee stock option plan, we have the option to purchase and redeem from any option holder all the options owned by the option holder for a purchase price equal to the difference between the option exercise price and the fair market value of the common stock. In the event that we exercise our right to repurchase the options, any unvested options will be deemed fully vested on the day preceding the date we exercise our repurchase option. We may exercise this option at any time during the six-month period following the date of change in control or such longer period of time as is reasonable.

Under our employee stock option plan, no award may be granted under the plan after June 30, 2009, unless the plan is terminated sooner. Our board of directors may amend, suspend or discontinue the employee stock option plan at any time, except that stockholder approval will be required for any revision that would increase the number of shares reserved for issuance under the plan, or otherwise as required to comply with applicable law or stock market requirements. No amendment may materially impair any rights or materially increase any obligations of an option holder under an outstanding option without the consent of the option holder.

As of July 31, 2006, options to purchase 1,062,779 shares of our class B common stock at a weighted average exercise price of $6.38 were outstanding under our employee stock option plan, options to purchase 68,999 shares of class B common stock have been exercised and options to purchase 139,451 shares of class B common stock have been forfeited. After the effective date of our 2006 stock incentive plan, which is described below, we will grant no additional options under our employee stock option plan.

2006 stock incentive plan

Our 2006 stock incentive plan was adopted by our board of directors on May 9, 2006 and approved by our stockholders on          , 2006. The 2006 stock incentive plan will become effective immediately prior to the completion of this offering. The 2006 stock incentive plan provides for the grant of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock, restricted stock units and other stock unit awards. Our 2006 stock incentive plan provides that 175,000 shares of common stock, plus the number of shares of common stock, up to           shares, reserved for issuance under our existing employee stock option plan that remain available for grant as of the completion of this offering, will be reserved for issuance under the 2006 stock incentive plan immediately following this offering.

In addition, our 2006 stock incentive plan contains an “evergreen provision” that allows for increases in the number of shares available for issuance under our 2006 stock incentive plan on the first day of the first and third quarter of each year from 2007 though 2009. Each semi-annual increase in the number of shares will be equal to the lowest of a specified number of shares, a specified percentage of the aggregate number of shares outstanding and an amount determined by our board of directors. The following table sets forth the maximum specified number of shares and maximum specified percentage of outstanding shares for each semi-annual increase in the number of shares.

		Maximum
	Maximum	specified
	specified	percentage of
	number of	outstanding
	shares	shares

First Quarter of 2007	149,000	1.5%
Third Quarter of 2007	161,000	1.5
First Quarter of 2008	322,000	3.0
Third Quarter of 2008	162,000	1.5
First Quarter of 2009	326,000	3.0
Third Quarter of 2009	164,000	1.5

Our employees, officers, directors, consultants and advisors are eligible to receive awards under our 2006 stock incentive plan. Incentive stock options may only be granted to our employees. The maximum number of shares of common stock with respect to which awards may be granted to any participant under the plan is 100,000 per fiscal year.

In accordance with the terms of the 2006 stock incentive plan, our board of directors has authorized our compensation committee to administer the plan. Our compensation committee selects the recipients of awards and determines:

•	the number of shares of common stock covered by options and the dates upon which the options become exercisable;

•	the exercise price of options, which may not be less than 100% of the fair market value of the stock on the date of grant;

•	the duration of options, which may not be in excess of 10 years;

•	the method of payment of the exercise price; and

•	the number of shares of common stock subject to any stock appreciation right, restricted stock, restricted stock units or other stock-unit awards and the terms and conditions of such awards, including conditions for exercise, repurchase, issue price and repurchase price.

If our board of directors delegates authority to an executive officer, the executive officer has the power to make awards to all of our employees, except to executive officers. Our board of directors will fix the terms of the awards to be granted by such executive officer, including the exercise price of such awards and the maximum number of shares subject to awards that such executive officer may make.

Our 2006 stock incentive plan provides for an automatic grant of options to non-employee directors as follows:

•	7,500 shares of common stock, upon the commencement of service on our board of directors;

•	5,000 shares of common stock, on the date of each of our annual meetings of stockholders, provided that the director continues serving as a director after the annual meeting and has served on our board of directors for at least six months; and

•	if the non-employee director is serving as the chair of one or more committees of our board of directors, an additional 2,500 shares of common stock, on the date of each of our annual meetings of stockholders, provided that the director continues serving as a director after the annual meeting and has served on our board of directors for at least six months.

Automatic option grants to directors will:

•	have an exercise price equal to the closing sale price of the common stock on the Nasdaq Stock Market or the national securities exchange on which the common stock is then traded on the trading date immediately prior to the date of grant, or the fair market value of the common stock on such date as determined by our board of directors, if the common stock is not then traded on The Nasdaq Stock Market or on a national securities exchange;

•	vest in three equal annual installments beginning on the anniversary of the date of grant provided that the individual is serving on our board of directors on such date, or, with respect to annual grants, on the date which is one business day prior to the date of our next annual meeting, if earlier, provided that no additional vesting will take place after the individual ceases to serve as a director and that our board of directors may provide for accelerated vesting in the case of death, disability, attainment of mandatory retirement age or retirement following at least 10 years of service;

•	expire on the earlier of 10 years from the date of grant or three months following cessation of service on our board of directors; and

•	contain other terms and conditions as our board of directors determines.

Our board of directors may increase or decrease the number of shares subject to automatic option grants to directors.

If a merger or other reorganization event occurs, our board of directors will provide that all of our outstanding options are to be assumed or substituted by the successor corporation. If the merger or reorganization event also constitutes a change in control event, as defined under our 2006 stock incentive plan, the assumed or substituted options will become immediately exercisable in full if on or prior to the first anniversary of the reorganization event an option holder’s employment with us or our succeeding corporation is terminated by the option holder for good reason or is terminated by us or the succeeding corporation without cause, each as defined in our 2006 stock incentive plan. In the event the succeeding corporation does not agree to assume, or substitute for, outstanding options, then our board of directors will provide that all unexercised options will become exercisable in full prior to the completion of the merger or other reorganization event and that these options will terminate immediately prior to the completion of the merger or other reorganization event if not previously exercised. Our board of directors may also provide for a cash out of the value of any outstanding options. In addition, upon the occurrence of a change in control event that does not also constitute a reorganization event under our 2006 stock incentive plan, each option will continue to vest according to its original vesting schedule, except that an option will become immediately exercisable in full if on or prior to the first anniversary of the change in control event an option holder’s employment with us or our succeeding corporation is terminated by the option holder for good reason or is terminated by us or our succeeding corporation without cause.

No award may be granted under the 2006 stock incentive plan after December 31, 2009, but the vesting and effectiveness of awards granted before that date may extend beyond that date. Our board of directors may amend, suspend or terminate the 2006 stock incentive plan at any time, except that stockholder approval will be required for any revision that would materially increase the number of shares reserved for issuance, expand the types of awards available under the plan, materially modify plan eligibility requirements, extend the term of the plan or materially modify the method of determining the exercise price of options granted under the plan, or otherwise as required to comply with applicable law or stock market requirements.

401(k) retirement plan

We maintain a 401(k) retirement plan that is intended to be a tax-qualified defined contribution savings plan under Section 401(k) of the Internal Revenue Code. Substantially all of our employees are eligible to participate. The 401(k) plan includes a salary deferral arrangement pursuant to which participants may elect to reduce their current compensation by up to the statutorily prescribed limit, equal to $15,000 in 2006, and have the amount of the reduction contributed to the 401(k) plan. We are permitted to match employees’ 401(k) plan contributions. For the year ended December 31, 2005, we have elected to match 50% of the first 6% of the eligible employees’ contributions to the 401(k) plan.

Certain relationships and related party transactions

Since January 1, 2003, we have engaged in the following transactions with our executive officers, directors and holders of more than 5% of our voting securities, and affiliates of our executive officers, directors and holders of more than 5% of our voting securities. We believe that all of these transactions were on terms as favorable as could have been obtained from unrelated third parties.

Corporate reorganization

On June 30, 2004, we completed a corporate reorganization in which:

•	Emergent BioSolutions Inc., a newly formed Delaware corporation, issued 6,487,950 shares of class A common stock to stockholders of BioPort Corporation in exchange for 6,262,554 shares of BioPort class A common stock and 225,396 shares of BioPort class B common stock;

•	we repurchased and retired all other issued and outstanding shares of BioPort class B common stock; and

•	we assumed all outstanding stock options to purchase BioPort class B common stock and granted option holders replacement stock options to purchase an equal number of shares of our class B common stock under our employee stock option plan.

As a result of this reorganization, BioPort became a wholly owned subsidiary of Emergent.

Issuance of class A common stock

The following table sets forth the number of shares of our class A common stock that we issued to the former stockholders of BioPort in our corporate reorganization.

Number of shares of
Name	class A common stock

Intervac, L.L.C.	2,890,000
BioPharm, L.L.C.	1,412,896
Michigan Biologics Products, Inc.	672,500
BioVac, L.L.C.	555,822
Biologika, LLC	477,941
Intervac Management, L.L.C.	250,000
ARPI, L.L.C.	228,791

Intervac, BioPharm, Michigan Biologics Products, Biovac, Biologika, Intervac Management and ARPI are parties to a voting agreement dated June 30, 2004. We refer to these stockholders collectively as the voting group. Under the voting agreement, each stockholder in the voting group has agreed to vote all shares of our capital stock owned by it for and against and abstain from voting with respect to any matter as directed by a majority in interest of the voting group as measured by the aggregate percentage of ownership of our capital stock. Fuad El-Hibri, our president, chief executive officer and chairman of our board of directors, has the power to direct the voting of a majority in interest of the voting group. As a result, Mr. El-Hibri is considered the beneficial owner of all of the shares held by Intervac, BioPharm, Michigan Biologics Products, BioVac, Biologika, Intervac Management and ARPI. See “Principal and selling stockholders” for additional information regarding the beneficial ownership of our common stock.

Grant of options to purchase class B common stock

The following table sets forth the number of shares of our class B common stock underlying options that we granted under our employee stock option plan to our executive officers and directors contemporaneously with our corporate reorganization.

Number of shares of
class B common stock
underlying options
Name	granted

Robert G. Kramer, Sr.	162,500
Daniel J. Abdun-Nabi	37,000
Kyle W. Keese	15,000

Special cash dividend

On June 15, 2005, our board of directors declared a special cash dividend to the holders of our outstanding shares of common stock in an aggregate amount of approximately $5.4 million. Our board of directors declared this special dividend in order to distribute the net proceeds of a payment that we received as a result of the settlement of litigation that we initiated against Elan Pharmaceuticals, Inc., Athena Neurosciences, Inc. and Solstice Neurosciences, Inc. BioPort filed the lawsuit in 2002 in an effort to clarify intellectual property rights and recover royalties that BioPort asserted were owed under a series of agreements regarding the development of botulinum toxin products. We paid the special cash dividend on July 13, 2005 to stockholders of record as of June 15, 2005. The following table sets forth the amount of the special cash dividend that we paid to our 5% stockholders and their affiliates.

Amount of special
Name	cash dividend

Intervac, L.L.C.	$2,402,864
BioPharm, L.L.C.	1,174,739
Michigan Biologics Products, Inc.	559,144
BioVac, L.L.C.	462,133
Biologika, LLC	397,380
Intervac Management, L.L.C.	207,860
ARPI, L.L.C.	190,226

See “Principal and selling stockholders” for additional information regarding the beneficial ownership of our common stock.

Microscience acquisition

On June 23, 2005, we acquired all of the outstanding shares of capital stock of Microscience Limited from Microscience Investments Limited, formerly Microscience Holdings plc, in exchange for 1,264,051 shares of our class A common stock. We subsequently renamed Microscience Limited as Emergent Product Development UK Limited.

Registration rights

Upon the completion of this offering, holders of 7,752,001 shares of our common stock as of July 31, 2006 will have the right to require us to register these shares of common stock under the Securities Act of 1933, as amended, or the Securities Act, under specified circumstances. In connection with our acquisition of Microscience Limited, we granted to Microscience Investments registration rights with respect to the shares of our common stock that we issued to Microscience Investments in the acquisition. We also have granted registration rights with respect to shares of our common stock to the holders of our existing class A common stock, in addition to Microscience Investments. The following table sets forth the number of shares of our common stock subject to these registration rights that are held by our 5% stockholders and their affiliates.

Number of shares of
Name	common stock

Intervac, L.L.C.	2,890,000
BioPharm, L.L.C.	1,412,896
Microscience Investments Limited	1,264,051
Michigan Biologics Products, Inc.	672,500
BioVac, L.L.C.	555,822
Biologika, LLC	477,941
Intervac Management, L.L.C.	250,000
ARPI, L.L.C.	228,791

See “Description of capital stock — Registration rights” for additional information regarding these registration rights. See “Principal and selling stockholders” for additional information regarding the beneficial ownership of our common stock.

Consulting agreements

In January 2005, we entered into an agreement with Fleishman-Hillard Inc. under which Fleishman-Hillard provided us government relations, strategic consulting and communication services. Jerome Hauer, a member of our board of directors, was a senior vice president of Fleishman-Hillard until March 2006. Under the agreement, we have agreed to pay Fleishman-Hillard $20,000 per month for its services. The monthly fee increased to $30,000 per month in March 2005. We paid Fleishman-Hillard $342,663 in 2005 and $87,059 in the three months ended March 31, 2006 for these services. The agreement terminated on March 31, 2006.

In March 2006, we entered into an agreement with The Hauer Group under which The Hauer Group provides us strategic consulting and domestic marketing advice. Jerome Hauer is the chief executive officer of The Hauer Group. Mr. Hauer and his wife are the sole owners of The Hauer Group. Under the terms of the agreement, we agreed to pay The Hauer Group $15,000 per month for its services. The agreement expires on March 31, 2007.

In November 2004, we entered into a consulting services agreement with Yasmine Gibellini to provide public relations services. Ms. Gibellini is the sister of Fuad El-Hibri, our president, chief executive officer and chairman of our board of directors. Under the agreement, we agreed to pay Ms. Gibellini $220 per hour for a maximum of 20 hours per week, as needed, for her services, the total of which was not to exceed $60,000, and reimburse her reasonable out-of-pocket expenses. The agreement expired in June

2005. In March 2005, we entered into a separate consulting agreement with Ms. Gibellini to provide sales and marketing services. We agreed to pay Ms. Gibellini $700 per day for a time commitment of approximately two to three days per week, as needed, for her services, the total of which was not to exceed $60,000, and reimburse her reasonable out-of-pocket expenses. In addition, we agreed to pay Ms. Gibellini a sales commission equal to 4% of BioThrax net sales, not to exceed $2.00 per dose, from contracts to any customer in which Ms. Gibellini had direct involvement. The agreement terminated on August 31, 2005. We paid Ms. Gibellini $39,353 in 2005 and $25,200 in 2006 under these agreements.

From September 2004 through November 2004, we retained Louis W. Sullivan, M.D., a member of our board of directors, to provide consulting services for a fixed fee of $25,000 per month.

Agreements with Intergen N.V.

In November 1997, BioPort entered into a marketing agreement, which was amended and restated in January 2000, with Intergen N.V. Yasmine Gibellini, the chairperson of Intergen N.V., is the sister of Fuad El-Hibri, our president, chief executive officer and chairman of our board of directors. Ibrahim El-Hibri, the president of Intergen, is the father of Fuad El-Hibri. Ibrahim El-Hibri and his wife are the sole stockholders of Intergen. Under the agreement, Intergen is the sole and exclusive marketing representative for BioThrax and any other biodefense vaccine that BioPort becomes licensed to manufacture or sell in countries in the Middle East and North Africa, except Israel and those countries to which export is prohibited by the U.S. government. Under the agreement, we agreed to pay Intergen a fee equal to 40% of the gross sales in these countries. We have not paid Intergen any fee under the agreement. The term of the agreement is scheduled to expire in 2007. The agreement will automatically extend for an additional five years if BioPort achieves $5.0 million of sales in the territory during the initial three-year term of the agreement.

In January 2000, BioPort entered into a termination and settlement agreement with Intergen. Under the agreement, BioPort is obligated to pay Intergen a $70,000 settlement payment when it receives more than $3.0 million pursuant to a contract for sale of anthrax vaccine to a party other than the U.S. government. The settlement payment is in consideration for Intergen’s agreement to terminate a consulting agreement entered into between the parties in November 1997 and reduce the scope of its rights under the marketing agreement described above. This settlement payment has not yet become due and has not been paid.

Agreements with East West Resources Corporation

In January 2004, BioPort entered into a consulting agreement with East West Resources Corporation under which East West Resources provided financial analysis, business modeling and corporate and business development consulting services. Fuad El-Hibri is the chairman of East West Resources and was president of East West Resources from September 1990 to January 2004. Fuad El-Hibri and his wife are the sole stockholders of East West Resources. The agreement terminated in September 2005. We paid East West Resources $180,000 in 2004 and $135,000 in 2005 under the agreement.

In January 2004, BioPort entered into an amended and restated sublease and office services agreement with East West Resources under which East West Resources leased us office space in Rockville, Maryland and provided us administrative, transportation and logistics support. Under the agreement, we agreed to pay East West Resources monthly rent of $10,707. The monthly rent increased by 3% each year. In September 2004, we terminated in part the agreement with respect to the lease of office space for a settlement fee of $69,687, an amount equal to eight months’ rent, including the 3% escalation fee, but excluding the portion of monthly rent applicable to transportation and logistics support. We paid East

West Resources $120,000 in 2003, $173,647 in 2004, $33,750 in 2005 and $8,021 in the three months ended March 31, 2006 under the agreement. The agreement expired on July 31, 2006.

In August 2006, we entered into a services agreement with East West Resources under which East West Resources agreed to provide us transportation and logistics support. Under the agreement, we agreed to pay East West Resources a fee of $2,450 per month and reimburse fees and expenses associated with these services. The term of the agreement ends on July 31, 2007. The agreement will automatically extend for additional successive terms of one year unless terminated by either party with at least 60 days’ notice. Under the agreement, the monthly fee increases by 3% each year upon extension of the term.

Airplane charter from Simba LLC

From time to time from March 2004 until April 2006, we chartered a private airplane for business purposes from Simba LLC. Fuad El-Hibri and his wife own 100% of the interests in Simba. Mr. El-Hibri also is the managing member of Simba. Simba sold the airplane in May 2006. The plane was managed and chartered by Frederick Aviation and was available for charter by the general public. We paid Simba $32,148 in 2004, $33,999 in 2005 and $13,283 in the three months ended March 31, 2006 for charter fees and reimbursement of costs. Frederick Aviation provided us with a discount of $300 per hour from its commercial charter rate. In all other respects, the fees and expenses that we paid to Simba were equivalent to fees charged to third parties for charter flights.

Employee relationships

Mauro Gibellini, a brother-in-law of Fuad El-Hibri, is our vice president corporate planning and business development. In addition, Mauro Gibellini and his wife, Yasmine Gibellini, as tenants by the entirety, hold 100% of the ownership interests in Biologika LLC, one of our 5% stockholders, and have the power to dispose of all shares of our capital stock held by Biologika. We paid total cash compensation to Mr. Gibellini of $228,994 in 2003, $320,765 in 2004 and $233,409 in 2005. Mr. Gibellini’s current annual base salary is $195,624. He is also eligible for an annual bonus for 2006. Mr. Gibellini is a participant in our severance plan and termination protection program. As of July 31, 2006, we have granted Mr. Gibellini options to purchase 25,000 shares of our class B common stock at a weighted average exercise price of $4.83 per share.

Mark Grunenwald, a brother-in-law of Fuad El-Hibri, is our manager of information systems. We paid total cash compensation to Mr. Grunenwald of $1,115 in 2003, $63,282 in 2004 and $65,090 in 2005. Mr. Grunenwald’s current annual base salary is $74,000. He is also eligible for an annual bonus for 2006.

Robert Myers, who serves as senior policy and science advisor and director of BioPort Corporation, is also the President of Michigan Biologics Products, Inc., one of our 5% stockholders, and has the power to direct the disposition of all shares of our capital stock held by Michigan Biologics Products. We paid total cash compensation to Dr. Myers of $492,351 in 2003, $258,369 in 2004 and $204,655 in 2005. In June 2005, BioPort entered into an employment agreement with Dr. Myers in his role as senior policy and science advisor to BioPort. Under this employment agreement, Dr. Myers is entitled to an annual base salary of $180,000 and an annual bonus of $15,000. The employment agreement terminates upon the completion of this offering. Upon the completion of this offering, Dr. Myers is entitled to the following termination benefits:

•	payment of any previously unpaid base salary and accrued paid time off and other benefits through the date of termination;

•	payment of any unpaid, pro-rated bonus through the date of termination; and

•	a lump sum payment in the amount of $100,000, less applicable withholding and related taxes.

As of July 31, 2006, we have granted Dr. Myers options to purchase 159,604 shares of our common stock at an exercise price of $0.25 per share.

Executive compensation

See “Management — Executive compensation” and “Management — Stock option grants” for additional information regarding compensation of our executive officers.

Director compensation

See “Management — Director compensation” for a discussion of options granted and other compensation to our non-employee directors.

Severance plan and termination protection program

Our executive officers participate in our severance plan and termination protection program. See “Management — Severance plan and termination protection program” for additional information regarding these arrangements.

Indemnification agreements

We have entered into an indemnification agreement with each of our executive officers and directors. See “Management — Limitation of liability and indemnification” for additional information regarding these agreements.

Principal and selling stockholders

The following table sets forth information with respect to the beneficial ownership of our common stock as of July 31, 2006 by:

•	each of our named executive officers;

•	each of our directors;

•	all of our directors and executive officers as a group; and

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock.

The information in the following table assumes that our previously existing class A common stock has been reclassified as common stock and all previously outstanding shares of class B common stock have been converted into shares of common stock prior to the completion of this offering. The column entitled “Percentage of shares beneficially owned before offering” is based on 7,782,016 shares of our common stock outstanding as of July 31, 2006. The column entitled “Percentage of shares beneficially owned after offering” is based on shares of our common stock to be outstanding immediately after the completion of this offering, including the           shares of common stock that we are selling in this offering. The holders of our existing class A common stock have granted an option to the underwriters to purchase up to an aggregate of           additional shares of our common stock to cover over-allotments. For more information regarding the shares subject to the over-allotment option, see “— Selling stockholders” below. No other stockholder is participating in the offering.

Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission and includes voting or investment power with respect to our common stock. In computing the number of shares of common stock beneficially owned and percentage ownership, shares subject to options held by a person are deemed to be outstanding and beneficially owned by that person if the options are currently exercisable or exercisable within 60 days of July 31, 2006. Shares subject to options are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise noted, the persons and entities in this table have sole voting and investing power with respect to all of the shares of common stock beneficially owned by them, subject to community property laws, where applicable. Except as otherwise set forth below, the address of the beneficial owner is c/o Emergent BioSolutions Inc., 300 Professional Drive, Suite 250, Gaithersburg, Maryland 20879.

		Percentage of shares
	Number of shares	beneficially owned
Name of beneficial owner	beneficially owned	Before offering	After offering

Executive officers and directors
Fuad El-Hibri(1)	7,782,001	99.6%
Edward J. Arcuri, Ph.D.(2)	13,334	*
Robert G. Kramer, Sr.(3)	178,500	2.2
Steven N. Chatfield, Ph.D.(4)	6,667	*
Daniel J. Abdun-Nabi(5)	25,900	*
Joe M. Allbaugh	—	—
Zsolt Harsanyi, Ph.D.(6)	10,000	*
Jerome M. Hauer(7)	5,000	*
Shahzad Malik, M.D.	—	—
Ronald B. Richard(8)	5,000	*
Louis W. Sullivan, M.D.	—	—
All executive officers and directors as a group (13 persons)(9)	8,038,902	99.6
5% stockholders
Stockholder voting group under voting agreement dated June 30, 2004(10)	7,752,001	99.6
Microscience Investments Limited(11)	1,264,051	16.2
Robert Myers, D.V.M.(12)	832,104	10.5
Mauro and Yasmine Gibellini(13)	502,941	6.4

*	Less than 1%.

(1)	Consists of the following shares of our common stock:

• 2,890,000 shares held by Intervac, L.L.C.;

• 1,412,896 shares held by BioPharm, L.L.C.;

• 672,500 shares held by Michigan Biologics Products, Inc.;

• 555,822 shares held by Biovac, L.L.C.;

• 477,941 shares held by Biologika LLC;

• 250,000 shares held by Intervac Management, L.L.C.;

• 228,791 shares held by ARPI, L.L.C.;

• 1,264,051 shares held by Microscience Investments Limited; and

• 30,000 shares subject to stock options held by Mr. El-Hibri exercisable within 60 days of July 31, 2006.

If the underwriters exercise their over-allotment option in full, Mr. El-Hibri will beneficially own shares of our common stock after this offering, or % of our outstanding common stock, consisting of the following shares of our common stock:

• shares held by Intervac, L.L.C.;

• shares held by BioPharm, L.L.C.;

• shares held by Michigan Biologics Products, Inc.;

• shares held by Biovac, L.L.C.;

• shares held by Biologika LLC;

• shares held by Intervac Management, L.L.C.;

• shares held by ARPI, L.L.C.;

• shares held by Microscience Investments Limited; and

• 30,000 shares subject to stock options held by Mr. El-Hibri exercisable within 60 days of July 31, 2006.

Robert Myers has the power to direct the disposition of all shares of our capital stock held by Michigan Biologics Products.

Mauro and Yasmine Gibellini, as tenants by the entirety, have the power to dispose of all shares of our capital stock held by Biologika.

Janice Mugrditchian has the power to dispose of all shares of our capital stock held by ARPI.

The holders of series B preferred ordinary shares of Microscience Investments have the power to dispose of all shares of our capital stock held by Microscience Investments and share the power to vote these shares with BioPharm, L.L.C.

For more information regarding the beneficial ownership of these shares, see “— Stockholder arrangements” below.

(2)	Consists of 13,334 shares of common stock subject to stock options exercisable within 60 days of July 31, 2006.

(3)	Consists of 178,500 shares of common stock subject to stock options exercisable within 60 days of July 31, 2006.

(4)	Consists of 6,667 shares of common stock subject to stock options exercisable within 60 days of July 31, 2006.

(5)	Consists of 25,900 shares of common stock subject to stock options exercisable within 60 days of July 31, 2006.

(6)	Consists of 10,000 shares of common stock subject to stock options exercisable within 60 days of July 31, 2006.

(7)	Consists of 5,000 shares of common stock subject to stock options exercisable within 60 days of July 31, 2006.

(8)	Consists of 5,000 shares of common stock subject to stock options exercisable within 60 days of July 31, 2006.

(9)	Consists of 286,901 shares of common stock subject to stock options exercisable within 60 days of July 31, 2006.

(10)	Consists of the following shares of our common stock:

• 2,890,000 shares held by Intervac, L.L.C.;

• 1,412,896 shares held by BioPharm, L.L.C.;

• 672,500 shares held by Michigan Biologics Products, Inc.;

• 555,822 shares held by Biovac, L.L.C.;

• 477,941 shares held by Biologika LLC;

• 250,000 shares held by Intervac Management, L.L.C.;

• 228,791 shares held by ARPI, L.L.C.; and

• 1,264,051 shares held by Microscience Investments Limited.

If the underwriters exercise their over-allotment option in full, these stockholders will beneficially own shares of our common stock after this offering, or % of our outstanding common stock, consisting of the following shares of our common stock:

• shares held by Intervac, L.L.C.;

• shares held by BioPharm, L.L.C.;

• shares held by Michigan Biologics Products, Inc.;

• shares held by Biovac, L.L.C.;

• shares held by Biologika LLC;

• shares held by Intervac Management, L.L.C.;

• shares held by ARPI, L.L.C.; and

• shares held by Microscience Investments Limited.

Intervac, BioPharm, Michigan Biologics Products, Biovac, Biologika, Intervac Management and ARPI are parties to a voting agreement dated June 30, 2004. BioPharm also is a party to separate voting agreements with Michigan Biologics Products, Biologika and Microscience Investments.

Robert Myers has the power to direct the disposition of all shares of our capital stock held by Michigan Biologics Products.

Mauro and Yasmine Gibellini, as tenants by the entirety, have the power to dispose of all shares of our capital stock held by Biologika.

Janice Mugrditchian has the power to dispose of all shares of our capital stock held by ARPI.

The holders of series B preferred ordinary shares of Microscience Investments have the power to dispose of all shares of our capital stock held by Microscience Investments.

For more information regarding the beneficial ownership of these shares, see “— Stockholder arrangements” below.

(11)	The holders of series B preferred ordinary shares of Microscience Investments have the power to dispose of all shares of our capital stock held by Microscience Investments and share the power to vote these shares with BioPharm, L.L.C. Investment funds affiliated with Apax Funds Nominees Limited, Advent Private Equity Funds, JP Morgan Partners LLC and The Merlin Biosciences Funds are the holders of the Microscience Investments series B preferred ordinary shares. No holder or group of affiliated holders of series B preferred ordinary shares of Microscience Investments alone has the power to direct the disposition of the shares of our capital stock held by Microscience Investments. Microscience Investments is a party to a voting agreement with BioPharm, L.L.C. For more information regarding this voting agreement, see “— Stockholder arrangements” below.

(12)	Consists of the following shares of our common stock:

• 672,500 shares held by Michigan Biologics Products, Inc.; and

• 159,604 shares subject to stock options held by Dr. Myers exercisable within 60 days of July 31, 2006.

If the underwriters exercise their over-allotment option in full, Dr. Myers will beneficially own shares of our common stock after this offering, or % of our outstanding common stock, consisting of the following shares of our common stock:

• shares held by Michigan Biologics Products, Inc.; and

• 159,604 shares subject to stock options held by Dr. Myers exercisable within 60 days of July 31, 2006.

Dr. Myers has the power to direct the disposition of all shares of our capital stock held by Michigan Biologics Products. Mr. El-Hibri has the power to direct the voting of all shares of our capital stock held by Michigan Biologics Products. For more information regarding the beneficial ownership of these shares, see “— Stockholder arrangements” below.

(13)	Consists of the following shares of our common stock:

• 477,941 shares held by Biologika LLC; and

• 25,000 shares subject to stock options held by Mr. Gibellini exercisable within 60 days of July 31, 2006.

If the underwriters exercise their over-allotment option in full, Mr. and Mrs. Gibellini will beneficially own shares of our common stock after this offering, or % of our outstanding common stock, consisting of the following shares of our common stock:

• shares held by Biologika LLC; and

• 25,000 shares subject to stock options held by Mr. Gibellini exercisable within 60 days of July 31, 2006.

Mr. and Mrs. Gibellini, as tenants by the entirety, have the power to dispose of all shares of our capital stock held by Biologika. Mr. El-Hibri has the power to direct the voting of all shares of our capital stock held by Biologika. For more information regarding the beneficial ownership of these shares, see “— Stockholder arrangements” below.

Selling stockholders

The holders of our existing class A common stock have granted an option to the underwriters to purchase up to an aggregate of           additional shares of our common stock to cover over-allotments. The following table sets forth for each selling stockholder the number of shares of our common stock subject to the over-allotment option.

Number of shares of
Name	common stock

Stockholder arrangements

Our principal stockholders are parties to voting agreements that result in Mr. El-Hibri having the power to direct the voting of all shares of our capital stock owned by the stockholders who are party to these voting agreements. These voting agreements are described below.

Voting agreement dated June 30, 2004

Intervac, BioPharm, Michigan Biologics Products, Biovac, Biologika, Intervac Management and ARPI are parties to a voting agreement dated June 30, 2004. We refer to these stockholders collectively as the voting group. Under the voting agreement, each stockholder in the voting group has agreed to vote all shares of our capital stock owned by it for and against and abstain from voting with respect to any matter as directed by a majority in interest of the voting group as measured by the aggregate percentage of ownership of our capital stock. As described below, Mr. El-Hibri has the power to direct the voting of a majority in interest of the voting group. In addition, under the voting agreement, each stockholder in the voting group has appointed Mr. El-Hibri, in his capacity as the general manager of Intervac, as proxy to vote the shares of our capital stock in the manner provided in the voting agreement. The voting agreement automatically terminates on June 30, 2014. Under the voting agreement, any person to whom any stockholder in the voting group transfers any shares of our capital stock must agree to be bound by the terms of the voting agreement, other than as a result of a transfer pursuant to an effective registration statement filed with the Securities and Exchange Commission under the Securities Act or pursuant to Rule 144 under the Securities Act.

Intervac, L.L.C.

Mr. El-Hibri is the general manager of Intervac and in that capacity has the power to vote and dispose of all shares of our capital stock held by Intervac. The board of executive directors of Intervac, consisting of William J. Crowe, Jr., Mr. El-Hibri and Nancy El-Hibri, supervises the management of the company and has the power to remove the general manager. Nancy El-Hibri is the wife of Mr. El-Hibri. A majority of the executive directors of Intervac is required to decide any matter on which the board of executive directors may take action, including the removal of the general manager. Any member of the board of executive directors may be removed by members of Intervac holding more than 50% of the aggregate ownership interests in Intervac. Mr. El-Hibri and his wife, as tenants by the entirety, hold 32.5% of the ownership interests in Intervac. Under a voting agreement with the William J. Crowe, Jr. Revocable Living Trust, Mr. El-Hibri has the power to vote an additional 18.0% of the ownership interests in Intervac on any matter. As a result, Mr. El-Hibri has the power to direct the voting of more than 50% of the aggregate ownership interests in Intervac. The voting agreement between Mr. El-Hibri and the William J. Crowe, Jr. Revocable Living Trust automatically terminates on October 21, 2010.

BioPharm, L.L.C.

Mr. El-Hibri is the holder of more than 50% of the class B ownership units of BioPharm and in that capacity has the power to direct the voting and disposition of all shares of our capital stock held by BioPharm.

Michigan Biologics Products, Inc.

Michigan Biologics Products has agreed, pursuant to a separate voting agreement with BioPharm, to vote all shares of our capital stock owned by it for and against and abstain from voting with respect to any matter in the same manner and to the same extent as BioPharm. As a result, Mr. El-Hibri has the power to direct the voting of all shares of our capital stock held by Michigan Biologics Products. The voting agreement automatically terminates on June 30, 2014. Under the voting agreement, any person to whom Michigan Biologics Products transfers any shares of our capital stock must agree to be bound by the terms of the voting agreement, other than as a result of a transfer in a brokers’ transaction or directly with a market maker, subject to BioPharm’s right to purchase at fair market value the shares that Michigan Biologics Products proposes to sell. Robert Myers, the president of Michigan Biologics Products, who also serves as senior science and policy advisor and director of BioPort Corporation, has the power to direct the disposition of all shares of our capital stock held by Michigan Biologics Products.

Biovac, L.L.C.

Mr. El-Hibri and his wife, as tenants by the entirety, hold 89.2% of the ownership interests in Biovac and have the power to vote and dispose of all shares of our capital stock held by Biovac.

Biologika LLC

Biologika has agreed, pursuant to a separate voting agreement with BioPharm, to vote all shares of our capital stock owned by it for and against and abstain from voting with respect to any matter in the same manner and to the same extent as BioPharm. As a result, Mr. El-Hibri has the power to direct the voting of all shares of our capital stock held by Biologika. The voting agreement automatically terminates on June 30, 2014. Under the voting agreement, any person to whom Biologika transfers any shares of our capital stock must agree to be bound by the terms of the voting agreement, other than as a result of a transfer in a brokers’ transaction or directly with a market maker, subject to BioPharm’s right to purchase at fair market value the shares that Biologika proposes to sell. Mauro Gibellini and Yasmine Gibellini, as tenants by the entirety, hold 100% of the ownership interests in Biologika and have the power to dispose of all shares of our capital stock held by Biologika. Yasmine Gibellini is the sister of Mr. El-Hibri. Mauro Gibellini is the brother-in-law of Mr. El-Hibri.

Intervac Management, L.L.C.

Mr. El-Hibri is the general manager of Intervac Management and in that capacity has the power to vote and dispose of all shares of our capital stock held by Intervac Management. Mr. El-Hibri is appointed as general manager pursuant to the terms of the operating agreement of Intervac Management, which may only be amended with the unanimous consent of the members of Intervac Management. Mr. El-Hibri and his wife, as tenants by the entirety, hold 31.1% of the ownership interests in Intervac Management.

ARPI, L.L.C.

Janice Mugrditchian holds 100% of the ownership interests in ARPI and has the power to vote and dispose of all shares of our capital stock held by ARPI.

Microscience Investments Limited

Microscience Investments has agreed, pursuant to a separate voting agreement with BioPharm, to vote all shares of our common stock owned by it for and against and abstain from voting with respect to any proposal in the same manner and to the same extent as BioPharm. The voting agreement automatically terminates upon the conclusion of our first annual meeting of stockholders following the completion of this offering.

Description of capital stock

The following description of our capital stock and provisions of our restated certificate of incorporation, which we refer to as our certificate of incorporation, and our amended and restated by-laws, which we refer to as our by-laws, are summaries and are qualified by reference to the certificate of incorporation and the by-laws that will be in effect upon completion of this offering. We have filed copies of these documents with the Securities and Exchange Commission as exhibits to our registration statement of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur prior to and upon completion of this offering.

Upon the completion of this offering, our authorized capital stock will consist of      shares of common stock, par value $0.01 per share, and      shares of preferred stock, par value $0.01 per share.

As of July 31, 2006, we had issued and outstanding 7,752,001 shares of class A common stock and 30,015 shares of class B common stock, held by 32 stockholders of record. As of July 31, 2006, we also had outstanding options to purchase 1,062,779 shares of class B common stock at a weighted average exercise price of $6.38 per share.

Prior to the completion of this offering:

•	our class A common stock will be reclassified as common stock and each outstanding share of our class B common stock will be converted into one share of common stock; and

•	each outstanding option to purchase shares of our class B common stock will automatically become an option to purchase an equal number of shares of common stock at the same exercise price per share.

Common stock

The holders of our common stock are entitled to one vote per share with respect to each matter presented to our stockholders on which the holders of common stock are entitled to vote and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock.

In the event of our liquidation or dissolution, the holders of common stock are entitled to receive ratably all assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred stock

Under the terms of our certificate of incorporation, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

Authorizing our board of directors to issue preferred stock and determine its rights and preferences has the effect of eliminating delays associated with a stockholder vote on specific issuances. The issuance of preferred stock or of rights to purchase preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Currently, we have no shares of preferred stock outstanding. Our board of directors has authorized           shares of series A junior participating preferred stock for issuance under our stockholder rights plan. See “— Stockholder rights plan” below. We have no current plans to issue any preferred stock other than as may be provided for by the stockholder rights plan.

Options

Upon the completion of this offering, based on options outstanding as of July 31, 2006, we will have outstanding options to purchase an aggregate of 1,062,779 shares of our common stock at a weighted average exercise price of $6.38 per share.

Anti-takeover effects of Delaware law and our certificate of incorporation and by-laws

Our certificate of incorporation and by-laws and Delaware law contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors.

Immediately prior to this offering, Fuad El-Hibri, our president, chief executive officer and chairman of our board of directors, was the beneficial owner of 99.6% of our outstanding common stock. Immediately following this offering, Mr. El-Hibri will be the beneficial owner of  % of our outstanding common stock, or  % of our outstanding common stock if the underwriters exercise their over-allotment option in full. As a result, Mr. El-Hibri will be able to control the election of the members of our board of directors following this offering. In addition, some of the provisions summarized below may further enhance Mr. El-Hibri’s control of our corporate affairs for at least the next several years, including control of our board of directors. This control could discourage others from initiating a potential merger, takeover or other change of control transaction that other stockholders may view as beneficial.

Number of directors

Subject to the rights of holders of any series of preferred stock to elect directors, our board of directors will establish the number of directors. Until the fifth anniversary of the completion of this offering, any change in the number of directors will require the affirmative vote of at least 75% of the directors then in office.

Staggered board; removal of directors

Our certificate of incorporation and our by-laws divide our directors into three classes with staggered three-year terms. Our directors may be removed from office only for cause and only by the affirmative vote of holders of our capital stock representing at least 75% of the voting power of all outstanding stock entitled to vote.

Any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by the affirmative vote of a majority of our directors present at a meeting duly held at which a quorum is present.

The classification of our board of directors and the limitations on the removal of directors and filling of vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our company.

Appointment and removal of chairman of the board

Until the fifth anniversary of the completion of this offering, the appointment and removal of the chairman of our board of directors will require the affirmative vote of at least 75% of our directors then in office. Mr. El-Hibri currently serves as the chairman of our board of directors.

Stockholder action by written consent; special meetings

Our certificate of incorporation and our by-laws provide that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders. Our certificate of incorporation and our by-laws also provide that, except as otherwise required by law, special meetings of our stockholders can only be called by our board of directors, our chairman of the board or our president.

Advance notice requirements

Following the second anniversary of the completion of this offering, our by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of persons for election to the board of directors. Following the second anniversary of the completion of this offering, stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities.

Delaware business combination statute

We are subject to Section 203 of the General Corporation Law of Delaware. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person. The restrictions contained in Section 203 are not applicable to any of our existing stockholders.

Super-majority voting

The General Corporation Law of Delaware provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless a corporation’s certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Until the second anniversary of the completion of this offering, the affirmative vote of holders of our capital stock representing a majority of the voting power of all outstanding stock entitled to vote is required to amend or repeal the provisions of our certificate of incorporation described in this section entitled “Anti-takeover effects of Delaware law and our certificate of incorporation and by-laws.” Following the second anniversary of the completion of this offering, the affirmative vote of holders of our capital stock representing at least 75% of the voting power of all outstanding stock entitled to vote is required to amend or repeal these provisions of our certificate of incorporation. Until the second anniversary of the completion of this offering, the affirmative vote of either at least 75% of the directors then in office or holders of our capital stock representing a majority of the voting power of all outstanding stock entitled to vote is required to amend or repeal our by-laws. Following the second anniversary of the completion of this offering, the affirmative vote of either a majority of the directors present at a meeting of our board of directors or holders of our capital stock representing at least 75% of the voting power of all outstanding stock entitled to vote is required to amend or repeal our by-laws.

Stockholder rights plan

In connection with this offering, we will enter into a rights agreement pursuant to which we will issue to our stockholders one preferred stock purchase right for each outstanding share of our common stock. Each right, when exercisable, will entitle the registered holder to purchase from us a unit consisting of one one-thousandth of a share of series A junior participating preferred stock at a purchase price to be determined by our board of directors. We will enter into the rights agreement with          , as rights agent.

The following description is a summary of the material terms of our stockholder rights plan. It does not restate these terms in their entirety. We urge you to read our stockholder rights plan because it, and not this description, defines its terms and provisions. We have filed a copy of the rights agreement that establishes our stockholder rights plan as an exhibit to our registration statement of which this prospectus forms a part.

Rights. Each share of common stock will have attached to it one right. Initially, the rights are not exercisable and are attached to all certificates representing outstanding shares of our common stock, and we will not distribute separate rights certificates. The rights will only be exercisable under limited circumstances specified in the rights agreement when there has been a distribution of the rights and the rights are no longer redeemable by us.

The rights will expire at the close of business on the tenth anniversary of the date the rights plan was adopted, unless we redeem or exchange them earlier as described below.

Prior to the rights distribution date. Prior to the rights distribution date:

•	the rights are evidenced by our common stock certificates and will be transferred with and only with such common stock certificates; and

•	the surrender for transfer of any certificates of our common stock will also constitute the transfer of the rights associated with our common stock represented by such certificate.

Rights distribution date. The rights will separate from our common stock, and a rights distribution date will occur, upon the earlier of the following events:

•	10 business days following the later of (1) a public announcement that a person or group, other than an exempted person, has acquired, or obtained the right to acquire beneficial ownership of 15% or more of the outstanding shares of our common stock or (2) the first date on which one of our executive officers has actual knowledge of such an event; and

•	10 business days following the start of a tender offer or exchange offer that would result in a person or group, other than an exempted person, beneficially owning 15% or more of the outstanding shares of our common stock.

The distribution date may be deferred by our board of directors and some inadvertent actions will not trigger the occurrence of the rights distribution date. In addition, a rights distribution date will not occur as a result of the ownership of our stock by the following exempted persons:

•	Fuad El-Hibri;

•	Microscience Investments Limited, unless and until such time as Microscience, together with its affiliates and associates, directly or indirectly, becomes the beneficial owner of any additional shares of common stock, except under certain specified circumstances, and disregarding any shares Microscience is or becomes the beneficial owner of solely as a result of the fact that it is a party to any of the voting agreements described under “Principal and selling stockholders — Stockholder arrangements;” and

•	each other holder of our class A common stock immediately prior to this offering to the extent such person’s beneficial ownership exceeds 15% solely as a result of the fact that the person is a party to any of the voting agreements described under “Principal and selling stockholders — Stockholder arrangements.”

As soon as practicable after the rights distribution date, separate rights certificates will be mailed to the holders of record of our common stock as of the close of business on the rights distribution date. From and after the rights distribution date, the separate rights certificates alone will represent the rights. All shares of our common stock issued prior to the rights distribution date, including shares of common stock issued in this offering, will be issued with rights. Shares of our common stock issued after the rights distribution date in connection with specified employee benefit plans or upon conversion of specified securities will be issued with rights. Except as otherwise determined by our board of directors, no other shares of our common stock issued after the rights distribution date will be issued with rights.

Flip-in event. If a person or group, other than an exempted person, becomes the beneficial owner of 15% or more of the outstanding shares of our common stock, except as described below, each holder of a right will thereafter have the right to receive, upon exercise, a number of shares of our common stock, or, in some circumstances, cash, property or other securities of ours, which equals the exercise price of the right divided by one-half of the current market price of our common stock on the date the acquisition occurs. However, following the acquisition:

•	rights will not be exercisable until the rights are no longer redeemable by us as set forth below; and

•	all rights that are, or were, under the circumstances specified in the rights agreement, beneficially owned by any acquiring person will be null and void.

The event set forth in this paragraph is referred to as a flip-in event. A flip-in event would not occur if there is an offer for all of our outstanding shares of common stock that at least 75% of our board of directors determines is fair to our stockholders and in their best interests.

Flip-over event. If at any time after a person or group, other than an exempted person, has become the beneficial owner of 15% or more of the outstanding shares of our common stock:

•	we are acquired in a merger or other business combination transaction in which we are not the surviving corporation;

•	we are the surviving entity in a merger of other business combination transaction but our common stock is changed or exchanged for stock or securities of any other person or for cash or any other property; or

•	50% or more of our assets or earning power is sold or transferred,

then each holder of a right, except rights which previously have been voided as set forth above, shall thereafter have the right to receive, upon exercise, that number of shares of common stock of the acquiring company which equals the exercise price of the right divided by one-half of the current market price of that company’s common stock at the date of the occurrence of the event. This exercise right does not arise if the merger or other transaction follows an offer for all of our outstanding shares of common stock that at least 75% of our board of directors determines is fair to our stockholders and in their best interests.

Exchange of rights. At any time after a flip-in event, when no person owns a majority of our common stock, our board of directors may exchange the rights, other than rights owned by the acquiring person that have become void, in whole or in part, at an exchange ratio of one share of our common stock, or one one-thousandth of a share of preferred stock, or of a share of a class or series of preferred stock having equivalent rights, preferences and privileges, per right.

Adjustments. The purchase price of the rights, and the number of securities purchasable, are subject to adjustment from time to time to prevent dilution. The number of rights associated with each share of common stock is also subject to adjustment in the event of a stock splits, subdivisions, consolidations or combinations of our common stock that occur prior to the rights distribution date.

Series A junior participating preferred stock. Series A preferred stock purchasable upon exercise of the rights will not be redeemable. Each share of series A preferred stock will be entitled to receive when, as and if declared by our board of directors, a minimum preferential quarterly dividend payment of $10 per share or, if greater, an aggregate dividend of 1,000 times the dividend declared per share of our common stock. In the event of liquidation, the holders of the series A preferred stock will be entitled to a minimum preferential liquidation payment of $1,000 per share, plus accrued and unpaid dividends, and will be entitled to an aggregate payment of 1,000 times the payment made per share of our common stock. Each share of series A preferred stock will have 1,000 votes, voting together with our common stock. In the event of any merger, consolidation or other transaction in which our common stock is changed or exchanged, each share of series A preferred stock will be entitled to receive 1,000 times the amount received per share of our common stock. These rights are protected by customary antidilution provisions.

Because of the nature of the series A preferred stock’s dividend, liquidation and voting rights, the value of one one thousandth of a share of series A preferred stock purchasable upon exercise of each right should approximate the value of one share of common stock.

Redemption of rights. At any time until ten business days following the date of a public announcement that a person or group, other than an exempted person, has acquired or obtained the right to acquire beneficial ownership of 15% or more of the outstanding shares of our common stock, or such later date upon which one of our executive officers first has actual knowledge of such event or such later date as our board of directors may determine, we may redeem the rights in whole, but not in part, at a price of $.001 per right, payable in cash or stock. Immediately upon the redemption of the rights or such earlier time as established by our board of directors, the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

Status of rights holder and tax affects. Until a right is exercised, the holder of the right, as such, will have no rights as a stockholder of ours, including no right to vote or to receive dividends. Although the distribution of the rights should not be taxable to stockholders or to us, stockholders may, depending upon the circumstances, recognize taxable income in the event that the rights become exercisable for our common stock, or other consideration, or for common stock of the acquiring company as described above.

Board’s authority to amend. Our board of directors may amend any provision of the rights agreement, other than the redemption price, prior to the date on which the rights are no longer redeemable. Once the rights are no longer redeemable, our board’s authority to amend the rights agreement is limited to correcting ambiguities or defective or inconsistent provisions in a manner that does not adversely affect the interest of holders of rights.

Effects of the rights. The rights are intended to protect our stockholders in the event of an unfair or coercive offer to acquire our company and to provide our board of directors with adequate time to evaluate unsolicited offers. The rights may have anti takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire us without conditioning the offer on a substantial number of rights being acquired. The rights, however, should not affect any prospective offeror willing to make an offer at a fair price and otherwise in the best interests of us and our stockholders, as determined by our board of directors. The rights should not interfere with any merger or other business combination approved by our board of directors.

Registration rights

Upon the completion of this offering, holders of 7,752,001 shares of our common stock as of July 31, 2006 will have the right to require us to register these shares of common stock under the Securities Act under specified circumstances, including any additional shares issued or distributed by way of a dividend, stock split or other distribution in respect of these shares.

In connection with our acquisition of Microscience, we granted to Microscience Investments registration rights with respect to the shares of our common stock that we issued to Microscience Investments in the acquisition. We also have granted registration rights with respect to shares of our common stock to the holders of our existing class A common stock, in addition to Microscience Investments.

Registration rights held by Microscience Investments may be transferred to the following parties if they become holders of the shares covered by the registration rights: APAX Funds Nominees Limited, The Merlin BioSciences Funds, The Merlin Fund L.P., Advent Private Equity Funds, JPMorgan Partners LLC, Merlin Equity Limited, or any subsidiary, affiliate, parent or general partner of any of these parties.

Demand registration rights

Subject to specified limitations and to the lock-up agreements with the underwriters for this offering, holders of these registrations rights may, beginning 90 days after this offering, require that we register all or part of our common stock subject to the registration rights for sale under the Securities Act. These holders may demand registration of our common stock so long as the offering price to the public of the shares requested to be registered is at least $25,000,000. We are required to effect only one demand registration, subject to specified exceptions for each of Microscience and the holders of our existing class A common stock.

Incidental registration rights

If, after the completion of this offering, we propose to register any of our common stock under the Securities Act, subject to specified exceptions, either for our own account or for the account of other security holders, holders of registration rights are entitled to notice of the registration and to include shares of common stock subject to the registration rights in the registered offering.

Limitations and expenses

With specified exceptions, the right to include shares in a registration is subject to the right of underwriters for the offering to limit the number of shares included in the offering. We are required to pay one-half of all fees, costs and expenses of any demand registration, other than underwriting discounts and commissions.

Transfer agent and registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

NASDAQ Global Market

We have applied to have our common stock listed on The NASDAQ Global Market under the symbol “EBSI.”

Shares eligible for future sale

Prior to this offering, there has been no market for our common stock, and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of common stock, including shares issued upon exercise of outstanding options or in the public market after this offering, or the anticipation of those sales, could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sales of our equity securities. We have applied to have our common stock listed on The NASDAQ Global Market under the symbol “EBSI.”

Upon the completion of this offering, we will have outstanding           shares of common stock, after giving effect to the issuance of           shares of common stock in this offering.

Of the shares to be outstanding after the completion of this offering, the           shares of common stock sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining shares of our common stock are “restricted securities” under Rule 144. Substantially all of these restricted securities will be subject to the 180-day lock-up period described below.

After the 180-day lock-up period, these restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act.

Rule 144

In general and subject to the lock-up agreements described below, under Rule 144, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; and

•	the average weekly trading volume in our common stock on The NASDAQ Global Market during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Upon expiration of the 180-day lock-up period described below, 7,782,016 shares of our common stock will be eligible for sale under Rule 144, including shares eligible for resale under Rule 144(k) as described below. We cannot estimate the number of shares of common stock that our existing stockholders will elect to sell under Rule 144.

Rule 144(k)

Subject to the lock-up agreements described below, shares of our common stock eligible for sale under Rule 144(k) may be sold immediately upon the completion of this offering. In general, under Rule 144(k), a person may sell shares of common stock acquired from us immediately upon the completion of this offering, without regard to manner of sale, the availability of public information about us or volume, if:

•	the person is not our affiliate and has not been our affiliate at any time during the three months preceding the sale; and

•	the person has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate.

Upon the expiration of the 180-day lock-up period described below, approximately 30,015 shares of common stock will be eligible for sale under Rule 144(k).

Rule 701

In general, under Rule 701 of the Securities Act, any of our employees, consultants or advisors who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement is eligible to resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with the various restrictions, including the holding period, contained in Rule 144. Subject to the 180-day lock-up period described below, approximately 30,015 shares of our common stock will be eligible for sale in accordance with Rule 701.

Lock-up agreements

We expect that the holders of substantially all of our currently outstanding capital stock will agree that, without the prior written consent of J.P. Morgan Securities Inc., they will not, during the period ending 180 days after the date of this prospectus, subject to exceptions specified in the lock-up agreements, offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock. Further, these holders have agreed that, during this period, they will not make any demand for, or exercise any right with respect to, the registration of our common stock or any security convertible into or exercisable or exchangeable for our common stock. The 180-day lock-up period may be extended under specified circumstances. The lock-up restrictions, specified exceptions and the circumstances under which the 180-day lock-up period may be extended are described in more detail under “Underwriting.”

Registration rights

Subject to the lock-up agreements described above, upon the completion of this offering, holders of 7,752,001 shares of our common stock as of July 31, 2006, will have the right to require us to register these shares of common stock under the Securities Act under specified circumstances. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act. See “Description of capital stock—Registration rights” for additional information regarding these registration rights.

Stock options

As of July 31, 2006, we had outstanding options to purchase 1,062,779 shares of class B common stock, of which options to purchase 813,347 shares of class B common stock were vested as of July 31, 2006. As of July 31, 2006, options to purchase           shares of common stock will be vested and eligible for sale within 180 days after the date of this prospectus. Immediately prior to the completion of this offering, each of these options automatically will become an option to purchase an equal number of shares of our common stock. Following this offering, we intend to file registration statements on Form S-8 under the Securities Act to register all of the shares subject to outstanding options and options and other awards issuable pursuant to our employee stock option plan and 2006 stock incentive plan. See “Management—Stock option and other compensation plans” for additional information regarding these plans. Accordingly, shares of our common stock registered under the registration statements will be available for sale in the open market, subject to Rule 144 volume limitations applicable to affiliates, and subject to any vesting restrictions and lock-up agreements applicable to these shares.

Underwriting

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities Inc., Cowen and Company, LLC and HSBC Securities (USA) Inc. are acting as representatives of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Number of
Name	shares

J.P. Morgan Securities Inc.
Cowen and Company, LLC
HSBC Securities (USA) Inc.

Total

The underwriters are committed to purchase all the shares of common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $      per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $      per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. The representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the shares of common stock offered in this offering.

The underwriters have an option to buy up to           additional shares of common stock from the selling stockholders to cover sales of shares by the underwriters that exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares from the selling stockholders in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the initial public offering price per share of common stock less the amount paid by the underwriters to us and the selling stockholders per share of common stock. The underwriting fee is $      per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without over-	With full over-
Underwriting discounts and commissions	allotment exercise	allotment exercise

Per share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will

be approximately $       . Of this total, approximately $        is payable by us and approximately $        is payable by the selling stockholders.

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed, with limited exceptions, that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of J.P. Morgan Securities Inc. for a period of 180 days after the date of this prospectus. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Our directors and executive officers and substantially all of our stockholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities Inc., (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

The restrictions imposed by these lock-up agreements will not apply to the transfer or disposition of shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (1) as a bona fide gift, (2) to any trust for the direct or indirect benefit of the stockholder or the immediate family of the stockholder in a transaction not involving a disposition for value, (3) to any corporation, partnership, limited liability company or other entity all of the beneficial ownership interests of which are held by the stockholder or the immediate family of the stockholder in a transaction not involving a disposition for value, (4) by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family of the stockholder, (5) as a distribution to partners, members or stockholders of the stockholder in a transaction not involving a disposition for value or (6) to any affiliate of the stockholder or any investment fund or other entity controlled or managed by the stockholder in a transaction not involving a disposition for value; provided that the transferee, distributee or donee agrees in writing to be bound by the terms of the lock-up agreement to the same extent as if a party thereto; and, provided further that, in the case of (3), (5) and

(6) above, no filing pursuant to Section 16(a) of the Exchange Act, reporting a reduction in the beneficial ownership of common stock shall be required or shall be voluntarily made in connection with such transfer, other than a filing on a Form 5 made after the expiration of the 180-day restricted period or any extension thereof pursuant to the lock-up agreement. In addition, the restrictions imposed by the lock-up agreement do not apply to the sale of common stock by the stockholder pursuant to the underwriting agreement. Furthermore, notwithstanding the restrictions imposed by the lock-up agreement, the stockholder may, without the prior written consent of J.P. Morgan Securities Inc., (1) exercise an option to purchase shares of common stock granted under any stock incentive plan or stock purchase plan, (2) establish a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of common stock, provided that such plan does not provide for any transfers of common stock during the 180-day restricted period or any extension thereof pursuant to the lock-up agreement and (3) transfer shares of common stock acquired in this offering or on the open market following this offering.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We have applied to have our common stock listed on The NASDAQ Global Market under the symbol “EBSI.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on The NASDAQ Stock Market, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors, including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock, or that the shares of common stock will trade in the public market at or above the initial public offering price.

J.P. Morgan Partners, LLC, an affiliate of J.P. Morgan Securities Inc., through its ownership of various entities, owns approximately 10.9% of the voting securities of Microscience Investments Limited, which owns 16.2% of our common stock prior to this offering. Because J.P. Morgan Securities Inc. may be deemed an affiliate under the National Association of Securities Dealers, Inc.’s Conduct Rules, or the NASD Rules, as a result of J.P. Morgan Partners, LLC’s ownership of more than 10% of the voting securities of Microscience Investments Limited, J.P. Morgan Securities Inc. may be deemed to have a “conflict of interest” with us under Rule 2720 of the NASD Rules. When an NASD member with a conflict of interest participates as an underwriter in a public offering, the NASD Rules require that the initial public offering price can be no higher than that recommended by a “qualified independent underwriter,” as defined by the NASD Rules. In accordance with Rule 2720 of the NASD Rules, Cowen and Company, LLC will assume the responsibility of acting as qualified independent underwriter. In this role, Cowen and Company, LLC will perform a due diligence investigation and review and participate in the preparation of the registration statement, of which this prospectus is a part.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. HSBC Realty Credit Corporation, an affiliate of HSBC Securities (USA) Inc., is the lender under a mortgage loan that we entered into in April 2006 in the original principal amount of $8.5 million in connection with the purchase of a building in Frederick, Maryland. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Legal matters

The validity of the common stock offered hereby will be passed upon by Wilmer Cutler Pickering Hale and Dorr LLP, Washington, D.C. Dechert LLP, Philadelphia, Pennsylvania is acting as counsel for the underwriters in connection with this offering.

Experts

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

Where you can find more information

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock we are offering to sell. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement and the exhibits, schedules and amendments to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and to the exhibits and schedules to the registration statement. Statements contained in this prospectus about the contents of any contract or any other document are not necessarily complete, and, and in each instance, we refer you to the copy of the contract or other documents filed as an exhibit to the registration statement. Each of theses statements is qualified in all respects by this reference.

You may read and copy the registration statement of which this prospectus is a part at the Securities and Exchange Commission’s public reference room, which is located at 100 F Street, N.E., Room 1580, Washington, DC 20549. You can request copies of the registration statement by writing to the Securities and Exchange Commission and paying a fee for the copying cost. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for more information about the operation of the Securities and Exchange Commission’s public reference room. In addition, the Securities and Exchange Commission maintains an Internet website, which is located at http://www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Securities and Exchange Commission. You may access the registration statement of which this prospectus is a part at the Securities and Exchange Commission’s Internet website. Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, and we will file reports, proxy statements and other information with the Securities and Exchange Commission.

This prospectus includes statistical data that were obtained from industry publications. These industry publications generally indicate that the authors of these publications have obtained information from sources believed to be reliable but do no guarantee the accuracy and completeness of their information. While we believe these industry publications to be reliable, we have not independently verified their data.

Index to consolidated financial statements

Page

Report of independent registered public accounting firm	F-2
Consolidated financial statements:
Consolidated balance sheets as of December 31, 2004 and 2005 and March 31, 2006	F-3
Consolidated statements of operations for the years ended December 31, 2003, 2004 and 2005 and the three months ended March 31, 2005 and 2006	F-4
Consolidated statements of changes in stockholders’ equity for the years ended December 31, 2003, 2004 and 2005 and the three months ended March 31, 2006	F-5
Consolidated statements of cash flows for the years ended December 31, 2003, 2004 and 2005 and the three months ended March 31, 2005 and 2006	F-6
Notes to consolidated financial statements	F-7

Report of independent registered public accounting firm

The Board of Directors and Stockholders
Emergent BioSolutions Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Emergent BioSolutions Inc. and Subsidiaries as of December 31, 2004 and 2005, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Emergent BioSolutions Inc. and Subsidiaries at December 31, 2004 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

May 23, 2006
McLean, VA

Emergent BioSolutions Inc. and subsidiaries
Consolidated balance sheets

			As of
			March 31,
(in thousands, except	December 31,		2006
share and per share data)	2004	2005	(unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$6,821	$36,294	$14,774
Accounts receivable	18,637	2,530	2,470
Inventories	13,253	16,441	21,102
Income tax receivable	—	763	5,243
Deferred tax assets	978	1,989	—
Restricted cash	1,250	—	—
Prepaid expenses and other current assets	756	1,099	1,902

Total current assets	41,695	59,116	45,491
Property, plant and equipment, net	27,269	30,645	32,527
Deferred tax assets, net of current	24	9,981	11,362
Other assets	68	590	1,193

Total assets	$69,056	$100,332	$90,573

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable, related party	$15	$22	$46
Accounts payable, operations	5,505	10,403	8,086
Accrued compensation	3,710	6,177	5,705
Long-term indebtedness, current portion	572	902	973
Notes payable to employees, current portion	474	506	520
Income taxes payable	3,761	2,134	—
Deferred tax liabilities	—	—	27
Deferred revenue	18,256	7,340	7,340
Other current liabilities	1,893	2,609	2,746

Total current liabilities	34,186	30,093	25,443
Long-term indebtedness, net of current portion	11,347	10,471	10,225
Notes payable to employees, net of current portion	474	31	—
Other liabilities	100	—	—

Total liabilities	46,107	40,595	35,668
Stockholders’ equity:
Preferred Stock $0.01 par value; 3,000,000 shares authorized, 0 shares issued and outstanding at December 31, 2004 and 2005 and March 31, 2006	—	—	—
Common Stock, Class A, $0.01 par value; 10,000,000 shares authorized, 6,487,950, 7,752,001 and 7,752,001 shares issued and outstanding at December 31, 2004 and 2005 and March 31, 2006, respectively	65	78	78
Common Stock, Class B, $0.01 par value; 2,000,000 shares authorized, 0, 7,400 and 16,800 shares issued and outstanding at December 31, 2004 and 2005 and March 31, 2006, respectively	—	—	—
Additional paid-in capital	7,564	34,539	34,637
Accumulated other comprehensive loss	—	(276)	(370)
Retained earnings	15,320	25,396	20,560

Total stockholders’ equity	22,949	59,737	54,905

Total liabilities and stockholders’ equity	$69,056	$100,332	$90,573

The accompanying notes are an integral part of these consolidated financial statements.

Emergent BioSolutions Inc. and subsidiaries
Consolidated statements of operations

				Three months
				ended March 31,
(in thousands, except	Year ended December 31,			(unaudited)
share and per share data)	2003	2004	2005	2005	2006

Revenues:
Product sales	$55,536	$81,014	$127,271	$14,782	$12,196
Milestones and grants	233	2,480	3,417	480	27

Total revenues	55,769	83,494	130,688	15,262	12,223
Operating expense (income):
Cost of product sales	22,342	30,102	31,603	4,136	2,861
Research and development	6,327	10,117	18,381	1,852	8,173
Selling, general and administrative	19,547	30,323	42,793	8,849	10,587
Purchased in-process research and development	1,824	—	26,575	—	—
Settlement of State of Michigan obligation	—	(3,819)	—	—	—
Litigation settlement	—	—	(10,000)	—	—

Income (loss) from operations	5,729	16,771	21,336	425	(9,398)
Other income (expense):
Interest income	100	65	485	77	203
Interest expense	(293)	(241)	(767)	(189)	(170)
Other income (expense), net	168	6	55	(13)	7

Total other income (expense)	(25)	(170)	(227)	(125)	40
Income (loss) before provision for income taxes	5,704	16,601	21,109	300	(9,358)
Provision for (benefit from) income taxes	1,250	5,129	5,325	76	(4,722)

Net income (loss)	$4,454	$11,472	$15,784	$224	$(4,636)

Earnings (loss) per share — basic	$0.68	$1.74	$2.21	$0.03	$(0.60)
Earnings (loss) per share — diluted	$0.63	$1.61	$2.00	$0.03	$(0.60)
Weighted average number of shares — basic	6,570,856	6,576,019	7,136,866	6,494,604	7,767,859
Weighted average number of shares — diluted	7,061,537	7,104,172	7,908,023	7,102,822	7,767,859
Cash dividends per share — basic	$—	$—	$0.76	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

Emergent BioSolutions Inc. and subsidiaries
Consolidated statement of changes in stockholders’ equity

	Class A		Class B								Accumulated
	no-par		no-par		Class A		Class B		Additional		other	Total
(in thousands, except	common stock		common stock		$0.01 par value common stock		$0.01 par value common stock		paid-in	Retained	comprehensive	stockholders’
share and per share data)	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	capital	earnings	loss	equity

Balance at December 31, 2002	6,262,554	$2,940	$254,384	$69	—	$—	—	$—	$—	$1,146	$—	$4,155
Redemption of common stock	—	—	(25,000)	(7)	—	—	—	—	—	(193)	—	(200)
Issuance of common stock	—	—	152,676	39	—	—	—	—	—	—	—	39
Net Income (loss)	—	—	—	—	—	—	—	—	—	4,454	—	4,454

Balance at December 31, 2003	6,262,554	2,940	382,060	101	—	—	—	—	—	5,407	—	8,448

Redemption of common stock	—	—	(199,271)	(53)	—	—	—	—	—	(1,559)	—	(1,612)
Issuance of common stock	—	—	42,607	12	—	—	—	—	—	—	—	12
Conversion of class A no-par common stock to class A $.01 par value common stock	(6,262,554)	(2,940)	—	—	6,262,554	63	—	—	2,877	—	—	—
Conversion of class B no-par common stock to class A $.01 par value common stock	—	—	(225,396)	(60)	225,396	2	—	—	58	—	—	—
Stock-based compensation expense	—	—	—	—	—	—	—	—	4,310	—	—	4,310
Tax benefit related to the disqualifying disposition	—	—	—	—	—	—	—	—	319	—	—	319
Net income (loss)	—	—	—	—	—	—	—	—	—	11,472	—	11,472

Balance at December 31, 2004	—	—	—	—	6,487,950	65	—	—	7,564	15,320	—	22,949

Issuance of common stock to acquire Microscience Limited	—	—	—	—	1,264,051	13	—	—	26,988	—	—	27,001
Exercise of stock options	—	—	—	—	—	—	46,384	—	33	—	—	33
Redemption of common stock	—	—	—	—	—	—	(38,984)	—	(29)	(308)	—	(337)
Forfeiture of stock options	—	—	—	—	—	—	—	—	(17)	—	—	(17)
Payment of dividend	—	—	—	—	—	—	—	—	—	(5,400)	—	(5,400)
Net income (loss)	—	—	—	—	—	—	—	—	—	15,784	—	15,784
Foreign currency translation	—	—	—	—	—	—	—	—	—	—	(276)	(276)

Comprehensive income	—	—	—	—	—	—	—	—	—	—	—	15,508

Balance at December 31, 2005	—	—	—	—	7,752,001	78	7,400	—	34,539	25,396	(276)	59,737

Redemption of common stock	—	—	—	—	—	—	—	—	—	(200)	—	(200)
Issuance of common stock	—	—	—	—	—	—	9,400	—	2	—	—	2
Stock-based compensation expense	—	—	—	—	—	—	—	—	96	—	—	96
Net income (loss)	—	—	—	—	—	—	—	—	—	(4,636)	—	(4,636)
Foreign currency translation	—	—	—	—	—	—	—	—	—	—	(94)	(94)

Comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	(4,730)

Balance at March 31, 2006 (unaudited)	—	$—	—	$—	7,752,001	$78	16,800	$—	$34,637	$20,560	$(370)	$54,905

The accompanying notes are an integral part of these consolidated financial statements.

Emergent BioSolutions Inc. and subsidiaries
Consolidated statements of cash flows

				Three months
				ended March 31,
	Year ended December 31,			(unaudited)
(in thousands)	2003	2004	2005	2005	2006

Cash flows from operating activities:
Net income (loss)	$4,454	$11,472	$15,784	$224	$(4,636)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities (net of effects of acquisitions):
Stock-based compensation expense (credit)	—	4,310	(17)	—	96
Non-cash gain on settlement	—	(3,819)	—	—	—
Depreciation and amortization	1,214	1,867	3,549	841	968
Deferred income taxes	(467)	(418)	(10,968)	96	635
Other obligations	—	200	—	—	—
Loss on disposal of property and equipment	13	43	32	15	4
Purchased in-process research and development	1,824	—	26,575	—	—
Cash payment on State of Michigan obligation	540	—	—	—	—
Changes in operating assets and liabilities:
Accounts receivable	(528)	(15,664)	16,107	13,625	59
Inventories	(4,656)	(1,609)	(3,189)	(4,318)	(4,661)
Income taxes	(1,713)	5,794	(2,390)	(444)	(6,615)
Prepaid expenses and other assets	(244)	50	(865)	(181)	(1,404)
Accounts payable	983	2,472	5,463	(456)	(2,294)
Accrued compensation	(583)	585	2,466	88	(472)
Other current liabilities	(1,617)	44	619	113	137
Deferred revenue	11,852	3,869	(10,916)	(10,916)	—

Net cash provided by (used in) operating activities	11,072	9,196	42,250	(1,313)	(18,183)

Cash flows from investing activities:
Purchases of property, plant and equipment	(4,123)	(17,072)	(6,532)	(379)	(2,853)
Acquisitions, net of cash received	(3,794)	—	(559)	—	—
Restricted cash deposits	—	(1,250)	1,250	—	—
Proceeds from investment maturities	—	147	—	—	—

Net cash used in investing activities	(7,917)	(18,175)	(5,841)	(379)	(2,853)

Cash flows from financing activities:
Proceeds from notes payable	172	10,992	31	70	—
Proceeds from notes payable to employees	—	947	123	—	—
Repayments on product supply and royalty obligations	(900)	(2,351)	—	—	—
Issuance of Class B common stock	39	12	33	—	2
Redemption of Class B common stock	(200)	(665)	(337)	(106)	(200)
Principal payments on notes payable	(38)	(184)	(1,110)	(102)	(192)
Debt issuance costs	—	(70)	—	—	—
Payment of dividend	—	—	(5,400)	—	—

Net cash provided by (used in) financing activities	(927)	8,681	(6,660)	(138)	(390)

Effect of exchange rate changes on cash and cash equivalents	—	—	(276)	—	(94)

Net increase (decrease) in cash and cash equivalents	2,228	(298)	29,473	(1,830)	(21,520)
Cash and cash equivalents at beginning of period	4,891	7,119	6,821	6,821	36,294

Cash and cash equivalents at end of period	$7,119	$6,821	$36,294	$4,991	$14,774

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	$99	$170	$696	$144	$148

Cash paid during the year for income taxes	$4,280	$—	$17,985	$500	$1,200

Supplemental information on non cash investing and financing activities:

Issuance of common stock to acquire Microscience Limited	$—	$—	$27,001	$—	$—

The accompanying notes are an integral part of these consolidated financial statements

Emergent BioSolutions Inc. and subsidiaries
Notes to consolidated financial statements
(dollars in thousands, except per share data)

1.	Nature of the business and organization

Emergent Biosolutions (the Company or Emergent) is a biopharmaceutical company focused on the development, manufacture and commercialization of immunobiotics. The Company operates in two business segments: biodefense and commercial. The Company commenced operations as BioPort Corporation (BioPort) in September 1998 through an acquisition from the Michigan Biologic Products Institute of rights to the marketed product, BioThrax, vaccine manufacturing facilities at a multi-building campus on approximately 12.5 acres in Lansing, Michigan and vaccine development and production know-how. Following this acquisition, the Company completed renovations at the Lansing facilities that had been initiated by the State of Michigan. In December 2001, the U.S. Food and Drug Administration (FDA) approved a supplement to the Company’s manufacturing facility license for the manufacture of BioThrax at the renovated facilities. In June 2004, the Company completed a corporate reorganization (Reorganization) in which:

•	Emergent issued 6,487,950 shares of Class A Common Stock in exchange for 6,262,554 shares of BioPort class A common stock and 225,396 shares of BioPort class B common stock;

•	all other issued and outstanding shares of BioPort class B common stock were repurchased and retired; and

•	all outstanding stock options to purchase BioPort class B common stock were assumed by Emergent and option holders were granted replacement stock options to purchase an equal number of shares of Class B Common Stock of Emergent.

As a result of the Reorganization, BioPort became a wholly owned subsidiary of Emergent. The Company acquired its portfolio of commercial vaccine candidates through an acquisition of Microscience Limited (Microscience) in a share exchange in June 2005 and an acquisition of substantially all of the assets of Antex Biologics Inc. (Antex) for cash in May 2003. The Company has renamed Microscience as Emergent Product Development UK Limited.

2.	Summary of significant accounting policies

Basis of presentation and consolidation

The accompanying consolidated financial statements include the accounts of Emergent and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Unaudited interim financial information

The accompanying interim consolidated balance sheet as of March 31, 2006, the statements of operations and cash flows for the three months ended March 31, 2005 and 2006 and the statement of changes in stockholders’ equity for the three months ended March 31, 2006 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. In the opinion of the Company’s management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments necessary for the fair presentation of the Company’s statement of financial position, results of operations and its cash flows for the three months ended March 31, 2005 and 2006. The results for the three months ended March 31, 2006 are not necessarily indicative of the results to be expected for the year ending December 31, 2006. All references to March 31, 2006 or to the three months ended March 31, 2005 and 2006 in the notes to the consolidated financial statements are unaudited.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash equivalents are highly liquid investments with a maturity of 90 days or less at the date of purchase and consist of time deposits and investments in money market funds with commercial banks and financial institutions and high-quality corporate bonds. Also, the Company maintains cash balances with financial institutions in excess of insured limits. The Company does not anticipate any losses with such cash balances. At December 31, 2004 and 2005 and March 31, 2006, the Company maintained all of its cash and cash equivalents in three financial institutions.

Fair value of financial instruments

The carrying amounts of the Company’s short term financial instruments, which include cash and cash equivalents, accounts receivable and accounts payable, approximate their fair values due to their short maturities. The carrying value and fair value of long-term indebtedness were $11,821 and $11,409, respectively, at December 31, 2004 and $10,502 and $10,089, respectively, at December 31, 2005. The carrying value and fair value of long-term indebtedness were $10,225 and $9,556, respectively, at March 31, 2006.

Restricted cash

Restricted cash at December 31, 2004 consists of a certificate of deposit held by a bank as collateral for a letter of credit acting as a security deposit on a loan. This certificate of deposit was redeemed by the Company in October 2005.

Significant customers and accounts receivable

The Company’s primary customers are the U.S. Department of Defense (DoD) and U.S. Department of Health and Human Services (HHS). For the years ended December 31, 2003, 2004 and 2005 and the three months ended March 31, 2005 and 2006, sales of BioThrax to the DoD and HHS comprised 100%, 99% and 96% and 97% and 95% of total revenues, respectively. As of December 31, 2004 and 2005 and March 31, 2006, the Company’s receivable balances were comprised of 96% and 38% and 23%, respectively, from these customers. Unbilled accounts receivable, included in accounts receivable, totaling $3,772 and $1,418 and $1,690 as of December 31, 2004 and 2005 and March 31, 2006, respectively, relate to various service contracts for which product has been delivered or work has been performed, though invoicing has not yet occurred. Accounts receivable are stated at invoice amounts and consist primarily of amounts due from the DoD and HHS as well as amounts due under reimbursement contracts with other government entities and non-government and philanthropic organizations. If necessary, the Company records a provision for doubtful receivables to allow for any amounts which may be unrecoverable. This provision is based upon an analysis of the Company’s prior collection experience, customer creditworthiness and current economic trends. As of December 31, 2004 and 2005 and March 31, 2006, an allowance for doubtful accounts was not recorded, as the prior collection history from these customers indicates collection is likely.

Concentrations of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with high quality financial institutions. Management believes that the financial risks associated with its cash and cash equivalents are minimal. Because accounts receivable consist of amounts due from the U.S. federal government for product sales and from government agencies under government grants, management deems there to be minimal credit risk.

Inventories

Inventories are stated at the lower of cost or market, with cost being determined using a standard cost method, which approximates average cost. Average cost consists primarily of material, labor and manufacturing overhead expenses and includes the services and products of third party suppliers. The Company analyzes its inventory levels quarterly and writes down, in the applicable period, inventory that has become obsolete, inventory that has a cost basis in excess of its expected net realizable value and inventory in excess of expected customer demand. The Company also writes off in the applicable period the costs related to expired inventory.

Property, plant and equipment

Property, plant and equipment are stated at cost. Depreciation is computed using the straight-line method over the following estimated useful lives:

Buildings	39 years
Furniture and equipment	3-7 years
Internal-use software	Lesser of 3 years or product life
Leasehold improvements	Lesser of the asset life or life of lease

Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to operations. Repairs and maintenance costs are expensed as incurred.

The Company capitalizes purchased software from the time the preliminary project stage is completed until the software is ready for use. Under the provisions of the Statement of Positions (SOP) No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, the Company capitalizes costs associated with software developed or obtained for internal use when the preliminary project stage is completed. Capitalized costs include only: (1) external direct costs of materials and services consumed in developing or obtaining internal use software and (2) payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal use software project during the development stage. Capitalization of such costs ceases before training and other post implantation software activities occur. Computer software maintenance costs related to software development are expensed as incurred.

Income taxes

Income taxes are accounted for using the liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities, and their respective tax bases and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled.

The Company records valuation allowances to reduce deferred tax assets to the amounts that it anticipates will be realized. The Company considers future taxable income and ongoing tax planning strategies in assessing the need for valuation allowances. In general, if the Company determines that it is able to realize more than the recorded amounts of net deferred tax assets in the future, net income will increase in the period in which the determination is made. Likewise, if the Company determines that it is not able to realize all or part of the net deferred tax asset in the future, net income will decrease in the period in which the determination is made. The Company applies any reversals of valuation allowance related to an acquired deferred tax asset against other intangibles before impacting net income.

Under sections 382 and 383 of the Internal Revenue Code, if an ownership change occurs with respect to a “loss corporation”, as defined, there are annual limitations on the amount of net operating losses and deductions that are available. Due to the acquisition of Microscience in 2005, the Company believes the use of the operating losses will be significantly limited.

The Company’s ability to realize deferred tax assets depends upon future taxable income as well as the limitations discussed above. For financial reporting purposes, a deferred tax asset must be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized prior to expiration.

Revenue recognition

The Company recognizes revenues from product sales in accordance with Staff Accounting Bulletin No. 104, Revenue Recognition (SAB No. 104). SAB No. 104 requires recognition of revenues from product sales that require no continuing performance by the Company if four basic criteria have been met:

•	there is persuasive evidence of an arrangement;

•	delivery has occurred and title has passed to the Company’s customer;

•	the fee is fixed and determinable and no further obligation exists; and

•	collectibility is reasonably assured.

All revenues from product sales are recorded net of applicable allowances for sales returns, rebates, special promotional programs, and discounts. For arrangements where the risk of loss has not passed to the customer, the Company defers the recognition of revenue until such time that risk of loss has passed. Also, the cost of revenue associated with amounts recorded as deferred revenue is recorded in inventory until such time as risk of loss has passed.

In December 2005, the Securities and Exchange Commission released an interpretation with respect to the accounting for sales of vaccines and bioterror countermeasures to the federal government for placement into the strategic national stockpile. This interpretation provides for revenue recognition for specifically identified products purchased for the strategic national stockpile in the event that all requirements for revenue recognition, as specified in Statement of Financial Accounting Concepts No. 5, Recognition and Measurement in Financial Statements of Business Enterprises, are not met.

The Company recognizes revenue from milestone payments in accordance with Emerging Issues Task Force (EITF) Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables (EITF No. 00-21), which addresses whether, for revenue recognition purposes, there is one or several elements in an arrangement. The Company recognizes revenue from milestone payments upon achievement of pre-defined scientific events that require substantive effort if achievement of the milestone was not readily assured at the inception of the agreement.

Payments received by the Company for the reimbursement of expenses for research and development activities are recorded in accordance with EITF Issue 99-19, Reporting Revenue Gross as Principal Versus Net as an Agent (EITF No. 99-19). Pursuant to EITF No. 99-19, for transactions in which the Company acts as principal, with discretion to choose suppliers, bears credit risk and performs a substantive part of the services, revenue is recorded at the gross amount of the reimbursement. Costs associated with these reimbursements are reflected as a component of research and development expenses.

Impairment of long-lived assets

In accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS No. 144), the Company assesses the recoverability of its long-lived assets by determining whether the carrying value of such assets can be recovered through undiscounted future operating cash flows. If impairment is indicated, the Company measures the amount of such impairment by comparing the fair value to the carrying value. The Company has recorded no impairment losses for the years ended December 31, 2003, 2004 and 2005 and the three months ended March 31, 2006.

Research and development

Research and development costs are expensed as incurred. Research and development costs primarily consist of salaries, materials and related expenses for personnel and facility expenses. Other research and development expenses include fees paid to consultants and outside service providers and the costs of materials used in clinical trials and research and development.

Purchased in-process research and development

The Company accounts for purchased in-process research and development in accordance with the Statement of Financial Accounting Standards No. 2, Accounting for Research and Development Costs (SFAS No. 2) and along with Financial Accounting Standards Board (FASB) Interpretation No. 4, Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method — an interpretation of FASB Statement No. 2 (FIN 4). Under these standards, the Company is required to determine whether the technology relating to a particular research and development project acquired through an acquisition has an alternative future use. If the determination is that the technology has no alternative future use, the acquisition amount not directly attributed to fixed assets is expensed. Otherwise, the Company capitalizes and amortizes the costs incurred over their estimated useful lives of the technology acquired.

Comprehensive income (loss)

Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (SFAS No. 130), requires the presentation of the comprehensive income (loss) and its components as part of the financial statements. Comprehensive income is comprised of net income (loss) and other changes in equity that are excluded from net income (loss). The Company includes gains and losses on intercompany transactions with foreign subsidiaries that are considered to be long-term investments and translation gains and losses incurred when converting its subsidiaries’ financial statements from their functional currency to the U.S. dollar in accumulated other comprehensive income (loss).

Foreign currencies

The local currency is the functional currency for the Company’s foreign subsidiaries and, as such, assets and liabilities are translated into U.S. dollars at year-end exchange rates. Income and expense items are translated at average exchange rates during the year. Translation adjustments resulting from this process are charged or credited to other comprehensive income (loss).

Certain risks and uncertainties

The Company has derived substantially all of its revenue from sales of BioThrax under contracts with the DoD and HHS. The Company’s ongoing U.S. government contracts do not necessarily increase the likelihood that it will secure future comparable contracts with the U.S. government. The Company expects that a significant portion of the business that it will seek in the near future, in particular for BioThrax, will be under government contracts that present a number of risks that are not typically present in the commercial contracting process. U.S. government contracts for BioThrax require annual funding decisions by the government and are subject to unilateral termination by the government. The Company may fail to achieve significant sales of BioThrax to customers in addition to the U.S. government, which would harm its growth opportunities. The Company may not be able to sustain or increase profitability. The Company is spending significant amounts for the expansion of its manufacturing facilities. The Company may not be able to manufacture BioThrax consistently in accordance with FDA specifications. Other than BioThrax, all of the Company’s product candidates are undergoing clinical trials or are in early stages of development, and failure is common and can occur at any stage of development. None of the Company’s product candidates other than BioThrax has received regulatory approval.

Earnings per share

Basic net income (loss) attributable to common stockholders per share of common stock excludes dilution for potential common stock issuances and is computed by dividing net income (loss) attributable to common stockholders by the weighted average number of shares outstanding for the period. Diluted net income (loss) attributable to common stockholders per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

The following table presents the calculation of basic and diluted net income per share:

	Year ended December 31,			Three months ended March 31,
	2003	2004	2005	2005	2006

Numerator:
Net income (loss)	$4,454	$11,472	$15,784	$224	$(4,636)
Denominator:

Weighted-average number of shares — basic	6,570,856	6,576,019	7,136,866	6,494,604	7,767,859

Dilutive securities — stock options	490,681	528,152	771,157	608,218	—

Weighted-average number of shares — diluted	7,061,537	7,104,172	7,908,023	7,102,822	7,767,859

Earnings (loss) per share — basic	$0.68	$1.74	$2.21	$0.03	$(0.60)
Earnings (loss) per share — diluted	$0.63	$1.61	$2.00	$0.03	$(0.60)

The Company has taken into consideration the disclosure required by the Participating Securities and the Two-Class Method under FASB Statement No. 128 (EITF No. 03-6).

Accounting for stock-based compensation

As of March 31, 2006, the Company has one stock-based employee compensation plan, the Emergent BioSolutions Employee Stock Option Plan (the Emergent Plan), described more fully in Note 10 — Stockholders’ Equity. Through December 31, 2005, the Company accounted for grants under the

Emergent Plan using the intrinsic value method in accordance with the provisions of Accounting Principles Board (APB), Opinion No. 25, Accounting for Stock Issued to Employees (APB No. 25) and has provided the pro forma disclosures of net income (loss) and net income (loss) per share in accordance with SFAS No. 123, Accounting for Stock-Based Compensation (SFAS No. 123) using the fair value method. Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant between the fair value of the Company’s stock and the exercise price of the option and is recognized ratably over the vesting period of the option. The Company accounted for equity instruments issued to non-employees in accordance with SFAS No. 123 and EITF Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services (EITF No. 96-18).

Effective January 1, 2006, the Company adopted the fair value provisions of SFAS No. 123 (revised 2004), Share Based Payment (SFAS No. 123(R)), using the modified prospective method. Under the fair value recognition provisions of SFAS No. 123(R), the Company recognizes stock-based compensation net of an estimated forfeiture rate.

Under the modified prospective method, compensation cost recognized in 2006 includes: (1) compensation cost for all share-based payments granted prior to but not yet vested as of December 31, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and (2) compensation cost for all share-based payments granted subsequent to December 31, 2005, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R). As a result of adopting SFAS No. 123(R) on January 1, 2006, the Company’s loss before income taxes and net loss for the three month period ended March 31, 2006 is approximately $96 higher than if it had continued to account for share-based compensation under APB No. 25. Both basic and diluted losses per share for the three months ended March 31, 2006 are $0.02 lower than if the Company had continued to account for share-based compensation under APB No. 25. Results for prior periods have not been restated. Based on options granted to employees as of March 31, 2006, total compensation expense not yet recognized related to unvested options is approximately $612. The Company expects to recognize that expense over a weighted average period of 3.5 years.

The Company has utilized the Black-Scholes valuation model for estimating the fair value of all stock options granted. No options were granted for the three months ended March 31, 2006. The fair value of each option is estimated on the date of grant. Set forth below are the weighted-average assumptions used in valuing the stock options granted and a discussion of the Company’s methodology for developing each of the assumptions used:

	Year ended December 31,			Three months ended March 31,
	2003	2004	2005	2005	2006

Expected dividend yield	0%	0%	0%	0%	—
Expected volatility	100%	52%	50%	50%	—
Risk-free interest rate	3.15%	2.93%	3.68%	3.44%	—
Expected average life of options (years)	2.7	2.5	3.4	3.5	—
Forfeiture rate	0%	0%	0%	0%	—

•	Expected dividend yield — The Company does not pay regular dividends on its common stock and does not anticipate paying any dividends in the foreseeable future.

•	Expected volatility — Volatility is a measure of the amount by which a financial variable, such as share price, has fluctuated (historical volatility) or is expected to fluctuate (expected volatility) during a period. The Company uses the historical volatility of similar companies over the preceding three-year period to estimate expected volatility. Since 2003, the annual volatility of these similar companies has ranged from 18.4% to 29.4%, with an average of 23.4%.

•	Risk-free interest rate — This is the average U.S. Treasury rate with a term that most closely resembles the expected life of the option for the quarter in which the option was granted.

•	Expected average life of options — This is the period of time that the options granted are expected to remain outstanding. This estimate is based primarily on the employee position profile of option holders and the trading lock out periods that result from the employees access to stock price sensitive information.

•	Forfeiture rate — This is the estimated percentage of options granted that are expected to be forfeited or cancelled on an annual basis before becoming fully vested. The Company estimates the forfeiture rate based on past turnover data with further consideration given to the level of the employees to whom the options were granted.

Prior to the adoption of SFAS No. 123(R), the Company presented all tax benefits of deductions resulting from the exercise of stock options as operating cash flows in the statement of cash flows. SFAS No. 123(R) requires the cash flows resulting from the tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) to be classified as financing cash flows. There were no excess tax benefits classified as a financing cash inflow in the period ended March 31, 2006.

The following table illustrates the effect on net income (loss) and net income (loss) per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation for the three years ended December 31, 2003, 2004 and 2005 and for the three months ended March 31, 2005 and 2006. The reported and pro forma net income (loss) and net income (loss) per share for the three month period ended March 31, 2006 are the same because stock-based compensation expense is recorded under the provisions of SFAS No. 123(R) for that period.

	Year ended December 31,			Three months ended March 31,
	2003	2004	2005	2005	2006

Net income, as reported	$4,454	$11,472	$15,784	$224	$(4,636)
Add: Stock-based compensation in reported net income, net of taxes	—	2,801	—	—	96
Deduct: Total stock-based compensation expense determined under the fair value based method for all awards, net of taxes	(133)	(3,185)	(258)	(32)	(96)

Pro forma net income	$4,321	$11,088	$15,526	$192	$(4,636)

Net income (loss) attributable to common stockholders per common share — basic	$0.68	$1.74	$2.21	$0.03	$(0.60)
Net income (loss) attributable to common stockholders per common share — diluted	$0.63	$1.61	$2.00	$0.03	$(0.60)
Pro forma net income (loss) attributable to common stockholders per common share — basic	$0.66	$1.69	$2.18	$0.03	$(0.60)
Pro forma net income (loss) attributable to common stockholders per common share — diluted	$0.61	$1.56	$1.96	$0.03	$(0.60)

Recent accounting pronouncements

In June 2005, the FASB issued Statement No. 154, Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3 (SFAS No. 154). SFAS No. 154 requires retrospective application to prior periods’ financial statements for all voluntary changes in accounting principle, unless impracticable. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. SFAS No. 154 will have no immediate impact on the Company’s consolidated financial statements, though it would impact the Company’s presentation of future voluntary accounting changes, should such changes occur.

In June 2005, the EITF reached consensus on EITF Issue No. 05-06, Amortization Periods for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination, (EITF No. 05-06). EITF No. 05-06 provides that leasehold improvements acquired in a business combination should be amortized over the lesser of the useful life of the assets or a term that includes renewals that are reasonably assured at the date of acquisition. The EITF also concluded that leasehold improvements placed in service significantly after and not contemplated at or near the beginning of the lease term should be amortized over the lesser of the useful life of the assets or a term that includes renewals that are reasonably assured at the date the leasehold improvements are purchased. EITF No. 05-06 is effective prospectively for leasehold improvements purchased or acquired in periods beginning after June 29, 2005. The Company does not believe that the adoption of this new standard will have a material impact on its financial position.

In November 2004, the FASB issued SFAS No. 151 — Inventory Costs, an amendment of Accounting Research Bulletin No. 43, Chapter 4 (SFAS No. 151). No. 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption did not have a material impact on the Company’s financial position for the year ending December 31, 2005. The Company adopted this policy effective January, 2006.

In June 2006, the FASB also issued FASB Interpretation 48 — Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, Accounting for Income Taxes (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that the Company recognize in the financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company is currently evaluating the impact of adopting FIN 48 on the financial statements.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current year presentation.

3.	Acquisitions

Microscience Limited

On June 23, 2005, Emergent Europe, Inc., (EEI), a wholly-owned subsidiary of the Company incorporated in Delaware, completed the acquisition of Microscience pursuant to the terms and conditions of the Share Exchange Agreement dated June 23, 2005 (Exchange Agreement) by and among EEI and Microscience Holdings plc, a public limited liability company incorporated in England. At the closing date, the Company, through EEI, issued Microscience shareholders 1,264,051 shares of the Company’s Class A

Common Stock in exchange for all of the outstanding stock of Microscience. Shares of Class A Common Stock of the Company were valued for financial statement purposes at $21.36 per share. The Company’s board of directors determined the fair value of the shares issued after taking into account the recommendation of management and the assessments provided by a third party valuation specialist. The results of operations for Microscience from June 23, 2005 are included in the accompanying consolidated statements of operations.

Total purchase consideration consisted of:

Fair value of common stock	$27,001
Direct acquisition costs	1,194

Total purchase consideration	$28,195

The acquisition was accounted for using the purchase method of accounting, as required by SFAS No. 141, Business Combinations (SFAS No. 141). All of the acquired assets and assumed liabilities of Microscience were recorded at their estimated fair market values on the acquisition date, which approximated net book value.

The purchase price was allocated as follows:

Current assets	$1,441
Property and equipment	863
Current liabilities	(684)

Net assets acquired	1,620
In-process research and development	26,575

Total purchase consideration	$28,195

In connection with the transaction, the Company recorded a charge of $26,575 for acquired research projects associated with products in development for which, at the acquisition date, technological feasibility had not been established and no alternative future use existed. Because Microscience was a development stage company that had not commenced its planned principal operations, the transaction was accounted for as an acquisition of assets rather than as a business combination and, therefore, goodwill was not recorded.

Unaudited pro forma results of operations are as follows. The amounts are shown as if the acquisition had occurred on January 1, 2004 and 2005:

	Year ended December 31,
	2004	2005

Pro forma revenue	$83,571	$131,411
Pro forma net income (loss)	$(5,243)	$10,875
Pro forma earnings (loss) per share — basic	$(0.80)	$1.52
Pro forma earnings (loss) per share — diluted	$(0.80)	$1.38

This information is not necessarily indicative of the operational results that would have occurred if the acquisition had been consummated on the dates indicated nor is it necessarily indicative of future operating results of the combined enterprise. The unaudited proforma combined condensed financial information does not reflect any adjustments to conform accounting practices or to reflect any cost savings or other synergies anticipated as a result of the acquisition.

Antex Biologics Inc.

On May 31, 2003, BioPort completed the acquisition of assets from Antex, a subsidiary of Antex Pharma Inc. (Pharma and, together with Antex, Sellers), pursuant to the terms and conditions of the Asset Purchase Agreement dated April 10, 2003 (the Purchase Agreement) by and among BioPort and Sellers. Pursuant to the Purchase Agreement, BioPort acquired from Sellers all of the assets and assumed certain liabilities for cash of $3,400 and transaction costs of $394. The amount of consideration was determined on the basis of arm’s length negotiations between BioPort and Sellers. The results of operations for Antex from May 31, 2003 are included in the accompanying consolidated statements of operations.

Total purchase consideration consisted of:

Purchase price	$3,400
Direct acquisition costs	394

Total purchase consideration	$3,794

The acquisition was accounted for using the purchase method of accounting, as required by SFAS No. 141. All of the acquired assets and assumed liabilities of Antex were recorded at their estimated fair market value on the acquisition date, which approximated book value.

The purchase price was allocated as follows:

Current assets	$279
Property and equipment	1,691
In-process research and development consideration	1,824

Total purchase consideration	$3,794

In connection with the transaction, the Company recorded a charge of $1,824 for acquired research projects associated with products in development for which, at the acquisition date, technological feasibility had not been established and no alternative future use existed. Because Antex was a development stage company that had not commenced its planned principal operations, the transaction was accounted for as an acquisition of assets rather than as a business combination and, therefore, goodwill was not recorded.

4.	Accounts receivable

Accounts receivable consist of the following:

	December 31,		March 31,
	2004	2005	2006

Billed	$14,865	$1,112	$780
Unbilled	3,772	1,418	1,690

Total	$18,637	$2,530	$2,470

5.	Inventories

Inventories consist of the following:

	December 31,		March 31,
	2004	2005	2006

Raw materials and supplies	$1,947	$2,229	$2,245
Work-in-process	6,674	9,547	17,124
Finished goods	4,632	4,665	1,733

Inventories	$13,253	$16,441	$21,102

6.	Property, plant and equipment

Property, plant and equipment consist of the following:

	December 31,		March 31,
	2004	2005	2006

Land and improvements	$2,963	$2,995	$2,998
Buildings and leasehold improvements	13,496	14,143	14,340
Furniture and equipment	10,563	12,520	13,635
Internal-use software	3,818	3,937	4,208
Construction in-progress	2,086	6,197	7,467

	32,925	39,792	42,648
Less: Accumulated depreciation and amortization	(5,657)	(9,147)	(10,121)

Property, plant and equipment, net	$27,269	$30,645	$32,527

Depreciation and amortization expense was $1,214, $1,867 and $3,549 for the years ended December 31, 2003, 2004 and 2005, respectively, and $841 and $968 for the three months ended March 31, 2005 and 2006, respectively. For the years ended December 31, 2003, 2004 and 2005, depreciation and amortization expense included approximately $0, $209 and $1,257, respectively, related to internally developed software. For the three months ended March 31, 2005 and 2006, depreciation and amortization expense included approximately $314 and $314, respectively, related to internally developed software.

7.	Other assets

In connection with the acquisition of Microscience in 2005 as further described in Note 3 — Acquisitions, the Company acquired a facility lease deposit totaling $430. The deposit remains in effect as of March 31, 2006.

8.	Other current liabilities

Other current liabilities consist of the following:

	December 31,		March 31,
	2004	2005	2006

Contract costs	$3	$445	$1,072
Professional fees	1,462	1,390	1,089
Interest payable	71	146	168
Property taxes and other	357	628	417

	$1,893	$2,609	$2,746

9.	Long-term debt and related party notes payable

The components of long term-debt and related party notes payable are as follows:

	December 31,		March 31,
	2004	2005	2006

Term Loan dated October 2004; 6.625%, due October 2011	$7,000	$7,000	$7,000
Forgivable Loan dated October 2004; 3.0%, due March 2013	2,500	2,500	2,500
ERP Term Loan; prime less 0.375%, due September 2007	2,280	1,760	1,600
Employee notes payable for stock redemption; 6%, due 2006	947	537	520
Other	140	113	98

Total notes payable	12,867	11,909	11,718

Less current portion of notes payable	(1,046)	(1,408)	(1,493)

Long-term portion of notes payable	$11,821	$10,502	$10,225

In October 2004, the Company entered into a Secured Conditional Loan with the Maryland Economic Development Assistance Fund for $2.5 million. The proceeds of the loan were used to reimburse the Company for eligible costs it incurred to purchase a building in Frederick, Maryland. The loan is secured by a $1,250 letter of credit and a security interest in the building. The Company is required to pay an annual fee of 1% to maintain the letter of credit. The borrowing bears interest at 3% per annum, and the term of the loan ends March 31, 2013. The principal and related accrued interest may be forgiven if specified employment levels are achieved and maintained through December 2012, at least $42,900 in project costs are expended prior to December 2009 and the Company occupies the building through December 2012. The loan requires the Company to employ at least 280 full-time employees at the Company’s facilities in Frederick, Maryland as of December 31, 2009 and maintain at least 280 full-time employees through December 31, 2012. If as of December 31, 2009, 2010, 2011 or 2012 the Company employs fewer than 280 and more than 225 full-time employees at the Company’s facilities in Frederick, Maryland, then the Company will be required to repay $9 of principal plus accrued interest for each position not filled below the target level of 280 employees. If as of December 31, 2009, 2010, 2011 or 2012 the Company employs fewer than 225 full-time employees at the Company’s facilities in Frederick, Maryland, then the Company will be required to repay the entire outstanding principal amount of the loan plus accrued interest. This loan is guaranteed by all of the subsidiaries of the Company.

In connection with the purchase of the building in Frederick, Maryland discussed above, the Company entered into a loan agreement for $7,000 with a bank to finance the remaining portion of the purchase price. The borrowing accrues interest at 6.625% per annum through October 2006. The Company is required to make interest only payments through that date. Beginning in November 2006, the Company will begin to make monthly payments of $62, based upon a 15 year amortization schedule. In November 2009, the monthly payments will be adjusted based upon a 12 year amortization schedule. All unpaid principal and interest is due in full in October 2011. The Company is required to maintain certain financial and non-financial covenants’ including a minimum tangible net worth of not less than $5,000 and a debt coverage ratio of not less than 1.1 to 1. This loan is guaranteed by all of the subsidiaries of the Company.

During 2004, the Company implemented an Enterprise Resource Planning (ERP) system. The Company financed $2,280 of the costs through the issuance of a term loan. The loan bears interest at prime less 0.375% (7.38% as of March 31, 2006) and is due in September 2007. Monthly payments escalate from $40 to $106 over the term. The ERP system provides security for the loan.

In 2004, the Company issued notes as consideration for the repurchase of outstanding class B common stock of BioPort. These notes were issued to various current and past employees who were issued equity as a result of earlier stock option exercises. Amounts are payable in annual installments, through 2006, and bear interest at 6%.

Scheduled principal repayments and maturities on long-term debt as of December 31, 2005 are as follows:

2006	$1,408
2007	1,302
2008	317
2009	2,838
2010 and thereafter	6,045

$11,910

Line of credit

On April 1, 2005, the Company, through BioPort, obtained a line of credit that provides for borrowings of up to $10,000. The line of credit initially expired on May 1, 2006, but has been extended to October 1, 2006. The line of credit is secured by accounts receivable and bears interest at the prime rate less 0.375%. BioPort is subjected to certain covenants, including maintenance of specified equity levels on a quarterly basis. BioPort is currently in compliance with those covenants. There was no outstanding balance for this line of credit as of March 31, 2006.

10.	Stockholders’ equity

Preferred stock

The Company is authorized to issue up to 3,000,000 shares of preferred stock, $0.01 par value per share (Preferred Stock). Any preferred stock issued may have dividend rates, voting rights, conversion privileges, redemption characteristics, and sinking fund requirements as approved by the Company’s board of directors. As of March 31, 2006, no preferred stock has been issued.

Common stock

The Company currently has two classes of common stock authorized and outstanding: class A common stock, $0.01 par value per share (Class A Common Stock), and class B common stock, $0.01 par value per share (Class B Common Stock). The Company is authorized to issue up to 10,000,000 shares of the Class A Common Stock and 2,000,000 shares of the Class B Common Stock. Holders of Class A Common Stock are entitled to one vote for each share of Class A Common Stock held on all matters as may be provided by law. Holders of Class B Common Stock are not entitled to vote the shares of Class B Common Stock, except as otherwise required by law.

Holders of Class A Common Stock and Class B Common Stock are entitled to receive ratably dividends payable as and when declared by the Company’s board of directors. On June 15, 2005, the Company’s board of directors declared a special cash dividend to the holders of outstanding shares of Class A Common Stock and Class B Common Stock in an aggregate amount of $5,400. The Company’s board of directors declared this special dividend in order to distribute the net proceeds of a payment received as a result of the settlement of litigation initiated in 2002 by BioPort against Elan Pharmaceuticals, Inc., Athena Neurosciences, Inc. and Solstice Neurosciences, Inc. in an effort to clarify intellectual property rights, including the recovery of royalties and other costs and fees, to which BioPort believed it was entitled under a series of agreements regarding the development of botulinum toxin products. The Company paid the special cash dividend on July 13, 2005 to stockholders of record as of June 15, 2005. No regular dividends have been declared or paid.

Each share of Class B Common Stock will automatically convert into one share of Class A Common Stock immediately prior to the closing of the first underwritten sale of the Company’s securities pursuant to an effective registration statement under the Securities Act of 1933, as amended. Following conversion, the Class B Common Stock will be eliminated and no further shares may be issued.

Prior to the formation of the Company, BioPort issued class A no-par voting common stock (BioPort Class A Common Stock) and class B no-par non-voting common stock (BioPort Class B Common Stock) to fund operations. BioPort, at its sole discretion, elected to redeem 25,000 shares of BioPort Class B Common Stock for $200 during the year ended December 31, 2003.

In June 2004, in the Reorganization, the Company issued 6,487,950 shares of Class A Common Stock in exchange for 6,262,551 shares of BioPort Class A Common Stock and 225,396 shares of BioPort Class B Common Stock held by BioPharm, L.L.C. The Company repurchased and retired the remaining issued and outstanding shares of BioPort Class B Common Stock from former employees. Approximately 189,000 shares of BioPort were repurchased at $7.89 per share and 9,800 shares of BioPort were repurchased at $11.84 per share. Shares were repurchased for $665 in cash and the issuance of $947 in notes payable. See Note 9 — Long-term debt and related party notes payable, for additional information related to the former employee notes payable.

During the year ended December 31, 2005, the Company repurchased 38,984 shares of Class B Common Stock with an original weighted average cost of $.76 per share, for $337.

Stock options

As of March 31, 2006, the Company has one stock-based employee compensation plan, the Emergent Plan, under which the Company has granted options to purchase shares of Class B Common Stock.

Prior to the Reorganization, BioPort had a separate stock option plan (BioPort plan) under which options were granted to purchase BioPort Class B Common Stock. The exercise price and vesting schedule for options were determined by BioPort’s board of directors, or a committee thereof, which was established to administer the BioPort plan options.

As of June 30, 2004, options to purchase 677,381 shares of BioPort Class B Common Stock were outstanding under the BioPort plan. Pursuant to the Reorganization, all outstanding BioPort plan options were assumed by Emergent and option holders were granted replacement stock options to purchase an equal number of shares of Class B Common Stock of Emergent. The exercise period for the replacement options was extended to June 30, 2007. The BioPort options were scheduled to expire on June 30, 2004.

In connection with the Reorganization, the Company recorded stock-based compensation expense as a result of the issuance of the stock options to purchase Class B Common Stock. Based upon the guidance in APB No. 25, because the stock options granted for Class B Common Stock provided for an extended term over that of the cancelled BioPort plan options, a new measurement date was created and the Company recorded as stock-based compensation expense the excess of the intrinsic value of the modified options over the intrinsic value of the BioPort plan options when originally issued. This resulted in stock-based compensation expense of $2,801, net of taxes, for the year ended December 31, 2004.

Outside of the reorganization, options to purchase an additional 112,000 shares of Class B common stock of Emergent under the Emergent Plan were granted during the year ended December 31, 2004.

The terms and conditions of stock options (including price, vesting schedule, term and number of shares) under the Emergent plan are determined by the Company’s compensation committee, which administers the Emergent Plan.

Each option granted under the Emergent Plan becomes exercisable as specified in the relevant option agreement, and no option can be exercised after ten years from the date of grant, beginning one year after the date of grant.

The Emergent Plan has both incentive and non qualified stock option features. Under the plan, the Company may grant options totaling up to 1,250,000 shares of Class B Common Stock. The exercise price of each incentive option must be not less than 100% of the fair market value of the shares on the date of grant, except in the case of the incentive stock options being granted to a 10% stockholder, in which case the exercise price must be not less than 110% of the fair market value of the shares on the date of grant.

The following is a summary of stock option plan activity:

	BioPort Plan		Emergent Plan
		Weighted		Weighted
		average		average	Aggregate
	Number	exercise	Number	exercise	intrinsic
	of shares	price	of shares	price	value

Outstanding at December 31, 2002	803,242	$0.25	—	$—	—
Granted	103,500	13.05	—	—	—
Exercised	(152,676)	0.26	—	—	—
Forfeited	(77,235)	0.80	—	—	—

Outstanding at December 31, 2003	676,831	2.17	—	—	—

Exercisable at December 31, 2003	458,696	0.58	—	—	—

Granted	47,391	3.11	281,898	7.89	—
Exercised	(42,607)	0.27	—	—	—
Converted from BioPort to Emergent Plan	(677,381)	1.24	677,381	1.24	—
Forfeited	(4,234)	1.36	(57,784)	3.44	—

Outstanding at December 31, 2004	—	—	901,495	$3.27	—

Exercisable at December 31, 2004	—	—	860,279	2.95	—

Granted	—	—	280,000	11.19	—
Exercised	—	—	(46,384)	0.91	—
Forfeited	—	—	(43,032)	7.57	—

Outstanding at December 31, 2005	—	—	1,092,079	$5.11	—

Exercisable at December 31, 2005	—	—	852,481	$3.50	—

Granted (unaudited)	—	—	—	—	—
Exercised (unaudited)	—	—	(9,400)	0.25	—

	BioPort Plan		Emergent Plan
		Weighted		Weighted
		average		average	Aggregate
	Number	exercise	Number	exercise	intrinsic
	of shares	price	of shares	price	value

Forfeited (unaudited)	—	—	(18,000)	4.70	—

Outstanding at March 31, 2006	—	—	1,064,679	$5.16	$20,612,185

Exercisable at March 31, 2006	—	—	836,081	$3.70	$17,407,206

The weighted average remaining contractual term of options outstanding and exercisable as of March 31, 2006 was 2.05 years and 1.40 years, respectively.

The weighted average grant date fair value of options granted during the years ended December 31, 2003, 2004 and 2005 was $7.97, $2.73 and $4.28, respectively. No options were granted during the three months ended March 31, 2006. The total intrinsic value of options exercised during the years ended December 31, 2003, 2004 and 2005 and during the three months ended March 31, 2006 was $1,165, $325 and $563 and $197, respectively.

At December 31, 2005, stock options outstanding and vested by exercise price were as follows:

	Options outstanding			Options exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
Range of	Number	contractual	exercise	Number	exercise
exercise prices	outstanding	life (years)	price	exercisable	price

$ 0.25	342,879	1.50	$0.25	342,879	$0.25
0.28	162,500	1.50	0.28	162,500	0.28
4.43	16,100	1.50	4.43	16,100	4.43
7.89	400,600	2.69	7.89	279,002	7.89
10.06	135,000	4.96	10.06	48,000	10.06
24.52	35,000	4.65	24.52	4,000	24.52

	1,092,079	2.46	$5.11	852,481	$3.50

The Company’s board of directors considered the assessments of valuation specialists in determining the fair value of the Class B Common Stock underlying stock options granted during 2005 and as of December 31, 2003, 2004 and 2005. The assessments of these valuation specialists were based upon the application of the income and market approaches consistent with the practice aid issued by the American Institute of Certified Public Accountants entitled Valuation of Privately Held Company Equity Securities Issued as Compensation. Under the income approach, the valuation specialists used a discounted cash flow analysis based on projections of future cash flow to determine an estimated value. Under the market approach, the valuation specialists analyzed comparable public companies and developed an estimated value for the Class B Common Stock based on revenues, earnings and enterprise values. The values derived by each of these methods were adjusted for lack of voting rights, minority interest and lack of marketability of the Class B Common Stock.

Options granted from April 1, 2005 through March 31, 2006 are as follows:

		Weighted	Weighted	Weighted
	Number of	average	average	average
	options	exercise	fair value of	intrinsic
Month of grant	granted	price	common stock	value(1)

April 2005	25,000	$7.89	$7.89	—
May 2005	115,000	10.06	10.06	—
June 2005	30,000	14.88	14.88	—
July 2005	10,000	24.52	24.52	—
September 2005	5,000	24.52	24.52	—
November 2005	10,000	24.52	24.52	—

(1)	Intrinsic value reflects the amount by which the value of the shares as of the grant date exceeds the exercise price of the options.

11.	Income taxes

Significant components of the provision for income taxes attributable to operations consist of the following:

				Three months
	Year ended December 31,			ended March 31,
	2003	2004	2005	2005	2006

Current
Federal	$1,717	$5,547	$16,093	$(20)	$(5,155)
State	—	—	200	—	100

Total current	1,717	5,547	16,293	(20)	(5,055)

Deferred
Federal	(416)	(372)	(9,769)	(39)	301
State	(51)	(46)	(1,199)	135	32

Total deferred	(467)	(418)	(10,968)	96	333

Total provision (benefit) for income taxes	$1,250	$5,129	$5,325	$76	$(4,722)

The Company’s net deferred tax asset consists of the following:

	December 31,		March 31,
	2004	2005	2006

Net operating loss carryforward	$666	$2,242	$2,901
Purchased in-process research and development	645	721	—
Stock compensation	1,457	1,696	1,689
Foreign deferrals	—	10,114	9,666
Other	883	3,198	5,080

Deferred tax asset	3,651	17,971	19,336
Fixed assets	(1,859)	(1,387)	(1,238)
Other	(124)	(393)	(609)

Deferred tax liability	(1,983)	(1,780)	(1,847)

Valuation allowance	(666)	(4,221)	(6,154)

Net deferred tax asset	$1,002	$11,970	$11,335

Net operating loss carryforwards of approximately $63 million will begin to expire in the year 2018 if unused. The use of the Company’s net operating loss carryforwards may be restricted due to changes in Company ownership. The Company paid $4,280, $0, and $17,985 in income taxes in 2003, 2004, and 2005, respectively. For the three months ended March 31, 2005 and March 31, 2006, the company paid $500 and $1,200 in income taxes, respectively.

The provision for income taxes differs from the amount of taxes determined by applying the U.S. federal statutory rate to loss before provision for income taxes as a result of the following:

	Year ended December 31,			Three months ended March 31,
	2003	2004	2005	2005	2006

Federal tax at statutory rates	$1,996	$5,863	$7,388	$105	$(3,181)
State taxes, net of federal benefit	(230)	(714)	(2,329)	(160)	(27)
Impact of foreign operations	—	—	(2,278)	—	(1,467)
Change in valuation allowance	187	479	3,558	237	1,915
Tax credits	(441)	(492)	(474)	(120)	—
Other differences	(255)	11	(214)	80	(1,993)
Permanent differences	(7)	(18)	(326)	(66)	31

Federal tax at statutory rates	$1,250	$5,129	$5,325	$76	$(4,722)

The Company is the subject of an ongoing federal income tax audit for the tax year ended December 31, 2004. The potential financial statement impact of the audit cannot be estimated at this time. Accordingly, the Company has not recorded any reserve relating to this audit.

12.	401(k) savings plan

During 1999, the Company established a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. The 401(k) Plan covers substantially all employees. Under the 401(k) Plan, employees may make elective salary deferrals. The Company provides for matching of qualified deferrals up to 50% of the first 6% of the employee’s salary. During the years ended December 31, 2003, 2004 and 2005, the Company made matching contributions of approximately $182, $452 and $520, respectively. During the three months ended March 31, 2005 and 2006, the Company made matching contributions of approximately $107 and $128, respectively.

13.	Commitments and settlement gains

Leases

The Company leases laboratory and office facilities, office equipment and vehicles under various operating lease agreements. The Company leases office and laboratory space in Gaithersburg, Maryland under a noncancelable operating lease that contains a 3% annual escalation and expires on November 30, 2008. For the years ended December 31, 2003, 2004 and 2005 and the three months ended March 31, 2005 and 2006, total rent expense was $890, $1,334 and $2,526 and $482 and $721, respectively. During 2005 and the three months ended March 31, 2006, the Company leased a building in Frederick, Maryland under a lease with an option to purchase. In April 2006, the Company exercised this option and purchased the building.

Future minimum payments under operating lease obligations as of December 31, 2005 are as follows:

2006	$1,689
2007	1,249
2008	1,188
2009	56

Total minimum lease payments	$4,182

Vendor contracts

In accordance with a recently signed research contract, the Company is committed to spending a minimum of $200 in research and development activities by September 2007. To date, the Company has incurred minimal expenditures under this contract.

Litigation

In June 2002, BioPort initiated a lawsuit against Élan Pharmaceuticals and related entities in an effort to clarify intellectual property rights, including the recovery of royalties and other costs and fees, to which BioPort believed it was entitled under a set of 1991 agreements and to clarify intellectual property rights associated with those agreements. BioPort sought damages, injunctive relief and declaratory relief. On June 27, 2005, the Company obtained a settlement pursuant to which Élan and related entities agreed to pay the Company $10,000. Payment of such settlement was received by the Company in July 2005. The agreement also clarified the parties’ intellectual property rights. Upon receipt of the settlement from Élan Pharmaceuticals and related entities, the Company distributed a net settlement amount (total proceeds from the settlement less reserves for applicable federal and state income taxes, legal expenses related to the suit and other miscellaneous expenses) of $5,400 to all Company stockholders of record as of June 15, 2005.

In 1998, the Company recorded obligations related to the initial purchase agreement of Michigan Biologic Products Institute of $10,119. During 2004, the Company settled its entire remaining purchase obligations to the State of Michigan for $6,300, resulting in a gain of $3,819, which is reflected as a component of operations on the accompanying statement of operations.

From time to time, the Company is involved in product liability claims and other litigation considered normal in the nature of its business. The Company does not believe that any such proceedings would have a material, adverse effect on the results of its operations.

14. Related party transactions

Simba LLC, a Maryland based limited liability company 100% owned by the Company’s Chief Executive Officer and his wife, provides chartered air transportation. Simba offers its services to the Company on a discount from Simba’s normal commercial rate. For the years ended December 31, 2003, 2004 and 2005 and the three months ended March 31, 2005 and 2006, the Company paid approximately $0, $32 and $34 and $0 and $13, respectively, for transportation on an as needed basis for business purposes. As of May 2006, this arrangement has been terminated.

The Company has entered into marketing and sales contracts with family members of the Chief Executive Officer to market and sell BioThrax in certain international territories if certain conditions are met. A consulting arrangement with the Chief Executive Officer’s sister requires a payment of 4% of net sales, not to exceed $2.00 per dose, under the agreement. A marketing arrangement with an entity affiliated with the Chief Executive Officer and his family requires a payment of 40% of gross sales in countries in the Middle East and North Africa, except Israel. No royalty payments under these agreements have been triggered for the years ended December 31, 2003, 2004 and 2005 and the three months ended March 31, 2005 and 2006. Some of these arrangements have terminated.

For the years ended December 31, 2003, 2004 and 2005 and the three months ended March 31, 2005 and 2006, the Company paid approximately $116, $494 and $794, and $188 and $170, respectively, in consulting and lease and transportation arrangements with various persons or entities affiliated with the Chief Executive Officer or two members of the board of directors. Accounts payable for these services was $15 and $22 as of December 31, 2004 and 2005, respectively. Accounts payable for these services as of March 31, 2006 was $46. Some of these arrangements have terminated.

15.	Segment information

The Company operates in two business segments: biodefense and commercial. In the biodefense business, the Company develops and commercializes products for use against biological agents that are potential weapons of bioterrorism. Revenues in this segment relate to the Company’s FDA approved product, BioThrax. In the commercial business, the Company develops products for use against infectious diseases with significant unmet or underserved medical needs. Revenues in this segment consist primarily of development and grant revenues received under collaboration and grant arrangements. The all other segment relates to the general operating costs of the business and includes costs of the centralized services departments, which are not allocated to the other segments. The assets in this segment consist of cash and fixed assets.

	Reportable segments
	Biodefense	Commercial	All other	Total

Year Ended December 31, 2005
External revenue	$128,219	$2,469	$—	$130,688
Research and development	10,327	6,962	1,092	18,381
Interest revenue	—	—	485	485
Interest expense	—	—	(767)	(767)
Depreciation and amortization	2,911	411	226	3,548
Net income (loss)	58,632	(40,325)	2,523	15,784
Assets	40,502	5,489	54,341	100,332
Expenditures for long-lived assets	$3,286	$3,052	$194	$6,532

	Reportable segments
	Biodefense	Commercial	All other	Total

Year Ended December 31, 2004
External revenue	$82,585	$909	$—	$83,494
Research and development	6,279	1,136	2,702	10,117
Interest revenue	—	—	65	65
Interest expense	—	—	(241)	(241)
Depreciation and amortization	1,685	169	10	1,867
Net income (loss)	21,776	(5,428)	(4,876)	11,472
Assets	51,626	3,491	13,939	69,056
Expenditures for long-lived assets	$8,320	$668	$8,084	$17,072
Year Ended December 31, 2003
External revenue	$55,536	$233	$—	$55,769
Research and development	4,352	477	1,498	6,327
Interest revenue	—	—	100	100
Interest expense	—	—	(293)	(293)
Depreciation and amortization	1,153	61	—	—
Net income (loss)	6,106	(1,459)	(193)	(4,454)
Asset	28,266	2,462	7,119	37,847
Expenditures for long-lived assets	$4,020	$103	$—	$4,123

The accounting policies of the segments are the same as those described in the summary of significant accounting policies in Note 2 — Summary of significant accounting policies. There are no inter-segment transactions.

16.	Quarterly financial data (unaudited)

Quarterly financial information for the years ended December 31, 2005 and 2004 is presented in the following tables:

	Three months ended
	March 31	June 30	September 30	December 31

Fiscal year 2005
Revenues	$15,261	$44,058	$27,581	$43,788
Income (loss) from operations	425	3,699	4,498	12,714
Net income (loss)	225	2,616	3,410	9,533
Net income (loss) per share, basic	0.03	0.40	0.44	1.23
Net income (loss) per share, diluted	0.03	0.37	0.40	1.11
Fiscal year 2004
Revenues	$20,360	$13,044	$22,241	$27,848
Income (loss) from operations	3,758	(7,632)	8,063	12,582
Net income (loss)	2,582	(5,271)	5,580	8,560
Net income (loss) per share, basic	0.39	(0.79)	0.86	1.32
Net income (loss) per share, diluted	0.37	(0.79)	0.79	1.22

17.	Subsequent events

On April 25, 2006, the Company completed the acquisition of a 150,000 square foot facility in Frederick, Maryland. This facility was previously under a lease which contained an option to purchase the facility. The Company paid $1,250 in cash and financed the balance with cash and with a bank loan in the amount of $8,500. This loan requires principal and interest payments from May 2006 through April 2011. The interest rate is a floating rate based on LIBOR plus 3%, equaling 8.1% on the closing date.

On May 4, 2006, HHS modified its supply contract with the Company to purchase an additional 5 million doses of BioThrax to be delivered between May 4, 2006 and May 5, 2007. The value of this contract modification is $120,000 and will be reflected in the financial results upon acceptance of shipment by HHS, which is expected to occur during 2006 and 2007.

In May 2006, the Company entered into a collaboration agreement with Sanofi Pasteur relating to the development and commercialization of its meningitis B vaccine candidate and received a $3,800 upfront license fee. This agreement also provides for a series of milestone payments upon the achievement of specified development and commercialization objectives, payments for development work under the collaboration and royalties on net sales of this product.

In July 2006, the Company executed a lease agreement for approximately 23,000 square feet of office space in Rockville, Maryland. Annual rent begins at $600 per year and escalates at approximately 3% per year over the ten year term of the lease. The Company has a five year renewal option at the end of the initial term.

           shares

Common stock

Prospectus

JPMorgan
Cowen and Company
HSBC

          , 2006

Until          , 2006 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table indicates the expenses to be incurred in connection with the offering described in this Registration Statement, other than underwriting discounts and commissions, all of which will be paid by the Registrant. All amounts are estimated except the Securities and Exchange Commission registration fee and the National Association of Securities Dealers Inc. filing fee.

Amount

Securities and Exchange Commission registration fee		$9,229
National Association of Securities Dealers Inc. fee		9,125
Nasdaq Stock Market listing fee		*
Accountants’ fees and expenses		*
Legal fees and expenses		*
Blue Sky fees and expenses		*
Transfer Agent’s fees and expenses		*
Printing and engraving expenses		*
Miscellaneous		*

Total Expenses	$	*

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers

Section 102 of the General Corporation Law of the State of Delaware permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. The Registrant’s restated certificate of incorporation provides that no director of the Registrant shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as director, notwithstanding any provision of law imposing such liability, except to the extent that the General Corporation Law of the State of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnify for such expenses which the Court of Chancery or such other court shall deem proper.

The Registrant’s restated certificate of incorporation provides that the Registrant will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Registrant) by reason of the fact that he or she is or was, or has agreed to become, a director or officer of the Registrant, or is or was serving, or has agreed to serve, at the Registrant’s request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, including any employee benefit plan, (all such persons being referred to hereafter as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by or on behalf of Indemnitee in connection with such action, suit or proceeding and any appeal therefrom, if Indemnitee acted in good faith and in a manner which Indemnitee reasonably believed to be in, or not opposed to, the best interests of the Registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The Registrant’s restated certificate of incorporation provides that the Registrant will indemnify any Indemnitee who was or is a party to or threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Registrant to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer of the Registrant, or is or was serving, or has agreed to serve, at our request, as a director, officer, partner, employee or trustee of or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, (including any employee benefit plan), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred by or on behalf of Indemnitee in connection with such action, suit or proceeding and any appeal therefrom, if Indemnitee acted in good faith and in a manner which Indemnitee reasonably believed to be in, or not opposed to, the best interests of the Registrant, except that no indemnification shall be made with respect to any claim, issue or matter as to which Indemnitee shall have been adjudged to be liable to the Registrant, unless, and only to the extent, that the Court of Chancery of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of such liability but in view of all the circumstances of the case, Indemnitee is fairly and reasonably entitled to indemnity for such expense (including attorney’s fees) which the Court of Chancery of Delaware or the court in which such action or suit was brought shall deem proper. Notwithstanding the foregoing, to the extent that an Indemnitee has been successful, on the merits or otherwise, in defense of any action, suit or proceeding, Indemnitee shall be indemnified by the Registrant against all expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.

The Registrant has entered into agreements to indemnify the Registrant’s directors and executive officers. These agreements, among other things, provide that the Registrant will indemnify the director or executive officer to the fullest extent permitted by law for claims arising in his or her capacity as a director, officer, manager, employee, agent or representative of the Registrant. The indemnification agreements also establish the procedures that will apply in the event a director or officer makes a claim for indemnification.

The Registrant maintains a general liability insurance policy which covers certain liabilities of directors and officers of the Registrant arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement the Registrant enters into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, the Registrant, the Registrant’s directors, the Registrants officers and persons who control the Registrant with the meaning of the Securities Act of 1933, as amended, against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities

Set forth below is information regarding shares of class A and class B common stock issued, and options granted, by the Registrant for class B common stock within the past three years. Also included is the consideration, if any, received by the Registrant for such shares, options and information relating to the section of the Securities Act, or rule of the Securities and Exchange Commission, under which exemption from registration was claimed.

(a) Issuance of Securities

(1)	On June 30, 2004, the Registrant issued an aggregate of 6,487,950 shares of class A common stock to stockholders of BioPort Corporation in exchange for an equal number of outstanding shares of common stock of BioPort. All other issued and outstanding shares of common stock of BioPort were repurchased and retired. As a result of this exchange, BioPort became a wholly owned subsidiary of the Registrant.

(2)	On June 23, 2005, the Registrant issued an aggregate of 1,264,051 shares of class A common stock to Microscience Investments Limited, formerly Microscience Holdings plc, in connection with the acquisition of all the outstanding shares of capital stock of Microscience Limited.

No underwriters were involved in the foregoing issuances of securities. The securities described in this section (a) of Item 15 were issued to investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(2) under the Securities Act, relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required. All stockholders to whom shares of class A common stock described above were issued represented to the Registrant in connection with such issuances that they were acquiring the shares for their own account, for investment, and not with a view to the sale or distribution, and that they had sufficient knowledge and experience in financial matters so as to be capable of evaluating the merits and risks of purchasing the shares. The stockholders received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration statement or an available exemption from such registration.

(b) Stock Option Grants

Since inception, we have issued options to certain employees and directors to purchase an aggregate of 1,271,229 shares of our class B common stock as of July 31, 2006. As of July 31, 2006, options to purchase 68,999 shares of class B common stock had been exercised, options to purchase 139,451 shares of class B common stock had been forfeited and options to purchase 1,062,779 shares of class B common stock remained outstanding at a weighted average exercise price of $6.38 per share.

The issuance of stock options and the common stock issuable upon the exercise of such options as described in this section (b) of Item 15 were issued pursuant to written compensatory plans or arrangements with our employees, directors and consultants, in reliance on the exemption provided by Section 3(b) of the Securities Act and Rule 701 promulgated thereunder. All recipients either received adequate information about the Registrant or had access, through employment or other relationships, to such information.

All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. All certificates representing the issued shares of common stock described in this Item 15 included appropriate legends setting forth that the securities had not been registered and the applicable restrictions on transfer.

Item 16.	Exhibits

The exhibits to the registration statement are listed in the Exhibit Index to this registration statement and are incorporated by reference herein.

Item 17.	Undertakings

(a)	The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby undertakes that:

(i)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

(ii)	For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Gaithersburg, State of Maryland on the 14th day of August 2006.

EMERGENT BIOSOLUTIONS INC.

By:	/s/ Fuad El-Hibri
Fuad El-Hibri
President, Chief Executive Officer and Chairman of the Board of Directors

POWER OF ATTORNEY

We, the undersigned directors and officers of Emergent BioSolutions Inc., hereby severally constitute and appoint Fuad El-Hibri, Daniel J. Abdun-Nabi and R. Don Elsey, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any subsequent registration statements pursuant to Rule 462 of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorney-in-fact or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Fuad El-Hibri Fuad El-Hibri	President, Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	August 14, 2006

/s/ R. Don Elsey R. Don Elsey	Vice President Finance, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	August 14, 2006

/s/ Joe M. Allbaugh Joe M. Allbaugh	Director	August 14, 2006

/s/ Zsolt Harsanyi Zsolt Harsanyi, Ph.D	Director	August 14, 2006

/s/ Jerome M. Hauer Jerome M. Hauer	Director	August 14, 2006

Signature	Title	Date

/s/ Shahzad Malik Shahzad Malik, M.D.	Director	August 14, 2006

/s/ Ronald B. Richard Ronald B. Richard	Director	August 14, 2006

/s/ Louis Sullivan Louis Sullivan, M.D.	Director	August 14, 2006

EXHIBIT INDEX

Exhibit
Number		Description

1	.1*	Form of Underwriting Agreement
3.1		Amended and Restated Certificate of Incorporation of the Registrant
3	.2*	Form of Restated Certificate of Incorporation of the Registrant to be effective upon completion of the offering
3.3		Bylaws of the Registrant
3	.4*	Form of Amended and Restated By-laws of the Registrant to be effective upon the completion of the offering
4	.1*	Specimen certificate evidencing shares of common stock
4.2		Registration Rights Agreement, dated June 23, 2005, between the Registrant and Microscience Investments Limited, formerly Microscience Holdings plc
4	.3*	Registration Rights Agreement, dated , 2006, among the Registrant and the entities listed on Schedule 1 thereto
4	.4*	Rights Agreement, dated , 2006, between the Registrant and the Rights Agent
5	.1*	Opinion of Wilmer Cutler Pickering Hale and Dorr LLP
9.1		Voting and Right of First Refusal Agreement, dated October 21, 2005 between the William J. Crowe, Jr. Revocable Living Trust and Fuad El-Hibri
9.2		Voting Agreement, dated June 30, 2004, between BioPharm, L.L.C. and Michigan Biologics Products, Inc.
9.3		Voting Agreement, dated June 30, 2004, between BioPharm, L.L.C. and Biologika, L.L.C.
9.4		Voting Agreement, dated June 30, 2004, by and among the stockholders named therein
9	.5*	Voting Agreement, dated , 2006, between BioPharm, L.L.C. and Microscience Investments Limited, formerly Microscience Holdings plc
10.1		Employee Stock Option Plan, as amended and restated
10.2		Form of Director Stock Option Agreement
10	.3*	2006 Stock Incentive Plan
10	.4*	Form of Incentive Stock Option Agreement under 2006 Stock Incentive Plan
10	.5*	Form of Nonstatutory Stock Option Agreement under 2006 Stock Incentive Plan
10	.6*	Severance Plan and Termination Protection Program
10.7		Form of Indemnity Agreement
10	.8†	Contract No. W9113M-04-D-0002, dated January 3, 2004, between BioPort Corporation and U.S. Army Space and Missile Defense Command, as amended
10	.9†	Contract No. 200-2005-11811, dated May 5, 2005, between BioPort Corporation and Department of Health and Human Services, Office of Public Health Emergency Preparedness and Office of Research and Development Coordination, as amended
10	.10†	Filling Services Agreement, dated March 18, 2002, between BioPort Corporation and Hollister-Stier Laboratories LLC, as amended
10	.11†	BT Vaccine License Agreement, dated November 23, 2004, between the Registrant and the Health Protection Agency
10	.12†	BT Vaccine Development Agreement, dated November 23, 2004, between the Registrant and the Health Protection Agency
10	.13†	rBot Vaccine License Agreement, dated November 23, 2004, between the Registrant and the Health Protection Agency
10	.14†	rBot Vaccine Development Agreement, dated November 23, 2004, between the Registrant and the Health Protection Agency
10	.15†	Exclusive Distribution Agreement, dated November 23, 2004, between the Registrant and the Health Protection Agency

Exhibit
Number		Description

10	.16†	Investment Agreement relating to Microscience Holdings plc, dated March 18, 2005, among the Wellcome Trust, Microscience Investments Limited, formerly Microscience Holdings plc, and Emergent Product Development UK Limited, formerly Microscience Limited, as amended
10.17		Standard Employment Contract, dated December 22, 2005, between Emergent Product Development UK Limited, formerly Emergent Europe Limited, and Steven N. Chatfield
10.18		Letter Agreement, dated July 11, 2006, between the Registrant and Steven N. Chatfield
10	.19†	Consulting Services Agreement, dated March 1, 2006, between the Registrant and The Hauer Group
10.20		Amended and Restated Marketing Agreement, dated January 1, 2000, between BioPort Corporation and Intergen N.V.
10.21		Lease, dated December 1, 1998, between ARE-QRS, Corp. and Antex Biologics Inc., as amended
10.22		Lease (540 Eskdale Road, Winnersh Triangle, Wokingham, Berkshire), dated December 13, 1996, between Slough Properties Limited and Azur Environmental Limited, as assigned to Emergent Product Development UK Limited, formerly Microscience Limited
10.23		Lease (545 Eskdale Road, Winnersh Triangle, Wokingham, Berkshire), dated December 13, 1996, between Slough Properties Limited and Azur Environmental Limited, as assigned to Emergent Product Development UK Limited, formerly Microscience Limited
10	.24*	Lease Agreement, dated June 27, 2006, between Brandywine Research LLC and the Registrant
10.25		Amended and Restated Loan Agreement, dated July 29, 2005, between BioPort Corporation and Fifth Third Bank, as amended
10.26		Loan and Security Agreement, dated October 14, 2004, among the Registrant, Emergent Commercial Operations Frederick Inc., formerly Advanced BioSolutions, Inc., Antex Biologics Inc., BioPort Corporation and Mercantile Potomac Bank
10.27		Promissory Note, dated October 14, 2004, from Emergent Commercial Operations Frederick Inc., formerly Advanced BioSolutions, Inc., to Mercantile Potomac Bank
10.28		Loan Agreement, dated October 15, 2004, between Emergent Commercial Operations Frederick Inc., formerly Advanced BioSolutions, Inc., and the Department of Business and Economic Development
10.29		Deed of Trust Note, dated October 14, 2004, between Emergent Commercial Operations Frederick Inc., formerly Advanced BioSolutions, Inc., and the Department of Business and Economic Development
10	.30†	Term Note, dated August 10, 2004, from BioPort Corporation to Fifth Third Bank
10.31		Loan Agreement, dated April 25, 2006, among the Registrant, Emergent Frederick LLC and HSBC Realty Credit Corporation (USA)
10.32		Bond Purchase Agreement, dated March 31, 2005, between the County Commissioners of Frederick County, Emergent Commercial Operations Frederick Inc., formerly Emergent Biologics Inc., and Mercantile Potomac Bank
10	.33†	License and Co-development Agreement, dated May 6, 2006, between Emergent Product Development UK Limited, formerly Emergent Europe Limited, and Sanofi Pasteur, S.A.
10	.34*	Product Supply Agreement, dated June 12, 2006, between Emergent Product Development Gaithersburg Inc. and Talecris Biotherapeutics, Inc.
10	.35*	Election of Fuad El-Hibri to Participate in the Severance Plan and Termination Protection Program
10	.36*	Services Agreement, dated August 1, 2006, between East West Resources Corporation and the Registrant
10	.37*	Director Compensation Program
21	.1*	Subsidiaries of the Registrant
23.1		Consent of Independent Registered Public Accounting Firm
23	.2*	Consent of Wilmer Cutler Pickering Hale and Dorr LLP (included in Exhibit 5.1)
24.1		Powers of Attorney (included on signature page)

*	To be filed by amendment.

†	Confidential treatment requested. Confidential materials omitted and filed separately with the Securities and Exchange Commission.